1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date November 25, 2014	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

These materials contained in this announcement are not for distribution, publication or circulation, directly or indirectly, in or into the United States.

This announcement is solely for the purpose of reference and does not constitute an offer of securities for sale or an invitation to purchase securities in the United States or any other jurisdiction. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or under any securities laws of any state or other jurisdiction of the United States. Unless exempt from registration and in compliance with the securities laws of any state or other jurisdiction of the United States, the securities described herein may not be sold, offered for sale, resold, transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). There will be no public offer or sale of the securities described herein in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ISSUE OF PROSPECTUS AND RESUMPTION OF TRADING

ISSUE OF PROSPECTUS

Yancoal Australia issued the prospectus on the Convertible Hybrid Bonds on ASX.

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

RESUMPTION OF TRADING

At the request of the Company, trading in (i) the H shares of the Company (stock code: 1171); (ii) debt securities (stock codes: 4551 and 4552) issued by Yancoal International Resources Development Co., Limited (a wholly owned subsidiary of the Company) and guaranteed by the Company; and (iii) debt securities (stock code: 5753) issued by Yancoal International Trading Co., Limited (a wholly owned subsidiary of the Company) and guaranteed by the Company, on the Stock Exchange were halted with effect from 9:00 a.m. on Monday, 24 November 2014 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the shares and debt securities on the Stock Exchange with effect from 9:00 a.m. on Tuesday, 25 November 2014.

ISSUE OF PROSPECTUS

Reference is made to the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 7 November 2014 (the “Announcement”) in relation to, among others, the Rights Offer of the Convertible Hybrid Bonds by Yancoal Australia Limited (“Yancoal Australia”). Unless otherwise indicated, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

Yancoal Australia issued the prospectus on the Convertible Hybrid Bonds on ASX on 24 November 2014 (the “Prospectus”), which contains inside information of the Company.

The following is the major information extracted from the Prospectus:

Reserves1

			Recoverable Reserves					Marketable Reserves
Project	Ownership %	Coal Type	Proved Reserve Report JORC Mt	Probable Reserve Report JORC Mt	Total Reserves at JORC Report Date Mt	Total Reserves Dec-13 Mt		Proved Reserve Report JORC Mt	Probable Reserve Report JORC Mt	Total Reserves at JORC Report Date	Total Reserves Dec-13 Mt		JORC Code	Competent Person	Report Date	ROM Production From JORC Report Date to Dec-13 Mt		Saleable Production From JORC Report Date to Dec-13 Mt
Moolarben (O/C)	80	Thermal	124.7	129.9	254.6	250.4		86.9	89.4	176.3	173.1		2004	1	Jun-13	4.2		3.2
Moolarben (U/G)	80	Thermal	37.3	25.6	62.9	62.9		37.3	25.6	62.9	62.9		2004	1	Jun-13
Austar (U/G)	100	Met/Thermal	14.2	33.5	47.7	46.9		11.5	26.3	37.8	37.1		2012	3	Jun-13	0.8		0.7
Ashton (SE O/C)	100	Met/Thermal		15.6	15.6	15.6			7.8	7.8	7.8		2012	14	Aug-13
Ashton (WP O/C)	100	Met/Thermal
Ashton (U/G)	100	Met	35.5	5.9	41.4	40.5				19.6	19.2		2012	14	Aug-13	0.9		0.4
Yarrabee (O/C)	100	Thermal/Met	37.5	21.2	58.7	56.9		13.5	33.2	46.7	45.0		2004	5	Jun-13	1.9		1.6
Gloucester – Stratford (O/C)*	100	Met/Thermal	0.9	39.0	39.9	38.3	**	0.5	21.2	21.7	20.6	**	2004	7	Sep-12	4.4	*	2.7	*
Gloucester – Duralie (O/C)*	100	Met/Thermal	8.4	12.2	20.6	18.9	**	4.8	8.5	13.3	11.7	**	2004	7	Sep-12
Gloucester – Grant and Chainey (O/C)	100	Met/Thermal		8.8	8.8	8.8			5.0	5.0	5.0		2004	7	Sep-12
Middlemount (O/C)	50	Met/Thermal	69.0	27.0	96.0	89.8		51.0	18.1	69.1	64.5		2004	9	Feb-11	6.2		4.6
Donaldson (U/G)	100	Thermal/Met	78.3	60.0	138.3	136.9				85.7	84.6		2004	11	Jun-13	1.4		1.1

Total					784.5	765.9				545.9	531.5					19.8		14.3

Yancoal Attributable Share***					667.5	651.7				460.7	449.3					15.8		11.3

*	ROM production and saleable production are for Stratford and Duralie combined.
**	At the time of Yancoal’s Annual Report for the year ended 31 December 2013, only combined production values for Stratford and Duralie were available and therefore a 4.4Mt depletion was applied solely against Duralie. As a result of further data becoming available, this 4.4Mt depletion has been applied 1.7Mt against Stratford and 2.7Mt against Duralie. There has been no change to the total Reserves reported for Stratford and Duralie on a combined basis since Yancoal’s Annual Report for the year ended 31 December 2013.
***	The ‘Yancoal Attributable Share’ total above only includes an attributable share of 90% for Ashton as it is based on information from Yancoal’s Annual Report for the year ended 31 December 2013. Yancoal now owns 100% of Ashton (since 30 September 2014).

Note: ROM production and saleable production figures from the JORC report date to the end of December 2013 are based on actual production figures gathered by Yancoal.

Note: Met = Metallurgical coal. O/C = Open Cut. U/G = Underground

Note: Reserves are inclusive of Resources estimates and are reported on a 100% basis, with Yancoal’s ownership reported in the ‘ownership %’ column for each deposit.

[1]	The information in this Table and this Section 4 relating to Resources and Reserves is based on information from Yancoal’s Annual Report for the year ended 31 December 2013. The only change between the information set out in Yancoal’s Annual Report for the year ended 31 December 2013 and this Table relates to depletion at Stratford and Duralie (see note below).

•	Financial information

•	Introduction

The summary historical financial information presented in Section ☐ (Historical Financial Information) has been derived from the audited financial statements of Yancoal and the entities it controlled for the years ended 31 December 2012 and 31 December 2013 and the reviewed financial statements for the half years ended 30 June 2013 and 30 June 2014, and consists of the following:

•	Historical consolidated income statement (Section •);

•	Historical consolidated balance sheet (Section •); and

•	Historical consolidated statement of cash flows (Section •).

Effective from 1 January 2013 Yancoal amended its accounting policies in accordance with the adoption of AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements and the AASB Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine. This resulted in the restatement of the relevant comparative periods that included the half year ended 31 December 2012 included herein.

The following information should be read together with the other information contained in the Prospectus, including the investment risks in Section 7 to understand the basis, assumptions and limitations underlying the Historical and Pro Forma Financial information presented. More detailed financial results are available in Yancoal’s lodged consolidated financial statements for the financial years ended 31 December 2012 and 31 December 2013, and for the half years ended 30 June 2013 and 30 June 2014, which can be obtained from www.yancoal.com.au. Yancoal has lodged consolidated financial statements for the above periods.

Section 6.3 (Pro Forma Historical Balance Sheet) presents the summary consolidated balance sheet as at 30 June 2014, together with a pro forma summary consolidated balance sheet as at that date reflecting the impact of the issue of US$2.3077 billion of Subordinated Capital Notes.

The pro forma consolidated financial information has been prepared and presented in accordance with the measurement and recognition principles prescribed in the Australian Accounting Standards (including the Australian Accounting Interpretations). The financial information is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

The Pro Forma Historical Financial Information has not been audited but has been reviewed by ShineWing Hall Chadwick in accordance with Australian Auditing Standards applicable to review engagements.

Section 6.4. (Pro Forma Financial Covenant Analysis) presents the pro forma covenant ratios for the twelve months ending 30 June 2014 under the BOC Facilities, reflecting the impact of either the full or minimum subscription of the Subordinated Capital Notes.

As noted in section 5.8.1 above, under each of the BOC Facilities, Yancoal must comply with certain financial covenants that are tested semi-annually and include the ratios below:

•	Interest cover ratio (minimum ratio of EBITDA to net interest) (Sections 5.8.1 and 6.4.1);

•	Consolidated net worth test (minimum net assets after adjusting for certain unrealised foreign exchange impacts) (Sections 5.8.1 and 6.4.2); and

•	Gearing Ratio (maximum ratio of net debt after adjusting for certain unrealised foreign exchange impacts (‘consolidated net debt’) to consolidated net debt plus consolidated net worth) (Sections 5.8.1 and 6.4.3).

Investors should note that past financial performance is not a reliable indicator of future performance.

•	Historical Financial Information

•	Historical consolidated income statement

Set out below is a summary of Yancoal’s consolidated income statement for the financial half years ended 31 December 2012 (2H12), 30 June 2013 (1H13), 31 December 2013 (2H13) and 30 June 2014 (1H14).

A$ million	2H12	1H13	2H13	1H14
Revenue	765.3	718.4	811.5	654.6
Operating EBITDA	54.2	53.4	70.9	(7.5)

Depreciation and amortisation	(125.5)	(128.6)	(142.2)	(119.1)
Operating EBIT	(71.3)	(75.2)	(71.3)	(126.6)
Finance costs *	(56.9)	(93.7)	(111.8)	(136.5)
FX gain / (loss) on US$ loans	57.0	(492.7)	123.2	25.2
Impairment	—	(343.0)	—	—
Gain on acquisition	(18.1)	—	—	—
Transaction costs	15.0	—	(3.6)	—
Mark to market of CVRs	(12.3)	(20.1)	(20.2)	(3.5)
Revaluation of royalty	(3.6)	(15.3)	9.3	(7.5)

Loss before income tax	(90.2)	(1,040.0)	(74.4)	(248.9)

Income tax benefit / (expenses)	55.6	290.6	(8.2)	56.2
Loss after income tax	(34.6)	(749.4)	(82.6)	(192.7)

*	Finance costs include bank fees and other charges as they are considered debt service costs.

•	Historical consolidated balance sheet

Set out below is a summary of Yancoal’s consolidated balance sheet as at 31 December 2012, 30 June 2013, 31 December 2013, and 30 June 2014.

A$ million	31 Dec 2012	30 Jun 2013	31 Dec 2013	30 Jun 2014
Current assets
Cash and cash equivalents	349.3	380.3	318.0	365.3
Trade and other receivables	213.6	185.6	236.6	166.4
Royalty receivable	17.6	16.5	19.4	17.5
Inventories	146.4	150.8	136.6	132.0
Contingent value right shares	—	—	259.4	—
Other current assets	27.4	32.5	32.0	22.8

Total current assets	754.3	765.7	1,002.0	704.0

Non-current assets
Trade and other receivables	333.1	359.6	368.8	385.4
Royalty receivable	188.9	181.5	189.5	188.3
Investments accounted for using the equity method	152.8	123.7	89.9	56.2
Property, plant and equipment	1,759.7	1,819.0	1,836.6	1,807.5
Mining tenements	2,646.8	2,293.8	2,251.8	2,211.3

A$ million	31 Dec 2012	30 Jun 2013	31 Dec 2013	30 Jun 2014
Intangible assets	116.7	114.9	113.6	112.5
Exploration and evaluation assets	945.3	907.2	909.2	909.9
Deferred tax assets	666.8	749.9	863.2	762.3
Other non-current assets	20.2	24.3	29.8	32.1

Total non-current assets	6,830.3	6,573.9	6,652.4	6,465.5

Total assets	7,584.6	7,339.6	7,654.4	7,169.5

Current liabilities
Trade and other payables	254.4	221.3	259.7	206.4
Interest-bearing liabilities	105.3	120.5	123.9	119.5
Contingent value right shares	—	239.3	259.4	—
Promissory note payable	587.0	—	—	—
Derivative financial instruments	2.1	72.9	49.6	0.6
Provisions	34.8	22.6	20.1	14.9
Other current liabilities	16.4	—	4.0	0.2

Total current liabilities	1,000.0	676.6	716.7	341.6

Non-current liabilities
Interest-bearing liabilities	3,473.3	4,809.0	5,033.0	4,987.7
Contingent value right shares	219.1	—	—	—
Deferred tax liabilities	989.5	758.0	799.8	729.3
Provisions	110.0	109.2	120.4	113.9
Other non-current liabilities	1.2	1.0	7.3	7.1

Total non-current liabilities	4,793.1	5,677.2	5,960.5	5,838.0

Total liabilities	5,793.1	6,353.8	6,677.2	6,179.6

Net assets	1,791.5	985.8	977.2	989.9

Equity
Contributed equity	656.7	656.7	656.7	656.7
Other contributed equity	—	—	—	262.9
Reserves	6.4	(49.8)	24.1	(33.3)
Retained earnings	1,128.4	378.9	296.4	103.6

Total equity	1,791.5	985.8	977.2	989.9

•	Historical consolidated statement of cash flows

Set out below is a summary of Yancoal’s consolidated statement of cash flows for the financial half years ended 31 December 2012 (2H12), 30 June 2013 (1H13), 31 December 2013 (2H13) and 30 June 2014 (1H14).

A$ million	2H12	1H13	2H13	1H14
Cash flows from operating activities
Receipts from customers	693.5	679.4	760.3	697.5
Payments to suppliers and employees *	(709.7)	(730.9)	(753.1)	(726.8)
Interest paid	(37.5)	(58.3)	(58.7)	(75.2)
Interest received	9.0	6.5	3.2	4.4
Income tax refund received	28.9	2.4	—	—
Transaction costs paid	(16.8)	(9.1)	(3.2)	(0.4)

Net cash outflow from operating activities	(32.6)	(110.0)	(51.5)	(100.5)

A$ million	2H12	1H13	2H13	1H14
Cash flows from investing activities
Payments for PP&E	(205.1)	(115.3)	(104.6)	(53.8)
Payments for capitalised exploration and evaluation assets	(11.1)	(3.0)	(1.5)	(0.8)
Acquisition related costs	(5.3)	—	—	—
Advances to joint venture	(40.0)	(17.0)	—	(7.5)
Receipt from repayment of loans to related entities	98.5	50.0	—	—
Proceeds from sale of available-for-sale financial assets	16.9	—	—	—
Cash transferred (to)/from restricted accounts	48.7	(18.2)	9.1	16.0
Cash flow from other investing activities	2.1	(0.7)	(0.7)	0.2

Net cash outflow from investing activities	(95.3)	(104.2)	(97.7)	(45.9)

Cash flows from financing activities
Payment of finance lease liabilities	(1.7)	(4.6)	(5.4)	(5.4)
Proceeds from interest bearing liabilities - external	(1.6)	80.0	—	—
Proceeds from interest-bearing liabilities - related entities	693.4	840.8	503.2	221.1
Repayment of interest-bearing liabilities - external	(208.8)	(80.0)	(116.7)	—
Repayment of interest bearing liabilities - related entities	(343.9)	—	(335.3)	—
Repayment of promissory note	—	(587.0)	—	—
Receipt of CVR share receivable	—	—	—	262.9
Repayment of CVR shares	—	—	—	(262.9)

Net cash inflow from financing activities	137.4	249.2	45.8	215.7

Net increase / (decrease) in cash	9.5	35.0	(103.4)	69.3

Cash and cash equivalents at the beginning of the financial period	336.8	349.3	380.3	318.0

Effects of exchange rate changes on cash and cash equivalents	3.0	(4.0)	41.1	(22.0)

Cash and cash equivalents at the end of the financial period	349.3	380.3	318.0	365.3

*	Includes bank fees and other charges paid during the period.

•	Pro Forma Historical Balance Sheet

Set out below is the pro forma historical balance sheet, which is derived from Yancoal’s reviewed Consolidated Balance Sheet as at 30 June 2014 and adjusted to reflect the early repayment of a current interest bearing liability, the repeal of the Minerals Resource Rent Tax (MRRT) legislation and the completion of the Offer and reduction of the Shareholder Loans (Pro Forma Adjustments):

•	repayment of US$99.3 million interest bearing liability on 25 July 2014;

•	repeal of MRRT legislation effective on 30 September 2014;

•	issuance of US$2.3077 billion Subordinated Capital Notes (assumes the Offer is fully subscribed and excludes the potential placement of US$14.5m of Subordinated Capital Notes to third party investors – see the ‘Sensitivity’ information provided below for the position if only US$1.8 billion[2] is raised in the Offer); and

•	pay-down of US$1.800 billion Shareholder Loans.

The pro forma information in relation to the effect of the Offer and Shareholder Loan reduction has been prepared using the 30 June 2014 A$:US$ exchange rate of 0.942.

[2]	The amount which Yanzhou has committed to subscribe.

	Actual	Pro forma adjustments			Pro forma
A$ million	30 June 2014	25 July 2014 Debt repayment *	MRRT repeal	Offer and Shareholder Loan reduction *	30 June 2014
Current assets
Cash and cash equivalents	365.3	(105.4)	—	519.2	779.1
Trade and other receivables	166.4	—	—	—	166.4
Royalty receivable	17.5	—	—	—	17.5
Inventories	132.0	—	—	—	132.0
Other current assets	22.8	—	—	—	22.8

Total current assets	704.0	(105.4)	—	519.2	1,117.8

Non-current assets
Trade and other receivables	385.4	—	—	—	385.4
Royalty receivable	188.3	—	—	—	188.3
Investments accounted for using the equity method	56.2	—	—	—	56.2
Property, plant and equipment	1,807.5	—	—	—	1,807.5
Mining tenements	2,211.3	—	—	—	2,211.3
Intangible assets	112.5	—	—	—	112.5
Exploration and evaluation assets	909.9	—	—	—	909.9
Deferred tax assets	762.3	—	(105.6)	—	656.7
Other non-current assets	32.1	—	—	—	32.1

Total non-current assets	6,465.5	—	(105.6)	—	6,359.9

Total assets	7,169.5	(105.4)	(105.6)	519.2	7,477.7

Current liabilities
Trade and other payables	206.4	—	—	—	206.4
Interest-bearing liabilities	119.5	(105.4)	—	—	14.1
Derivative financial instruments	0.6	—	—	—	0.6
Provisions	14.9	—	—	—	14.9
Other current liabilities	0.2	—	—	—	0.2

Total current liabilities	341.6	(105.4)	—	—	236.2

Non-current liabilities
Interest-bearing liabilities	4,987.7	—	—	(1,910.8)	3,076.9
Contingent value right shares	—	—	—	—	—
Deferred tax liabilities	729.3	—	(31.7)	—	697.6
Provisions	113.9	—	—	—	113.9
Other non-current liabilities	7.1	—	—	—	7.1

Total non-current liabilities	5,838.0	—	(31.7)	(1,910.8)	3,895.5

Total liabilities	6,179.6	(105.4)	(31.7)	(1,910.8)	4,131.7

Net assets	989.9	—	(73.9)	2,439.0	3,346.0

Equity
Contributed equity	656.7	—	—	—	656.7
Other contributed equity	262.9	—	—	—	262.9
Subordinated Capital Notes	—	—	—	2,430.0	2,430.0
Reserves	(33.3)	—	—	—	(33.3)
Retained earnings	103.6	—	(73.9)	—	29.7

Total equity	989.9	—	(73.9)	2,430.0	3,344.0

*	Using the 30 June 2014 A$:US$ exchange rate of 0.942.

Sensitivity

If the Offer is fully subscribed the proceeds of US$2.3077 billion (A$2.450 billion) will be applied to repay Shareholders Loans of US$1.800 billion (A$1.911 billion) with the balance being held as cash after settlement of the related costs of the Offer. If the Offer is fully subscribed, the related costs of the Offer will be approximately A$14,4 – 25.13 million dependent upon the subscribers of the non Yanzhou entitlements. The table above assumes the related costs of the Offer to be the midpoint of A$19.7 million.

If the Offer is not fully subscribed the first US$1.800 billion (A$1.911 billion) will be applied to reduce the Shareholder Loans with existing cash balances being used to settle the related costs of the Offer. If only US$1.800 billion (A$1.911 billion) is subscribed the related costs of the Offer will be approximately A$10.2104 million.

•	Pro Forma Financial Covenant Analysis

The BOC Facilities were used to fund the acquisition of Felix Resources Group in 2009. The balance of the syndicated US dollar loans was US$2.840 billion as of 30 June 2014.

As noted above, Yancoal is required to observe financial covenants under the BOC Facilities. Three financial covenants are tested semi-annually. As at June 2013, November 2013 and May 2014, Yancoal sought and obtained waivers from BOC effectively extending the first test date of the financial covenants such that to date only the gearing ratio has been tested as at 30 June 2014. The current covenants under the BOC Facilities are as set out below:

•	the interest cover ratio will not be less than 1.15 for the 12 month period ending on 30 June 2015 and on the last day of each financial half year occurring thereafter;

•	the consolidated net worth will not be less than A$1.600 billion on 31 December 2014 and on the last day of each financial half year occurring thereafter; and

•	the gearing ratio will not exceed 0.80 on 31 December 2014 and on the last day of each half year occurring thereafter.

Yancoal has obtained a waiver to extend the first test date for the interest cover ratio to 30 June 2016. Bank of China also agreed to treat the Subordinated Capital Notes as equity for the purposes of calculating each financial covenant. These commitments are conditional on, among other things, the Offer proceeding and raising at least US$1.8 billion and at least that amount being applied to reduce the Shareholder Loans (refer to Section 5.8.3 for further information on Bank of China syndicate’s extension and waiver).

Set out below are the actual financial covenants calculated as at 30 June 2014 for the last twelve months (LTM) and the pro forma financial covenants for the same period. The pro forma financial covenants are adjusted to reflect the impact of the Pro Forma Adjustments.

The pro forma interest cover ratio is based on the assumption that the Offer was effective from 1 July 2013 and any surplus cash was converted to A$ and earned interest at 2.6%.

[3]	The related costs of the Offer include costs denominated in US$. Consistent with the Pro Forma Historical Balance Sheet these costs have been calculated using the 30 June 2014 A$:U$S exchange rate of 0.942.

Full subscription assumes total US$2.3077 billion is subscribed and that the US$1.8 billion is applied to reduce Shareholder Loans. The US$1.8 billion subscription assumes US$1.8 billion is subscribed and that this amount is applied to reduce Shareholder Loans.

Financial covenants	Actual LTM to 30 June 2014	Full subscription Pro forma LTM at 30 June 2014	US$1.8 billion subscription Pro forma at 30 June 2014
Interest cover ratio	0.06	0.15	0.13
Net worth ($’m)	1,217.2	3,505.7	2,976.3
Gearing ratio	0.78	0.37	0.47

•	Interest Cover Ratio (ratio of EBITDA to net interest)

The interest cover ratio provides an indication of Yancoal’s ability to meet its financing costs from earnings after removing the impact of certain non-operating items as detailed in 6.2.1.

A$ million	Actual LTM to 30 June 2014	Full Subscription Pro forma at 30 June 2014	US$1.8 billion Subscription Pro forma at 30 June 2014
Operating EBITDA
2H13 Operating EBITDA	70.9	70.9	70.9
Less: Interest income	(24.3)	(24.3)	(24.3)
1H14 Operating EBITDA	(7.5)	(7.5)	(7.5)
Less: Interest income	(28.2)	(28.2)	(28.2)

Covenant EBITDA	10.9	10.9	10.9
Net Interest
2H13 Finance costs *	111.8	59.3	59.3
2H13 Interest income	(24.3)	(31.0)	(24.3)
1H14 Finance costs *	136.5	77.4	77.4
1H14 Interest income	(28.2)	(35.0)	(28.2)

Covenant net interest	195.8	70.7	84.2
Interest cover ratio	0.06x	0.15x	0.13x

*	Finance costs include bank fees and other charges as they are considered debt service costs.

•	Consolidated Net Worth

Consolidated net worth is calculated by taking total equity and adjusting for certain foreign exchange items, including hedge reserves and cumulative unrealised foreign exchange gains or losses on loans recognised in the profit and loss since 30 June 2012 when the facility was amended.

A$ million	Actual LTM to 30 June 2014	Full Subscription Pro forma at 30 June 2014	US$1.8 billion Subscription Pro forma at 30 June 2014
Total equity	989.9	3,346.0	2,816.6
Hedge reserves	33.3	33.3	33.3
Cumulative after tax unrealised foreign exchange movements included in retained earnings	194.0	126.4	126.4

Net worth	1,217.2	3,505.7	2,976.3

•	Gearing Ratio (ratio of consolidated net debt to consolidated net debt plus consolidated net worth)

The gearing ratio indicates the extent to which the net worth is funded by debt.

Gearing is calculated as the ratio of consolidated net debt to consolidated net debt plus consolidated net worth where net debt takes total interest bearing liabilities and adjusts for cash backed guarantees and the cumulative unrealised exchange gains or losses on US dollar loans since 30 June 2012 when the facility was amended.

A$ million	Actual LTM to 30 June 2014	Full Subscription Pro Forma at 30 June 2014	US$1.8 billion Subscription Pro forma at 30 June 2014
Financial indebtedness
Interest bearing liabilities	5,107.2	3,091.0	3,091.0
Cumulative before tax unrealised foreign exchange movements	(331.1)	(220.5)	(220.5)
Less: Cash and cash equivalents	(365.3)	(779.1)	(249.7)

Financial indebtedness	4,410.8	2,091.4	2,620.8
Net worth + financial indebtedness	5,628.0	5,597.1	5,597.1
Gearing ratio	0.78	0.37	0.47

•	Management discussion and analysis

Set out below is a discussion of the factors which affected Yancoal’s operations and financial performance in the financial half years ended 31 December 2012 (2H12), 30 June 2013 (1H13), 31 December 2013 (2H13) and 30 June 2014 (1H14).

•	Historic consolidated income statement (Section 6.2.1)

The key drivers of Yancoal’s earnings are:

•	international coal prices for both coking and thermal coal; which are generally denominated in US$;

•	the A$ to US$ exchange rate; which impacts the conversion of coal revenues to A$;

•	costs of production, in particular mining costs; which are heavily influenced by changing geology (such as strip-ratio of open cut mines, underground geology and seam thicknesses) and related mine plans (e.g. the number of long-wall moves per annum for underground operations);

•	coal production and sales volumes; and

•	financing costs.

FY2012 saw the successful merger of Yancoal with Gloucester Coal, and Yancoal’s listing on ASX in June 2012. Revenues for the year were adversely impacted by falling coal prices, due to a rapid deterioration in coal market conditions from early in the year as demand fell due to weaker economic growth in a number of countries in the Asian region coupled at a time of increasing coal supply, with:

•	thermal coal prices starting the year at around US$115 per tonne, and falling by around 30% to a low of US$80 per tonne (Newcastle Spot), and

•	over the same period coking coal prices falling by 36% from US$220 per tonne to a low of around US$141 per tonne in the September quarter.

For the financial half year ended 31 December 2012 (2H12) revenues were adversely impacted by a combination of the declining coal prices and a strong Australia dollar, however despite this Yancoal delivered positive operating Earnings Before Interest Tax Depreciation and Amortisation (EBITDA) of A$54.2 million.

Earnings for the period were favourably impacted by a number of non-operating items, including a A$57 million revaluation gain on the balance sheet translation of US$ denominated borrowings.

After depreciation and amortisation of A$125.5m and finance costs of A$56.9m the business reported an operating loss before income tax of A$(90.2) million and A$(34.6) million after income tax.

FY2013 saw coal prices continued to deteriorate, driven by excess supply, with:

•	thermal coal prices declining by a further 18% from year start to finish; and

•	metallurgical coal prices declining by a further 10% during the year; with weak demand for semi-soft coals in particular.

The A$ to US$ exchange rate fell during the year by 14% from start to finish of the year which provided some benefit to revenues but did not fully offset the weaker US$ denominated coal prices. Average A$ prices per tonne declined by a further 14% year on year.

To maximise coal revenues, Yancoal established Yancoal Australia Sales Limited, whereby through trading other coal products and blending coal from the group’s operations, coals are blended to optimise coal quality and achieve higher prices. This enables individual sites to optimise washing yields, increasing product coal output.

Despite the further decline in revenues, by taking actions to reduce operating costs, where site-level FOR (Free On Rail) costs reduced by more than 15%, Yancoal continued to generate positive EBITDA of A$53.4 million in the first half to 30 June 2013 (1H13) and A$70.9 million for the second half to 31 December 2013 (2H13); with stronger earnings in H2 reflecting a higher volume of coal sales.

The results for 2013 included a number of accounting items, as detailed in Section 6.2.1, including: before tax foreign exchange losses on US$ denominated loans of A$(369.5) million, asset impairments of A$(343.0) million, resulting from a decline in forecast international coal prices, and the revaluation of Contingent Value Rights (CVR’s) A$(40.3) million.

After depreciation and amortisation of A$128.6 million (1H13) and A$142.2 million (2H13) and finance costs of A$93.7 million (1H13) and A$111.8 million (2H13) the business reported an operating loss before income tax of A$(1,040.0) million, of A$(749.4) million after income tax, in the first half to 30 June 2013 (1H13) and an operating loss before income tax of A$(74.4) million, or A$(82.6) million after income tax, for the second half to 31 December 2013 (2H13).

The increase in depreciation and amortisation costs in the second half to 31 December 2013 (2H13) was largely due to higher coal production, and hence sales volumes; where depreciation and amortisation of plant and equipment is generally linked to equipment utilisation, which is in turn driven by the amount of coal and related overburden moved, and amortisation of mining tenements is again driven by coal reserves mined.

Finance costs increased in each half of 2013 due to an increase in borrowings, in the form of loans from the major shareholder Yanzhou, and a step-up in the interest rate being charged on part of its senior debt from the BOC Syndicated Facility.

During the first half to 30 June 2014 (1H14) coal prices continued to fall, where:

•	thermal coal prices declined by a further 18% during the six months to 30 June 2014; and

•	coking coal prices declined by a further 21% during the period.

In response to the further price falls Yancoal commenced a restructure of its mining operations to improve transparency, communication and the sharing of services and processes across the Group; including consolidating certain transactional services into a national shared-services function. The restructure delivered further operational efficiencies, cost reductions and enhanced regional marketing opportunities, all supported by the establishment of a regional reporting structure.

However, further cost savings were not sufficient to offset the decline in coal revenues and Yancoal delivered a negative operating Earnings Before Interest Tax Depreciation and Amortisation (EBITDA) of A$(7.5) million for the six month period to 30 June 2014 (1H14).

Earnings for the period were favourably impacted by a number of non-operating items, including a A$25.2 million revaluation gain on the balance sheet translation of US$ denominated borrowings.

After depreciation and amortisation of A$119.1 million and finance costs of A$136.5 million Yancoal reported an operating loss before income tax of A$(248.9) million, or A$(192.7) million after income tax.

Depreciation and amortisation costs decreased in the first half to 30 June 2014 (1H14) due to lower coal production volumes.

Finance costs however increased further in the first half to 30 June 2014 (1H14) due to a further increase in borrowings, in the form of loans from Yanzhou, and a step-up in the interest rate being charged on a second tranche of its senior debt from the BOC Syndicated Facility.

•	Historical consolidated statement of cashflows (section 6.2.3)

Over the two year period through to 30 June 2014 Yancoal has been debt and cash flow constrained, and in the ongoing weak coal price environment, has been reliant on loan funding from Yanzhou.

For the financial half year ended 31 December 2012 (2H12) Yancoal delivered a net cash outflow from operating activities of A$(32.6) million after net interest paid of A$28.5 million and a tax refund of A$28.9 million.

During the period Yancoal made a further net investment in its operations of $95.3 million: including routine capital expenditure in plant and equipment of $205.1m, offset by $98.5 million of receipts from loans to other entities owned by Yanzhou, Yancoal’s major shareholder.

The second half year ended 31 December 2012 (2H12) also included: repayment of A$343.9 million of loans owed to Noble Group Limited and A$208.8 million of loans and other interest bearing liabilities owed to non-related parties.

The overall funding requirement for the period was funded by additional loans from Yanzhou totalling A$693.4 million.

During FY2013 the impact of the further coal price reductions resulted in a higher net cash outflow from operating activities for the year of A$(161.5) million after net interest paid of A$107.3 million and a tax refund of A$2.4 million; but with a lower second half (2H13) cash outflow of A$(51.5) million reflecting a higher volume of coal sales.

During 2013 Yancoal made a further net investment in its operations of A$201.9 million: including routine capital expenditure in plant and equipment of A$219.9 million,

Financing cash outflows in 2013 included: repayment of promissory notes issued in respect of the Gloucester Coal merger in 2012 of A$587.0 million and A$196.7 million of repayments of loan and other interest bearing liabilities owed to non-related parties.

The overall funding requirement for the period was satisfied by net additional loans from Yanzhou totalling A$1,008.7 million.

For the financial half year ended 30 June 2014 (1H14) Yancoal delivered a net cash outflow from operating activities of A$(100.5) million after net interest paid of A$70.8 million and nil tax payments. This was an increase on earlier periods due to further sizable reductions in coal prices.

During the period Yancoal made a further net investment in its operations of A$45.9 million: including routine capital expenditure in plant and equipment of A$53.8 million.

The overall funding requirement for the period was satisfied by additional loans from Yanzhou totalling A$221.1 million.

Please refer to the Appendix for the full Prospectus.

RESUMPTION OF TRADING

Reference is made to the announcement of the Company dated 24 November 2014 in relation to the trading halt.

At the request of the Company, trading in (i) the H shares of the Company (stock code: 1171) (the “Shares”); (ii) debt securities (stock codes: 4551 and 4552) issued by Yancoal International Resources Development Co., Limited (a wholly owned subsidiary of the Company) and guaranteed by the Company; and (iii) debt securities (stock code: 5753) issued by Yancoal International Trading Co., Limited (a wholly owned subsidiary of the Company) and guaranteed by the Company (together referred to as the “Debt Securities”), on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) were halted with effect from 9:00 a.m. on Monday, 24 November 2014 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares and Debt Securities on the Stock Exchange with effect from 9:00 a.m. on Tuesday, 25 November 2014.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

24 November 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Appendix – The Prospectus

Issuer Yancoal SCN Limited (ACN 602 841 556) Subordinated Guarantor Yancoal Australia Limited ABN 82 111 859 119 PROSPECTUS SUBORDINATED CAPITAL NOTES SUBORDINATED PERPETUAL CONVERTIBLE UNSECURED CAPITAL NOTES OF YANCOAL SCN LIMITED Prospectus for a pro rata renounceable rights offer of Subordinated Capital Notes to raise up to approximately US$2.3077 billion. If you are considering applying for Subordinated Capital Notes you should seek independent financial advice. Investments in Subordinated Capital Notes are subject to risks and may be affected by the ongoing performance, financial position and solvency of Yancoal SCN Limited and Yancoal Australia Limited.

CONTENTS 3 How to Apply 4 Key Dates 5 Chairman’s Letter 7 1. Investment Overview 25 2. About Subordinated Capital Notes 46 3. Details of the Offer 54 4. Industry Overview 59 5. About Yancoal and the Issuer 81 6.Financial Information 90 7. Risk Factors 105 8.Taxation Information 114 9. Key People, Interests and Benefits and Corporate Governance 125 10. Additional Information 136 Appendix A Terms 169 Appendix B Glossary IBC Corporate Directory

Important Notices Prospectus This Prospectus relates to a pro rata renounceable offer by Yancoal SCN Limited ACN 602 841 556 (Issuer) to issue Subordinated Capital Notes to raise up to approximately US$2.3077 billion (Offer). The Issuer is a wholly owned subsidiary of Yancoal Australia Limited ABN 82 111 859 119 (Yancoal). Its obligations in respect of the Subordinated Capital Notes will be guaranteed by Yancoal on a subordinated basis as outlined in Section 1.1.4 (Subordinated Guarantee). Yancoal has provided the information in this Prospectus regarding Yancoal and the Yancoal Group, and has consented to the inclusion of this information in this Prospectus. This Prospectus is dated 24 November 2014 and a copy was lodged with the Australian Securities and Investments Commission (ASIC) on that date. This Prospectus expires 13 months after 24 November 2014 and no Subordinated Capital Notes will be issued on the basis of this Prospectus after that expiry date. The Issuer has applied for quotation of the Subordinated Capital Notes on ASX Limited (ASX), and admission to the Official List of ASX as a debt issuer. If ASX does not grant permission for the Subordinated Capital Notes to be quoted within three months after the date of this Prospectus (or any longer period permitted by law), the Subordinated Capital Notes will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as practicable. The Issuer expects Entitlement trading to start on or about 26 November 2014 and end on or about 10 December 2014. The Issuer expects to issue the Subordinated Capital Notes on or about 24 December 2014, with trading on ASX expected to commence on 29 December 2014 on a deferred settlement basis, and normal settlement basis trading on ASX expected to commence on 5 January 2015. The Issuer does not intend to apply for quotation of the Subordinated Capital Notes on any securities exchange other than ASX. ASIC and ASX take no responsibility for the contents of this Prospectus nor for the merits of investing in Subordinated Capital Notes. This Prospectus is important and requires your immediate attention. Prospectus does not provide investment advice The information provided in this Prospectus is not investment advice and has been prepared without taking into account your investment objectives, financial situation or particular needs (including financial and taxation issues). It is important that you read this Prospectus in full before deciding to invest in Subordinated Capital Notes and consider the risks that could affect the performance of Subordinated Capital Notes, the Issuer or Yancoal in light of your own particular objectives, financial situation and needs before deciding whether to invest in the Subordinated Capital Notes. You should seek advice from your financial adviser or other professional adviser before deciding to invest in Subordinated Capital Notes. Status of Subordinated Capital Notes Subordinated Capital Notes are subordinated convertible perpetual unsecured notes, issued by the Issuer and guaranteed on a subordinated basis by Yancoal. Subordinated Capital Notes are convertible into Yancoal ordinary shares (Yancoal Ordinary Shares). Investments in Subordinated Capital Notes are subject to risks and may be affected by the ongoing performance, financial position and solvency of the Issuer and Yancoal. Investments in securities such as Subordinated Capital Notes are subject to risks which could affect their performance, including loss of investment and income. The Issuer and Yancoal do not guarantee the market price of Subordinated Capital Notes or any particular rate of return. Information about the key risks of investing in Subordinated Capital Notes is detailed in Section 7 “Risk Factors”. Exposure period The Corporations Act prohibits the Issuer from processing applications in the seven day period after the date of lodgement of this Prospectus with ASIC. This period may be extended by ASIC by up to a further seven days. This period is an exposure period to enable the Prospectus to be examined by market participants prior to the commencement of the Offer. Applications received during the exposure period will not be processed until after the expiry of the period. No preference will be conferred on Applications received during the exposure period. No offer is being made to New Zealand investors during the exposure period. No representations other than in this Prospectus You should rely only on information in this Prospectus. No person is authorised to provide any information or to make any representation in connection with the Offer that is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied upon as having been authorised by the Issuer or Yancoal in connection with the Offer. Restrictions on foreign jurisdictions The distribution of this Prospectus and the Offer or sale of Subordinated Capital Notes may be restricted by law in certain jurisdictions. Persons who receive this Prospectus outside Australia and New Zealand must inform themselves about and observe all such restrictions. Nothing in this Prospectus is to be construed as authorising its distribution or the offer or sale of Subordinated Capital Notes in any jurisdiction other than Australia and New Zealand (or otherwise as permitted in accordance with the foreign selling restriction in Section 10.12), and the Issuer and Yancoal do not accept any liability in that regard. Furthermore, Subordinated Capital Notes may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material may be distributed or published, in any jurisdiction except in compliance with any applicable laws or regulations. 1 Restrictions applying to US Persons are outlined in Section 10.12. In particular, the Subordinated Capital Notes have not been and will not be registered under the US Securities Act of 1933, as amended (Securities Act) or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or pledged in the United States or to, or for the benefit of, any “US Person” (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Subject to certain limited exceptions, neither this Prospectus nor any Application Form or other materials relating to the Offer may be distributed directly or indirectly in the United States. For further details of the selling restrictions that apply to the Subordinated Capital Notes in foreign jurisdictions, see Section 10.12. Important information for New Zealand investors This Offer to New Zealand investors is a regulated offer made under Australian and New Zealand law. In Australia, this is Chapter 8 of the Corporations Act 2001 and Regulations. In New Zealand, this is Part 5 of the Securities Act 1978 and the Securities (Mutual Recognition of Securities Offerings – Australia) Regulations 2008. This Offer and the content of the offer document are principally governed by Australian rather than New Zealand law. In the main, the Corporations Act 2001 and Regulations (Australia) set out how the offer must be made. There are differences in how securities are regulated under Australian law. For example, the disclosure of fees for collective investment schemes is different under the Australian regime. The rights, remedies, and compensation arrangements available to New Zealand investors in Australian securities may differ from the rights, remedies, and compensation arrangements for New Zealand securities. Both the Australian and New Zealand securities regulators have enforcement responsibilities in relation to this Offer. If you need to make a complaint about this offer, please contact the Financial Markets Authority, Wellington, New Zealand. The Australian and New Zealand regulators will work together to settle your complaint. The taxation treatment of Australian securities is not the same as for New Zealand securities. If you are uncertain about whether this investment is appropriate for you, you should seek the advice of an appropriately qualified financial adviser. New Zealand dollars The Offer involves payments that are not in The Offer may involve a currency exchange risk. The currency for the Subordinated Capital Notes is not New Zealand dollars. The value of the Subordinated Capital Notes will go up or down according to changes in the exchange rate between that currency and New Zealand dollars. These changes may be significant.

2 Yancoal Subordinated Capital Notes Important Notices Continued If you expect the Subordinated Capital Notes to pay any amounts in a currency that is not New Zealand dollars, you may incur significant fees in having the funds credited to a bank account in New Zealand in New Zealand dollars. The Offer involves securities that are able to bet raded on a financial market If the Subordinated Capital Notes are able to be traded on a securities market and you wish to trade the Subordinated Capital Notes through that market, you will have to make arrangements for a participant in that market to sell the Subordinated Capital Notes on your behalf. If the securities market does not operate in New Zealand, the way in which the market operates, the regulation of participants in that market, and the information available to you about the Subordinated Capital Notes and trading may differ from securities markets that operate in New Zealand. Obtaining a Prospectus and Application Form Paper copies of this Prospectus and an Application Form can be obtained free of charge by calling the Yancoal Information Line on 1300 608 419 (within Australia) or +61 3 9938 4354 (outside Australia) (Monday to Friday 9.00am – 5.00pm, Sydney time) during the Offer Period. This Prospectus can also be obtained electronically from www.yancoal.com.au. If you access an electronic copy of this Prospectus, the following conditions apply: • the Prospectus is available to residents of Australia or New Zealand accessing and downloading, or printing, the electronic Prospectus in Australia; • you must access and download the electronic Prospectus in full; and • your Application will only be valid where you have completed an Application Form that was attached to, or accompanied, the electronic Prospectus. By lodging an Application, you declare that you were given access to the electronic Prospectus together with the Application Form. Trading Entitlements and Subordinated Capital Notes The Issuer and Yancoal will have no responsibility and disclaim all liability (to the maximum extent permitted by law) to persons who trade Entitlements before they receive their Application Form, whether on the basis of confirmation of their allocation provided by the Issuer, Yancoal or the Share Registry or otherwise, or who otherwise trade or purport to trade Entitlements in error or which they do not hold or are not entitled to. The Issuer and Yancoal will have no responsibility and disclaim all liability (to the maximum extent permitted by law) to persons who trade Subordinated Capital Notes they believe will be issued to them before they receive their holding statements, whether on the basis of confirmation of their allocation provided by the Issuer, Yancoal or the Share Registry or otherwise, or who otherwise trade or purport to trade Subordinated Capital Notes in error or which they do not hold or are not entitled to. If you are in any doubt as to any of these matters you should first consult with your stockbroker, accountant or other professional adviser. Refer to Sections 3.5 and 3.14 for more details. No withdrawal of Application You cannot withdraw your Application once it has been lodged, except as permitted under the Corporations Act. Financial amounts All financial amounts contained in this Prospectus are expressed in A$ unless otherwise stated or the context requires otherwise. Any discrepancies between totals and the sum of components in tables contained in this Prospectus are due to rounding. Past performance information The historical financial information provided in this Prospectus is for information purposes only and is not a forecast of performance to be expected in future periods. Past performance and trends should not be relied upon as being indicative of future performance and trends. Forward looking statements This Prospectus contains forward looking statements which are identified by words such as “may”, “could”, “believes”, “estimates”, “expects”, “intends” and other similar words that involve risks and uncertainties. Any forward looking statements are subject to various risk factors that could cause actual events or outcomes to differ materially from the events or outcomes expressed or anticipated in these statements. Forward looking statements should be read in conjunction with risk factors as set out in Section 7, and other information contained in this Prospectus. Unless otherwise indicated, forward looking statements relate to the beliefs, expectations or intentions of the Issuer and Yancoal where the information relates to Yancoal or the Yancoal Group and no other person, as at the date of this Prospectus. Disclaimer Neither the Issuer, Yancoal nor any other person warrants or guarantees the future performance of the Issuer, Yancoal or (without limiting the Issuer’s contractual obligations under the terms of issue of the Subordinated Capital Notes (Terms) or Yancoal’s obligations under the Subordinated Guarantee) any return on any investment made pursuant to this Prospectus. Privacy Please read the privacy statement located at Section 10.13 of this Prospectus. By submitting the Application Form accompanying this Prospectus, you consent to the matters outlined in that statement. Diagrams The diagrams used in this Prospectus are illustrative only. They may not necessarily be shown to scale. The diagrams are based on information which is current as at the date of this Prospectus. Defined words and expressions Some words and expressions used in this Prospectus have defined meanings. These words and expressions are capitalised and are defined in Appendix B “Glossary”. A reference to time in this Prospectus is a reference to Sydney, New South Wales, Australia time unless otherwise stated. Questions If you have any questions about Subordinated Capital Notes or the Offer, you should seek advice from your financial adviser or other professional adviser. You can also call the YancoalInformationLine1300608419 (within Australia) or +61 3 9938 4354 (outside Australia) (Monday to Friday 9.00am – 5.00pm, Sydney time) during the Offer Period.

3 How to Apply 1 Read this If you are considering applying for Subordinated Capital Notes under the Offer, this Prospectus is Prospectus important and should be read in its entirety. in full You should have particular regard to the: “Investment overview” in Section 1 and “About Subordinated Capital Notes” in Section 2; “About Yancoal and the Issuer” in Section 5; “Financial Information” in Section 6; “Risk Factors” in Section 7; and “Terms” in Appendix A. In considering whether to apply for Subordinated Capital Notes, it is important to consider all risks and other information regarding an investment in Subordinated Capital Notes in light of your particular investment objectives and circumstances. 2 Speak to your You should seek professional guidance from your financial or other professional adviser before professional deciding whether to invest. adviser 3 Consider the ASIC has published guidance which may be relevant to your consideration of the Subordinated ASIC guidance for Capital Notes – namely, information for retail investors who are considering investing in hybrid retail investors securities called “Hybrid securities and Notes” (under the heading “Complex investments” at www.moneysmart.gov.au/investing). The guidance includes a series of questions you may wish to consider and a short quiz, to check your understanding of how hybrids work, their features and the risks of investing in them. Free copies of the ASIC guidance can be obtained from ASIC’s website at www.moneysmart.gov.au/investing or by calling ASIC on 1300 300 630 (from Australia) or +61 3 5177 3988 (from outside Australia). 4 Complete and If you have decided to apply for Subordinated Capital Notes, you must apply using an Application submit your Form attached to or accompanying this Prospectus. and Application Application Form Your Application Form and Application Payment must be received by the Closing Date, expected to be 17 December 2014. Payment See Section 3 for more details on how to apply. The Offer may close early so, if you wish to apply, you are encouraged to submit your Application as soon as possible after the Opening Date. 5 Where can I Information about the Subordinated Capital Notes is contained in this Prospectus. You should read obtain further the Prospectus in its entirety. Yancoal is a disclosing entity for the purposes of the Corporations Act information and, as a result, is subject to regular reporting and disclosure obligations under the Corporations Act about the Issuer, and the ASX Listing Rules. The Issuer will become a disclosing entity in respect of the Subordinated Yancoal and the Capital Notes when it is admitted to the Official List of ASX. Each of Yancoal and the Issuer will be required to notify ASX immediately (subject to certain exceptions) if it becomes aware of Capital Notes? Subordinated information about itself that a reasonable person would expect to have a material effect on the price or value of its securities. Copies of documents lodged with ASIC can be obtained from, or inspected at, an ASIC office and Yancoal’s ASX announcements may be viewed on www.asx.com.au. Further information about Yancoal and the Issuer, including Yancoal’s half-yearly and annual financial reports, presentations and other investor information, can be obtained from www.yancoal.com.au. An investment in the Subordinated Capital Notes is subject to risk and may be affected by the ongoing performance, financial position and solvency of the Issuer and Yancoal.

4 Yancoal Subordinated Capital Notes

Key Dates

Key dates for the Offer	Date
Lodgement of this Prospectus with ASIC	24 November 2014
Entitlements trading begins	26 November 2014
Record Date to determine entitlements to the Subordinated Capital Notes	7.00pm, 28 November 2014
Prospectus with personalised Application Form dispatched	2 December 2014
Opening Date of the Offer	2 December 2014
Entitlements trading ends	10 December 2014
Closing Date for the Offer	5.00pm 17 December 2014
Shortfall bookbuild	18 December 2014
Issue Date	24 December 2014
Subordinated Capital Notes expected to commence trading on ASX on a deferred settlement basis	29 December 2014
Holding Statements dispatched	31 December 2014
Subordinated Capital Notes expected to commence trading on ASX on a normal settlement basis	5 January 2015
Key dates for Subordinated Capital Notes	**Date**
First Distribution Payment Date[1]	31 July 2015
First Reset Date and first date for optional Redemption or Resale by the Issuer[2]	31 January 2020
Second Reset Date and Step Up Date[3]	31 January 2025

Dates may change

The key dates for the Offer are indicative only and may change without notice. All references to time are to Sydney time.

The Issuer may vary the timetable, including by extending the Closing Date, closing the Offer early without notice or accepting late Applications, whether generally or in particular cases, or withdrawing the Offer at any time before the Subordinated Capital Notes are issued. If the Offer is withdrawn before the issue of Subordinated Capital Notes, all Application Payments received by the Issuer will be refunded (without interest) to Applicants as soon as possible after the withdrawal.

If you wish to apply for Subordinated Capital Notes, you are encouraged to apply as soon as possible after the Opening Date.

Quotation of Subordinated Capital Notes on ASX

The Issuer has applied to ASX for Subordinated Capital Notes to be quoted on ASX and admission to the Official List of ASX as a debt issuer. Quotation of Subordinated Capital Notes is not guaranteed. If ASX does not grant permission for Subordinated Capital Notes to be quoted within three months of the date of the Prospectus (or any longer period permitted by law), then Subordinated Capital Notes will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as practicable.

1 Distribution payments are scheduled to be made on the last Business Day of each January and July of each year, commencing 31 July 2015. However, note that distribution payments can be deferred at the Issuer's discretion and generally the Issuer will not be under any obligation to make up or compensate Noteholders for any unpaid distribution payments. Deferred Distributions will only become payable at the Issuer's election or if the Issuer elects to Redeem the Subordinated Capital Notes or (to the extent of funds available to the Issuer or Yancoal to make such payment in accordance with the subordination provisions of the Subordinated Capital Notes or the Subordinated Guarantee) in a Winding Up of the Issuer or Yancoal.

2 The Distribution Rate will be reset to a rate equal to the then-current Market Rate plus the Margin. The Issuer has the option to Redeem the Subordinated Capital Notes or to elect that the Subordinated Capital Notes be the subject of a Resale on this date or on any Distribution Payment Date after this date. The Issuer may also Redeem the Subordinated Capital Notes, or elect that the Subordinated Capital Notes be the subject of a Resale prior to this date in certain limited circumstances. Noteholders have no right to require Redemption of their Subordinated Capital Notes except in a Winding Up of the Issuer or Yancoal.

3 The Distribution Rate will be reset to a rate equal to the then-current Market Rate plus the Margin plus the Step Up on this date. Further resets will occur approximately every 5 years after this date so long as the Subordinated Capital Notes remain outstanding based on the Market Rate at that time.

5 Chairman’sLetter Dear Investor Yancoal Australia Limited (Yancoal) seeks to generate value for our shareholders while making a valuable contribution to the economy and communities in which we operate. As we continue to grow our business in a challenging market, Yancoal has taken, and continues to take, steps to restructure our mining operations to deliver cost savings and improved operational efficiencies. Through the implementation of a regional operating structure, supported by consolidated back office and shared services, and the adoption of the “Yancoal Way” (a continuous improvement program focused on delivering an operating culture based on standardised systems and work practices which drives sustainable cost control and operational efficiency improvements), we are continuing to build a business positioned for future growth as the country’s largest listed pure-play coal producer.1 Nevertheless, for Yancoal to manage its way through the current severe market down-turn and to deliver on brown-field growth opportunities: • Yancoal needs to proactively take steps to strengthen its balance sheet by reducing its gearing, address its financial covenant position with its senior lenders, including Bank of China, and establish a more sustainable capital structure; and • Yancoal will need to secure additional capital to fund its operations and to pursue growth opportunities that lower the overall production cost of Yancoal’s operations, in particular the low cost Stage 2 expansion of Moolarben (both open-cut and underground). Moolarben operates in the lowest cost quartile of Australian thermal coal producers. As part of these initiatives, it is my pleasure to offer you the opportunity to participate in this pro rata renounceable offer of Subordinated Capital Notes. The Subordinated Capital Notes are perpetual, subordinated, convertible, unsecured capital notes in Yancoal SCN Limited and are proposed to be quoted on ASX. Yancoal SCN Limited has sought admission to the Official List of ASX as a debt issuer. Yancoal holds all of the ordinary shares in Yancoal SCN Limited and has provided the Subordinated Guarantee of Yancoal SCN Limited’s obligations in respect of the Subordinated Capital Notes. Yancoal SCN Limited will offer Subordinated Capital Notes to all Yancoal shareholders pro rata, to raise up to approximately US$2.3077 billion. The Offer will not be underwritten. To the extent Entitlements to the Subordinated Capital Notes are not taken up by some Shareholders, those Subordinated Capital Notes will be allocated to Shareholders who have applied to take up more than their Entitlement (if relevant, on a pro rata basis based on each Applicant’s entitlement to Subordinated Capital Notes under the Offer)2. Any shortfall then remaining may be placed to other persons at the discretion of the Board through the shortfall book build. While the Offer is not underwritten, Yanzhou Coal Mining Company Limited (Yanzhou), as Yancoal’s current major shareholder, has committed to take up its pro rata share of the Offer.3 To address any possible concerns regarding potential control effects, Yanzhou has agreed that, while it will take up its full pro rata allocation, it will not apply for any Additional Subordinated Capital Notes. The Subordinated Capital Notes have been structured so as to be as attractive as possible to Shareholders and other investors. The Subordinated Capital Notes offer subscribers the opportunity to: • acquire Yancoal Ordinary Shares on a fixed price basis through the exercise of the conversion rights attached to the Subordinated Capital Notes if they prefer to hold Yancoal Ordinary Shares. The Conversion Price is initially fixed at US$0.10 per Yancoal Ordinary Share. The Subordinated Capital Notes allow investors to participate in improvements in the share price of Yancoal Ordinary Shares over time; or • hold the Subordinated Capital Notes for the purpose of receiving an income stream through payment of the coupon attached to the Subordinated Capital Notes. While the coupon is deferrable (and will need to be deferred if Yancoal’s financial position requires), this feature seeks to overcome the constraint which would otherwise arise if Yancoal had offered to issue further Yancoal Ordinary Shares, as Yancoal would not be able to pay dividends on such shares due to its current loss-making position. The Subordinated Capital Notes enable Shareholders to receive Distributions (to the extent Yancoal’s financial position permits) but also have exposure to equity upside. The level of coupon has been determined having regard to Yancoal’s financial position and its capacity to pay that coupon, and also the financial support offered by Yanzhou4. Rationale for the Offer Yancoal will apply US$1.8 billion of the Offer proceeds to repay senior debt owing to Yanzhou and use any remaining proceeds to part fund Yancoal’s existing coal operations and further growth, in particular by way of development of major brown field projects, including commencement of the low-cost Moolarben Stage 2 project, pending final approvals and land acquisition. The Offer is a key part of a package of measures intended to strengthen Yancoal’s balance sheet to alleviate covenant pressure under Yancoal’s BOC Facilities and to improve its capacity to secure future funding for operations and growth opportunities as coal markets improve. Yancoal needs to proactively take steps to strengthen its balance sheet which as of 30 June 2014 had senior debt outstanding of US$2.839 billion under the Bank of China Facilities and US$1.916 billion owing to Yanzhou. These debts rank pari passu with one another and both count towards covenant calculations. The issue of Subordinated Capital Notes, which will be treated as equity for balance sheet purposes, and repayment of US$1.8 billion of the senior debt owing to Yanzhou, reduces Yancoal’s gearing, addresses its financial covenant position with its senior lenders, including Bank of China, and establishes a more sustainable capital structure. Bank of China has confirmed5 that the Subordinated Capital Notes will be treated as equity for financial covenant calculation purposes under the BOC Facilities, significantly improving Yancoal’s covenant position. 1 By saleable production. 2 This is subject to up to US$75 million of Subordinated Capital Notes in any shortfall in Shareholder Applications being reserved for placement to third party investors via the shortfall bookbuild (see Section 3.10.2 for further information). 3 See further Section 5.8.2. 4 Yanzhou has committed that it will provide additional funding of up to US$807 million to Yancoal, for the purpose of Yancoal paying distributions on the Subordinated Capital Notes for the first five years. See further Section 5.8.2. 5 The confirmations given by Bank of China are subject to a number of conditions. See further Section 5.8.3.

6 Yancoal Subordinated Capital Notes Continued Chairman’s Letter It is unlikely that Yancoal would be able to meet the financial covenants in the BOC Facilities in the near to medium term without undertaking a significant capital raising to reduce Yancoal’s gearing. The Offer of Subordinated Capital Notes represents the most attractive capital raising option for Shareholders as a whole and the overall transaction offers Yancoal a number of other significant benefits. These benefits include, conditional on the Offer proceeding: • Bank of China and China Construction Bank have each committed6 to provide an extension to the repayment dates of BOC Syndicated Facility for three years, with the first repayment under that facility now not falling due until June 2020. Bank of China has also agreed7 to treat the Subordinated Capital Notes as equity for the purposes of calculating each financial covenant under the BOC Facilities and extend the first test date for the interest cover ratio covenant to 30 June 2016; and • Yanzhou has committed that:8 • it will provide up to A$1.4 billion in additional funding to Yancoal under a committed financing facility, subordinated to the BOC Facilities, other Senior Ranking Obligations and the Subordinated Capital Notes, for the purpose of funding Yancoal’s cash flow requirements and for general corporate purposes, including without limitation, its operating losses, working capital requirements, capital expenditure and interest payments; • it will provide additional funding of up to US$807 million to Yancoal under a committed funding facility, subordinated to the BOC Facilities and Senior Ranking Obligations and ranking equally with the Subordinated Capital Notes, for the purpose of Yancoal paying distributions on the Subordinated Capital Notes during the first five years to the extent that Yancoal has insufficient cashflow to fund those distributions; and • unless revoked by giving not less than 24 months’ notice (or such shorter period as Yancoal may agree) and for so long as Yanzhou owns at least 51% of the shares in Yancoal, Yanzhou will ensure that Yancoal continues to operate so that it remains solvent9, extending to Yancoal the benefit of the undertaking given by Yanzhou to the Foreign Investment Review Board (FIRB)on 8 December 201310. Yanzhou currently holds 78% of Yancoal’s Ordinary Shares. Yanzhou has confirmed to Yancoal that it currently intends to retain a percentage holding of Yancoal Ordinary Shares of at least 51%, and that it will immediately notify the ASX and Yancoal if that intention changes. Yanzhou has also committed to Yancoal to immediately notify the ASX and Yancoal of any change in its holding of Subordinated Capital Notes11. To further improve the attractiveness of the Subordinated Capital Notes to Shareholders and other investors: • Subject to limited exceptions, any further funding support provided by Yanzhou during the first five years will be subordinated to the Subordinated Capital Notes, with these subordination arrangements continuing beyond the first five years until a Resale offer has been made or all of the Subordinated Capital Notes have been Redeemed or Converted12; and • Yanzhou has committed that, if it is entitled to compulsorily acquire the Subordinated Capital Notes within the first five years, it will not do so for a cash price which is less than the higher of the Redemption Amount and a ‘make whole’ amount13. The transaction has been assessed and negotiated by a committee of independent directors of Yancoal (IBC), assisted by separate external advisers, to ensure that the Offer was evaluated on an arm’s length basis from Yanzhou and Noble Group and is in the best interests of Yancoal. As part of its deliberations, the IBC considered a number of alternative transactions but concluded that none of those transactions offer the same benefits as the Offer. The IBC concluded that the Offer is the best option available to Yancoal in the circumstances and is in the best interests of Yancoal as a whole. A Yancoal Shareholder, Senrigan Capital Management Ltd, has commenced an application in the Takeovers Panel seeking a declaration of unacceptable circumstances, and amongst other things that the Offer be made subject to shareholder approval (with Yanzhou excluded from voting) or withdrawn. Yancoal and the Issuer do not believe that the application has merit. This Prospectus contains information about Yancoal SCN Limited, Yancoal and the Offer and I encourage you to read Section 5 for more information about our business, strategy and the proposed expansion of our existing operations and projects. Please read this Prospectus carefully and seek financial advice before deciding whether to invest in Subordinated Capital Notes. In particular, you should consider the risk factors set out in Section 7 before deciding whether to apply for Subordinated Capital Notes. The Offer closes at 5.00pm (Sydney time) on 17 December 2014. To participate, you need to ensure that your completed Application Form (with your Application Payment) is received by Yancoal SCN Limited prior to the Closing Date and time, in line with the instructions that are set out on the Application Form. Please refer to the instructions on “How to Apply” in Section 3.11 of this Prospectus for further information. All Subordinated Capital Notes issued will be allotted under and subject to the disclosures made in this Prospectus. I look forward to welcoming you as an investor in the Subordinated Capital Notes. Yours faithfully, Chairman 6 Extension of the BOC Syndicated Facility is subject to a number of conditions. See further Section 5.8.3. 7 Acting in its own right and as agent under the BOC Syndicated Facility. The covenant confirmation and waiver is subject to a number of conditions. See further Section 5.8.3. 8 Refer to Section 5.8.2(b) for further information regarding the Yanzhou financial support. 9 Any financial support provided by Yanzhou pursuant to this undertaking may, at Yanzhou’s option, be in the form of debt or equity and will be subject to Yancoal having first received all necessary shareholder and other regulatory approvals (including, but not limited to, applicable approvals under the Corporations Act or the ASX Listing Rules) which are required for that financial support to be provided. The undertaking is also conditional on the Offer proceeding and raising at least US$1.8 billion; Yancoal repaying US$1.8 billion in shareholder loans from the proceeds of the Offer; and Yanzhou receiving the necessary shareholder approval for entering into the undertaking. 10 Subject to that commitment not being revoked by Yanzhou on 24 months’ notice. 11 Yancoal will ensure ASX notification occurs once Yancoal becomes aware of these matters. 12 See further Section 2.8.1. 13 See further Section 5.8.2.

INVESTMENT OVERVIEW 1

8 Yancoal Subordinated Capital Notes

1 Investment Overview

This section provides a summary of information that is key to a decision to invest in the Subordinated Capital Notes. This is a summary only. Investors should read this entire Prospectus carefully. The Terms of the Subordinated Capital Notes are set out in Appendix A.

You should also consult your financial or other professional adviser.

	Topic	Summary	Further information
1.1	**Key features of the Offer**		
1.1.1	**What is the Offer?**	The Offer is for the issue of Subordinated Capital Notes to raise up to approximately US$2.3077 billion.	Section 3.1
1.1.2	**Who is the Issuer?**	Yancoal SCN Limited ACN 602 841 556, a wholly owned subsidiary of Yancoal Australia Limited ABN 82 111 859 119. The Issuer's obligations in respect of the Subordinated Capital Notes are guaranteed by Yancoal, on a subordinated basis, under the Subordinated Guarantee. Further information about both Yancoal and the Issuer is set out in Section 5.	Section 5
1.1.3	**What are the Subordinated Capital Notes?**	The Subordinated Capital Notes are: • **fully paid** – the Issue Price of US$100 (or an A$ amount of A$125 per Subordinated Capital Note as set out in Section 3.11.4) must be paid to the Issuer before the Subordinated Capital Notes are issued; • **subordinated** – although they have priority over the Issuer's ordinary shares, the intercompany loan agreement[1] and certain financial support provided by Yanzhou[2], they are subordinated to most other claims in a Winding Up of the Issuer; • **perpetual** – they do not have any fixed maturity date and do not have to be redeemed except in a Winding Up of the Issuer or Yancoal. Accordingly you may never receive your capital back; • **convertible** – Noteholders will be permitted to convert the Subordinated Capital Notes into Yancoal Ordinary Shares during a 30 year conversion period (subject to the provisions for Redemption or Resale described in Section 1.2.7 and 1.2.8). Each Subordinated Capital Note is initially convertible into 1,000 Yancoal Ordinary Shares[3]. Conversion occurs at a fixed price[4] so the value of the Yancoal Ordinary Shares issued on conversion may be more or less than the Face Value of the Subordinated Capital Notes converted; • **unsecured** – they are not secured by a mortgage, charge or other security over any asset or guaranteed by any other person or entity other than by Yancoal under the Subordinated Guarantee; and • **listed** – the Issuer has applied for the Subordinated Capital Notes to be quoted on ASX, and for admission to the Official List of ASX as a debt issuer. The Subordinated Capital Notes are expected to trade under ASX code "YCNHA".	Section 2 Appendix A
1.1.4	**What is the Subordinated Guarantee?**	The Subordinated Guarantee will: • **guarantee payment and conversion** – guarantee that the Issuer will pay amounts that have become due and payable under the Subordinated Capital Notes and that Yancoal Ordinary Shares will be issued on Conversion of the Subordinated Capital Notes; • **be subordinated** – although claims under the Subordinated Guarantee will have priority over Yancoal Ordinary Shares, claims under the intercompany loan agreement[5] and the A$1.4 Billion Facility and rank equally with the Distribution Facility[6], they will be subordinated to most other claims in a Winding Up of Yancoal; and • **be unsecured** – claims under the Subordinated Guarantee are not secured by a mortgage, charge or other security over any asset or guaranteed by any other person or entity.	

1 See Section 1.4.2.
2 See Section 5.8.2.
3 Subject to adjustment for certain transactions. See Section 2.3.3.
4 Subject to adjustment for certain transactions. See Section 2.3.3.
5 See Section 1.4.2.
6 See Section 5.8.2.

9

	Topic	Summary	Further information
1.1.5	**What are the key Offer details?**	Pro rata renounceable rights offer of 2.32112 Subordinated Capital Notes for every 100 Yancoal Ordinary Shares you hold at the Record Date (rounded up to the nearest whole number of Subordinated Capital Notes). Offer size is up to approximately US$2.3077 billion. Issue Price is US$100 per Subordinated Capital Note. US$100 is also the Face Value. Each Subordinated Capital Note is convertible into 1,000 Yancoal Ordinary Shares.[7] Applicants can pay for the Subordinated Capital Notes in US$ or A$. Applicants who wish to apply in $A will need to pay A$125 per Subordinated Capital Note (being the A$ equivalent of US$100 based on an exchange rate of A$1.00 = US$0.80 as described in Section 3.11.4 – you will receive a refund if the value of the A$ is higher than this on the Issue Date).	Section 3.1
1.1.6	**What is the purpose of the Offer?**	The Offer of the Subordinated Capital Notes forms part of Yancoal's capital management strategy. The Offer is intended to strengthen Yancoal's balance sheet, alleviate its covenant position and to improve its capacity to secure future funding for operations and growth opportunities as coal markets improve. Yancoal intends to apply US$1.8 billion of the Offer proceeds to repay senior debt owing to Yanzhou. As the Subordinated Capital Notes will be treated as equity for balance sheet purposes, the Offer will therefore significantly reduce Yancoal's gearing to a more sustainable level. Yancoal will use any remaining proceeds to part fund Yancoal's existing coal operations and future growth, in particular by way of the development of major brownfield projects, including commencement of the Moolarben Stage 2 project, pending final approvals and land acquisition. Bank of China and China Construction Bank have agreed to an extension of the BOC Syndicated Facility for a further three years, conditional on, among other things, the Offer raising at least US$1.8 billion and at least that amount being applied to reduce senior debt owing to Yanzhou (refer to Section 5.8.3 for further information on Bank of China syndicate's extension and waiver). Yanzhou has also agreed to provide additional financial support to Yancoal in connection with the Offer (refer to Section 5.8.2(b) for further information regarding the additional Yanzhou financial support).	Section 3.2
1.1.7	**ASX quotation**	The Issuer has applied for quotation of Subordinated Capital Notes on ASX, and for admission to the Official List of ASX as a debt issuer. It is expected that Subordinated Capital Notes will be quoted under code "YCNHA". Once quoted on ASX, you will be able to buy or sell Subordinated Capital Notes on ASX. However, there may or may not be a liquid market for the Subordinated Capital Notes and there is no assurance that the Subordinated Capital Notes will trade at a price equal to their Face Value.	Section 3.13
1.1.8	**Important matters to be aware of**	You should seek professional guidance from your financial or other professional adviser before deciding whether to invest.	See "How to Apply"

7 Subject to adjustment for certain transactions. See Section 2.3.3.

10 Yancoal Subordinated Capital Notes

1 Investment Overview
Continued

	Topic	Summary	Further Information
1.2	**Key features of Subordinated Capital Notes**		
1.2.1	**Distributions**	Each Subordinated Capital Note carries an entitlement to be paid interest (**Distributions**) on its Face Value in respect of each Distribution Period from (and including) the Issue Date to (but excluding): • the last day of the Distribution Period immediately preceding its Conversion Date; or • its Redemption Date. However, Distributions are deferrable as outlined in Section 1.2.4 below.	Section 2.2
1.2.2	**Distribution Rate**	Subject to the Issuer's right to defer Distributions (see Section 1.2.4), Distributions will be paid on each Distribution Payment Date for the immediately preceding Distribution Period and will generally[8] be calculated as set out below: $\frac{\text{Distribution Rate} \times \text{US\$100}}{2}$ The Distribution Rate for each Distribution Period is initially 7.00% per annum and will be reset as set out below: • On the First Reset Date the Distribution Rate will be reset to equal the Market Rate on the First Reset Date plus the amount equal to the difference between 7.00% and the Market Rate as at the Issue Date (the **Margin**). • On the Second Reset Date, and on each Subsequent Reset Date, the Distribution Rate will be reset to equal the Market Rate on the relevant Reset Date plus the Margin plus 2.5% per annum (the **Step Up**). • The Distribution Rate that would otherwise apply during any Distribution Period will also be increased by 5% per annum (the **Change of Control Step Up**) with effect from the first Distribution Payment Date following a Change of Control. The Issuer may exercise its right to Redeem, or its right of Resale of, the Subordinated Capital Notes before (or after) such resets or increases of the Distribution Rate take effect. The Market Rate is, in summary, an interest rate determined by reference to the average yields at the relevant time on U.S. dollar swap transactions with a term to maturity of 5 years. See Section 2.2.5 for more detail.	Section 2.2
1.2.3	**Distribution Payment Dates**	The Distribution Payment Dates for a Subordinated Capital Note are the last Business Day of each January and July of each year, commencing 31 July 2015, and falling on or before the Redemption Date.	Section 2.2.2
1.2.4	**Deferral of Distributions**	Distributions are perpetually deferrable and non-compounding. The Issuer may, in its sole discretion subject to certain restrictions, elect to defer payment of all or any part of the Distributions otherwise payable on the Subordinated Capital Notes on a Distribution Payment Date.[9] The Issuer has no obligation to pay any amount of deferred Distribution except as part of the Redemption Amount of outstanding Subordinated Capital Notes if the Subordinated Capital Notes are required to be Redeemed (see Section 1.2.7). The Issuer may also in its discretion elect to pay deferred Distributions as an Optional Distribution Payment at any time on not less than 5 Business Days' notice to the Note Trustee and ASX.	Section 2.2.6
1.2.5	**Restrictions on deferral of Distributions**	The Issuer may not elect to defer payment of a distribution that would otherwise be payable on a Distribution Payment Date if, since the immediately preceding Distribution Payment Date (or in the case of the first Distribution, since the Issue Date), Yancoal has undertaken a Restricted Action. Yancoal also may not undertake future Restricted Actions if a Distribution has been deferred, unless the Distribution has been paid as an Optional Distribution Payment or all the Subordinated Capital Notes have been Converted or Redeemed. A Restricted Action includes a payment of dividends on Yancoal Ordinary Shares or payment of Distributions on any Equal Ranking Obligations or Junior Ranking Obligations (unless, amongst other exceptions, such payments are obliged to be paid or undertaken on the legal maturity date of such obligations).	Section 2.2.7

8 The Distribution for the first Distribution Period, and for any final Distribution Period ending on a Redemption Date which is not also a Distribution Payment Date, will be calculated as:

$$\frac{\text{Distribution Rate} \times \text{US\$100} \times N}{365}$$

where "N" is the actual number of days in the relevant period. This means that the scheduled Distribution for the first Distribution Payment Date assuming the Issue Date is 24 December 2014 will be approximately US$4.20 per Subordinated Capital Note.

9 In certain limited circumstances, the Issuer would require the consent of Bank of China to pay Distributions (see Section 5.8.3).

11 Topic Summary Information Further 1.2.6 Noteholder’s A Noteholder may by Conversion Notice request Conversion of the Subordinated Capital Section 2.3 conversion Notes into Yancoal Ordinary Shares at any time during the period commencing on the day rights falling 40 days after the Issue Date and ending on the date which falls 30 years from the Issue Date (being the Conversion Period), subject to the provisions for Redemption and Resale referred to below. Conversions generally occur on a monthly basis on Conversion Dates which are generally month ends (referred to as Monthly Conversion Dates), or a Redemption Date or Resale Date10. In order for a Conversion to be effected on a particular Conversion Date, the relevant Conversion Notice must generally be given by the Conversion Cut-off Time for that Conversion Date (subject to clause 4.9 of the Terms – which is designed to allow for a period of disclosure and reconsideration if substantial Conversions will occur). The Conversion Cut-off Time is 5.00pm on the 11th Business Day prior to the relevant Monthly Conversion Date, Redemption Date or Resale Date. The Issuer has no obligation to pay, and the Noteholder has no right to receive, any accrued Distribution or Unpaid Distribution Amounts in respect of the Subordinated Capital Notes which are Converted. A Conversion Notice must include certain information and warranties in relation to regulatory matters enabling the calculation of the maximum number of Yancoal Ordinary Shares which the Holder is able (in terms of its voting power in Yancoal), or wishes, to receive (Maximum Number). If on the Conversion Date in respect of a Conversion Notice the Issuer or Yancoal determines in good faith that the number of Yancoal Ordinary Shares that would be required to be issued as a result of the Conversion of the Subordinated Capital Notes the subject of the Conversion Notice exceeds the Maximum Number, then: • the notice will be deemed to relate only to the maximum number of those Subordinated Capital Notes as can be Converted into a number of Yancoal Ordinary Shares that does not exceed the Maximum Number; • the Issuer must Convert that number of the Subordinated Capital Notes; and • the balance of the Subordinated Capital Notes will be treated as having never been the subject of a Conversion Notice. This will mean that, if a Redemption Notice has been given, any balance of Subordinated Capital Notes which is not Converted will be Redeemed. However, if a Resale Notice has been given, any balance of Subordinated Capital Notes which is not Converted because of the above limitations will be retained, as Resale is not a compulsory process, and the giving of the Conversion Notice is taken to be an election that the relevant Subordinated Capital Notes not be subject to the Resale. If the Issuer issues a Redemption Notice or Resale Notice then a Noteholder generally may not give a Conversion Notice in respect of any Subordinated Capital Notes to be Redeemed or subject to the Resale after the relevant Conversion Cut-off Time (subject to clause 4.9 of the Terms), unless the Issuer fails to Redeem the Subordinated Capital Notes as required, or the Purchaser fails to pay the Purchase Price for the Subordinated Capital Notes as required, in which the Noteholder may give a Conversion Notice at any time prior to the Redemption or Resale (as the case may be) of its Subordinated Capital Notes (or, if sooner, the expiry of the Conversion Period). Conversion Notices generally cannot be withdrawn, but the Issuer has a discretion to allow withdrawals, and will allow withdrawals if a change to Yanzhou’s intention to retain a percentage holding of Yancoal Ordinary Shares of at least 51% is notified to ASX after the Cut-Off Time for a Conversion Date, as outlined in Section 1.5.16 and 7.2.10. It will also extend the relevant Conversion Date in these circumstances if it considers this appropriate to allow withdrawals. See Section 2.3 for a summary of the Conversion process. 10 Or such other dates as may be reasonably determined by the Issuer having regard to its obligations to Noteholders.

12 Yancoal Subordinated Capital Notes 1 Investment Overview Continued Topic Summary Information Further 1.2.7 Issuer’s The Issuer: Sections redemption • must Redeem the Subordinated Capital Notes on the Winding Up of the 2.3.6 and 2.4 rights and Issuer or Yancoal; obligations • may elect to Redeem all (or some, on a pro-rata basis) of the Subordinated Capital Notes on the First Reset Date or any Distribution Payment Date thereafter; • may elect to Redeem all (but not some) of the Subordinated Capital Notes: • on the occurrence of a Tax Event, an Accounting Event or a Change of Control Event; or • at any time, if the aggregate Face Value of the Subordinated Capital Notes outstanding is less than 10% of the aggregate principal amount of the Subordinated Capital Notes originally issued. Where the Issuer elects to Redeem Subordinated Capital Notes, it must generally do so by giving a Redemption Notice at least 30 Business Days (and no more than 45 Business Days) before the Redemption Date. Yancoal would require the consent of Bank of China in order for the Issuer to exercise either of the options to Redeem Subordinated Capital Notes outlined above if the BOC Facilities remain outstanding at the relevant time. In addition, facilities which Yancoal enters into in the future may also contain conditions requiring the consent of the lenders under them to such exercise of an option to Redeem. The Redemption Amount payable is generally calculated as the aggregate of: • the Face Value of the Subordinated Capital Note; and • except where Redemption is required in a Winding Up, the aggregate of any accrued (but unpaid) Distributions up to but not including the Redemption Date and any Unpaid Distribution Amounts in respect of the Subordinated Capital Note. Where Redemption is required in a Winding Up of the Issuer or Yancoal, then accrued (but unpaid) Distributions and Unpaid Distribution Amounts will only be included in the calculation of the Redemption Amount to the extent that funds would be available to the Issuer or Yancoal (as the case may be) to meet such payments after the discharge of all other debts of the Issuer or Yancoal (as the case may be). See Section 1.2.6 above regarding Redemption where a Conversion Notice has been given in respect of Subordinated Capital Notes representing more Yancoal Ordinary Shares than the Noteholder is able (in terms of its voting power in Yancoal), or wishes, to receive. In that case, any balance of Subordinated Capital Notes which is not Converted will be Redeemed. Yancoal and any of its Subsidiaries (including the Issuer) may at any time purchase Subordinated Capital Notes in the open market, by agreement with any Noteholder or otherwise and at any price. Subordinated Capital Notes so purchased may be held, resold or cancelled at the discretion of the purchaser (and, if the Subordinated Capital Notes are to be cancelled, the Issuer), subject to compliance with any applicable law or requirement of ASX.

13 Topic Summary Information Further 1.2.8 Issuer’s resale The Issuer may elect that Resale occur in relation to all or, subject to the following Section 2.4.7 rights paragraph, some of the Subordinated Capital Notes on any date (the Resale Date) that the Issuer would be entitled to nominate as a Redemption Date for the Subordinated Capital Notes by giving a Resale Notice at least 30 Business Days (and no more than 45 Business Days) before the Resale Date. The Issuer may not elect that a Resale occur in relation to less than all the Subordinated Capital Notes without the consent of any Noteholder whose Subordinated Capital Notes are not to be subject to the Resale. Any Noteholder whose Subordinated Capital Notes are the subject of a Resale Notice may by notice to the Issuer at any time prior to the Conversion Cut-off Time for the Resale Date (or prior to such later time to which the time for delivery of Conversion Notices may be extended under clause 4.9 of the Terms) elect that its Subordinated Capital Notes not be subject to the Resale. The delivery by a Noteholder of a Conversion Notice in respect of any Subordinated Capital Notes will be treated as an election that those Subordinated Capital Notes not be subject to the Resale. If the Issuer issues a Resale Notice, each Noteholder that has not elected (and is not treated as having elected, as referred above) that their Subordinated Capital Notes will not be subject to the Resale is taken to have irrevocably offered to sell the relevant number of Subordinated Capital Notes on the Resale Date to the Purchaser for a cash amount equal to the Purchase Price. The Purchaser shall be specified in the relevant Resale Notice and may be one or more third parties selected by the Issuer in its absolute discretion (which can include any of its Related Bodies Corporate, including Yanzhou). The Purchase Price is the amount equal to the Redemption Amount that would apply if the Subordinated Capital Notes were being Redeemed on the Resale Date. 1.2.9 Tax Event This occurs where, in summary, on or after the Issue Date Yancoal or the Issuer receives Section 2.4.5 an opinion of a nationally recognised legal counsel or other tax adviser in Australia, experienced in such matters that, as a result of a Change in Law after the Issue Date, there is substantial risk that Yancoal or the Issuer would be exposed to a material increase in its costs in relation to the Subordinated Capital Notes, including in relation to the payment of Distributions under the Terms or the delivery of Yancoal Ordinary Shares to the Noteholders. 1.2.10 Accounting This occurs when, in summary, a determination is made by the Yancoal Directors or the Section 2.4.5 Event directors of the Issuer, following receipt by them of an opinion from the auditor of Yancoal or the Issuer, that any change in Accounting Standards has had or will have in the current financial half-year, the effect that the Subordinated Capital Notes would be treated in Yancoal’s or the Issuer’s financial statements other than as equity. 1.2.11 Change of This occurs if any one of the following events occur: Section 2.4.5 Control Event • a takeover bid (as defined in the Corporations Act) is made by any person (other than Yanzhou or an associate of Yanzhou) to acquire all or some of the Yancoal Ordinary Shares and such offer is, or becomes, unconditional, all regulatory approvals necessary for the acquisition to occur have been obtained and the bidder has or obtains at any time during the offer period a relevant interest in more than 50% of the Yancoal Ordinary Shares on issue; or • a court approves a scheme of arrangement under Part 5.1 of the Corporations Act, which scheme would result in a person (other than Yanzhou or an associate of Yanzhou) having a relevant interest in more than 50% of the Yancoal Ordinary Shares that will be on issue after the scheme is implemented; or • any other step or steps are taken as a result of which the board of Yancoal Directors determine that a person (other than Yanzhou or an associate of Yanzhou) has or will acquire a relevant interest in more than 50% of the Yancoal Ordinary Shares on issue and that such step or steps should be treated as a Change of Control Event for the purposes of the Terms.

14 Yancoal Subordinated Capital Notes

1 Investment Overview
Continued

	Topic	Summary	Further Information
1.2.12	Enforcement	Subject to the following paragraph and the Note Trust Deed, if the Issuer or Yancoal is being wound up and the Issuer has become obliged to Redeem the Subordinated Capital Notes or if the Issuer or Yancoal is in default of payment or performance of any of its other obligations in respect of the Subordinated Capital Notes, the Subordinated Guarantee or the Note Trust Deed, the Note Trustee may take any action permitted by the Note Trust Deed to enforce the Subordinated Capital Notes, the Subordinated Guarantee or the Note Trust Deed. All rights in relation to the Subordinated Capital Notes and the Subordinated Guarantee may generally only be enforced by the Note Trustee in accordance with the Note Trust Deed as summarised in Section 10.6. The Note Trustee is not bound to take action referred to in the paragraph above unless it has been so directed by a Holder Resolution or so requested in writing by the Noteholders of at least 10% of the aggregate of the principal amount of all Subordinated Capital Notes Outstanding (ignoring any Subordinated Capital Notes held by the Issuer, Yancoal or any of Yancoal's other Subsidiaries and not cancelled) and it has been indemnified or secured to its satisfaction in respect of all liabilities, costs, charges, damages and expenses which it may incur.	Section 2.8.3
1.2.13	Ranking	Each Subordinated Capital Note ranks for payment in a Winding Up of the Issuer, and the Subordinated Guarantee ranks for payment in a Winding Up of Yancoal: • after all Senior Ranking Obligations; • equally with each other Subordinated Capital Note and all Equal Ranking Obligations; and • ahead of all Junior Ranking Obligations. As at the date of this Prospectus: • the only Equal Ranking Obligations are the obligations under the Distribution Facility (referred to in Sections 2.1.7 and 5.8.2); • the only Junior Ranking Obligations are the Issuer Ordinary Shares, the Yancoal Ordinary Shares, the intercompany loan agreement (referred to in Section 1.4.2) and the A$1.4 Billion Facility (referred to in sections 2.1.7 and 5.8.2). See Section 5.8 in relation to Senior Ranking Obligations. Nothing in the Terms, other than as noted in Sections 1.2.14 and 2.8.1, limits the ability of the Issuer or Yancoal to issue or incur further Senior Ranking Obligations, Equal Ranking Obligations or Junior Ranking Obligations in such party's absolute discretion from time to time.	Sections 2.1.7, 2.5 and 5.8
1.2.14	Limits on incurring indebtedness	The Terms impose certain limits on Yancoal and or the Issuer not to issue certain securities or incur certain indebtedness where such securities or indebtedness are issued to or guaranteed by Yanzhou or in respect of which Yanzhou has provided equivalent credit support. See Sections 1.2.14 and 2.8.1.	Section 2.8.1
1.2.15	Voting	The Subordinated Capital Notes confer no rights on a Noteholder to vote at any meeting of shareholders of Yancoal or the Issuer.	Section 2.8.2
1.2.16	Note Trustee	Australian Executor Trustees Limited has been appointed as Note Trustee pursuant to the Note Trust Deed dated on or about the date of this Prospectus. The Note Trust Deed provides for the obligations of Yancoal, the Issuer and the Note Trustee to Noteholders in relation to the Subordinated Capital Notes and the Subordinated Guarantee. All rights in relation to the Subordinated Capital Notes and the Subordinated Guarantee may generally only be enforced by the Note Trustee in accordance with the Note Trust Deed as summarised in Section 10.4. The Note Trustee is not obliged to take any enforcement action unless it has been so directed by a Holder Resolution or so requested in writing by the Noteholders of at least 10% of the aggregate of the principal amount of all Subordinated Capital Notes Outstanding (ignoring any Subordinated Capital Notes held by the Issuer, Yancoal or any of Yancoal's Subsidiaries and not cancelled); and it has been indemnified or secured to its satisfaction in respect of all liabilities, costs, charges, damages and expenses which it may incur. The Note Trustee is generally not liable to a Noteholder or any other person except where the Note Trustee acts fraudulently, negligently or wilfully defaults under the Note Trust Deed.	Sections 3.16 and 10.4
1.2.17	Compulsory acquisition by Yanzhou	In connection with the Offer, Yanzhou has irrevocably undertaken to Yancoal that if, on or before the First Reset Date, Yanzhou, or an associate of Yanzhou, lodges a notice with ASIC seeking to exercise a power of compulsory acquisition of the Subordinated Capital Notes pursuant to Part 6A.2 of the Corporations Act, Yanzhou will pay not less than the higher of the Redemption Amount and a 'make whole' amount for each Subordinated Capital Note (see Section 5.8.2 for further information).	Section 5.8.2

15

	Topic	Summary	Further Information
1.2.18	**Yancoal 100% ownership of the Issuer**	Yancoal has undertaken to the Note Trustee that for so long as any Subordinated Capital Notes remains outstanding, it will not dispose of any, and will maintain its holding of all, of the Issuer's Ordinary Shares.	Section 10.6.3

1.3 Comparison between Yancoal Ordinary Shares and Subordinated Capital Notes

There are differences between Yancoal Ordinary Shares and Subordinated Capital Notes. You should consider these differences in light of your particular objectives, financial situation and needs before deciding to invest in the Subordinated Capital Notes.

The following comparison is a summary only, and does not encompass all of the Issuer's or Yancoal's existing or potential funding sources. For further information about the Issuer's and Yancoal's funding sources refer to Section 5.8.

	Yancoal Ordinary Shares	Subordinated Capital Notes
Legal form	Ordinary shares in Yancoal	Subordinated perpetual convertible unsecured debt obligations of the Issuer, convertible into Yancoal Ordinary Shares
Security	Not applicable	Unsecured
Ranking in a Winding Up of Yancoal	Rank behind all other securities and unsecured obligations	Rank ahead of all Junior Ranking Obligations (currently only the Issuer's Ordinary Shares, Yancoal Ordinary Shares, the intercompany loan agreement (referred to in Section 1.4.2) and the A$1.4 Billion Facility (referred to in sections 2.1.7 and 5.8.2)), and rank equally with all Equal Ranking Obligations (currently only the Distribution Facility (referred to in sections 2.1.7 and 5.8.2) and after all Senior Ranking Obligations
Payments	Dividends, payable at the absolute discretion of the Yancoal Directors and subject to Corporations Act constraints on the payment of dividends[11]	Distributions (being interest payable on the Subordinated Capital Notes), payable unless deferred by the Issuer in its absolute discretion Deferral may be perpetual and deferred Distributions may never become payable On a Winding Up of the Issuer or Yancoal, accrued (but unpaid) Distributions and Unpaid Distribution Amounts will only be included in the calculation of the Redemption Amount to the extent that funds would be available to the Issuer to meet such payments after the discharge of all other debts of the Issuer and Yancoal (including debts that are Equal Ranking Obligations and Junior Ranking Obligations)
Payment amounts	Based on Yancoal's level of profitability and the Board's prevailing dividend policy (although ultimately at the absolute discretion of the Board)	Subject to the Issuer's right to defer, Distributions are calculated at a fixed rate for the first five years from the Issue Date (the First Reset Date) and will be reset every five years thereafter (with a Step Up after the first ten years (the Second Reset Date)), provided that if at any time a Change of Control Event occurs, then on and from the Distribution Payment Date following the date on which the Change of Control Event occurs, the applicable Distribution Rate is the sum of the relevant rate (as provided in the Terms) and 5.00% per annum
Payment accumulation	None	Deferred Distributions are cumulative but non-compounding and may never become payable
Participation in Yancoal's profit on a Winding Up	Yes	No
Convertibility	Not applicable	Yes, convertible to Yancoal Ordinary Shares
Voting rights at a general meeting of Yancoal shareholders	Yes	No
Transferability	Yes, quoted on ASX	Yes, expected to be quoted on ASX
Liquidity	Market capitalisation of A$141.2 million as at 21 November 2014. May be more liquid than the Subordinated Capital Notes	Offer size of approximately US$2.3077 billion. May be less liquid than Yancoal Ordinary Shares and it is possible that no liquid market will develop

11 Yancoal's Constitution contains provisions requiring certain dividend payout levels, but these are subject to the Yancoal Directors' overriding discretion, and no dividends have been paid since Yancoal listed on ASX.

16 Yancoal Subordinated Capital Notes

1 Investment Overview
Continued

	Topic	Summary	Further Information
1.4	**Overview of the Issuer and Yancoal**		
1.4.1	**Overview**	Yancoal is one of the largest export coal miners in Australia, producing both thermal and metallurgical coals from its portfolio of mines located in Queensland and New South Wales. Yancoal has a portfolio of seven operating mines[12] located in the Hunter Valley (New South Wales), Gloucester Basin (New South Wales) and Bowen Basin (Queensland). Yancoal is a subsidiary of Yanzhou, a publicly-traded company that is listed in New York, Shanghai and Hong Kong with a market capitalisation of US$5,936.3 million (as at 21 November 2014). Yanzhou holds approximately 78% of the issued Yancoal Ordinary Shares. Yancoal's key assets include: • an 80% interest in the Moolarben Joint Venture; • a 100% interest in the Ashton coal mine; • a 100% interest in the Austar coal mine; • a 100% interest in the Yarrabee coal mine; • a 100% interest in the Gloucester Basin coal operations; • a 100% interest in the Donaldson coal operations; • a 100% interest in the Monash Project; • a near 50% interest in the Middlemount Coal Joint Venture; • the 4% Middlemount Coal Royalty; • a 27.0% interest in NCIG; and • a 5.6% interest in WICET Holdings.	Section 5.1
1.4.2	**Who is the Issuer?**	The Issuer is a wholly owned subsidiary of Yancoal. Yancoal has entered into a subordinated guarantee (**Subordinated Guarantee**) in favour of the Note Trustee in relation to the Subordinated Capital Notes. The Issuer has agreed to lend the proceeds of the issue of the Subordinated Capital Notes to Yancoal pursuant to an intercompany loan agreement. The intercompany loan agreement provides for interest on the loan (which will be a Junior Ranking Obligation) to be paid in the same amounts and to the same extent as the Issuer is obliged to pay Distributions on the Subordinated Capital Notes. Yancoal has no obligation to repay the intercompany loan, and the Issuer may not prove in a Winding Up of Yancoal in respect of the intercompany loan, so long as the Subordinated Guarantee remains outstanding. However, Yancoal has agreed with the Issuer to make payments and issue Yancoal Ordinary Shares when required under the terms of the Subordinated Guarantee and such payments and issue will be treated as a corresponding repayment of the intercompany loan. The Issuer has undertaken to Yancoal to exercise its discretions under the Subordinated Capital Notes in accordance with Yancoal's directions.	Sections 5.1.1 and 10.4
1.4.3	**How does Yancoal generate its income?**	Yancoal generates its income primarily from the sale of coal to the export market. Yancoal also receives the 4% Middlemount Coal Royalty and fees in respect of the management of the Premier and Cameby operations and the Harrybrandt, Wilpeena and Athena Projects on behalf of Yanzhou. Yancoal's profitability is highly sensitive to changes in the US$ coal price and the US$:A$ exchange rate and Yancoal's coal production.	Section 5.2
1.4.4	**Growth strategy**	Yancoal has attractive growth potential through its planned development of Moolarben Stage 2, pending final approvals and land acquisition. Yancoal has additional growth potential at other mine operations which Yancoal continues to evaluate. Development of those projects will be subject to market conditions and receipt of necessary regulatory approvals.	Section 5.7

12 Operations in the Gloucester Basin consisting of Stratford and Duralie have been counted as one mine. Current operations at Stratford completed in July 2014 and Yancoal is seeking approval to recommence operations at Stratford with the potential Stratford extension project (SEP). Historically the Donaldson group of operations consisted of Donaldson, Abel and Tasman and have been counted as one mine. The Donaldson open-cut operations exhausted its Reserves in 2013. The Donaldson group currently consists of one operation, Abel underground, as Tasman underground operations ceased production in 2013.

17 Topic Summary Information Further 1.4.5 Cost reduction and Yancoal has a strong focus on cost reduction and operational efficiency across its Section 5.7 operational efficiency business and is implementing the following initiatives to achieve this aim: • maximising procurement synergies by leveraging the purchasing power of the Yancoal Group; • reducing costs and improving productivity in implementing the “Yancoal Way” (a continuous improvement program focused on delivering an operating culture based on standardised systems and work practices which drives sustainable cost control and operational efficiency improvements) across all mine sites; and • maximising value received for coal sales through blending, leveraging favourable terms in existing sales contracts and utilising strategic partnerships where appropriate. 1.5 Key risks Before applying for the Subordinated Capital Notes, you should consider whether the Subordinated Capital Notes are a suitable investment for you. There are risks associated with an investment in the Subordinated Capital Notes and in the Issuer and Yancoal, many of which are outside the control of the Issuer, Yancoal and their directors. Some key risks include those in this Section 1.5. These and other risks are addressed in more detail in Section 7 and elsewhere in this Prospectus and should be considered by prospective investors. Key risks associated with investing in Subordinated Capital Notes 1.5.1 Subordinated In the event of a Winding Up, the claims of Noteholders against the Issuer in respect Section 7.1.1 Capital Notes and of the Subordinated Capital Notes and against Yancoal in respect of the Subordinated the Subordinated Guarantee will be subordinated in right of payment to claims made in relation to Guarantee are liabilities ranking ahead of the Subordinated Capital Notes and Subordinated Guarantee subordinated (respectively), which may result in Noteholders not receiving a full repayment, or obligations potentially no payment, of the Redemption Amount of the Subordinated Capital Notes. 1.5.2 Subordinated The Subordinated Capital Notes have no fixed maturity date and, unless Redeemed Section 7.1.2 Capital Notes or Converted, may be on issue for perpetuity. Unless Noteholders elect to Convert or are perpetual sell their Subordinated Capital Notes, they may not be able realise their investment securities and would be required to bear any financial risks associated with an investment in Subordinated Capital Notes. 1.5.3 The Distribution The Distribution Rate on the Subordinated Capital Notes is fixed before the First Reset Section 7.1.3 Rate may become Date and is reset on each Reset Date by reference to the Market Rate on such Reset unattractive or Date. There is a risk that the Distribution Rate may become less attractive compared may change with rates of return on other comparable securities. 1.5.4 Deferral of The Issuer has the option to defer Distributions in its sole discretion in certain Section 7.1.4 Distributions circumstances and accordingly, it is possible that Distributions will not be paid as scheduled13. Deferral of a Distribution would also likely have a negative impact on the market price of Subordinated Capital Notes. 1.5.5 Yancoal may The Issuer may at its option redeem each of the Subordinated Capital Notes on Section 7.1.5 redeem occurrence of certain events at the Face Value of US$100 plus all accrued but unpaid Subordinated Distributions and all Unpaid Distribution Amounts in respect of that Subordinated Capital Notes Capital Note. There is a risk that the Redemption Amount may be less than the then current market value of the Subordinated Capital Notes or that the timing of such Redemption may not accord with a Noteholder’s individual preferences having regard to its financial circumstances or tax position. 13 In certain limited circumstances, the Issuer would require the consent of Bank of China to pay Distributions (see Section 5.8.3).

18 Yancoal Subordinated Capital Notes 1 Investment Overview Continued Topic Summary Information Further 1.5.6 Noteholders may Noteholders may elect to decline a Resale of their Subordinated Capital Notes. If, Section 7.1.6 decline a Resale however, such an election is made, upon the completion of the sale of the remaining Subordinated Capital Notes by Noteholders who have participated in the Resale, the restrictions imposed on the Issuer and Yancoal not to issue certain securities or incur certain indebtedness where such securities or indebtedness are issued to or guaranteed by Yanzhou or in respect of which Yanzhou has provided equivalent credit support (as referred to in Sections 1.2.14 and 2.8.1), will no longer apply. Accordingly there is a risk to Noteholders who choose not to have their Subordinated Capital Notes the subject of a Resale that the Issuer or Yancoal may undertake a transaction which it was restricted from undertaking prior to the completion of the Resale of the other Subordinated Capital Notes. Any such transaction may impact over time, either positively or negatively, on a Noteholder’s position in the event of a Winding Up of the Issuer or Yancoal and on the Issuer’s or Yancoal’s ability to pay Distributions on, or to repay the Face Value of, the Subordinated Capital Notes. 1.5.7 Regulatory The capacity of Noteholders to Convert all or some of their Subordinated Capital Notes Section 7.1.8 restrictions may be limited by regulatory or other legal constraints. on exercise of Conversion rights In particular, section 606 of the Corporations Act will not permit a Noteholder to acquire voting power in Yancoal exceeding 20% except where that acquisition is made in accordance with section 611 of the Corporations Act. Noteholders who are ‘foreign persons’ for the purposes of the Foreign Acquisitions and Takeovers Act 1975 (Cth) may also be required to make a notification in accordance with that Act before exercising Conversion rights. 1.5.8 Enforcement risk Rights under the Subordinated Capital Notes, the Subordinated Guarantee and the Section Note Trust Deed may generally only be enforced by the Note Trustee and not by the 7.1.12 Noteholders directly, except in certain circumstances where the Note Trustee has failed to take action after being directed by Noteholders to do so and the Note Trustee has, to its satisfaction, been indemnified by the Noteholder (see Section 7.1.12 for further information). Other risks associated with the Offer 1.5.9 Market price The market price of the Subordinated Capital Notes may fluctuate and Noteholders Section 7.2.1 who wish to sell their Subordinated Capital Notes may be unable to do so at an acceptable price (if at all), and therefore unable to recover some or all of the Face Value of the Subordinated Capital Notes. 1.5.10 Liquidity Although the Issuer intends to list the Subordinated Capital Notes on ASX, there is Section 7.2.2 no guarantee that a liquid market will develop for the Subordinated Capital Notes or that the Subordinated Capital Notes will remain continuously quoted on ASX. Further, if the Offer is not fully subscribed, Yanzhou may hold more than 78% of the issued Subordinated Capital Notes. Noteholders may be unable to sell their Subordinated Capital Notes at an acceptable price, or at all, if insufficient liquidity exists on ASX. 1.5.11 Distributions risk The Issuer expects to make Distributions during the first five years following issuance Section 7.2.3 of the Subordinated Capital Notes using funding drawn under the Distributions Facility and from cash flows from Yancoal’s operations (if available). Following that period, Yancoal’s and the Issuer’s ability to fund Distributions will depend substantially on Yancoal’s ability to raise further debt or equity finance, including ongoing financial support from Yanzhou, and on the performance of Yancoal’s operations. If due to insufficient cashflow or any other reason Yancoal is unable to, or decides it does not wish to, fund the Issuer’s payment of Distributions on the Subordinated Capital Notes, Noteholders may not receive all, or any, Distributions on the Subordinated Capital Notes (including as a result of a deferral of Distributions). Further, in certain limited circumstances, the Issuer would require the consent of Bank of China to pay Distributions (see Section 5.8.3).

19

	Topic	Summary	Further Information
1.5.12	**Currency movements**	For Noteholders who choose to receive Distributions in A$, the Issuer will use the Distribution amount payable in US$ to purchase A$ from an Australian financial institution at the exchange rate quoted to the Issuer by that financial institution and pay the amount received in A$ (after deducting any applicable fees, charges or commissions) to such Noteholders. The Distributions received by these Noteholders will be subject to adverse movements in the A$:US$ exchange rate. Further, the Subordinated Capital Notes and Conversion Price are denominated in US$. As the value of US$:A$ fluctuates, the Subordinated Capital Notes may become more or less valuable in A$ terms. The extent of such fluctuations could be substantial.	Section 7.2.4
1.5.13	**Conversion**	There is no guarantee that the Yancoal Ordinary Shares held by Noteholders following Conversion of their Subordinated Capital Notes will trade at or above the initial conversion price.	Section 7.2.5
1.5.14	**Yancoal Ordinary Shares risks**	Noteholders who convert their Subordinated Capital Notes into Yancoal Ordinary Shares may be unable to sell those Yancoal Ordinary Shares at an acceptable price, or at all, if insufficient liquidity exists on ASX for Yancoal Ordinary Shares. It is possible that the Offer and issuance of Subordinated Capital Notes would significantly dilute the existing Yancoal Ordinary Shares and could adversely affect the value of existing Yancoal Ordinary Shares.	Sections 7.2.6 and 7.2.7
1.5.15	**Effect of Offer on the control of Yancoal**	Yancoal will remain controlled by Yanzhou following the Offer. Conversion of Subordinated Capital Notes by Noteholders will substantially dilute existing Yancoal Shareholders who do not subscribe for Subordinated Capital Notes. If other Shareholders do not participate in the Offer (or, if they participate, if they do not convert their Subordinated Capital Notes), it is possible that over time Yanzhou could through Conversion, and by reliance on the "3% creep" exemption in Item 9 of Section 611 of the Corporations Act, reach the 90% threshold to exercise the right of compulsory acquisition under Part 6A.2 of the Corporations Act over the remaining Yancoal Ordinary Shares not already owned by Yanzhou. However, a right of compulsory acquisition under Part 6A.2 of the Corporations Act could not be exercised unless Yanzhou has acquired such number of Yancoal Ordinary Shares and Subordinated Capital Notes on issue as will result in it: 1 having voting power in Yancoal of at least 90%; and 2 holding, either alone or with a related body corporate, full beneficial interests in at least 90% by value of all securities of Yancoal that are either shares or convertible into shares. However, if Yanzhou exercises compulsory acquisition rights on or before the First Reset Date, Yanzhou has agreed to pay an amount not less than the higher of the Redemption Amount and a 'make whole' amount for each Subordinated Capital Note (see Section 5.8.2 for further information).	Section 7.2.9
1.5.16	**Loss of Yanzhou control**	Yanzhou may cease to have control of Yancoal if other Noteholders Convert their Subordinated Capital Notes and Yanzhou does not Convert any, or proportionally fewer, Subordinated Capital Notes. If this occurs, there is a risk that Yancoal will cease to meet continuity of ownership rules for tax purposes which could result in the forfeiture of significant deferred tax assets in respect of carried forward tax losses. It is also possible that cessation of Yanzhou control of Yancoal may trigger 'change of control' provisions in material contracts held by Yancoal, or the 51% holding precondition to the Yanzhou Support, which could have an adverse financial impact on Yancoal. However, Yanzhou has confirmed to Yancoal that it currently intends to retain a percentage holding of Yancoal Ordinary Shares of at least 51%, and that it will immediately notify the ASX and Yancoal if that intention changes[14]. Yanzhou has also committed to Yancoal to immediately notify the ASX and Yancoal of any change in its holding of Subordinated Capital Notes. Should a change to Yanzhou's intention to retain a percentage holding of Yancoal Ordinary Shares of at least 51% be notified to ASX after the Cut-Off Time for a Conversion Date, the Issuer will allow withdrawal of any Conversion Notices which have been lodged for that Conversion Date at any time prior to that Conversion Date, and will announce to ASX that such Conversion Notices may be withdrawn, and will also seek to contact the relevant Noteholders to ensure they are aware of this opportunity. It will also extend the relevant Conversion Date in these circumstances if it considers this appropriate to allow withdrawals.	Section 7.2.10

14 Yancoal will ensure ASX notification occurs once Yancoal becomes aware of these matters.

20 Yancoal Subordinated Capital Notes

1 Investment Overview
Continued

	Topic	Summary	Further Information
1.5.17	**Further capital raisings**	The proceeds raised under the Offer will not be sufficient to meet Yancoal's near to medium term funding needs. In light of this, in connection with the Offer, Yanzhou has agreed to provide further financial support to Yancoal under the A$1.4 Billion Facility and the Distribution Facility. Refer to Section 5.8.2(b). If this support is insufficient to meet Yancoal's funding needs, it is possible that any further funding support may be provided in the form of debt or equity which, subject to receipt of necessary regulatory and other approvals, could (except as described in Section 2.8.1) involve the issue of further Yancoal Ordinary Shares or other securities which are convertible into Yancoal Ordinary Shares or securities which may rank equally with or ahead of Subordinated Capital Notes (see Section 7.1.1 for further information).	Sections 7.2.11 and 5.8.2(b)
1.5.18	**Takeovers Panel**	A Yancoal Shareholder, Senrigan Capital Management Ltd, has commenced an application in the Takeovers Panel seeking a declaration of unacceptable circumstances, and amongst other things that the Offer be made subject to shareholder approval (with Yanzhou excluded from voting) or withdrawn. Yancoal and the Issuer do not believe that the application has merit. However, there is a risk that the Takeovers Panel may grant the orders, in which case the Offer may need to be withdrawn (subject to the outcome of any appeal).	Section 7.2.12
Key risks associated with the Issuer and Yancoal			
1.5.19	**Funding requirements**	Based on the current financial position and outlook of Yancoal, Yancoal expects that its existing credit committed facilities and internally-generated cashflow will be insufficient to fund operating losses, funding costs (including Distributions on the Subordinated Capital Notes) and other expenditure that will be required for Yancoal's operations in the near term. In connection with the Offer, Yanzhou has agreed to: • provide up to A$1.4 billion in additional financial support to Yancoal by way of a committed funding facility, subordinated to the BOC Facilities, other Senior Ranking Obligations and the Subordinated Capital Notes, to be progressively drawn, to fund Yancoal's cash flow requirements and for general corporate purposes; • provide additional funding to Yancoal of up to US$807 million by way of a committed funding facility, subordinated to the BOC Facilities and other Senior Ranking Obligations and ranking equally with the Subordinated Capital Notes, to be progressively drawn, for the purpose of Yancoal paying Distributions on the Subordinated Capital Notes for a five year period post issuance of the Subordinated Capital Notes, to the extent that Yancoal has insufficient cashflow to fund those Distributions; and • unless revoked by giving not less than 24 months' notice (or such shorter period as Yancoal may agree) and for so long as Yanzhou owns at least 51% of the shares in Yancoal[15], ensure that Yancoal continues to operate so that it remains solvent[16]. Refer to Section 5.8.2(b) for further information in relation to the Yanzhou financial support. In developing its business plan and operating budget, Yancoal has made certain assumptions regarding coal prices, the A$:US$ exchange rate, future production levels, production costs and other factors which determine Yancoal's financial performance. If some or all of these assumptions do not materialise, depending on other factors which impact Yancoal's financial performance, it is possible that the funding committed by Yanzhou will be insufficient to meet all of Yancoal's funding requirements over the medium term.	Section 7.3.1
1.5.20	**Refinancing risk**	While Bank of China and China Construction Bank have agreed to a three year extension of the maturity of the BOC Syndicated Facility in connection with the Offer,[17] no assurance can be given that any further refinancing or extension of Yancoal's existing credit committed facilities will be available at all or on terms favourable to Yancoal as and when the existing facilities mature.	Section 7.3.2

15 Yanzhou has confirmed to Yancoal that it currently intends to retain a percentage holding of Yancoal Ordinary Shares of at least 51%, and that it will inform Yancoal if that intention changes.

16 Any financial support provided by Yanzhou pursuant to this undertaking may, at Yanzhou's option, be in the form of debt or equity and will be subject to Yancoal having first received all necessary shareholder and other regulatory approvals (including, but not limited to, applicable approvals under the Corporations Act or the ASX Listing Rules) which are required for that financial support to be provided. The undertaking is also conditional on the Offer proceeding and raising at least US$1.8 billion; Yancoal repaying US$1.8 billion in shareholder loans from the proceeds of the Offer; and Yanzhou receiving the necessary shareholder approval for entering into the undertaking.

17 These commitments are conditional on, among other things, the Offer proceeding and raising at least US$1.8 billion and at least that amount being applied to reduce the Shareholder Loans (refer to Section 5.8.3 for further information on Bank of China syndicate's extension and waiver).

21

	Topic	Summary	Further Information
1.5.21	**Financial covenants**	The Yancoal Group is subject to various financial covenants in relation to its banking facilities. Factors such as adverse movements in interest rates and coal prices, appreciation of the A$ and deterioration of the financial performance of Yancoal's business could place Yancoal in breach of these financial covenants unless it is able to secure a waiver. If the Offer does not proceed, or if the issue date of the Subordinated Capital Notes is delayed beyond 31 December 2014, it is likely that Yancoal will breach its financial covenants under its BOC Facilities, unless it is able to obtain a waiver.	Section 7.3.3
1.5.22	**Adverse foreign exchange rate movements**	The liabilities, earnings and cash flows of Yancoal are (or will be) influenced by movements in exchange rates, especially movements in the A$:US$ exchange rate. The impact of movements in exchange rates may have adverse financial consequences for Yancoal. Any increase in the value of the A$ relative to that of US$ may adversely affect Yancoal's earnings. However, decreases in the value of the A$ increase the A$ amount of Yancoal's US$ denominated debts.	Section 7.3.4
1.5.23	**Coal prices and coal demand risk**	The revenue generated by Yancoal from the sale of coal will depend on the price which Yancoal receives for its coal, which in turn depends on numerous market factors beyond its control. Absent offsetting factors, significant and sustained adverse movements in demand for coal and coal prices would have an adverse impact on the ongoing financial performance and financial position of Yancoal.	Section 7.3.5
1.5.24	**Coal production**	Improvement in Yancoal's financial performance is dependent on Yancoal being able to sustain or increase coal production and decrease operating costs on a per tonne basis. Yancoal's coal production can be impacted by a number of factors, including unforeseen geological or geotechnical issues (particularly in Yancoal's underground operations), abnormal wet weather conditions, unforeseen delays or complexities in installing and operating longwall mining systems and unforeseen delays or complexities in installing and operating pillar extraction systems, protracted breakdown of coal handling infrastructure and other mining equipment and rail and port breakdowns and outages. Regulatory factors and the occurrence of other operating risks can also limit production.	Section 7.3.6
1.5.25	**Moolarben Stage 2**	Growth in Yancoal's coal production, and its capacity to lower the overall production cost of Yancoal's NSW operations, is substantially dependent on the development of the Moolarben Stage 2 expansion project. The open cut expansion is targeted for completion in Q4 of 2015. Yancoal's ability to implement this project within this timeframe will depend on the timely receipt of regulatory and other third party approvals on acceptable terms.	Section 5.7.3
1.5.26	**Regulatory approvals**	There is no assurance or guarantee that Yancoal will be in a position to secure any or all of the required consents, approvals and rights necessary to develop its growth projects, and a failure to secure such consents, approvals and rights may adversely affect the economic viability of the relevant projects, which may in turn result in the value of the relevant assets being impaired.	Section 7.3.9
1.5.27	**Changes to the JORC Code**	Reporting to the 2012 JORC Code could result in Yancoal lowering its Resources and Reserves at some operations and projects. The impact on Reserves is expected to be fairly minimal but the impact on Resources may be more significant.	Sections 7.3.11 and 7.3.12
1.5.28	**Environmental risks**	There is a risk that past, present or future operations of Yancoal have not met or will not meet environmental or related regulatory requirements, and Yancoal may consequently incur fines or penalties, be required to curtail or cease operations and/or be subject to significantly increased compliance costs or significant costs for rehabilitation or rectification works.	Section 7.3.25
1.5.29	**Changes in government policy, regulation or legislation**	The resources industry is subject to extensive legislation, regulations and supervision by a number of federal and state regulatory organisations. Any future legislation and regulatory change may affect the resources industry and may adversely affect Yancoal's financial performance and position.	Section 7.3.28
1.5.30	**Take-or-pay liabilities**	Yancoal will generally be required to pay for its contracted rail or port tonnage irrespective of whether it is utilised. To the extent that some or all of the contracted rail and port tonnage is not utilised or transferred, it may have a material adverse effect on Yancoal. The take-or-pay commitments are estimated to total around A$316 million in excess of Yancoal's expected access requirements for the 5-year period ending 31 December 2018.	Section 7.3.14

22 Yancoal Subordinated Capital Notes

1 Investment Overview
Continued

	Topic	Summary	Further Information
1.6	**The Offer**		
1.6.1	**When is the Offer Period?**	The key dates, including details of the Offer Period, are set out in the "Key Dates" Section.	Key Dates
1.6.2	**Is there a minimum amount to be raised?**	No. The Offer is for the issue of Subordinated Capital Notes to raise up to approximately US$2.3077 billion. However, the Issuer may issue a further US$14.5 million worth of Subordinated Capital Notes to facilitate placements to third party investors (see Section 3.10.2 for additional information).	Section 3.1
1.6.3	**Is the Offer underwritten?**	No. The Offer is not underwritten (refer to Section 10.5). However, Yancoal's current major shareholder, Yanzhou, has committed to take up its pro rata share of the Offer, so the Offer should raise at least US$1.8 billion (refer to Section 5.8.2 for further information on Yanzhou's subscription commitment).	Section 3.1
1.6.4	**What is the pro forma balance sheet of Yancoal following the Offer?**	For information about the impact on Yancoal's balance sheet of completing both the Offer and the proposed reduction of shareholder loans, see Section 6.3.	Section 6.3
1.6.5	**How will the expenses of the Offer be paid?**	All of the expenses have been, or will be, borne by Yancoal.	Section 9.4
1.6.6	**What is the structure of the Offer and who can apply?**	The Offer is a pro rata renounceable rights offer made to Eligible Shareholders. Eligible Shareholders are entitled to subscribe for 2.32112 Subordinated Capital Notes for every 100 Yancoal Ordinary Shares held as at 7.00pm (Sydney time) on the Record Date (rounded up to the nearest whole number of Subordinated Capital Notes). Eligible Shareholders (and, if there are sufficient Subordinated Capital Notes available after satisfying applications from Eligible Shareholders, third party investors) can also apply for Additional Subordinated Capital Notes if there are Subordinated Capital Notes available because some Eligible Shareholders (or persons who have purchased Entitlements) do not take up all of their Entitlements under the Offer[18]. Entitlements which are not taken up by the close of the Offer and Entitlements of shareholders who are not eligible to participate in the Offer will be offered for sale through the shortfall bookbuild expected to be on 18 December 2014.	Sections 3.1, 3.6 and 3.8
1.6.7	**Who is an Eligible Shareholder?**	A registered holder of Yancoal Ordinary Shares shown on Yancoal's share register at 7.00pm Sydney time on 28 November 2014 with a registered address in Australia or New Zealand. Shareholders who are institutional holders with a registered address in China, Hong Kong, Singapore, the United States, the United Kingdom or Norway are also eligible to apply, subject to the foreign selling restrictions set out in Section 10.12.	Section 3.6
1.6.8	**How can I apply?**	For information on how to apply for the Subordinated Capital Notes, see Sections 1.7 and 3.11, the "How to Apply" Section and the Application Form.	Sections 1.7 and 3.11
1.6.9	**When to apply**	Your Application Form must be received by the Closing Date, expected to be 5.00pm 17 December 2014. The Offer may close early so you are encouraged to submit your Application as soon as possible after the Opening Date.	Section 3.11
1.6.10	**Is there a minimum Application size?**	No. You may apply for some or all of your Entitlement and if you wish you may apply for Additional Subordinated Capital Notes[19].	
1.6.11	**What is my Entitlement?**	The number of Entitlements that you have is set out on your Application Form accompanying this Prospectus. If you did not receive your personalised Application Form, you should call the Yancoal Information Line on 1300 608 419 (within Australia) or +61 3 9938 4354 (outside Australia) (Monday to Friday 9.00am – 5.00pm, Sydney time) to find out your number of Entitlements and to be sent your Application Form.	Application Form

18 This is subject to up to US$75 million of Subordinated Capital Notes in any shortfall in Shareholder Applications being reserved for placement to third party investors via the shortfall bookbuild (see Section 3.10.2 for further information).

19 This is subject to up to US$75 million of Subordinated Capital Notes in any shortfall in Shareholder Applications being reserved for placement to third party investors via the shortfall bookbuild (see Section 3.10.2 for further information).

23

	Topic	Summary	Further Information
1.6.12	Can I sell or transfer my Entitlements?	Yes. The Offer is renounceable and, accordingly, you can sell or transfer any of your Entitlements on ASX or via an off-market transfer.	Section 3.7
1.6.13	How do I accept my Entitlements and pay for my Subordinated Capital Notes and any Additional Subordinated Capital Notes?	If you are an Eligible Shareholder and you wish to apply for all or some of the Subordinated Capital Notes making up your Entitlements and any Additional Subordinated Capital Notes you wish to apply for, you must complete the accompanying Acceptance Form and lodge it together with a cheque, bank draft or money order or payment through BPAY® for the Application Payment. Application Payments by BPAY® can only be made in A$. If paying by BPAY® you do not need to return the Application Form, but you will need to use the specific Biller Code and unique Reference Number on your personalised Application Form. Applicants can pay for the Subordinated Capital Notes in US$ (US$100 per Subordinated Note) or an A$ amount of A$125 (the A$ equivalent of US$100 based on an exchange rate of A$1.00 = US$0.80) per Subordinated Capital Note as set out in Section 3.11.4.	Section 3.7
1.6.14	Can I apply for Subordinated Capital Notes in excess of my Entitlements?	Yes. Applications for Additional Subordinated Capital Notes may be considered if Eligible Shareholders (or persons who have purchased Entitlements) do not take up all of their Entitlements under the Offer. There is no guarantee that you will receive any Additional Subordinated Capital Notes applied for[20].	Section 3.7.2
1.6.15	How do I apply for Additional Subordinated Capital Notes?	To apply for Additional Subordinated Capital Notes, complete your Application Form by inserting the total number of Subordinated Capital Notes in respect of which you wish to exercise your Entitlements under the Offer plus the number of any Additional Subordinated Capital Notes you wish to apply for.	Section 3.7.2

1.6.16	What are my options?	You may either:
		• take up all of your Entitlements;
		• take up all of your Entitlements and apply for Additional Subordinated Capital Notes;
		• sell all or part of your Entitlements:
		  • on ASX; or
		  • by transferring them directly to another person off-market (other than via ASX);
		• take up only a portion of your Entitlements, in which case the balance of your Entitlements will lapse; or
		• do nothing, in which case your Entitlements will lapse.
			Section 3.7

1.6.17	What if I do nothing?	If you do not take up your Entitlements your Entitlements will lapse. The Subordinated Capital Notes representing your Entitlements may be sold to Eligible Shareholders who apply for Additional Subordinated Capital Notes or third party investors through the shortfall bookbuild. Existing Shareholders' interests will be diluted on conversion of Subordinated Capital Notes to Yancoal Ordinary Shares if they do not take up their Entitlements under the Offer.	Section 3.7.6
1.6.18	Is brokerage, commission or stamp duty payable?	No brokerage or stamp duty is payable on your Application. You may have to pay brokerage on any subsequent trading of your Subordinated Capital Notes on ASX after the Subordinated Capital Notes have been quoted on ASX (or on a sale of your Entitlements on ASX if you choose to sell your Entitlements).	Section 3.11.5
1.6.19	What are the tax implications of investing in Subordinated Capital Notes?	A general description of the Australian taxation consequences of investing in the Subordinated Capital Notes is set out in Section 8. That discussion is in general terms and is not intended to provide specific advice in relation to the circumstances of any particular investor. Accordingly, investors should seek independent advice in relation to their individual tax position.	Section 8
1.6.20	When will the Subordinated Capital Notes be issued?	The Issuer expects that the Subordinated Capital Notes will be issued on 24 December 2014.	Key Dates

20 This is subject to up to US$75 million of Subordinated Capital Notes in any shortfall in Shareholder Applications being reserved for placement to third party investors via the shortfall bookbuild (see Section 3.10.2 for further information).

24 Yancoal Subordinated Capital Notes

1 Investment Overview
Continued

	Topic	Summary	Further Information
1.6.21	**When will the Subordinated Capital Notes begin trading?**	The Issuer expects that the Subordinated Capital Notes will begin trading on ASX on 29 December 2014 on a deferred settlement basis and on 5 January 2015 on a normal settlement basis.	Key Dates
1.6.22	**When will the Holding Statements be dispatched?**	The Issuer expects that the Holding Statements will be despatched on 31 December 2014.	Key Dates
1.6.23	**More information**	If, after you have read this Prospectus, you have any questions regarding the Offer, please contact your financial adviser or other professional adviser. You can also call the Yancoal Information Line on 1300 608 419 (within Australia) or +61 3 9938 4354 (outside Australia) (Monday to Friday 9.00am – 5.00pm, Sydney time) during the Offer Period.	
1.7	**What you need to do**		
1.7.1	**Read this Prospectus in full**	This document is important and should be read in its entirety.	
1.7.2	**Determine if you are eligible to apply**	The Offer is being made to Eligible Shareholders.	
1.7.3	**Consider and consult**	Consider all risks and other information about the Subordinated Capital Notes in light of your particular objectives, financial situation and needs. Consult with your financial or other professional adviser.	
1.7.4	**Complete your Application Form**	If you have decided to apply for the Subordinated Capital Notes, you need to apply pursuant to an Application Form attached to or accompanying this Prospectus. The Prospectus and Application Forms will be available during the Offer Period.	
1.7.5	**Submit your Application Form**	Your Application Form and Application Payment (including payment by BPAY® or by cheque, bank draft or money order) must be received by the Share Registry no later than the Closing Date, which is expected to be 5:00pm (Sydney time) on 17 December 2014. The Offer may close early, so if you wish to apply you are encouraged to submit your Application as soon as possible after the Opening Date.	
1.8	**More information**		
1.8.1	**More information**	If, after you have read this Prospectus, you have any questions regarding the Offer, please contact your financial adviser or other professional adviser. You can also call the Yancoal Information Line on 1300 608 419 (within Australia) or +61 3 9938 4354 (outside Australia) (Monday to Friday 9.00am – 5.00pm, Sydney time) during the Offer Period.

25 ABOUT SUBORDINATED CAPITAL NOTES 2

26 Yancoal Subordinated Capital Notes

2 About Subordinated Capital Notes

Outlined below are answers to some key questions about the Subordinated Capital Notes. This section should be read in conjunction with the rest of this Prospectus. Where indicated, more detailed information is provided in other sections.

	Topic	Summary	For more information
2.1	**General**		
2.1.1	**What is the Offer?**	The Issuer intends to offer Subordinated Capital Notes with a Face Value of US$100 each to all shareholders pro rata to raise up to approximately US$2.3077 billion.	Section 3.1
2.1.2	**What are the Subordinated Capital Notes?**	The Subordinated Capital Notes are perpetual, convertible, subordinated and unsecured Subordinated Capital Notes. The Subordinated Capital Notes are supported by the Subordinated Guarantee.	Clauses 1, 2 and 3 of the Terms
2.1.3	**What is the Subordinated Guarantee?**	The Subordinated Guarantee is a subordinated guarantee provided by Yancoal to the Note Trustee which guarantees, on a subordinated basis and subject to certain conditions, the payment when due of Distributions and Redemption Amounts due and payable by the Issuer under the Subordinated Capital Notes and the issue of Yancoal Ordinary Shares due on Conversion of Subordinated Capital Notes.	
2.1.4	**Who is the Issuer?**	Yancoal SCN Limited ACN 602 841 556, a special purpose company, the ordinary shares of which are held by Yancoal. Yancoal has entered into the Subordinated Guarantee in favour of the Note Trustee in relation to the Subordinated Capital Notes. The Issuer has agreed to lend the proceeds of the issue of the Subordinated Capital Notes to Yancoal pursuant to an intercompany loan agreement. The intercompany loan agreement provides for interest on the loan (which will be a Junior Ranking Obligation) to be paid in the same amounts and to the same extent as the Issuer is obliged to pay Distributions on the Subordinated Capital Notes. Yancoal has no obligation to repay the intercompany loan, and the Issuer may not prove in a Winding Up of Yancoal in respect of the intercompany loan, so long as the Subordinated Guarantee remains outstanding. However, Yancoal has agreed with the Issuer to make payments and issue Yancoal Ordinary Shares when required under the terms of the Subordinated Guarantee and such payments and issue will be treated as a corresponding repayment of the intercompany loan. The Issuer has undertaken to Yancoal to exercise its discretions under the Subordinated Capital Notes in accordance with Yancoal's directions.	Section 5
2.1.5	**Who is Yancoal?**	Yancoal Australia Limited ABN 82 111 859 119 of 363 George Street, Sydney, New South Wales, Australia. Yancoal is a coal miner which produces both thermal and metallurgical coals from its portfolio of mines located in Queensland and New South Wales, Australia. Yancoal is a subsidiary of Yanzhou, a publicly-traded company that is listed in New York, Shanghai and Hong Kong with a market capitalisation of US$5,936.3 million (as at 21 November 2014). Yanzhou holds approximately 78% of the issued Yancoal Ordinary Shares.	
2.1.6	**What am I required to pay?**	The Subordinated Capital Notes will be offered at an Issue Price of US$100 per Note. This is also the Face Value of each Note. Applicants can pay for the Subordinated Capital Notes in US$ or A$. Applicants who wish to apply in $A will need to pay A$125 per Subordinated Capital Note (being the A$ equivalent of US$100 based on an exchange rate of A$1.00 = US$0.80 as described in Section 3.11.4 – you will receive a refund if the value of the A$ is higher than this on the Issue Date). There is no minimum Application size. You may apply for some or all of your Entitlement and if you wish you may apply for Additional Subordinated Capital Notes[1].	Clause 1.2 of the Terms

1 This is subject to up to US$75 million of Subordinated Capital Notes in any shortfall in Shareholder Applications being reserved for placement to third party investors via the shortfall bookbuild (see Section 3.10.2 for further information).

27

	Topic	Summary	For more information

2.1.7	**Why is the Issuer issuing the Subordinated Capital Notes?**	The Offer is a key part of a package of measures intended to strengthen Yancoal's balance sheet to alleviate covenant pressure under Yancoal's BOC Facilities and to improve its capacity to secure future funding for operations and growth opportunities as coal markets improve.
		
		Yancoal needs to proactively take steps to strengthen its balance sheet which as of 30 June 2014 had senior debt outstanding of US$2.839 billion under the Bank of China Facilities and US$1.916 billion owing to Yanzhou. These debts rank pari passu with one another and both count towards covenant calculations. The issue of Subordinated Capital Notes, which will be treated as equity for balance sheet purposes, and repayment of US$1.8 billion of the senior debt owing to Yanzhou reduces Yancoal's gearing, addresses its financial covenant position with its senior lenders, including Bank of China, and establishes a more sustainable capital structure.
		
		Yancoal intends to apply US$1.8 billion of the Offer proceeds to repay senior debt owing to Yanzhou. As the Subordinated Capital Notes will be treated as equity for balance sheet purposes, the Offer will therefore significantly reduce Yancoal's gearing to a more sustainable level.
		
		Yancoal will use any remaining proceeds to part fund Yancoal's existing coal operations and future growth, in particular by way of the development of major brownfield projects, including commencement of the Moolarben Stage 2 project, pending final approvals and land acquisition.
		
		In addition:
		• Bank of China and China Construction Bank have committed to provide an extension to the repayment dates of the BOC Syndicated Facility for a further three years (refer to Section 5.8.3 for further information on Bank of China syndicate's extension and waiver); and
		• Yanzhou has agreed to:
		    • provide up to A$1.4 billion in additional financial support to Yancoal by way of a committed funding facility, subordinated to the BOC Facilities, other Senior Ranking Obligations and the Subordinated Capital Notes, to be progressively drawn, to fund Yancoal's cash flow requirements and for general corporate purposes;
		    • provide additional funding to Yancoal of up to US$807 million by way of a committed funding facility, subordinated to the BOC Facilities and other Senior Ranking Obligations and ranking equally with the Subordinated Capital Notes, to be progressively drawn, for the purpose of Yancoal paying Distributions on the Subordinated Capital Notes for a five year period post issuance of the Subordinated Capital Notes to the extent that Yancoal has insufficient cashflow to fund those Distributions; and
		    • unless revoked by giving not less than 24 months' notice (or such shorter period as Yancoal may agree) and for so long as Yanzhou owns at least 51% of the shares in Yancoal[2], ensure that Yancoal continues to operate so that it remains solvent[3].
		
		Refer to Section 5.8.2(b) for further information in relation to the Yanzhou financial support.
			Section 3.2

2.1.8	**Will the Subordinated Capital Notes pay distributions?**	The Subordinated Capital Notes entitle Noteholders to receive perpetually deferrable and non-compounding distributions payable semi-annually in arrears unless the Issuer determines to defer the payment of Distributions. Distributions are calculated at a fixed rate for the first five years from the Issue Date and will be reset every five years thereafter, provided that if at any time a Change of Control Event occurs, then on and from the Distribution Payment Date following the date on which the Change of Control Event occurs, the applicable Distribution Rate is the sum of the rate that would otherwise apply (as provided in the Terms) and 5.00% per annum.	Clause 3 of the Terms and Section 2.2

2 Yanzhou has confirmed to Yancoal that it currently intends to retain a percentage holding of Yancoal Ordinary Shares of at least 51%, and that it will inform Yancoal if that intention changes.

3 Any financial support provided by Yanzhou pursuant to this undertaking may, at Yanzhou's option, be in the form of debt or equity and will be subject to Yancoal having first received all necessary shareholder and other regulatory approvals (including, but not limited to, applicable approvals under the Corporations Act or the ASX Listing Rules) which are required for that financial support to be provided. The undertaking is also conditional on the Offer proceeding and raising at least US$1.8 billion; Yancoal repaying US$1.8 billion in shareholder loans from the proceeds of the Offer; and Yanzhou receiving the necessary shareholder approval for entering into the undertaking.

28 Yancoal Subordinated Capital Notes 2 About Subordinated Capital Notes Continued Topic Summary information For more 2.1.9 What is the term The Subordinated Capital Notes are perpetual and the Issuer is not obliged to Clauses 1.1, and maturity of Redeem them except in a Winding Up of the Issuer or Yancoal. 4 and 5 of Subordinated Capital the Terms Notes? A Noteholder may Convert the Subordinated Capital Notes into Yancoal Ordinary Shares or the Issuer may elect to Redeem the Subordinated Capital Notes in the circumstances described in Section 2.3. 2.1.10 Will Subordinated The Issuer has applied for the Subordinated Capital Notes to be quoted on ASX, Section 3.13 Capital Notes be and admission to the Official List of ASX as a debt issuer. The Subordinated Capital quoted on ASX? Notes are expected to trade under the ASX code “YCNHA”. 2.1.11 Will the Subordinated The Subordinated Capital Notes will not be rated. Capital Notes be rated? 2.1.12 What are the key The Offer opens on 2 December 2014. ‘Key Dates’ dates of the Offer? Section The Subordinated Capital Notes issued under the Offer will be issued on 24 December 2014. The Subordinated Capital Notes are expected to commence deferred settlement trading on ASX on 29 December 2014 and normal settlement trading on 5 January 2015. These dates are indicative and may be varied. 2.1.13 Are there any The Offer is subject to quotation approval by ASX. Sections 3.1 circumstances where and 3.13 the Offer will not However, the Issuer reserves the right, subject to the Corporations Act and the proceed? Listing Rules, to withdraw the Offer at any time for any reason without prior notice. Without limiting the circumstances in which the Issuer may decide to withdraw the Offer, if Yanzhou does not receive the requisite regulatory approvals which are necessary for it to participate in the Offer, then it is unlikely that the Offer will proceed. If the Offer does not proceed for any reason, all Application Payments will be refunded (without interest) to Applicants as soon as practicable. 2.2 Distributions 2.2.1 What are the Distributions are payments of interest on the Subordinated Capital Notes. Clause 3 of Distributions? the Terms 2.2.2 When will Distributions will be payable semi-annually in arrears on Distribution Payment Clause 3 of Distributions be paid? Dates, subject to the Issuer’s sole discretion to defer Distributions (see the Terms Section 2.2.6). The Distribution Payment Dates will be the last Business Day of each January and July of each year, commencing on 31 July 2015 and falling on or before the Redemption Date. The Issuer may at any time elect to pay all or part of a deferred Distribution by payment of an Optional Distribution Payment. In certain limited circumstances, the Issuer would require the consent of Bank of China to pay Distributions (see Section 5.8.3). If a Winding Up of the Issuer or Yancoal occurs or the Issuer elects to Redeem the Subordinated Capital Notes then any deferred Distributions that have not previously been paid will be payable as part of the Redemption Amount due on Redemption of the Subordinated Capital Notes but in the case of a Winding Up, only to the extent that the Issuer or Yancoal has funds available to pay such amounts after the discharge of all their other debts. Accordingly, in such circumstances, Noteholders may not receive a full repayment, or potentially no repayment, of the Redemption Amount. If a Noteholder elects to Convert its Subordinated Capital Notes prior to their Redemption then it will forfeit any entitlement to be paid deferred or unpaid Distributions.

29 Topic Summary information For more 2.2.3 How will Distributions Distributions will be calculated on the Subordinated Capital Notes in respect of Clause 3.2 of be calculated? each Distribution Period. The first Distribution Periods will commence on the Issue the Terms Date and end on (but exclude) the following Distribution Payment Date. Each subsequent Distribution Period will commence on (and include) the Distribution Payment Date on which the previous Distribution Period ended and end on (but exclude) the following Distribution Payment Date, except that the final Distribution Period will end on the date on which the Subordinated Capital Notes are required to be redeemed. Distributions in respect of Distribution Periods ending on a Distribution Payment Date (other than in respect of the first Distribution Period payable on the first Distribution Payment Date) will generally be calculated using the following formula: Distribution Rate x US$100 2 Distributions in respect of the first Distribution Period and, in respect of a Distribution Period ending on the Redemption Date, if the Redemption Date is not a Distribution Payment Date, will be calculated using the following formula: Distribution Rate x US$100 x N 365 For the purposes of these formulas: • Distribution Rate means the Distribution Rate in effect on the first day of the relevant Distribution Period calculated as set out in Section 2.2.4; and • N is the number of days in the Distribution Period. Illustrative distribution payment for the Distribution Period per Subordinated Capital Note For example, the initial Distribution Rate is 7% per annum. Accordingly, the distribution payment scheduled to be paid on each Subordinated Capital Note on each Distribution Payment Date4 until the First Reset Date will be $US3.50 per Subordinated Capital Note, calculated as follows: 0.07 x US$100 2 If the Subordinated Capital Notes are Redeemed prior to the First Reset Date and 150 days after the previous Distribution Payment Date then the Distribution payable in respect of the final Distribution Period will be approximately US$2.88 per Subordinated Capital Note, calculated as follows: 0.07 x US$100 x 150 365 The above example is for illustrative purposes only and does not indicate, guarantee or forecast the actual distribution payment for any Distribution Period. Actual Distributions following the First Reset Date or on a Redemption Date may be higher or lower than in the above example and in all cases are subject to the Issuer’s right to defer payment of Distributions. 4 Except the first Distribution Period, which is expected to be a slightly longer period, and for which the scheduled distribution will be as set out in Section 1.2.2.

30 Yancoal Subordinated Capital Notes 2 About Subordinated Capital Notes Continued Topic Summary information For more 2.2.4 How will the The Distribution Rate will initially be 7.00% per annum. Clauses 3.2, Distribution Rate be 3.3 and 12 of calculated? The Distribution Rate will be reset as described below: the Terms • On the First Reset Date the Distribution Rate will be reset to equal the Market Rate on the First Reset Date plus the amount equal to the difference between 7.00% and the Market Rate as at the Issue Date (the Margin). • On the Second Reset Date, and on each Subsequent Reset Date, the Distribution Rate will be reset to equal the Market Rate on the relevant Reset Date plus the Margin plus 2.5% per annum (the Step Up). For example: • If the Market Rate as at the Issue Date is 1.65% then the Margin will be 5.35% . • If the Market Rate on the First Reset Date is equal to 1.60% and the Margin is 5.35% then the Distribution Rate on the First Reset Date will be reset to 6.95% per annum. • If the Market Rate on the Second Reset Date is equal to 1.50% and the Margin is 5.35% then the Distribution Rate on the Second Reset Date will be reset to 9.35% per annum. The Distribution Rate that would otherwise apply during any Distribution Period will also be increased by 5% per annum (the Change of Control Step Up) with effect from the first Distribution Payment Date following a Change of Control. The Issuer has the right to redeem the Subordinated Capital Notes for their Face Value plus any accrued but unpaid Distributions on the First Reset Date, on any Distribution Payment Date after the First Reset Date and following a Change of Control Event. Accordingly the ability of Noteholders to benefit from any reset or increase of the Distribution Rate as set out above is subject to the Issuer not exercising such right. For example: (1) For a Distribution Period commencing on the Second Reset Date, assuming the Market Rate on the Second Reset Date is 1.50% per annum, the Margin is 5.35% per annum and no Change of Control Event has occurred, the Distribution Rate would be 9.35% per annum. (2) If a Change of Control Event occurred during the Distribution Period referred to in example (1) and the Issuer did not redeem the Subordinated Capital Notes, then the Distribution Rate for the Distribution Period commencing on the following Distribution Payment Date would be 14.35% per annum, calculated as follows: • Illustrative Distribution Rate from example (1) 9.35% per annum; • plus Change of Control Step Up 5% per annum.

31 Topic Summary information For more 2.2.5 What is the Market On any date (the Relevant Date), the Market Rate is: Clause 12 of Rate? • the 5 year semi-annual swap rate for US$ swap transactions, expressed as an the Terms annual rate, as displayed on the Reuters screen “ISDAFIX1” (or any successor page) (the “Screen Page”) under the heading “11:00 AM” (as such heading may appear from time to time) as at 11:00 a.m. New York time on the Relevant Date; or • in the event that the Market Rate does not appear on the Screen Page on the Relevant Date, Market Rate shall mean the percentage rate, expressed as an annual rate, determined on the basis of the 5 year Swap Rate Quotations provided by the Reference Banks to the Issuer at approximately 11.00 a.m. New York time on the Relevant Date. If at least three quotations are provided, the rate for that Relevant Date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If only two quotations are provided, the Market Rate will be the arithmetic mean of the quotations provided. If only one quotation is provided, the Reference Rate will be the quotation provided. If no quotations are provided, the Market Rate will be equal to the last available 5 year semi-annual swap rate for US$ swap transactions on the Screen Page, expressed as an annual rate. Where: “5yearSwapRateQuotations” means the arithmetic mean of the bid and offered rates for the semi-annual fixed leg (calculated on the basis of a 360-day year of twelve 30-day months) of a fixed-for-floating US$ interest rate swap transaction which: 1 has a term of 5 years commencing on the relevant Reset Date; 2 is in an amount that is representative of a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market; and 3 has a floating leg based on the 6-months US$ LIBOR rate (calculated on the basis of the actual number of days elapsed in a 360-day year). “Reference Banks” means five leading swap dealers (as selected by the Issuer in good faith) in the interbank market.

32 Yancoal Subordinated Capital Notes 2 About Subordinated Capital Notes Continued Topic Summary information For more 2.2.6 Under what The Issuer may, in its sole discretion (subject to certain conditions), elect to Clause 3.4 of circumstances will defer payment of all or any part of the Distribution otherwise payable on the the Terms Distributions be Subordinated Capital Notes on a Distribution Payment Date. deferred? The Issuer has no obligation to pay any amount of deferred Distribution except as part of the Redemption Amount of the Subordinated Capital Notes if the Subordinated Capital Notes are to be Redeemed. The Issuer may also in its sole discretion elect to pay all or part of a deferred Distribution as an Optional Distribution Payment at any time on not less than 5 Business Days’ notice to the Note Trustee and ASX. Deferred Distributions are not due and payable and accordingly may not be claimed against Yancoal under the Subordinated Guarantee except to the extent due as part of the Redemption Amount due on Redemption of the Subordinated Capital Notes. Yanzhou has committed that it will provide ongoing financial support to Yancoal by way of a committed funding facility on a subordinated basis to the BOC Facilities and ranking equally to the Subordinated Capital Notes, to be progressively drawn, as may be required by Yancoal for it to pay Distributions on the Subordinated Capital Notes for a five year period post issuance of the Subordinated Capital Notes, to the extent that Yancoal has insufficient cashflow to fund those Distributions. However, there is no assurance that Distributions will be paid, even during this five year period. In certain circumstances, the Issuer will require the consent of Bank of China to pay Distributions. For example, the extension of BOC Syndicated Facility (see Section 5.8.3) will require deferral of Distributions on the Subordinated Capital Notes or lender consent, unless: • no default is continuing; • the payment would not cause an event of default to occur; and • Yanzhou has complied with, and has not withdrawn or terminated the A$1.4 Billion Facility and the Distribution Facility. If Yancoal fails to meet the covenants applicable to the BOC Facilities, it must defer Distributions unless the lenders consent to the payment. 2.2.7 What are the The Issuer may not defer payment of Distributions on a Distribution Payment Date Clause 3.5 of conditions to if since the Distribution Payment Date preceding that Distribution Payment Date (or the Terms Distributions being in the case of the first Distribution Payment Date, since the Issue Date), Yancoal has deferred? undertaken a Restricted Action. If the Issuer defers payment of all or part of a Distribution then Yancoal must not undertake any Restricted Action until such time as the Unpaid Distribution Amount has been made as an Optional Distribution Payment or all Subordinated Capital Notes have been Converted or Redeemed. Restricted Actions are, in relation to any Equal Ranking Obligations or Junior Ranking Obligations: • a declaration, determination or payment of a dividend or distribution from the income or capital of Yancoal; • a return of any capital or undertaking to buy-back or repurchase; or • a payment of any interest, other than certain actions including in respect of pro rata dividends, distributions or payments on Equal Ranking Obligations and any repayments or redemption in connection with Equal Ranking Obligations or Junior Ranking Obligations which Yancoal is obliged to pay or undertake on the legal maturity date of such obligations. Yancoal has undertaken to the Note Trustee in the Note Trust Deed to observe these restrictions. 2.2.8 Are deferred No, Distributions are non-compounding. No additional distribution or other Clause 3.4 of Distribution Payments amount is payable by the Issuer in respect of any deferred Distributions. the Terms compounding?

33

	Topic	Summary	For more information
2.2.9	**When will Unpaid Distribution Amounts be paid?**	The Issuer may in its discretion elect to pay an Unpaid Distribution Amount as an Optional Distribution Payment at any time on not less than 5 Business Days' notice to the Note Trustee and ASX. Unpaid Distribution Amounts, together with any accrued (but unpaid) Distributions up to but not including the Redemption Date, is also payable if the Issuer elects or is required to Redeem the Subordinated Capital Notes (but in the case of a Winding Up, only to the extent that the Issuer or Yancoal has funds available to pay such amounts after the discharge of all their other debts) (see Section 2.4). No Unpaid Distribution Amounts will be payable in respect of Subordinated Capital Notes that are Converted.	Clause 3.4 of the Terms
2.2.10	**Who will receive Distributions?**	Distributions are paid to persons who are Noteholders on the relevant Record Date for the Distribution payment (or, if paid on Redemption, on the Redemption Date).	Clause 7.2 of the Terms
2.2.11	**Will Distributions be franked?**	Distributions should be frankable. However, Yancoal is not expected to have significant franking credits, and accordingly Distributions are not expected to have significant franking credits attached to them, prior to the First Reset Date. There is no assurance, and no forecast should be implied, as to the level of franking credits (if any) which may be attached to Distributions after the First Reset Date if the Subordinated Capital Notes remain outstanding after that date.	Section 8
2.2.12	**Will Distributions be subject to deductions for tax?**	The Issuer may deduct from any Distribution or other amount payable to a Noteholder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. The Issuer will not be required to pay any additional amount to compensate Noteholders for such deduction or withholding. Where the Distribution is fully franked, it should not be subject to interest or dividend withholding tax. However, Yancoal is not expected to have franking credits prior to the First Reset Date, and accordingly Distributions are not expected to have franking credits attached to them. The rate of withholding tax where the Distribution is not franked will depend on the tax residency and other specific circumstances of the recipient Noteholder. Where the recipient Noteholder is an Australian tax resident with an Australian address and valid Tax File Number or Australian Business Number, the Distribution should not be subject to withholding tax. Where a valid Tax File Number or Australian Business Number has not been provided, Yancoal will withhold an amount from payments of Distributions at the highest marginal tax rate plus the highest Medicare levy. Where the recipient Noteholder is a not an Australian tax resident or has an address outside of Australia, the Distribution would ordinarily be subject to withholding tax at a rate of 30%. This rate may be reduced where the recipient Noteholder is a tax resident of a country with a double tax treaty with Australia, depending on the specific circumstances of the recipient Noteholder. Any withholding tax in relation to the Distributions will be withheld by Yancoal, as required by law. The above is in general terms and is not intended to provide specific advice in relation to the circumstances of any particular investor. Accordingly, investors should seek independent advice in relation to their individual tax position.	Clause 7.5 of the Terms

34 Yancoal Subordinated Capital Notes 2 About Subordinated Capital Notes Continued Topic Summary information For more 2.3 Conversion 2.3.1 When can A Noteholder may by Conversion Notice request Conversion of the Subordinated Clause 4 of Subordinated Capital Capital Notes into Yancoal Ordinary Shares at any time during the period the Terms Notes be Converted? commencing on the day falling 40 days after the Issue Date and ending on the date which falls 30 years from the Issue Date (being the Conversion Period), including following a Redemption Notice or a Resale Notice. Conversions occur on a monthly basis on Conversion Dates (referred to as Monthly Conversion Date) which are generally month ends, or a Redemption Date or Resale Date5. In order for a Conversion to be effected on a particular Conversion Date, the relevant Conversion Notice must generally be given by the Conversion Cut-off Time for that Conversion Date, subject to clause 4.9 of the Terms (which is designed to allow for a period of disclosure and reconsideration if substantial Conversions will occur), or such later date as the Issuer may agree with the relevant Noteholder. The Conversion Cut-off Time for a Monthly Conversion Date is 5.00pm on the 11th Business Day prior to the Conversion Date, Redemption Date or Resale Date. The Issuer has no obligation to pay, and the Noteholder has no right to receive, any accrued Distribution or Unpaid Distribution Amounts in respect of the Subordinated Capital Notes which are Converted. If the Issuer issues a Redemption Notice or Resale Notice then a Noteholder may not give a Conversion Notice in respect of any Subordinated Capital Notes to be Redeemed or subject to the Resale after the Conversion Cut-off Time prior to the specified Redemption Date or Resale Date (as the case may be), subject to clause 4.9 of the Terms (see above), or such later date as the Issuer may agree with the relevant Noteholder, unless the Issuer fails to Redeem the Subordinated Capital Notes on that date in accordance with the applicable Redemption Notice, or the Purchaser fails to pay the Purchase Price for the Subordinated Capital Notes on that date in accordance with the applicable Resale Notice, in which case the Noteholder may give a Conversion Notice at any time prior to the Redemption or Resale (as the case may be) of its Subordinated Capital Notes (or, if sooner, the expiry of the Conversion Period). To avoid doubt, for the purpose of this paragraph: • Subordinated Capital Notes which a Noteholder has elected will not be subject to a Resale under clause 5.4(c) of the Terms are not to be treated as being subject to that Resale; and • Subordinated Capital Notes which have been acquired by the relevant Purchaser following the issue of a Resale Notice are no longer treated as being subject to the Resale to which that Resale Notice related. Conversion Notices generally cannot be withdrawn, but the Issuer has a discretion to allow withdrawals, and will allow withdrawals if a change to Yanzhou’s intention to retain a percentage holding of Yancoal Ordinary Shares of at least 51% is notified to ASX after the Cut-Off Time for a Conversion Date, as outlined in Section 1.5.16 and 7.2.10 It will also extend the relevant Conversion Date in these circumstances if it considers this appropriate to allow withdrawals. 5 Or such other dates as may be reasonably determined by the Issuer having regard to its obligations to Noteholders.

35 Topic Summary information For more 2.3.2 Does a Conversion A Conversion Notice may be given in relation to some or all of the Noteholder’s Notice have to be Subordinated Capital Notes, subject to the aggregate Face Value of the given in respect of Subordinated Capital Notes to be Converted being at least the lesser of US$5,000 all of a Noteholder’s or the balance of the Noteholder’s holding of Subordinated Capital Notes. holding of A Conversion Notice must include: Subordinated Capital Notes? • such information in relation to the Noteholder’s voting power in Yancoal as may be required by the Issuer to enable the Issuer and Yancoal to determine the maximum number of Yancoal Ordinary Shares that the Noteholder is able to acquire on the Conversion Date without contravening section 606 of the Corporations Act (or without exceeding such lesser percentage voting power in Yancoal as the Noteholder may specify in the Conversion Notice as being the percentage voting power that it does not wish to exceed as a result of Conversion of the Subordinated Capital Notes which are subject to the Conversion Notice) (the Maximum Number); • a warranty that the information referred to in the above paragraph is correct and that the Noteholder will not breach any other applicable law as a result of the Conversion (and that the Noteholder either (i) is not, and is not acting on behalf of or for the account or benefit of, a U.S. person (as defined in Regulation S under the US Securities Act) and is acquiring the Yancoal Ordinary Shares the subject of the Conversion Notice in an offshore transaction within the meaning of Regulation S; or (ii) is an institutional “accredited investor” within the meaning of Rule 501 under the Securities Act and is acquiring the Yancoal Ordinary Shares the subject of the Conversion Notice in a private transaction exempt from or not subject to the registration requirements of the Securities Act, in which case the Yancoal Ordinary Shares to be delivered to such Noteholder will be “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act and such Noteholder will be required to make certain representations and agreements as to, among other matters, its eligibility to acquire such securities and restrictions on transfer of such securities; or (iii) is otherwise acquiring the Yancoal Ordinary Shares the subject of the Conversion Notice in a transaction exempt from or not subject to the registration requirements of the Securities Act, and to the extent the Yancoal Ordinary Shares delivered in such transaction are “restricted securities”, making the representations and agreements as referred to in (ii) above), and the Issuer and Yancoal may rely on such information without further enquiry (or, if it so chooses, may require additional substantiation of such information). If on the Conversion Date in respect of a Conversion Notice the Issuer or Yancoal determines in good faith that the number of Yancoal Ordinary Shares that would be required to be issued as a result of the Conversion of the Subordinated Capital Notes the subject of the Conversion Notice exceeds the Maximum Number, then: • the notice will be deemed to relate only to the maximum number of those Subordinated Capital Notes as can be Converted into in a number of Yancoal Ordinary Shares that does not exceed the Maximum Number; • the Issuer must Convert that number of the Subordinated Capital Notes; and • the balance of the Subordinated Capital Notes will be treated as having never been the subject of a Conversion Notice. This will mean that, if a Redemption Notice has been given, any balance of Subordinated Capital Notes which is not Converted will be Redeemed. However, if a Resale Notice has been given, any balance of Subordinated Capital Notes which is not Converted because of the above limitations will be retained, as Resale is not a compulsory process, and the giving of the Conversion Notice is taken to be an election that the relevant Subordinated Capital Notes not be subject to the Resale.

36 Yancoal Subordinated Capital Notes

2 About Subordinated Capital Notes
Continued

	Topic	Summary	For more information
2.3.3	**How many Yancoal Ordinary Shares will Subordinated Capital Notes Convert into?**	Upon Conversion, Subordinated Capital Notes will Convert into a number of Yancoal Ordinary Shares determined by dividing the aggregate Face Value of the Subordinated Capital Notes being Converted by the Conversion Price. The initial Conversion Price is US$0.10. The Conversion Price is subject to adjustment for certain transactions which may be entered into by Yancoal which may dilute or concentrate the value of Subordinated Capital Notes relative to Yancoal Ordinary Shares. Where dividing the aggregate Face Value of the Subordinated Capital Notes being converted by the Conversion Price does not result in a whole number of Yancoal Ordinary Shares the resulting fraction of a Yancoal Ordinary Share will be disregarded. For example, if the aggregate Face Value of the Subordinated Capital Notes being Converted by a Noteholder is US$1000 and the Conversion Price is US$0.10, the number of Yancoal Ordinary Shares to which a Noteholder is entitled upon Conversion is determined by the following formula: **Aggregate Face Value/Conversion Price** US$1000 US$0.10 **Illustrative number of Yancoal Ordinary Shares on Conversion: 10,000**	Clause 4 of the Terms
2.3.4	**What rights will attach to Yancoal Ordinary Shares issued on Conversion?**	Yancoal Ordinary Shares issued on Conversion will rank equally with other Yancoal Ordinary Shares already on issue other than in respect of any dividend or other entitlement for which the applicable record date falls prior to the Conversion Date.	Clause 4.2 of the Terms
2.3.5	**What are the Issuer's ASX notification requirements in relation to Conversion Notices?**	If by the Conversion Cut-off Time prior to any Monthly Conversion Date, Redemption Date or Resale Date, the Issuer has received Conversion Notices in respect of Subordinated Capital Notes which would result in a number of Yancoal Ordinary Shares being issued on the following Monthly Conversion Date, Redemption Date or Resale Date (the Relevant Conversion Date) such that the total number of Yancoal Ordinary Shares on issue would be more than 10% greater than: • if no ASX Notification (as defined below) has previously been issued, the total number of Yancoal Ordinary Shares on issue at the Issue Date; or • if one or more ASX Notifications have previously been issued, the total number of Yancoal Ordinary Shares on issue immediately following Conversion of Subordinated Capital Notes on the Relevant Conversion Date which immediately followed the most recent ASX Notification, then the Issuer must: • by no later than 10 Business Days before the Relevant Conversion Date (the **ASX Notification Date**) notify ASX of that fact and the total number of Yancoal Ordinary Shares that would be issued pursuant to those Conversion Notices assuming all Subordinated Capital Notes the subject of those Conversion Notices were Converted (**ASX Notification**); • between the period commencing on the ASX Notification Date and ending on the date which is 7 Business Days prior to the Relevant Conversion Date (**Relevant Period**), permit Noteholders to submit Conversion Notices (or additional Conversion Notices in the case of those Noteholders who have already submitted Conversion Notices) to Convert Subordinated Capital Notes on the Relevant Conversion Date; • on each Business Day during the Relevant Period, notify ASX of the number of Subordinated Capital Notes for which Conversion Notices have been received since the ASX Notification Date and the number of Yancoal Ordinary Shares that would be issued pursuant to those Relevant Conversion Notices assuming all Subordinated Capital Notes the subject of those Conversion Notices on the Relevant Conversion Date were Converted; and • treat the Conversion Date for each Conversion Notice received during the Relevant Period (or before such later date as the Issuer may agree with the relevant Noteholder) as being the Relevant Conversion Date. See also Sections 1.5.16 and 7.2.10 in relation to situations where Yanzhou's intention to retain a percentage holding of Yancoal Ordinary Shares of at least 51% change after a Conversion Cut-Off Time.	Clause 4.9 of the Terms

37 Topic Summary information For more 2.4 Redemption and Resale 2.4.1 When will Subordinated Capital Notes have no fixed maturity date. Clause 5 of Subordinated Capital the Terms Notes be Redeemed? Subject to a Noteholder’s right to Convert, the Issuer: • must Redeem the Subordinated Capital Notes on the Winding Up of the Issuer or Yancoal; • may elect to Redeem the Subordinated Capital Notes: • on the First Reset Date or any Distribution Payment Date thereafter (all of the Subordinated Capital Notes or some of them on a pro rata basis); or • on the occurrence of a Tax Event, Accounting Event or Change of Control Event (all of the Subordinated Capital Notes only); or • at any time if the aggregate Face Value of the Subordinated Capital Notes outstanding is 10% or less of the aggregate principal amount of the Subordinated Capital Notes originally issued (all of the Subordinated Capital Notes only). Where the Issuer elects to Redeem Subordinated Capital Notes, it must generally do so by giving a Redemption Notice at least 30 Business Days (and no more than 45 Business Days) before the Redemption Date. Yancoal would require the consent of Bank of China in order for the Issuer to exercise either of the options to Redeem Subordinated Capital Notes outlined above if the BOC Facilities remain outstanding at the relevant time. In addition, facilities which Yancoal enters into in the future may also contain conditions requiring the consent of the lenders under them to such exercise of an option to Redeem. Notwithstanding the issue of a Redemption Notice, a Noteholder may give a Conversion Notice in respect of any of its Subordinated Capital Notes which are the subject of the Redemption Notice up to the Conversion Cut-off Time before the relevant Redemption Date (or such later date as may be permitted under clause 4.9 of the Terms or as the Issuer may agree with the relevant Noteholder), and only Subordinated Capital Notes for which Conversion Notices have not been so given or are treated as having not been given will be Redeemed on the specified Redemption Date. See Sections 1.2.6, 2.3.2 and 2.3.5 regarding Redemption where a Conversion Notice has been given in respect of Subordinated Capital Notes representing more Yancoal Ordinary Shares than the Noteholder is able (in terms of its voting power in Yancoal), or wishes, to receive. In that case, any balance of Subordinated Capital Notes the subject of that Notice which is not Converted will be Redeemed. 2.4.2 What will happen on The Issuer may, but is not obliged to, Redeem the Subordinated Capital Notes on Clause 5.2 of the First Reset Date? 31 January 2020 (the First Reset Date). At this time, the Issuer can either: the Terms • Redeem all or some (on a pro rata basis) of the Subordinated Capital Notes, in which case Noteholders will receive the Redemption Amount in respect of the Subordinated Capital Notes that are Redeemed; or • determine not to Redeem any Subordinated Capital Notes in which case on the Distribution Payment Date, the Distribution Rate will be reset in respect of the Subordinated Capital Notes that are not Redeemed (see Section 2.2.4). If the Issuer does not Redeem the Subordinated Capital Notes on the First Reset Date it may do so on any Distribution Payment Date after that date. Yancoal will consider a broad range of factors when evaluating whether to direct the Issuer to Redeem the Subordinated Capital Notes on the First Reset Date or at any other time thereafter. Such factors may include the level of equity credit support provided by the Subordinated Capital Notes, as well as Yancoal’s financial position, operational performance, funding requirements and access to capital in the financial markets from time to time.

38 Yancoal Subordinated Capital Notes 2 About Subordinated Capital Notes Continued Topic Summary information For more 2.4.3 What amount Subject to the subordination provisions described in Section 2.5, Noteholders are Clause 5 of is payable on entitled to receive on Redemption of a Subordinated Capital Note the Redemption the Terms Redemption of Amount, being the aggregate of: and Section Subordinated Capital • 100% of the Face Value of the Subordinated Capital Note being Redeemed (i.e. 5.8.2. Notes? US$100 per Subordinated Capital Note); and • except where Redemption is required due to a Winding Up of the Issuer or Yancoal, the aggregate of any accrued (but unpaid) Distributions up to but not including the Redemption Date and any Unpaid Distribution Amounts in respect of the Subordinated Capital Note. Where Redemption is required due to a Winding Up of the Issuer or Yancoal, then accrued (but unpaid) Distributions and Unpaid Distribution Amounts will only be included in the calculation of the Redemption Amount to the extent that funds would be available to the Issuer or Yancoal (as the case may be) to meet such payments after the discharge or all other debts of the Issuer or Yancoal (as the case may be). Accordingly, Noteholders may not receive a full repayment, or potentially no repayment, of the Redemption Amount. Further, Yanzhou has committed that, if it is entitled to compulsorily acquire the Subordinated Capital Notes within the first five years, it will not do so for a cash price which is less than the higher of the Redemption Amount and a ‘make whole’ amount6. 2.4.4 Can I request No, Noteholders cannot request Redemption of the Subordinated Capital Notes at Clause 5.1 Redemption of my any time. The Issuer is only obliged to Redeem the Subordinated Capital Notes in a and 5.2 of Subordinated Capital Winding Up of the Issuer or Yancoal or if it exercises its right to elect to Redeem the the Terms Notes? Subordinated Capital Notes. 2.4.5 What is a Tax Event, These are events which give the Issuer the right to Redeem the Subordinated Clause 12 of an Accounting Event Capital Notes and are defined in the Terms. A summary is as follows: the Terms and a Change of • a Tax Event will occur, in summary, if the Issuer or Yancoal receives an Control Event? opinion from a legal or tax adviser that as a result of a change in law there is a substantial risk that the Issuer or Yancoal would be exposed to a material increase in costs in relation to the Subordinated Capital Notes (including in relation to the payment of Distributions or the delivery of Yancoal Ordinary Shares); • an Accounting Event will occur, in summary, if the Yancoal Directors determine that there has been a change in Accounting Standards which has or will have the effect that the Subordinated Capital Notes would not be treated as equity in Yancoal’s financial statements; or • a Change of Control Event will occur if: • a takeover bid (as defined in the Corporations Act) is made by any person (other than Yanzhou or an associate of Yanzhou) to acquire all or some of the Yancoal Ordinary Shares and such offer is, or becomes, unconditional, all regulatory approvals necessary for the acquisition to occur have been obtained and the bidder has or obtains at any time during the offer period a relevant interest in more than 50% of the Yancoal Ordinary Shares on issue; or • a court approves a scheme of arrangement under Part 5.1 of the Corporations Act, which scheme would result in a person (other than Yanzhou or an associate of Yanzhou) having a relevant interest in more than 50% of the Yancoal Ordinary Shares that will be on issue after the scheme is implemented; or • any other step or steps are taken as a result of which the board of Yancoal Directors determine that a person (other than Yanzhou or an associate of Yanzhou) has or will acquire a relevant interest in more than 50% of the Yancoal Ordinary Shares on issue and that such step or steps should be treated as a Change of Control Event for the purposes of the Terms. 2.4.6 Can Yancoal buy the Yancoal and its Subsidiaries (including the Issuer) may at any time purchase Clause 5.5 of Subordinated Capital Subordinated Capital Notes in any manner and at any price. Subject to any the Terms Notes on ASX? applicable laws and ASX Listing Rules, such acquired Subordinated Capital Notes may be surrendered for cancellation, held or resold. 6 See further Section 5.8.2

39 Topic Summary information For more 2.4.7 Issuer’s resale rights Any Noteholder whose Subordinated Capital Notes are the subject of a Resale Clause 5.4 of Notice may by notice to the Issuer at any time prior to the Conversion Cut-off the Terms Time for the Resale Date (or prior to such later time to which the time for delivery of Conversion Notices may be extended under clause 4.9 of the Terms) elect that its Subordinated Capital Notes not be subject to the Resale. The delivery by a Noteholder of a Conversion Notice in respect of any Subordinated Capital Notes will be treated as an election that those Subordinated Capital Notes not be subject to the Resale. The Issuer may elect that Resale occur in relation to all or, subject to the following paragraph, some of the Subordinated Capital Notes on any date (the Resale Date) that the Issuer would be entitled to nominate as a Redemption Date for the Subordinated Capital Notes by giving a Resale Notice at least 30 Business Days (and no more than 45 Business Days) before the Resale Date to the Note Trustee, the Noteholders and ASX. The Issuer may not elect that a Resale occur in relation to less than all the Subordinated Capital Notes without the consent of any Noteholder whose Subordinated Capital Notes are not to be the subject to the Resale. Any Noteholder whose Subordinated Capital Notes are the subject of a Resale Notice may by notice to the Issuer at any time prior to the Conversion Cut-off Time for the Resale Date (or prior to such later time to which the time for delivery of Conversion Notices may be extended under clause 4.9 of the Terms) elect that its Subordinated Capital Notes not be subject to the Resale. The delivery by a Noteholder of a Conversion Notice in respect of any Subordinated Capital Notes will be treated as an election that those Subordinated Capital Notes not be subject to the Resale for the purposes of clause 5 of the Terms (and for this purpose, if the Noteholder has sought Conversion of a number of Subordinated Capital Notes that exceeds the Maximum Number (as defined in section 2.3.2), then it will still be treated as having delivered a Conversion Notice in respect of such excess number of Subordinated Capital Notes, despite clause 4.1 of the Terms, as summarised in section 2.3.2. This is to ensure that Resale in respect of the Subordinated Capital Notes that exceed the Maximum Number is also treated as an election that such Subordinated Capital Notes not be subject to the Resale). If the Issuer issues a Resale Notice, each Noteholder that has not elected (and is not treated as having elected, as referred to above) that their Subordinated Capital Notes will not be subject to the Resale is taken to have irrevocably offered to sell the relevant number of Subordinated Capital Notes on the Resale Date to the Purchaser for a cash amount equal to the Purchase Price. The Purchaser shall be specified in the relevant Resale Notice and may be one or more third parties selected by the Issuer in its absolute discretion (which can include any of its Related Bodies Corporate, including Yanzhou). The Purchase Price is the amount equal to the Redemption Amount that would apply if the Subordinated Capital Notes were being Redeemed on the Resale Date. On the Resale Date and provided that payment of the Purchase Price is made, all right, title and interest in the relevant Subordinated Capital Notes the subject of a Resale will be transferred from the Noteholder to the Purchaser. If the Purchaser does not pay the Purchase Price to the relevant Noteholders, the relevant number of Subordinated Capital Notes will not be transferred to the Purchaser and a Noteholder has no claim on the Issuer as a result of that non-payment. Notwithstanding the issue of a Resale Notice and that the Noteholder may not have elected that its Subordinated Capital Notes not be subject to the relevant Resale, a Noteholder may give a Conversion Notice in respect of any of its Subordinated Capital Notes which are subject to the Resale at any time before the Conversion Cut-off Time before the relevant Resale Date (or such later date as may be permitted under clause 4.9 of the Terms, described above, or as the Issuer may agree with the relevant Noteholder), and only Subordinated Capital Notes for which Conversion Notices have not been so given will be subject to the Resale on the specified Resale Date. See Sections 1.2.6, 2.3.2 and 2.3.5 regarding Resale where a Conversion Notice has been given in respect of Subordinated Capital Notes representing more Yancoal Ordinary Shares than the Noteholder is able (in terms of its voting power in Yancoal), or wishes, to receive. In that case, any balance of Subordinated Capital Notes the subject of that Notice which is not Converted will be retained and will not be Resold.

40 Yancoal Subordinated Capital Notes 2 About Subordinated Capital Notes Continued Topic Summary information For more 2.4.8 Can Is till exercise my Yes. Clauses 4.1, right to Convert the 5.2 and 5.4 Subordinated Capital Following receipt of a Redemption Notice or Resale Notice, Noteholders may still of the Terms Notes after I received exercise their rights to Convert by giving a Conversion Notice up to the Conversion a Redemption Notice Cut-off Time before the relevant Redemption Date or Resale Date (as the case or Resale Notice? may be) (or such later date as is permitted under clause 4.9 of the Terms or as the Issuer may agree with the relevant Noteholder). In the case of Redemption, only Subordinated Capital Notes for which Conversion Notices have not been so given or are treated as having not been so given will be the subject of the Redemption on the specified Redemption Date. In the case of Resale, only Subordinated Capital Notes for which Conversion Notices have not actually been so given will be subject to the Resale on the Resale Date. See Sections 1.2.6, 3.2.2 and 2.3.5 for further information. If the Issuer issues a Redemption Notice or Resale Notice then a Noteholder may not give a Conversion Notice in respect of any Subordinated Capital Notes to be Redeemed or subject to the Resale after the Conversion Cut-off Time prior to the specified Redemption Date or Resale Date (as the case may be), subject to clause 4.9 of the Terms (see above), or such later date as the Issuer may agree with the relevant Noteholder, unless the Issuer fails to Redeem the Subordinated Capital Notes on that date in accordance with the applicable Redemption Notice, or the Purchaser fails to pay the Purchase Price for the Subordinated Capital Notes on that date in accordance with the applicable Resale Notice, in which case the Noteholder may give a Conversion Notice at any time prior to the Redemption or Resale (as the case may be) of its Subordinated Capital Notes (or, if sooner, the expiry of the Conversion Period). To avoid doubt, for the purpose of this paragraph: • Subordinated Capital Notes which a Noteholder has elected will not be subject to a Resale under clause 5.4(c) of the Terms are not to be treated as being subject to that Resale; and • Subordinated Capital Notes which have been acquired by the relevant Purchaser following the issue of a Resale Notice are no longer treated as being subject to the Resale to which that Resale Notice related. Further, in respect of a Resale Notice, Noteholders may elect that their Subordinated Capital Notes the subject of such Resale Notice will not be the subject of the Resale. In these circumstances, such Subordinated Capital Notes remain outstanding in accordance with the existing Terms, including in respect of Noteholders’ rights to give a Conversion Notice (see Section 2.3.1). See also Section 2.3.5. 2.5 Security and ranking 2.5.1 The Subordinated Neither payment of Distributions nor repayment of the Face Value of the Clause 2 of Capital Notes and Subordinated Capital Notes by the Issuer or by Yancoal under the Subordinated the Terms Subordinated Guarantee is secured by a mortgage, charge or other security over any of the Guarantee are Issuer’s, Yancoal’s or any other person’s assets. “unsecured”. What does this mean? 2.5.2 The Subordinated Each Subordinated Capital Note ranks for payment in a Winding Up of the Issuer, Clause 2 of Capital Notes and and the Subordinated Guarantee ranks for payment in a Winding Up of Yancoal: the Terms Subordinated • after all Senior Ranking Obligations; Guarantee are “subordinated”. What • equally with each Subordinated Capital Note and Equal Ranking Obligations does this mean? (in the case of the Issuer) and equally with all Equal Ranking Obligations (in the case of Yancoal); and • ahead of Junior Ranking Obligations.

41 Topic Summary information For more 2.5.3 What will On a Winding Up of the Issuer or Yancoal the Subordinated Capital Notes will be Clause 2 of Noteholders receive required to be Redeemed for their Redemption Amount. the Terms in a Winding Up of the Issuer or Yancoal? As the Issuer is not expected to have any assets out of which to make payments on the Subordinated Capital Notes other than the intercompany loan, and as the intercompany loan is not repayable except by way of payments to Noteholders under the Subordinated Guarantee or after the Subordinated Guarantee is no longer outstanding, it is expected that the only means available to Noteholders to recover amounts in respect of their Subordinated Capital Notes in a Winding Up of the Issuer or Yancoal will be by the Note Trustee making a claim for payment of the Redemption Amounts of the Subordinated Capital Notes from Yancoal under the Subordinated Guarantee. In a Winding Up of Yancoal, the Note Trustee on behalf of the Noteholders will be entitled to be paid the Redemption Amount for each Subordinated Capital Note under the Subordinated Guarantee on an equal ranking basis with holders of any Equal Ranking Obligations of Yancoal on a pro rata basis, after the claims of all holders of Senior Ranking Obligations have been paid in full. Where Redemption is required due to a Winding Up of the Issuer or Yancoal, then accrued (but unpaid) Distributions and Unpaid Distribution Amounts will only be included in the calculation of the Redemption Amount to the extent that funds would be available to the Issuer or Yancoal (as the case may be) to meet such payments after the discharge of all other debts of the Issuer or Yancoal (as the case may be). If there is a shortfall of funds in a Winding-up, Noteholders will not receive the Redemption Amount at all or in full. 2.5.4 Illustration of The table below illustrates how claims against Yancoal under the Subordinated Clause 2 of ranking of Yancoal’s Guarantee in respect of the Subordinated Capital Notes would rank upon a the Terms obligations in liquidation of Yancoal against Yancoal’s obligations in respect of existing debt respect of existing instruments and equity. debt instruments and equity upon a Type Existingdebtandequity liquidation Higher ranking Debt BOC Facilities (Section 5.8.1) and Shareholder Loans7 (Section 5.8.1) Subordinated debt Subordinated Capital Notes and Distribution Facility (Sections 2.1.7 and 5.8.2) Other Intercompany loan agreement Subordinated debt (Section 1.4.2) and A$1.4 Billion Lower ranking Facility (Sections 2.1.7 and 5.8.2) Equity Ordinary shares (Issuer Ordinary Shares and Yancoal Ordinary Shares) This is a simplified capital structure and does not specifically identify every type of security issued or which may be issued by Yancoal or every potential claim against Yancoal in a liquidation. In particular, Yancoal may incur further Senior Ranking Obligations or Equal Ranking Obligations at any time. 7 After the repayment of US$1.8 billion of Shareholder Loans from the Offer proceeds the only senior debt owing under the Shareholder Loans will be US$116 million under the US$720 million loan agreement due to mature on 27 August 2022.

42 Yancoal Subordinated Capital Notes

2 About Subordinated Capital Notes
Continued

	Topic	Summary	For more information
2.6	**Taxation**		
2.6.1	**What are the taxation implications for Noteholders?**	The taxation implications for Noteholders depend on Noteholders' individual circumstances. A general description of the Australian taxation consequences of investing in the Subordinated Capital Notes is set out in Section 8. That discussion is in general terms and is not intended to provide specific advice in relation to the circumstances of any particular investor. Accordingly, investors should seek independent advice in relation to their individual tax position. Payments of Distributions on the Subordinated Capital Notes should be assessable to the Noteholder at the time the Distribution is paid by Yancoal. While Payments of Distributions on the Subordinated Capital Notes may be frankable, Yancoal is not expected to have franking credits prior to the First Reset Date, and accordingly Distributions are not expected to have franking credits attached to them. There is no assurance, and no forecast should be implied, as to the level of franking credits (if any) which may be attached to Distributions after the First Reset Date if the Subordinated Capital Notes remain outstanding after that date.	Section 2.2.12
2.7	**Fees and Costs**		
2.7.1	**Who pays the fees and costs of the Offer?**	An Applicant is only required to pay an Issue Price of US$100 per Note. All fees and costs of the Offer will be paid by Yancoal.	Section 9.4
2.8	**Other**		

2.8.1	**Can Yancoal or the Issuer issue further Subordinated Capital Notes or other instruments?**	The Issuer and Yancoal must not issue or guarantee any other bonds, notes or other form or type of securities, or incur or guarantee any indebtedness for moneys borrowed or raised pursuant to any other financial accommodation, in any case where such bonds, notes or other securities or indebtedness are issued or incurred to, or guaranteed by, Yanzhou, or in respect of which Yanzhou has provided (directly or indirectly) equivalent credit support, except:
		• bonds, notes, securities or indebtedness arising from utilisation of credit lines or facilities subsisting at the Issue Date (or extensions thereof) or credit lines or facilities established after the Issue Date to replace or extend the maturity of such credit lines or facilities or credit lines or facilities previously established under this paragraph (in each case whether drawn or undrawn);
		• bonds, notes, securities or indebtedness issued or incurred after the Issue Date for the purpose of refinancing or extending the maturity of any bonds, notes, securities or indebtedness of Yancoal or any of its subsidiaries subsisting at the Issue Date or issued or incurred after the Issue Date as permitted under this paragraph or the previous paragraph;
		• indebtedness in respect of accrued but uncapitalised interest, fees and other charges;
		• indebtedness in respect of bank guarantees, letters of credit, performance bonds and similar instruments not securing the repayment by Yancoal or any of its subsidiaries of bonds, notes or other securities or indebtedness for moneys borrowed or raised pursuant to any other financial accommodation or of any other moneys due to Yanzhou;
		• indebtedness in respect of bank guarantees, letters of credit and other transactional or short term facilities provided by banks or financial institutions up to a maximum aggregate principal amount outstanding at any time of not more than A$50,000,000;
		• bonds, notes, securities or indebtedness which comprise Equal Ranking Obligations and are issued or incurred:
		  ◦ at a time when the average of the FOB Newcastle 6,322kcal/kg GAR export thermal coal price has exceeded US$110/tonne over the preceding 30 consecutive trading days, there are no Unpaid Distribution Amounts and Yancoal has fully drawn down all commitments from Yanzhou subsisting at the Issue Date to provide Junior Ranking Obligations; or
		  ◦ to refinance other Equal Ranking Obligations previously issued or incurred in compliance with this paragraph;
			Clause 8 of the Terms

43 Topic Summary information For more 2.8.1 Can Yancoal or the • indebtedness under the A$1.4 Billion Facility or the Distribution Facility, or Clause 8 of Issuer issue further bonds, notes, securities or indebtedness which comprise Junior Ranking the Terms Subordinated Capital Obligations and in respect of which the Issuer or Yancoal is not obliged to make Notes or other payments of interest or principal prior to the maturity date of the A$1.4 Billion instruments? Facility except in circumstances in where payments of interest or principal prior (continued) to the maturity date may also be required under the A$1.4 Billion Facility; • after Resale Notices have been given in respect of all of the Subordinated Capital Notes then outstanding (other than any held by Noteholders who consent under clause 5.4(b) of the Terms to their Subordinated Capital Notes not being the subject of the Resale Notices) and the Purchase Price has been paid in respect of all Subordinated Capital Notes which are to be subject to the Resale in accordance with clause 5.4 of the Terms; • after no Subordinated Capital Notes remain on issue; or • with the approval of a Special Resolution. Nothing in the Terms, other than as provided in this section, limits the ability of the Issuer or Yancoal to issue or incur further Senior Ranking Obligations, Equal Ranking Obligations or Junior Ranking Obligations in such party’s absolute discretion from time to time. 2.8.2 What voting rights Noteholders have no voting rights at meetings of shareholders of Yancoal. Clause 1.7 of do the Subordinated the Terms Capital Notes have at meetings of holders of Yancoal Ordinary Shares?

44 Yancoal Subordinated Capital Notes 2 About Subordinated Capital Notes Continued Topic Summary information For more 2.8.3 Enforcement of If: Clauses 6 Subordinated Capital • an order is made or a resolution is passed for the Winding Up of Yancoal or and 9 of the Notes? the Issuer and the Issuer has become obliged to Redeem the Subordinated Terms Capital Notes; or • the Issuer or Yancoal is in default of payment or performance of any of its other obligations in respect of the Subordinated Capital Notes, the Subordinated Guarantee or the Note Trust Deed, the Note Trustee may take any action permitted under the Note Trust Deed to enforce the Subordinated Capital Notes, the Subordinated Guarantee or the Note Trust Deed. The obligations of the Note Trustee to take this or other action to enforce the Subordinated Capital Notes are limited as provided in the Note Trust Deed. Generally, only the Note Trustee (and not a Noteholder) has the right to enforce any right or remedy under or in respect of the Subordinated Capital Notes and those rights will include general law remedies for breach of contract and will not include a right to require redemption of the Subordinated Capital Notes (other than in a Winding Up). The Note Trustee must take enforcement action if it: • has been directed by a Holder Resolution or so requested in writing, by the Noteholders of at least 10% of the aggregate of the principal amount of all Subordinated Capital Notes Outstanding (ignoring any Subordinated Capital Notes held by the Issuer, Yancoal or any of Yancoal’s other Subsidiaries and not cancelled); • has been indemnified or secured in respect of all liabilities, costs, charges, damages and expenses which it may incur; and • it is not restricted by law to take such action. Noteholders may take action available to the Note Trustee to enforce a right or remedy under or in respect of the Subordinated Capital Notes in certain circumstances where the Note Trustee has become bound to take that action but has failed to do so and the Note Trustee has, to its satisfaction, been indemnified by the Noteholder. A claim against the Issuer or Yancoal for payment under the Subordinated Capital Notes or the Subordinated Guarantee (as the case may be) must be made within five years after the date on which the payment became due and payable. A default by Yancoal under the Subordinated Capital Notes may trigger cross-default provisions in Yancoal’s other contracts and debt facilities. Notwithstanding any enforcement action being taken, a Noteholder’s right of Conversion remains exercisable at any time up to the date the Subordinated Capital Notes are Redeemed.

45 Topic Summary information For more 2.8.4 Can the Issuer amend Subject to the Note Trust Deed, compliance with the Corporations Act and all other Clause 10 of the Terms of the applicable laws, the Issuer, Yancoal and the Note Trustee may amend the Terms or the Terms Subordinated Capital the Note Trust Deed (including the Subordinated Guarantee) without the consent Notes? of Noteholders if the amendment is, in the opinion of the Note Trustee: • of a formal, technical or minor nature and not materially prejudicial to the interests of the Noteholders as a whole; • made to cure any ambiguity or correct any manifest error; • necessary or expedient in connection with the listing on any stock exchange or offering in any place of the Subordinated Capital Notes (provided that a legal opinion is provided to the Note Trustee that such amendment is otherwise not materially prejudicial to the interests of Noteholders as a whole); • necessary to comply with any law, the requirements of any statutory authority or the Listing Rules (provided that a legal opinion is provided to the Note Trustee that such amendment is otherwise not materially prejudicial to the interests of Noteholders as a whole); or • is not otherwise, and is not likely to become (taken as a whole and in conjunction with all other amendments to be made contemporaneously with that amendment), materially prejudicial to the interests of Noteholders generally (provided that a legal opinion is provided to the Note Trustee that it is open to the Note Trustee to form the opinion that such amendment is otherwise not materially prejudicial to the interests of Noteholders as a whole). Subject to certain conditions, Yancoal may also amend the Terms or the Note Trust Deed if the amendment is approved by a Special Resolution of Noteholders. 2.8.5 What is a Special Noteholders may pass a Special Resolution: Clause 12 of Resolution of • at a duly convened meeting by at least 75% of the persons voting on a show the Terms; Noteholders? of hands or if a poll is duly demanded, then by a majority consisting of at least Paragraph 75% of the votes cast; or 22 of the Meetings • by postal ballot or written resolution by Noteholders representing (in Provisions aggregate) at least 75% of the principal amount of all of the outstanding Subordinated Capital Notes, provided that a resolution will only be treated as passed as a Special Resolution if, in addition to being passed by the requisite majority referred to above, at least 75% of the votes cast are cast in favour of the resolution by any Noteholders that are not Related Bodies Corporate of Yancoal (or associates (within the meaning of the Corporations Act) of such Related Bodies Corporate), as determined in good faith by or on behalf of the chairman of the relevant meeting, or by the Issuer in the case of a postal ballot or written resolution. Other than the requirement for the requisite majority in favour of a relevant resolution to be comprised of at least 75% of any Noteholders that are not Related Bodies Corporate of Yancoal (or associates (within the meaning of the Corporations Act) of such Related Bodies Corporate), there are no restrictions on Yanzhou’s rights to vote on these matters. Once Yanzhou takes up its pro rata share of the Offer its holding will comprise a significant majority of the Subordinated Capital Notes on issue. Where can I get more information? If, after you have read this Prospectus, you have any questions regarding the Offer, please contact your financial adviser or other professional adviser. You can also call the Yancoal Information Line on 1300 608 419 (within Australia) or +61 3 9938 4354 (outside Australia) (Monday to Friday 9.00am – 5.00pm, Sydney time) during the Offer Period.

46 Yancoal Subordinated Capital Notes DETAILS OF THE OFFER 3

3DetailsoftheOffer 3.1 The Offer The Offer is for the issue of approximately 23.077 million Subordinated Capital Notes with a Face Value of US$100 each to raise up to approximately US$2.3077 billion. The Offer is not underwritten. However, Yancoal’s current major shareholder, Yanzhou, has committed to take up its pro rata share of the Offer so the Offer will raise at least US$1.8 billion (refer to Section 5.8.2 for further information on Yanzhou’s subscription commitment). The Offer is pro rata and renounceable and is made on the following basis: • each Shareholder with a registered address in Australia or New Zealand is entitled to subscribe for 2.32112 Subordinated Capital Notes for every 100 Yancoal Ordinary Shares held as at 7.00pm (Sydney time) on the Record Date (rounded up to the nearest whole number of Subordinated Capital Notes). The number of Subordinated Capital Notes which you are entitled to is shown on the accompanying Application Form; • the Application price of US$100 for each Subordinated Capital Note is payable in full on application – you can also pay for Subordinated Capital Notes in A$1; and • the Closing Date and time for acceptance and payment is 5.00pm (Sydney time) on 17 December 2014. Shareholders who are institutional holders with a registered address in China, Hong Kong, Singapore, the United States, the United Kingdom or Norway are also eligible to apply subject to the foreign selling restrictions set out in Section 10.12. Where fractions arise in the calculation of Entitlements, they will be rounded up to the nearest whole number of Subordinated Capital Notes. All the Subordinated Capital Notes issued will be allotted subject to the disclosures made in this Prospectus. You have a number of decisions to make in respect of your Entitlement. You should read this Prospectus carefully and contact your financial adviser or other professional adviser before making any decisions in relation to your Entitlement. The Issuer reserves the right, subject to the Corporations Act and the Listing Rules, to close the Offer early, to extend the latest date for receipt of Application Forms either generally or in particular cases, or to delay or withdraw the Offer at any time without prior notice. If the Offer is withdrawn, all Application Payments for the Subordinated Capital Notes which have not been issued will be refunded (without interest) as soon as practicable. 3.2 Use of the Offer proceeds The Offer of the Subordinated Capital Notes forms part of Yancoal’s capital management strategy. The Offer has been assessed and negotiated by the IBC, assisted by separate external advisers, to ensure that the Offer was evaluated on an arm’s length basis to Yanzhou and Noble Group and is in the best interests of Yancoal. As part of its deliberations, the IBC considered a number of alternative transactions but concluded that none of those transactions offer the same benefits as the Offer. The IBC concluded that the Offer is the best option available to Yancoal in the current circumstances and is in the best interests of Yancoal shareholders as a whole. Yancoal intends to use the proceeds as follows: • Yancoal intends to apply US$1.8 billion of the Offer proceeds, corresponding to the subscription amount from Yanzhou, to reduce Yanzhou’s existing shareholder loans; and • Yancoal will use any remaining proceeds to part fund Yancoal’s existing coal operations and future growth, in particular by way of development of major brownfield projects, including commencement of the Moolarben Stage 2 asset, pending final approvals and land acquisition. Bank of China and China Construction Bank have agreed to an extension of the BOC Syndicated Facility for a further three years, conditional on, among other things, the Offer raising at least US$1.8 billion and at least that amount being applied to reduce the Shareholder Loans (refer to Section 5.8.3 for further information on Bank of China syndicate’s extension and waiver). Yanzhou has also agreed to continue its guarantees in respect of the BOC Syndicated Facility (refer to Section 5.8.2 for further information on Yanzhou’s continuing guarantees). In connection with the Offer, Yanzhou has agreed to: • provide up to A$1.4 billion in additional financial support to Yancoal by way of a committed funding facility, subordinated to the BOC Facilities, other Senior Ranking Obligations and the Subordinated Capital Notes, to be progressively drawn, to fund Yancoal’s cash flow requirements and for general corporate purposes; • provide additional funding to Yancoal of up to US$807 million by way of a committed funding facility, subordinated to the BOC Facilities and other Senior Ranking Obligations and ranking equally with the Subordinated Capital Notes, to be progressively drawn, for the purpose of Yancoal paying Distributions on the Subordinated Capital Notes for a five year period post issuance of the Subordinated Capital Notes to the extent that Yancoal has insufficient cashflow to fund those Distributions; and • unless revoked by giving not less than 24 months’ notice (or such shorter period as Yancoal may agree) and for so long as Yanzhou owns at least 51% of the shares in Yancoal2, ensure that Yancoal continues to operate so that it remains solvent3. Refer to Section 5.8.2(b) for further information regarding the Yanzhou financial support.4 3.3 Obtaining a Prospectus and Application Form During the Exposure Period, an electronic version of this Prospectus (without an Application Form) will be available at www.yancoal.com.au. Application Forms will not be made available until after the Exposure Period. This Prospectus is available to you electronically only if you are accessing and downloading or printing the electronic copy of the Prospectus in Australia or New Zealand. If you access this Prospectus electronically, you must download the entire Prospectus. A paper copy of this Prospectus and a personalised Application Form will be sent to you shortly after the Opening Date if you are an Eligible Shareholder. Instructions on how to complete an Application Form are set out on the Application Form. If you decide to take up all or part of your Entitlement then you must ensure that you submit your personalised Application Form with the requisite Application Payment before the close of the Offer at 5.00pm Sydney time on 17 December 2014. 1 Applicants can pay for the Subordinated Capital Notes in US$ (US$100 per Subordinated Capital Note) or an A$ amount of A$125 per Subordinated Capital Note as set out in Section 3.11.4. 2 Yanzhou has confirmed to Yancoal that it currently intends to retain a percentage holding of Yancoal Ordinary Shares of at least 51%, and that it will inform Yancoal if that intention changes. 3 Any financial support provided by Yanzhou pursuant to this undertaking may, at Yanzhou’s option, be in the form of debt or equity and will be subject to Yancoal having first received all necessary shareholder and other regulatory approvals (including, but not limited to, applicable approvals under the Corporations Act or the ASX Listing Rules) which are required for that financial support to be provided. The undertaking is also conditional on the Offer proceeding and raising at least US$1.8 billion; Yancoal repaying US$1.8 billion in shareholder loans from the proceeds of the Offer; and Yanzhou receiving the necessary shareholder approval for entering into the undertaking. 4 Refer to Section 5.8.2(b) for further information regarding the Yanzhou financial support.

48 Yancoal Subordinated Capital Notes

3 Details of the Offer
Continued

The Corporations Act prohibits any person from passing the Application Form on to another person unless it is attached to, or accompanied by, a printed copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

3.4 Consider the Offer in light of your particular investment objectives and circumstances

You should seek professional guidance from your financial or other professional adviser before deciding whether to invest. You should also refer to the "Risks" disclosed in Section 7.

3.5 Entitlements trading

Entitlements are renounceable, which means that Eligible Shareholders who do not wish to exercise all or a portion of their Entitlements may choose to sell their Entitlements on ASX. Information on how Entitlements may be sold on ASX is set out in Section 3.7.3.

You may also transfer all or some of your Entitlements to another person off-market (other than on ASX). Details of how you may effect this transfer are found in Section 3.7.4. Any portion of your Entitlements that you decide not to exercise and that you do not trade will lapse, and the corresponding Subordinated Capital Notes will become available to satisfy Applications from other Eligible Shareholders for Additional Subordinate Capital Notes or from third party investors.

Entitlements trading is scheduled to commence on ASX on 26 November 2014 and end on 10 December 2014.

3.6 Eligible Shareholders and your Entitlement

The Offer is being made to Eligible Shareholders, being those holders of Yancoal Ordinary Shares who:

- are registered as a holder of Yancoal Ordinary Shares as at the Record Date on 7.00pm (Sydney time) on 28 November 2014;
- have a registered address in Australia or New Zealand;
- subject to certain limited exceptions, are not in the United States and are not "U.S. persons" (as defined under Regulation S under the United States Securities Act of 1933, as amended) (U.S. Persons) or acting for the account or benefit of U.S. Persons; and
- are otherwise eligible under all applicable securities laws to receive an offer under the Offer.

Shareholders who are institutional holders with a registered address in China, Hong Kong, Singapore, the United States, the United Kingdom or Norway are also eligible to apply subject to the foreign selling restrictions set out in Section 10.12.

If you are an Eligible Shareholder, your Entitlement is set out on the accompanying personalised Application Form and has been calculated as 2.32112 Subordinated Capital Notes for every 100 existing Yancoal Ordinary Shares you hold as at the Record Date (rounded up to the nearest whole number of Subordinated Capital Notes if the result was not a whole number).

If you have more than one registered holding of Yancoal Ordinary Shares, you will be sent more than one personalised Application Form and you will have a separate Entitlement for each separate holding.

See Section 10.12 for information on restrictions on participation.

3.7 Application for Subordinated Capital Notes by Eligible Shareholders

An application for Subordinated Capital Notes can only be made by completing and lodging the Application Form accompanying this Prospectus. It must be completed in accordance with the instructions appearing on that form.

If you are an Eligible Shareholder, you may take any one of the following actions:

(a) take up all or part of your Entitlements (see Section 3.7.1);

(b) take up all of your Entitlements and apply for Additional Subordinated Capital Notes (see Section 3.7.2);

(c) sell all or part of your Entitlements:

  (1) on ASX (see Section 3.7.3); or

  (2) by transferring them directly to another person off-market (other than via ASX) (see Section 3.7.4);

(d) take up only a portion of your Entitlements, in which case the balance of your Entitlements will lapse (see Section 3.7.5); or

(e) do nothing, in which case your Entitlements will lapse (see Section 3.7.6).

3.7.1 If you wish to take up all or part of your Entitlements

If you wish to take up all or part of your Entitlements, please complete and return the personalised Application Form with the requisite Application Payments by no later than 5.00pm (Sydney time) on 17 December 2014. The Application Form sets out the number of Subordinated Capital Notes that you are entitled to subscribe for.

If you take up and pay for all or part of your Entitlements before the close of the Offer, it is expected that you will be issued Subordinated Capital Notes on 24 December 2014. The Issuer's decision on the number of Subordinated Capital Notes to be issued to you will be final.

You should read this Prospectus in its entirety in order to make an informed decision on the prospects of the Issuer and Yancoal and the rights attaching to the Subordinated Capital Notes offered by this Prospectus before deciding to apply for Subordinated Capital Notes. If you do not understand this Prospectus you should consult your financial adviser or other professional adviser.

3.7.2 If you wish to take up all of your Entitlements and apply for Additional Subordinated Capital Notes

Any Entitlements not taken up by Eligible Shareholders may become available as Additional Subordinated Capital Notes. Eligible Shareholders may, in addition to their Entitlements, apply for Additional Subordinated Capital Notes regardless of the size of their present holding by completing the accompanying Application Form in accordance with the instructions set out on that form[5,6].

Applications must be made by completing the appropriate part of the Application Form accompanied by payment in full for all the Subordinated Capital Notes applied for. In the event there are insufficient Additional Subordinated Capital Notes to satisfy Applications for them from Eligible Shareholders, Additional Subordinated Capital Notes will be allocated on a pro rata basis based on each applicant's entitlement to Subordinated Capital Notes under the Offer (subject to the reservation of up to

5 To address any possible concerns regarding potential control effects, Yanzhou has indicated that, while it will take up its full pro rata allocation, it will not apply for any Additional Subordinated Capital Notes.

6 This is subject to up to US$75 million of Subordinated Capital Notes in any shortfall in Shareholder Applications being reserved for placement to third party investors via the shortfall bookbuild (see Section 3.10.2 for further information).

49

US$75 million of Subordinated Capital Notes in any shortfall in Shareholder Applications for placement to third party investors as outlined in Section 3.10.2).

It is possible that there may be insufficient or no Additional Subordinated Capital Notes available for issue, depending on the level of take up of Entitlements by Eligible Shareholders. The Issuer reserves the right to scale back any Applications for Additional Subordinated Capital Notes as outlined above and it is an express term of the Offer that Applicants for Additional Subordinated Capital Notes will be bound to accept a lesser number of Additional Subordinated Capital Notes allocated to them than applied for. If a lesser number is allocated to them, excess Application Payments will be refunded (without interest) as soon as practicable after all Additional Subordinated Capital Notes have been issued.

3.7.3 If you wish to sell all or part of your Entitlements on ASX

If you wish to sell all or part of your Entitlements on ASX, you should instruct your stockbroker and provide details as requested from your personalised Application Form. Allow sufficient time for your instructions to be carried out by your stockbroker. Please note you may incur brokerage if you choose to sell your Entitlements on ASX.

Entitlements trading on ASX starts at 10.00am (Sydney time) on 26 November 2014 and ceases at 4.00pm (Sydney time) on 10 December 2014. There is no guarantee that there will be a liquid market in traded Entitlements. A lack of liquidity may impact your ability to sell your Entitlements on ASX and, if you are able to sell, the price you may be able to achieve.

This Prospectus, along with your personalised Application Form, will be despatched on 2 December 2014.

The Issuer and Yancoal will have no responsibility and disclaim all liability (to the maximum extent permitted by law) to persons who trade Entitlements before they receive their Application Form, whether on the basis of confirmation of their allocation provided by the Issuer, Yancoal or the Share Registry or otherwise, or who otherwise trade or purport to trade Entitlements in error or which they do not hold or not entitled to.

Prices obtainable for Entitlements may rise and fall over the Entitlement trading period and will depend on many factors including the demand for and supply of Entitlements on ASX. If you sell your Entitlements in the Entitlements trading period, you may receive a higher or lower amount than a shareholder who sells their Entitlements at a different time in the Entitlements trading period. Shareholders should also note the risk described in Section 7.2.12.

3.7.4 If you wish to transfer all or part of your Entitlements other than on ASX

If you wish to transfer all or part of your Entitlements other than on ASX, you must forward a completed Renunciation and Transfer Form to the Share Registry in relation to the part of your Entitlements that you wish to transfer. If the transferee wishes to take up all or part of the Entitlements transferred to them, they must send their Application Payment together with the Application Form related to the Entitlements transferred to them to the Share Registry.

You can obtain a Renunciation and Transfer Form through the Yancoal Information Line on 1300 608 419 (within Australia) or +61 3 9938 4354 (outside Australia) or from your stockbroker. The Renunciation and Transfer Form as well as the transferee's Application Payment and the Application Form related to the Entitlements transferred to them must be received by the Share Registry at the mail or hand delivery address in Section 3.11.4 no later than 5.00pm (Sydney time) on 17 December 2014.

If the Share Registry receives both a completed Renunciation and Transfer Form and an application for Subordinated Capital Notes in respect of the same Entitlements, the transfer will take priority over the Application.

You may only transfer your Entitlements in this way to a purchaser whose address is in Australia or New Zealand, who is not in the United States and is not acting for the account or benefit of a person in the United States. Subject to certain limited exceptions, persons that are in the United States or that are acting for the account or benefit of a person in the United States will not be eligible to purchase, trade, take up or exercise Entitlements. You should inform any transferee of these restrictions.

See Section 10.12 for more information on restrictions on participation.

3.7.5 If you wish to take up only a portion of your Entitlements

If you wish to exercise only a portion of your Entitlements and allow the balance to be offered for sale into the shortfall bookbuild, complete the accompanying Application Form for the number of Subordinated Capital Notes you wish to subscribe for and follow the steps required in accordance with Section 3.11. If you take no further action, the balance of your Entitlements will lapse, and the Subordinated Capital Notes representing those Entitlements may be sold to Eligible Shareholders who apply for Additional Subordinated Capital Notes or third party investors through the shortfall bookbuild.

If you do not exercise all of your Entitlements, your proportional shareholding in Yancoal will be diluted on the Conversion of Subordinated Capital Notes to Yancoal Ordinary Shares.

3.7.6 If you do nothing

If you do not take up your Entitlement, it will lapse at 5.00pm (Sydney time) on the Closing Date. The Subordinated Capital Notes representing your Entitlements may be sold to Eligible Shareholders who apply for Additional Subordinated Capital Notes or third party investors through the shortfall bookbuild.

Your proportional shareholding in Yancoal will be diluted on conversion of Subordinated Capital Notes to New Yancoal Ordinary Shares if you do not take up your Entitlements under the Offer.

50 Yancoal Subordinated Capital Notes 3 Details of the Offer Continued 3.8 Short fall bookbuild Entitlements which are not taken up by the close of the Offer and Entitlements of Shareholders who are not eligible to participate in the Offer will be offered for sale through the shortfall bookbuild expected to be on 18 December 2014. 3.9 Ineligible shareholders Ineligible shareholders are not entitled to participate in the Offer. 3.10 by third party investors Applications for Subordinated Capital Notes 3.10.1 Third party investors If any of the Subordinated Capital Notes offered under the Offer are not taken up by Eligible Shareholders, the Issuer Directors reserve the right to issue those Subordinated Capital Notes at their discretion to any other persons.7 Third party investors who wish to apply for Subordinated Capital Notes may do so using an Application Form which can be obtained from the Share Registry, and following the other instructions set out in Section 3.11. You can also call the Yancoal Information Line 1300 608 419 (within Australia) or +61 3 9938 4354 (outside Australia) (Monday to Friday 9.00am – 5.00pm, Sydney time) during the Offer Period. You may only apply as a third party investor if your address is in Australia and New Zealand, you are not in the United States and are not acting for the account or benefit of a person in the United States. Persons that are in the United States or that are acting for the account or benefit of a person in the United States will not be eligible to purchase, trade, take up or exercise Entitlements, provided that Yancoal may in its sole discretion make placements in the U.S. to certain eligible investors pursuant to private placement exemptions from the U.S. registration requirement. 3.10.2 Placement to third party investors Up to US$75 million of Subordinated Capital Notes in any shortfall in Applications from existing Shareholders will be reserved for placement to third party investors. If the shortfall (if any) is not sufficient for that placement, Yancoal will place, pursuant to placement capacity under ASX Listing Rule 7.1, an additional US$14.5 million of Subordinated Capital Notes to third party investors. If, following allocation of that placement, there is further demand for Subordinated Capital Notes from third party investors, Yanzhou will renounce up to US$60.5 million of its entitlement to subscribe for Subordinated Capital Notes to the extent required to meet any remaining demand. 3.11 How to apply 3.11.1 Acceptance of all or part of your Entitlements? A duly completed and lodged Application Form will constitute an offer by the Applicant to subscribe for the number of Subordinated Capital Notes applied for on the terms set out in this Prospectus pursuant to the Application Form and an agreement to be bound by the terms of the Note Deed. No brokerage or stamp duty is payable by Applicants in respect of their Applications for Subordinated Capital Notes under this Prospectus. The amount payable on Application will not vary during the period of the Offer and no further amount is payable on allotment. Application Payments will be held in trust in a subscription account until allotment. The subscription account will be established and kept by the Issuer on behalf of the Applicants. 3.11.2 When to apply The Offer will open 2 December 2014 and will remain open until 5.00pm (Sydney time) on 17 December 2014. 3.11.3 How do I apply? If you decide to take up all or part of your Entitlement then you must complete and return the personalised Application Form with the requisite Application Payments or pay your Application Payments via Bpay® or by cheque, bank draft or money order by following the instructions set out on the personalised Application Form. The Issuer may treat you as applying for as many Subordinated Capital Notes as your payment will pay for in full.8 Amounts received by the Issuer in excess of your Entitlement may be treated as an Application to apply for as many Additional Subordinated Capital Notes as this excess amount will pay for in full. If you decide to take up all or part of your Entitlement then you must ensure that you submit your personalised Application Form with the requisite Application Payments or pay via Bpay® before the close of the Offer at 5.00pm Sydney time on 17 December 2014. Subordinated Capital Notes will be issued on or about 24 December 2014. 3.11.4 How to pay You may make payment of your Application Payments by Bpay®or by cheque, bank draft or money order, although Application Payments by Bpay® can only be made in A$. Applicants can pay for the Subordinated Capital Notes in US$ or A$. If you pay in US$ you will need to pay US$100 per Subordinated Capital Note. If you pay in A$, you will need to pay A$125 per Subordinated Capital Note (the A$ equivalent of US$100 based on an exchange rate of A$1.00 = US$0.80) . The Issuer will convert the A$ Application Payment (or a sufficient amount of it to pay for the Subordinated Capital Notes allocated to you) to US$ on the Issue Date with an Australian financial institution at the exchange rate quoted to the Issuer by that financial institution, and apply US$100 per Subordinated Capital Note to pay for the Subordinated Capital Notes allocated to you. 7 To address any possible concerns regarding potential control effects, Yanzhou has indicated that, while it will take up its full pro rata allocation, it will not apply for any Additional Subordinated Capital Notes. 8 However, if you pay in A$, you will not be treated as applying for more than the number of Subordinated Capital Notes calculated by dividing your A$ payment by A$125.

If your Application Payment is more than the required US$ amount (this will be the case if the value of the A$ remains above US$0.80), the Issuer will refund the difference9 (without interest) to Applicants as soon as practicable. If the Application Payment is insufficient to pay in full for the number of Subordinated Capital Notes you have applied for in your personalised Application Form (this will be the case if the value of the A$ falls below US$0.80, you will be taken to have applied for such lower whole number of Subordinated Capital Notes for which your cleared Application Payment will pay. Payment by Bpay® For payment by Bpay®, please follow the instructions on the personalised Application (which includes the Biller Code and your unique Reference Number). You can only make a payment via Bpay® if you are the holder of an account with an Australian financial institution that supports Bpay® transactions. Please note that should you choose to pay by Bpay®: • Application Payments can only be made in A$; • you do not need to submit the personalised Application Form but are taken to have made the declarations on that Application Form; • if you do not pay for your full Entitlement, you are deemed to have taken up your Entitlement in respect of such whole number of Subordinated Capital Notes which is covered in full by your Application Payments; and • if you pay for more than your full Entitlement then the Issuer may treat you as applying for as many Subordinated Capital Notes as your payment will pay for in full.10 Please make sure to use the specific Biller Code and unique Reference Number on your personalised Application Form. If you receive more than one personalised Application Form, for each form, please only use the Reference Number specific to the Entitlement on that form (and if you want to apply for the Entitlements under both forms you will need to do so separately using both Reference Numbers). If you have a daily limit on the amount you may pay by Bpay® and your subscription amount is in excess of that limit, you can make several Bpay® payments using the same Biller Code and your unique Reference Number. If you inadvertently use the same Reference Number for more than one of your Entitlements, you will be deemed to have applied only for Subordinated Capital Notes on the Entitlement to which that Reference Number applies. It is your responsibility to ensure that your Bpay® payment is received by the Share Registry by no later than 5.00pm (Sydney time) on 17 December 2014 (subject to any variation). You should be aware that your financial institution may implement earlier cut-off times with regards to electronic payment and you should therefore take this into consideration when making payment. Any Application Payments received for more than your final allocation of Subordinated Capital Notes will be refunded as soon as practicable. No interest will be paid to applicants on any Application Payments received or refunded. 51 Payment by cheque, bank draft or money order You should complete your personalised Application Form in accordance with the instructions on the form and return it accompanied by a cheque, bank draft or money order in US$ or A$ for the amount of the Application Payments, payable to “Yancoal SCN Limited Offer”. Your cheque, bank draft or money order must be in US or Australian currency for an amount equal to US$100 multiplied by the number of Subordinated Capital Notes that you are applying for (or if you are paying in A$ an amount equal to A$125 multiplied by the number of Subordinated Capital Notes that you are applying for). You should ensure that sufficient funds are held in the relevant account(s) to cover the Application Payments. If the amount of your cheque for Application Payments (or the amount for which the cheque clears in time for allocation) is insufficient to pay in full for the number of Subordinated Capital Notes you have applied for in your personalised Application Form, you will be taken to have applied for such lower whole number of Subordinated Capital Notes as your cleared Application Payments will pay for (and to have specified that number of Subordinated Capital Notes on your personalised Application Form). Alternatively, your Application may not be accepted. Please note that post dated cheques may not be accepted. Any Application Payments received for more than your final allocation of Subordinated Capital Notes will be refunded as soon as practicable. No interest will be paid on any Application Payments received or refunded. Cash payments will not be accepted. Receipts for payment will not be issued. To participate in the Issue, your payment must be received by the Share Registry no later than the close of the Issue, at 5.00pm (Sydney time) on 17 December 2014 (subject to any variation). Shareholders who make payment via cheque, bank draft or money order should mail their completed personalised Application Form together with Application Payments to: Computershare Investor Services Pty Limited GPO Box 505 Melbourne, Victoria 3001 Australia A reply paid envelope is enclosed for the convenience of Eligible Shareholders based in Australia. Eligible shareholders who are not in Australia will need to affix the appropriate postage. 3.11.5 Brokerage and stamp duty No brokerage or stamp duty is payable on your Application. You may have to pay brokerage on any later sale of your Subordinated Capital Notes on ASX after Subordinated Capital Notes have been quoted on ASX (or on a sale of your Entitlements on ASX if you choose to sell your Entitlements). 3.11.6 Refunds Any Application Payments received for more than your final allocation of Subordinated Capital Notes will be refunded as soon as practicable. No interest will be paid to applicants on any Application Payments received or refunded. In addition, if the Offer does not proceed for any reason, Applicants will have their Application Payments refunded to them (without interest) as soon as possible. 9 If the amount is A$2.00 or greater. 10 However, if you pay in A$, you will not be treated as applying for more than the number of Subordinated Capital Notes calculated by dividing your A$ payment by A$125.

52 Yancoal Subordinated Capital Notes 3 Details of the Offer Continued 3.12 Exposure Period No Application can or will be processed until after the period of 7 days from the date of lodgement of the Prospectus with ASIC or if that period is extended by ASIC by notice in writing, 14 days from the date of lodgement (Exposure Period). No preference will be conferred on Applications received during the Exposure Period. The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to the raising of funds. Examination during the Exposure Period may result in the identification of deficiencies in this Prospectus and, in those circumstances, any Application that has been received may need to be dealt with in accordance with Section 724 of the Corporations Act. 3.13 ASX quotation The Issuer has applied for quotation of the Subordinated Capital Notes on ASX and for admission to the Official List of ASX as a debt issuer. ASX takes no responsibility for this Prospectus or the investment to which it relates. The fact that ASX may quote the Subordinated Capital Notes is not to be taken as an indication of the merits of the Subordinated Capital Notes offered for subscription. If ASX does not grant permission for the Subordinated Capital Notes to be quoted within three months after the date of this Prospectus (or any longer period permitted by law), the Subordinated Capital Notes will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as practicable. 3.14 Trading on ASX Subject to quotation being granted, the Issuer expects that the Subordinated Capital Notes will commence trading on ASX on a deferred settlement basis on 29 December 2014 under the ASX code “YCNHA”. Trading on a deferred settlement basis will continue until the Issuer has advised ASX that Holding Statements have been dispatched to successful Applicants. Normal settlement trading is expected to commence on or about 5 January 2015. You are responsible for confirming your holding before trading in the Subordinated Capital Notes. If you are a successful Applicant and you sell your Subordinated Capital Notes before you receive your Holding Statement, you do so at your own risk. The Issuer, Yancoal and the Share Registry disclaim all liability if you sell Subordinated Capital Notes before receiving your Holding Statement. You may visit www.yancoal.com.au or call the Yancoal Information Line on 1300 608 419 (within Australia) or +61 3 9938 4354 (outside Australia) (Monday to Friday 9.00am – 5.00pm, Sydney time) to confirm your Allocation of Subordinated Capital Notes after the Issue Date. 3.15 CHESS and issuer sponsored holdings The Issuer will apply to ASX for the Subordinated Capital Notes to participate in the Securities Clearing House Electronic Sub-register System known as CHESS. Under CHESS, The Issuer will not issue certificates to Noteholders. After the allotment of the Subordinated Capital Notes, successful Applicants will receive a Holding Statement that sets out the number of Subordinated Capital Notes allocated to that Applicant. The statement will also provide details of the Applicant’s holder identification number (HIN) (for the Subordinated Capital Notes held on CHESS) or shareholder reference number (SRN) (for the Subordinated Capital Notes held on the Issuer sponsored sub-register). Noteholders will be required to quote a HIN or SRN, as applicable, in all dealings with a stockbroker or the Share Registry. Further CHESS statements will be provided to Noteholders which reflect any changes in the number of the Subordinated Capital Notes held by them during a particular month. Additional statements may be requested at any time, although the Issuer reserves the right to charge a fee. The Issuer expects that Holding Statements will be dispatched to successful Applicants by 31 December 2014. If you sell your Subordinated Capital Notes before you receive your Holding Statement, you do so at your own risk. 3.16 Note Trustee and Note Trust Deed Australia Executor Trustees Limited has agreed to act as the Note Trustee for the Noteholders. The Subordinated Capital Notes are issued subject to the terms and conditions contained in the Note Trust Deed. A summary of this Note Trust Deed is set out in Section 10.6 and full details of the Terms are set out in Annexure A. A copy of the Note Trust Deed is available on Yancoal’s website at www.yancoal.com.au. 3.17 Foreign jurisdictions This Prospectus does not constitute an offer of the Subordinated Capital Notes or invitation in any place in which, or to any person to whom, it would not be lawful to make such offer or invitation. For details of selling restrictions that apply to the Subordinated Capital Notes in foreign jurisdictions, see Section 10.12. 3.18 Distributions Provision of bank account details for The Issuer will pay your Distributions directly into an A$ or US$ account of a financial institution nominated by you. The Issuer will not issue cheques to pay your Distributions. If you elect to receive Distributions in A$, or if the account nominated by the Noteholder is not an account to which payments in US$ can be made, the Issuer will use the amount payable in US$ to purchase A$ from an Australian financial institution at the exchange rate quoted to the Issuer by that financial institution and pay the amount received in A$ (after deducting any applicable fees, charges or commissions) to the specified account. If you are an Eligible Shareholder and you are allocated the Subordinated Capital Notes under the Offer, your Distributions will be paid to you into the same account nominated by you for the payment of dividends on your Yancoal Ordinary Shares. If you want your Distributions paid into a different account, you will need to provide these details to the Share Registry. If you do not provide your relevant details to the Share Registry, or the transfer of any distribution payment does not complete, a notice will be sent to your email address, or if no email address has been supplied, will be posted to the address notified by you advising you of the amount of the distribution. In that case the funds will be held in a special purpose account maintained by the Issuer as a non-interest bearing deposit or paid by the Issuer under legislation relating to unclaimed monies.

3.19 Business Number of Australian tax residents Provision of Tax File Number or Australian If you are issued any Subordinated Capital Notes, when you are sent your Holding Statement you will also be advised to go to Yancoal’s website www.yancoal.com.au to update your details including your Tax File Number (TFN) or Australian Business Number (ABN), or alternatively call the Share Registry to obtain a copy of a form in relation to the provision of your TFN or ABN. The collection and quotation of TFNs and ABNs is authorised, and their use and disclosure is strictly regulated, by tax laws and the Privacy Act. You do not have to provide your TFN or ABN and it is not an offence if you fail to do so. However, the Issuer may be required to withhold Australian tax at the maximum personal marginal tax rate plus the Medicare levy on the amount of any distribution payment unless you provide one of the following: • TFN; • TFN exemption number (if applicable); or • ABN (if the Subordinated Capital Notes are held in the course of an enterprise carried on by you). 3.20 Provision of personal information The information about you included on an Application Form is used for the purposes of processing the Application and, if it is successful, to administer your Subordinated Capital Notes holding and may be used for other purposes as required by applicable law. For information about the acknowledgements and privacy statement in relation to personal information that you provide by completing an Application Form, see Section 10.13, the Important Notices Section at the front of this Prospectus and on the Application Form. 3.21 Representations by acceptance By completing and returning your personalised Application Form with Application Payments or making a payment by Bpay®, each Applicant is deemed to: • acknowledge having personally received a printed or electronic copy of the Prospectus; • acknowledge they understand the Terms and have had opportunity to consider the suitability of an investment in Subordinated Capital Notes with their professional advisers; • agree to be bound by the Terms and the Trust Deed; • agree to the terms of the Offer and provide authorisation to be registered as the holder of Subordinated Capital Notes and, on Conversion, become a member of Yancoal and to be bound by the terms of the Constitution; • acknowledge that, in some circumstances, the Issuer may not pay Distributions or any other amount payable on Subordinated Capital Notes; • apply for, and agree to being allocated, the number of Subordinated Capital Notes set out in or determined in accordance with their Application Form and this Prospectus; • represent and warrant that all details and statements on their Application Form are complete and accurate; • declare, to the extent they are a natural person, that they are at least 18 years of age; • authorise the Issuer to do anything on behalf of the Applicant(s) that is necessary for Subordinated Capital Notes to be allocated to them; • acknowledge that once received by the Share Registry or the Issuer, their Application may not be varied or withdrawn except as allowed by law; 53 • acknowledge that the information contained in this Prospectus is not personal investment advice or a recommendation that Subordinated Capital Notes are suitable for the Applicant; • declare that the Applicant is a resident of Australia or New Zealand and not otherwise prevented from receiving the Offer or Subordinated Capital Notes under the securities laws of another jurisdiction, or otherwise a person to whom the Offer can be made, and Subordinated Capital Notes issued, in accordance with Section 10.12; and • acknowledge that any Application may be rejected without giving any reason, including where the Application Form is not properly completed. 3.22 Enquiries You should read the whole of this Prospectus and consider all of the risk factors that could affect the performance of the Subordinated Capital Notes, the Issuer, Yancoal and other information concerning the Subordinated Capital Notes in light of your own particular objectives, financial situation and needs (including financial and taxation issues) before deciding whether or not to invest in the Subordinated Capital Notes. Some of the risk factors that should be considered are set out in Section 7. You can call the Yancoal Information Line on 1300 608 419 (within Australia) or +61 3 9938 4354 (outside Australia) (Monday to Friday 9.00am – 5.00pm, Sydney time) if you: • have further questions on how to apply for the Subordinated Capital Notes; • require assistance to complete your Application Form; or • have any questions about the Offer. If you are unclear in relation to any matter, or uncertain if the Subordinated Capital Notes are a suitable investment, you should seek professional advice from your financial or other professional adviser before deciding whether to invest.

54 Yancoal Subordinated Capital Notes INDUSTRY OVERVIEW 4

55

4 Industry Overview

Coal is one of Australia's largest commodity exports, generating approximately A$39.8 billion of revenue for the country in FY2013[1]. Australia produces both thermal coal and metallurgical (or coking) coal, which includes Hard Coking Coal (**HCC**), Semi-Hard Coking Coal (**SHCC**), Semi-Soft Coking Coal (**SSCC**) and Low Vol Pulverised Coal Injection (**LV PCI**).

The principal activity of Yancoal is the exploration for and the production of thermal and coking coal in New South Wales and Queensland.

4.1 Overview

Coal is a fossil fuel composed primarily of carbon and hydrogen, formed through the natural application of high temperatures and pressure to biological matter over extended periods of time. Coal is mined by both open cut and underground mining methods.

Open cut mining involves using a dragline, truck/shovel fleet dozer-push or a combination of these methods to remove waste rock (overburden). The uncovered coal is then recovered using excavators, trucks and/or a dragline.

Underground mines in Australia predominantly use the longwall method of mining, which involves underground roadways being cut into the coal seam to expose blocks of coal that can be up to several hundred metres wide and several kilometres long. Hydraulic roof supports then allow an automated shearer and conveyor to cut coal from the face (width) of the block. As a cut is made, the supports move forward and the roof is allowed to collapse behind the supports. Under consistent mining conditions the longwall method can recover over 75% of the coal within the area of mining.

Another commonly used underground mining technique is the bord and pillar method, which is carried out over a horizontal plane leaving pillars of unmined material as support for the mining development. These unmined pillars may subsequently be removed in a second phase of the mining process.

Coal is classified as either thermal coal or coking coal depending on its chemical and physical properties. Thermal coal and coking coal have different uses and therefore are subject to different supply and demand considerations. However, a degree of substitution can occur between SSCC and thermal coal.

The majority of world coal production is consumed in the country in which it is produced. While exports represent a relatively small amount of total world coal production, more than three quarters of Australia's total coal production is exported. Over 90% of the world's imported thermal and coking coal is represented by seaborne trade and the costs associated with ocean freight represent a significant portion of the cost of delivering this coal to the end user.

4.2 Coal resources in Australia

4.2.1 Australian Coal Market Overview

Australia's natural endowment of coal resources offers a clear competitive advantage in coal production. Australia has the fourth-largest share of proven coal reserves in the world and an estimated economic life of 110 years for black coal and 510 years for brown coal.[2]

Australia contains a wide range of coal types, from the lignite basins in Victoria, South Australia and Western Australia to semi-anthracite and anthracite deposits in Queensland. New South Wales and Queensland are dominated by bituminous thermal and metallurgical coals.

Figure 1 below shows each of the Australian coal basins. The Bowen and Sydney basins are currently the largest suppliers of coal, with the Surat, Galilee and Gunnedah basins expected to be major areas for future growth.

Australia is a major supplier of high-quality coal to both mature and emerging markets and is expected to account for approximately 55%[3] of world trade in metallurgical coal and 21%[4] of world trade in thermal coal in 2014.

Figure 1: Australian Coal Basins


Laura Basin
Galilee Basin
Styx Basin
Bowen Basin
Callide Basin
Mulgildie Basin
Maryborough Basin
Surat Basin
Tarong Basin
Ipswich Basin
Clarence-Moreton Basin
Gunnedah Basin
Gloucester Basin
Oaklands Basin
Gippsland Basin
Otway Basin
Tasmania Basin
Canning Basin
Carnarvon Basin
Perth Basin
Collie Basin
Wilga Basin
Arckaringa Basin
Eastern Bremer Basin
Telford Basin
Western Bremer Basin
St Vincent Basin
Murray Basin

Source: Wood Mackenzie.

1 Department of Foreign Affairs and Trade.
2 Geoscience Australia and the Bureau of Resources and Energy Economics, Australian Mineral Resources Assessment.
3 Wood Mackenzie Global Metallurgical Coal Long-term Outlook H1 2014.
4 Wood Mackenzie Global Thermal Coal Long-term Outlook H1 2014.

56 Yancoal Subordinated Capital Notes

4 Industry Overview
Continued

Australia's role in seaborne coal exports is expected to increase over the next decade before moderating in significance in the 2030s. The majority of growth in Australian coal exports is expected to come from increasing global demand for thermal coal as the world's urban population continues to grow.

4.2.2 Thermal coal

Thermal coal is primarily used as an energy source for coal fired power plants, which generate approximately 40% of the world's electricity output. Thermal coal is also used in cement manufacturing and other major energy intensive industries which use heat and/or steam in their production processes. As a result, thermal coal is generally sold at prices which reflect its energy content.

A wide range of thermal coals are available from Australian coal producers with coal characteristics varying from mine to mine. Australian export thermal coal typically has high energy content, moderate ash levels and is generally low in contaminants such as sulphur and other heavy metals that reduce the value of the coal.

Demand

The key drivers of demand for Australian thermal coal are world energy demand, the competitiveness of coal relative to alternative sources of energy in the production of electricity and the accessibility and competitiveness of thermal coal suppliers to the key export markets of the Asia Pacific region. The most important driver of global thermal coal demand is economic growth in Asia, which is expected to continue to support a sustained increase in the demand for electricity.

Demand for thermal coal has increased significantly in recent years as growth in the Chinese and Indian economies has resulted in increased energy needs, a growing share of which is required to be met by imports.

There has also been increased demand for thermal coal by some European countries following a decline in domestic coal production in Europe. In particular, Germany and the United Kingdom, which were once net coal exporters, now rely on imported coal, while France ceased domestic coal production from 2004.

The International Energy Agency forecasts the continued dominance of coal and other fossil fuels in the energy mix and a rising share of the energy mix of emerging economies in global energy consumption. The majority of this growth in Asia is expected to come from Japan, South Korea, India, Taiwan and China. Demand for imports in Europe is expected to remain relatively stable due to low population growth, carbon trading regulations (introduced in 2006) and competition from alternative sources of energy such as natural gas and nuclear power generation.

Between 2014 and 2035 global demand for thermal coal is expected to grow by 4.5Bt to a total of 11.9Bt owing to the electrification and industrial expansion in Asia and the significant cost advantage maintained by coal over other fuels.[5]

Figure 2 below shows the projected thermal coal demand in the Pacific Basin.

China, India and South East Asia are forecast to be the most important growth markets for Australian thermal coal producers in the mid-to-long term.

Supply

Approximately 90% of the world's imported thermal coal is represented by seaborne trade. Although Indonesia is currently the world's largest exporter of thermal coal, Australia is projected to compete for, and gain market share over the coming two decades. Other major regions that export thermal coal include the Russian Federation, Colombia and the USA.

Figure 3 below shows Wood Mackenzie's projected seaborne thermal coal exports by country.

Much of the growth in Australian thermal coal exports is forecast to come from the Surat and Galilee basins in Queensland.

Figure 2: Seaborne Thermal Coal Demand Forecast in the Pacific Basin (Mt, %)



Mt
Share in Pacific basin, %
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
China
India
NEA
SEA
China %
India %
NEA %
SEA %

Figure 3: Seaborne Thermal Coal Exports by Country



Mt
2,500
2,000
1,500
1,000
500
0
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
Australia
Canada
China
Colombia
Indonesia
Mozambique
North Korea
Poland
Russia
South Africa
USA
Vietnam

5 Wood Mackenzie Global Thermal Coal Long-term Outlook H1 2014.

57

Pricing
Prices for seaborne thermal coal exports have continued to decline over the past 18 months and are now back at 2009 levels. A myriad of reasons have caused this, including; increased output from Australian mines, soft demand growth in China, Europe coal inventories increasing due to low usage and intense competition from Chinese suppliers. Chinese demand for seaborne coal has been further restrained by government introduced measures to tackle pollution issues resulting from rapid industrialisation.

Despite producers best efforts to reduce costs through efficiencies and (paradoxically) scale, the depressed prices have made it difficult for many producers to maintain margins. Figure 4 below shows the trend in thermal spot prices over the 18 months.

It is expected that significant price recovery will be an extended process, with slow price recovery through 2020 followed by a long period of steadily rising prices punctuated by periods of more rapid growth as new supply is eventually brought into production.[6]

4.2.3 Coking coal

HCC is essential for the production of a strong coke which is used primarily in the steel making process. Coal that would otherwise be a thermal coal is washed harder (to a lower ash) to produce a SSCC. SSCC is generally washed to achieve the coking properties required in the steel making process. SSCC is often blended with HCC or SHCC to reduce the overall cost of coal for steel production. SSCC can also be used as a substitute for thermal coal. PCI is crushed into fine powder and injected into blast furnaces as a replacement for coke in steel making. Ultra Low Volatile coal is essentially low volatile coal that has been subjected to accelerated heating during its geological formation. It is suitable for use in the sintering process to produce sintered feed for blast furnaces.

Australian coking coals, particularly HCC and SSCC, are known for their high quality coking characteristics and are generally low in contaminants such as sulphur and phosphorous. There has been a trend towards using PCI in steel making as a partial substitute for coking coal in recent years. The stimulus behind this has been the spread between PCI and HCC prices.

Demand
Global demand for steel is the ultimate driver of demand for coking coal, as approximately 90% of coking coal produced worldwide is used in steel production. There is currently no viable substitute for HCC in the production of steel. The demand for steel is also the key driver for PCI coal demand. In particular, low volatile PCI coal has been proven to be a more efficient substitute for HCC than SSCC due to its higher energy and carbon content.

An important issue in the coking coal market is the relative demand for the different types of coal. HCC tends to be less plentiful and has inherent properties that allow producers to demand a premium price relative to PCI and SSCC. However, it is expected that the current shortage of HCC and its relatively high price will further enhance the appeal of, and strengthen the demand for, low volatile PCI coal.

Global steel demand has increased substantially in recent years due mainly to the urbanisation and industrialisation of China and, to a lesser degree, India. Significant steel production growth is forecast in China, India, Brazil and South Korea, with potential increases in steel production in the Russian Federation. United States of America, European and Japanese demand is projected to remain relatively flat due to expected low gross domestic product growth, ageing populations, mature steel industries and increasing regulation of carbon emissions. China is currently the largest importer of coking coal.

Figure 5 below shows the projection for metallurgical coal demand in the Pacific Basin.

Figure 4: Historical Thermal Coal Prices


US$/t (2014 real)
100
95
90
85
80
75
70
65
60
55
50
Q1-2013
Q2-2013
Q3-2013
Q4-2013
Q1-2014
Q2-2014
Export Thermal @ 6,322 GAR
Export Thermal High Ash @ 5,500 NAR

Source: APIS; Global Coal

Figure 5: Seaborne Metallurgical Coal Demand Forecast in the Pacific Basin (Mt, %)


Metallurgical Imports (Mt)
300
250
200
150
100
50
0
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Share
2013
2015
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
China
India
Japan
South Korea
Taiwan
Taiwan
China's share in Asia
India's share in Asia

6 Wood Mackenzie Global Thermal Coal Long-term Outlook H1 2014.

58 Yancoal Subordinated Capital Notes 4 Industry Overview Continued Supply Australia is not a significant producer or consumer of steel, however it is the largest exporter of coking coal in the world and is forecast to make up approximately 55% of the world export market in FY2014.7 Australia’s proximity to Asian markets relative to the other major producers provides it with a significant competitive advantage for the export of coking coal to Asian customers. Figure 6 below shows a projection for seaborne metallurgical coal exports by country. Pricing Supply growth and aggressive market competition has pushed prices steeply lower in 2014. The global seaborne trade grew by approximately 13% in 2013, with much of the supply growth driven by Australian producers. China’s emergence as the largest importer of metallurgical coal has also exposed the seaborne trade to competition, with approximately 650Mt of annual domestic Chinese supply. With strong domestic Chinese supply available, international suppliers have competed aggressively on price. In such an aggressive price environment, prime seaborne hard coking coals have not been receiving value achieved previously. Figure 7 below shows the trend in metallurgical spot prices over the 18 months. Although prices have dropped to multi-year lows in 2014, these prices are not expected to be sustainable in the short to medium term. While prices are forecast to remain low in the short term, it is expected that improved demand conditions will help to enable a modest price recovery over the medium term. 7 Wood Mackenzie Global Metallurgical Coal Long-term Outlook H1 2014.

59 ABOUT YANCOAL AND THE ISSUER 5

60 Yancoal Subordinated Capital Notes 5 About Yancoal and the Issuer 5.1 Backgroundinformation 5.1.1 The Issuer Yancoal SCN Limited (Issuer) is a wholly owned subsidiary of Yancoal and will remain a wholly owned subsidiary of Yancoal for so long as the Subordinated Capital Notes are on issue. The Issuer and Yancoal have entered into the Subordinated Guarantee in relation to the Subordinated Capital Notes. The Subordinated Guarantee will: • guarantee payment and conversion – guarantee that the Issuer will pay amounts that have become due and payable under the Subordinated Capital Notes and that Yancoal Ordinary Shares will be issued on Conversion of the Subordinated Capital Notes; • be subordinated – although claims under the Subordinated Guarantee will have priority over the Issuer’s Ordinary Shares, the intercompany loan agreement1 and certain financial support provided by Yanzhou2, they will be subordinated to most other claims in a Winding Up of the Issuer; and • be unsecured – claims under the Subordinated Guarantee are not secured by a mortgage, charge or other security over any asset or guaranteed by any other person or entity. The following table shows the existing and proposed debt securities of the Issuer: Debt securities or 0 convertible debt securities currently on issue Debt securities or convertible 23,077,000* debt securities proposed to Subordinated Capital Notes be issued under the Offer Total number of debt 23,077,000* securities or convertible debt Subordinated Capital Notes securities proposed to be on issue at the date the Issuer is admitted to ASX * Actual number of debt securities issued will depend on whether or not the Offer is fully subscribed and the extent to which an additional placement of Subordinated Capital Notes (up to 145,000 Subordinated Capital Notes) is required to satisfy new investor demand. 5.1.2 Yancoal Yancoal is an Australian-based coal producer with interests in seven operating mines located in New South Wales (NSW) and Queensland (QLD), Australia3. Yancoal’s principal activity is the production of metallurgical and thermal coal for export for use in the steel and power industries in Asian markets. Yancoal is a subsidiary of Yanzhou, a publicly-traded company that is listed in New York, Shanghai and Hong Kong with a market capitalisation of US$5,936.3 million (as at 21 November 2014). Yanzhou holds approximately 78% of the issued Yancoal Ordinary Shares.4 Yancoal has a predominantly Australian management and sales teams, with significant Australian and international coal industry experience. A vast majority of the workforce are Australians. Yancoal is committed to Australia – the communities in which it operates, its employees, shareholders and the environment. Yancoal has become a major Australian coal producer through organic growth and a series of corporate acquisitions. Below is a timeline of Yancoal’s major acquisitions: Date Description 2004 Acquisition of 100% of Southland Mine (renamed Austar). 2009 Acquisition of 100% of Felix Resources (assets include mines in Moolarben, Yarrabee, Ashton). 2011 Acquisition of a further 30% interest in Ashton. 2012 Merger with Gloucester Coal (assets include Middlemount, Stratford & Duralie, Donaldson Mines & Monash). 2014 Acquisition of the remaining 10% interest in Ashton. Following the successful merger of Yancoal with Gloucester Coal, Yancoal listed on ASX in 2012. Over recent years Yancoal has invested approximately A$5.1 billion in its operations and has grown coal sales from 0.2Mt in 2006 to 17.0Mt in 2013 (equity basis) with a total Resource of 3,504.4Mt and recoverable Reserve of 651.7Mt (equity basis) as at 31 December 20135 (refer to Section 5.2.2 for further detail). 5.2 Yancoal’s Australian Operations 5.2.1 Overview Yancoal’s head office is located in Sydney and it has two satellite offices: one located in Newcastle to provide marketing and logistics services and one at the Donaldson mine site providing shared “back-office” transaction processing services. These three corporate offices support seven operating mines. Five mines are located in NSW, one mine in QLD and the seventh mine, Middlemount, is also located in QLD and operated in joint venture with Peabody Energy, with Yancoal holding an almost 50% interest (49.9997%) . Yancoal also holds two exploration licences in an area known as Monash in the Hunter Valley, NSW. In addition to holding ownership interests in seven mines, Yancoal holds an equity interest in two port terminals: • a 27% interest in Newcastle Coal Infrastructure Group (NCIG), located in Newcastle, NSW; and • a 5.6% interest in Wiggins Island Coal Export Terminal (WICET), located in Gladstone, QLD. Yancoal has contracted port capacity entitlements at NCIG, WICET, Abbott Point and Port Waratah Coal Services (PWCS). Yancoal generates its income primarily from the sale of coal to the export market. Yancoal also receives the 4% Middlemount Coal Royalty and fees in respect of management services provided by Yancoal to manage Premier and Came by operations and the Harrybrandt, Wilpeena and Athena Projects on behalf of Yanzhou. 1 See Section 1.4.2. 2 See Section 5.8.2. 3 Operations in the Gloucester Basin consisting of Stratford and Duralie have been counted as one mine. Current operations at Stratford completed in July 2014. Historically the Donaldson group of operations consisted of Donaldson, Abel and Tasman and have been counted as one mine. The Donaldson open-cut operation exhausted its reserves in 2013. The Donaldson group currently consists of one operation, Abel underground, as Tasman underground operations ceased production in 2013. Yancoal has received approval to extend operations at Tasman as part of the Tasman Extension project. 4 Yancoal has 994,216,659 Yancoal Ordinary Shares on issue. 5 Mineral resource and ore reserve estimates as at 31 December 2013 are based on the most recent compliant reports undertaken by Yancoal in compliance with JORC 2004 or JORC 2012. Please refer to Resources and Reserves Section 5.2.2 below for further detail.

61

The table below provides an overview of Yancoal's historical performance and guidance for 2014 across a number of key metrics.

It should be noted that the 2014 guidance is subject to known and unknown risks and uncertainties, including the risk factors in Section 7, that could cause actual events or outcomes to differ materially from the events or outcomes expressed or anticipated in the guidance. The guidance should be read in conjunction with risk factors as set out in Section 7, and other information contained in this Prospectus. The guidance is not a guarantee of future performance which may be outside the control of the Yancoal. Numerous factors may have a material adverse effect on the projected figures.

Equity Production and Sales	Unit	2012	2013	FY2014 Guidance	YoY Change (2013 vs. 2014)
Run of Mine (ROM) Coal Production	Mt	21.0	23.1	22.6	-2%
Saleable Coal Production	Mt	14.6	16.9	16.7	-1%
Coal Sales	Mt	14.9	17.0	17.2	1%
FOB Cash Costs*	A$/t	96	85	86	1%
Price Achievement*	A$/t	111	96	85	-11%
Product Mix (Met %/Thermal %)	%	60/40	45/55	44/56	
Capital Expenditure*	A$M	314	172	168	-2%

* Equity is a pro-rata equity share based calculation and excludes Middlemount.

Moolarben is Yancoal's lowest cost producer and currently sits in the lowest cost quartile of all Australian thermal coal producers with 2013 total FOB cash costs of A$49/sales tonne.

Yancoal's profitability is highly sensitive to changes in the US dollar coal price, the US$:A$ exchange rate and Yancoal's coal production levels and related costs of production.

The chart below shows Yancoal's 2014 expected sales split between thermal and metallurgical coal. Yancoal has the ability to modify its product specifications to meet changes in customer demand through various washing and blending strategies.

The chart below shows Yancoal's expected sales for 2014 by destination on a 100% basis. The majority of sales included in the "other" category are sold through various traders (of which 18% represents metallurgical coal sold to India and South America and the balance of 27% thermal coal sold mainly via traders into China). Yancoal has a number of initiatives underway to both further diversify its coal sales by geography and increase the percentage of direct sales to end users in Vietnam and Malaysia.

2014 forecast sales split (Equity basis)[6]


Thermal Coal Sales 56%
Metallurgical Coal Sales 44%

Coal Sales by Destination (100% basis)[7]


China 13%
Japan 12%
Korea 25%
Taiwan 6%
Other 45%

Yancoal produces a variety of different coal products. These coal products have various characteristics such as calorific value/thermal content, moisture content, sulphur content and ash content. The prices received for Yancoal's coal products relative to observable benchmark prices take in to account these differences in coal qualities and specifications.

6 These estimates relate to future expectations and therefore are subject to the risk factors set out in Section 7, and involve known and unknown risks and uncertainties.
7 These estimates relate to future expectations and therefore are subject to the risk factors set out in Section 7, and involve known and unknown risks and uncertainties.
8 With the exception of Donaldson, where a portion of the reserve currently resides within the Exploration Leases. Mining Lease applications are planned to be submitted at an appropriate time prior to mining expanding into these areas.

62 Yancoal Subordinated Capital Notes

5 About Yancoal and the Issuer
Continued

5.2.2 Resources and Reserves

The statements of Resources and Reserves presented in this Prospectus have been produced in accordance with the Australasian Code for reporting of Mineral Resources and Ore Reserves, 2004 (**JORC 2004**) or 2012 (**JORC 2012**). Commodity prices and exchange rates used to estimate the economic viability of Reserves are based on Yancoal long-term forecasts unless otherwise stated. The ore reserves tabulated are all held within existing, fully permitted mining tenements or are under applications to become mining tenements[9].

JORC 2012

The information in this Prospectus that relates to Resources for the Austar, Ashton and Middlemount projects and Reserves for the Austar and Ashton projects was reported in compliance with the principles and guidelines of JORC 2012 in Yancoal's Annual Report for the year ended 31 December 2013. Yancoal is not aware of any new information or data that materially affects the information included in Yancoal's Annual Report for the year ended 31 December 2013 and at the time of this Prospectus all material assumptions and technical parameters underpinning the estimates continue to apply and have not materially changed. Yancoal confirms that the form and context in which the Competent Person's findings are presented in respect of these Resources and Reserves have not been materially modified from Yancoal's Annual Report for the year ended 31 December 2013.

JORC 2004

The information in this Prospectus that relates to:

- Resources for the Moolarben, Yarrabee, Gloucester, Donaldson and Monash projects; and
- Reserves for the Moolarben, Yarrabee, Gloucester, Donaldson and Middlemount projects,

was prepared and first disclosed in compliance with the principles and guidelines of JORC 2004. It has not been updated since to comply with JORC 2012 on the basis that the information has not materially changed since it was last reported. This information is based on, and fairly represents, information and supporting documentation prepared by Competent Persons (refer to the 'Competent Person' Table below). All Competent Persons have, at the time of reporting, sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as a Competent Person as defined in the JORC Code.

With the exception of the Competent Persons in respect of the Yarrabee project, each Competent Person listed in this Prospectus is an independent consultant. At the time of reporting, the Competent Persons for the Yarrabee project were full-time employees of Yancoal. The Yarrabee Resource and Reserves reports were audited by an independent consultant at the time of their generation.

Each relevant Competent Person named in this Section 5.2.2 consents to the inclusion in this Prospectus of the relevant information in this Prospectus that relates to Resources and Reserves in the form and context in which they appear.

Yancoal is in the final stages of updating all statements of Resources and Reserves to comply with JORC 2012. However, as noted above and in the tables below, a number of projects are reported in accordance with JORC 2004 (based on reports dated prior to 1 December 2013). Yancoal has engaged a Competent Person to further evaluate any reported JORC 2004 Reserve and Resource estimates in accordance with JORC 2012. Reserve and Resource estimates prepared in compliance with JORC 2004 may vary when reported as Resources and Reserves in accordance with JORC 2012. In particular, please refer to the risk factor at Sections 7.3.11 and 7.3.12.

All of the Resource and Reserve figures presented are reported in 100% terms (unless otherwise stated). All of the Resource estimates (unless otherwise stated) are inclusive of Resources that have been converted to Reserves (i.e. Resources are not additional to Reserves).

Resources[9]

Project	Ownership %	Coal Type	Measured JORC Resource Mt	Indicated JORC Resource Mt	Inferred JORC Resource Mt	Total JORC Resources Mt	JORC Code	Competent Person	Report Date
Moolarben*	80	Thermal	465.1	593.6	257.6	1,316.3	2004	1	Jun-13
Austar*	100	Met/Thermal	75	70	70	215	2012	2	Jun-13
Ashton*	100	Met/Thermal	144.0	76.0	48.0	268.0	2012	13	Aug-13
Yarrabee*	100	Met/Thermal	75.5	89.2	12.8	177.5	2004	4	Jun-13
Gloucester – Stratford*	100	Met/Thermal	5.8	67	25	97.8	2004	6	Sep-12
Gloucester – Duralie*	100	Met/Thermal	12.6	67	68	147.6	2004	6	Sep-12
Gloucester – Grant and Chainey*	100	Met/Thermal	3.9	46	27	76.9	2004	6	Sep-12
Middlemount*	50	Met/Thermal	93.0	33.8	3.0	129.8	2012	8	Mar-13
Donaldson*	100	Met/Thermal	596.8	212.5	15.7	825.0	2004	10	Jun-13
Monash*	100	Met/Thermal	148.1	178.3	278.4	604.8	2004	12	Dec-12
Total						**3,858.7**			
Yancoal Attributable Share**						3,504.4			

* No depletions for production have been applied to resource totals since the JORC report dates. Depletions will be applied upon update of the JORC resource reports.

** The 'Yancoal Attributable Share' total above only includes an attributable share of 90% for Ashton as it is based on information from Yancoal's Annual Report for the year ended 31 December 2013. Yancoal now owns 100% of Ashton (since 30 September 2014).

Note: Met = Metallurgical coal.

Note: All Resources are reported on a 100% basis, with Yancoal's ownership reported in the 'Ownership %' column for each deposit.

9 The information in this Table and this Section 5 relating to Resources and Reserves is based on information from Yancoal's Annual Report for the year ended 31 December 2013.

63

Reserves[10]

Project	Ownership %	Coal Type	Recoverable Reserves: Proved Reserve Report JORC Mt	Recoverable Reserves: Probable Reserve Report JORC Mt	Recoverable Reserves: Total Reserves at JORC Report Date Mt	Recoverable Reserves: Total Reserves Dec-13 Mt	Marketable Reserves: Proved Reserve Report JORC Mt	Marketable Reserves: Probable Reserve Report JORC Mt	Marketable Reserves: Total Reserves at JORC Report Date	Marketable Reserves: Total Reserves Dec-13 Mt	JORC Code	Competent Person	Report Date	ROM Production From JORC Report Date to Dec-13 Mt	Saleable Production From JORC Report Date to Dec-13 Mt
Moolarben (O/C)	80	Thermal	124.7	129.9	254.6	250.4	86.9	89.4	176.3	173.1	2004	1	Jun-13	4.2	3.2
Moolarben (U/G)	80	Thermal	37.3	25.6	62.9	62.9	37.3	25.6	62.9	62.9	2004	1	Jun-13		
Austar (U/G)	100	Met/ Thermal	14.2	33.5	47.7	46.9	11.5	26.3	37.8	37.1	2012	3	Jun-13	0.8	0.7
Ashton (SE O/C)	100	Met/ Thermal		15.6	15.6	15.6		7.8	7.8	7.8	2012	14	Aug-13		
Ashton (WP O/C)	100	Met/ Thermal													
Ashton (U/G)	100	Met	35.5	5.9	41.4	40.5			19.6	19.2	2012	14	Aug-13	0.9	0.4
Yarrabee (O/C)	100	Thermal/ Met	37.5	21.2	58.7	56.9	13.5	33.2	46.7	45.0	2004	5	Jun-13	1.9	1.6
Gloucester – Stratford (O/C)*	100	Met/ Thermal	0.9	39.0	39.9	38.3 **	0.5	21.2	21.7	20.6 **	2004	7	Sep-12	4.4 *	2.7 *
Gloucester – Duralie (O/C)*	100	Met/ Thermal	8.4	12.2	20.6	18.9 **	4.8	8.5	13.3	11.7 **	2004	7	Sep-12		
Gloucester – Grant and Chainey (O/C)	100	Met/ Thermal		8.8	8.8	8.8		5.0	5.0	5.0	2004	7	Sep-12		
Middlemount (O/C)	50	Met/ Thermal	69.0	27.0	96.0	89.8	51.0	18.1	69.1	64.5	2004	9	Feb-11	6.2	4.6
Donaldson (U/G)	100	Thermal/ Met	78.3	60.0	138.3	136.9			85.7	84.6	2004	11	Jun-13	1.4	1.1
Total					784.5	765.9			545.9	531.5				19.8	14.3
Yancoal Attributable Share***					667.5	651.7			460.7	449.3				15.8	11.3

* ROM production and saleable production are for Stratford and Duralie combined.

** At the time of Yancoal's Annual Report for the year ended 31 December 2013, only combined production values for Stratford and Duralie were available and therefore a 4.4Mt depletion was applied solely against Duralie. As a result of further data becoming available, this 4.4Mt depletion has been applied 1.7Mt against Stratford and 2.7Mt against Duralie. There has been no change to the total Reserves reported for Stratford and Duralie on a combined basis since Yancoal's Annual Report for the year ended 31 December 2013.

*** The 'Yancoal Attributable Share' total above only includes an attributable share of 90% for Ashton as it is based on information from Yancoal's Annual Report for the year ended 31 December 2013. Yancoal now owns 100% of Ashton (since 30 September 2014).

Note: ROM production and saleable production figures from the JORC report date to the end of December 2013 are based on actual production figures gathered by Yancoal.
Note: Met = Metallurgical coal. O/C = Open Cut. U/G = Underground
Note: Reserves are inclusive of Resources estimates and are reported on a 100% basis, with Yancoal's ownership reported in the 'ownership %' column for each deposit.

10 The information in this Table and this Section 5 relating to Resources and Reserves is based on information from Yancoal's Annual Report for the year ended 31 December 2013. The only change between the information set out in Yancoal's Annual Report for the year ended 31 December 2013 and this Table relates to depletion at Stratford and Duralie (see note below).

64 Yancoal Subordinated Capital Notes

5 About Yancoal and the Issuer
Continued

Competent Persons

Project	Report Type	Competent Person (CP)	CP #	Title	Company
Moolarben	Resource	Jon Barber	1	Principal Consultant	Jon Barber Mining Consultants
	Reserve	Jon Barber	1	Principal Consultant	Jon Barber Mining Consultants
Austar	Resource	Robert Dyson	2	General Manager Operations	McElroy Bryan Geological Services Pty Ltd
	Reserve	Michael Barker	3	General Manager Underground Services	Palaris Mining P/L
Ashton	Resource	Tom Bradbury	13	Project Manager: Coal	Geos Mining
	Reserve – U/G	Greg Mattila	14	Principal	Mattila Pty Limited
	Reserve – SEOC	Greg Mattila	14	Principal	Mattila Pty Limited
Yarrabee	Resource	Stuart Whyte	4	Superintendent Geology and Exploration	Yarrabee Coal Company Pty Ltd
	Reserve	Andrew Lau	5	Technical Services Manager	Yarrabee Coal Company Pty Ltd
Gloucester – Stratford	Resource	Janet Bartolo	6	Manager Geological Modelling	McElroy Bryan Geological Services Pty Ltd
	Reserve	Trisha Wilson	7	Senior Mining Consultant	Runge Pincock Minarco
Gloucester – Duralie	Resource	Janet Bartolo	6	Manager Geological Modelling	McElroy Bryan Geological Services Pty Ltd
	Reserve	Trisha Wilson	7	Senior Mining Consultant	Runge Pincock Minarco
Gloucester – Grant and Chainey	Resource	Janet Bartolo	6	Manager Geological Modelling	McElroy Bryan Geological Services Pty Ltd
	Reserve	Trisha Wilson	7	Senior Mining Consultant	Runge Pincock Minarco
Middlemount	Resource	Greg Jones	8	Principal Consultant	JB Mining Services Pty Ltd
	Reserve	Mark Bryant	9	Principal Mining Consultant	The Minserve Group Pty Ltd
Donaldson	Resource	Ian Blayden	10	Principal Consultant	Geological and Management Services Pty Ltd
	Reserve	Dave Thomas	11	Principal Consultant	IMC Mining Group Pty Ltd
Monash	Resource	Paul Wootton	12	Chief Geologist	Ellemby Consulting

65

5.3 Mining Operations

5.3.1 New South Wales Mines

Moolarben

Background

Yancoal holds an 80% interest in, and is the manager of, the Moolarben unincorporated joint venture with the remaining 20% held by Sojitz (10%) and a consortium (10%) comprising KORES, Hanwha Corporation Limited and Korea Electric Power Company and four of its subsidiaries. Operations comprise an open cut mine located within the Western Coalfield of the Sydney Basin in NSW, 40km north east of the town of Mudgee. The mine has been operating since May 2010 and produces an export thermal coal product.

Moolarben currently has approval to produce up to 10.0Mt of saleable coal a year, or extract up to 8.0Mt of ROM coal from its open-cut mining operations, and up to 4.0Mt of ROM coal a year from future underground operations.

Yancoal submitted an application to expand the Moolarben mine to Stage 2 by expanding open cut output from a limit of 8.0Mtpa[11] of ROM coal to a limit of 13.0Mtpa ROM coal, with the underground mine, currently in design and approved to produce approximately 4.0Mtpa ROM coal.

Moolarben's low open-cut life-of-mine strip ratio of 3.6 for open-cut mining operations and modern 14.0Mtpa capacity CHPP places the Moolarben open-cut mine within the lower quartile of Australian coal mine costs.

Moolarben has an established rail loop and loading facilities and has sufficient existing port capacity at NCIG to meet expanded output as it comes on stream.

The Moolarben mine site (open cut and underground) has Reserves of 313.3Mt and a Resource of 1,316.3Mt [12].

Production

The mine delivered a robust performance in 2013. ROM coal production was 8.39Mt[13], 17% higher than in the previous year, while saleable coal production was 21% higher at 6.29Mt. A 75% yield in 2013 was achieved by optimisation of product mix.

Moolarben ROM Production and Saleable Production (100% Basis)[14]


10.0
8.0
6.0
4.0
2.0
0
Mt
7.0
5.0
7.2
5.2
8.4
6.3
CY2011
CY2012
CY2013
ROM Production
Saleable Production

Capital expenditure of A$68 million in 2013 (100% basis) included project-related expenditure on Stage 2 of the mine development.

In the six month period to 30 June 2014, Moolarben achieved ROM coal production of 4.40Mt and total saleable coal of 3.29Mt, and total capital expenditure was A$17.5 million (all on a 100% basis).

The 2014 focus at Moolarben is and has been cost control and facilitating Stage 2 development approvals. The production outlook for 2014 remains approximately 8.3Mt ROM coal, delivering, 6.1 – 6.2Mt of saleable coal production. Over time, operating costs are expected to increase as a function of a higher strip ratio, however Moolarben will remain a low cost coal mining operation.

Projects and Permitting

The NSW Planning Assessment Commission (**PAC**) has approved the Stage 1 Modification 9 for Moolarben subject to conditions. This modification approves the extraction of an additional 30Mt of ROM coal over the life of the mine by extending the footprint of the open cut operation.

A public hearing for the Stage 2 expansion project (comprising Open Cut 4, Underground 1 and Underground 2 mines) was conducted on 26 February 2014 and subsequently the PAC submitted a review report to the Department of Planning and Environment (NSW) dated 28 May 2014. Yancoal submitted a response to the PAC's review report on 7 July 2014 and the Department of Planning and Environment (NSW) is currently finalising its Final Assessment Report.

Ashton Mine

Background

Ashton is located 94 kilometres north-west of Newcastle and produces an export metallurgical coal product. Yancoal acquired an initial 60% interest in Ashton as part of its acquisition of Felix Resources in 2009 and then purchased a further 30% interest in 2011. Yancoal has recently acquired the remaining 10% interest, and currently the Ashton coal mine is 100% owned by Yancoal. This acquisition completed on 30 September 2014 for a purchase price of A$17.9 million (after adjustments).

The Ashton mine operations comprise both an operating underground mine and a potential open-cut mine development at the South-East Open-Cut area (**SEOC**). The SEOC project is a proposed new open cut pit with an extraction rate of up to 3.6Mtpa ROM coal after an initial ramp-up period. This project remains under evaluation by Yancoal and any development will be subject to market conditions and receipt of necessary regulatory and third party approvals.

Ashton has an established rail loadout, with sufficient rail capacity and port entitlements.

The Ashton mine site (open cut and underground) has Reserves of 56.1Mt and a Resource of 268.0Mt[15].

11 Yancoal has requested that this be varied to 8.3Mtpa for calendar 2014 only, based on a change in reporting period.
12 Reported in accordance with JORC 2004. Refer to Section 5.2.2 and the risk factors at Sections 7.3.11 and 7.3.12 for further information.
13 Moolarben's annual ROM coal capacity limit of 8.0Mtpa is reported from 1 September to 31 August the following year. Moolarben's ROM coal production of 8.39Mt represents production during the 2013 calendar year and not its annual ROM coal capacity limit.
14 This chart outlines the historical ROM coal production at Moolarben on a 100% basis.
15 Reported in accordance with JORC 2012. Refer to Section 5.2.2 for further information.

66 Yancoal Subordinated Capital Notes

5 About Yancoal and the Issuer
Continued

Production
Mine production in 2013 was below target, predominantly due to challenging mining conditions in one of the longwall panels. ROM coal production was 2.75Mt, 19% higher than in the previous year, while saleable coal production was also 19% higher at 1.29Mt. The 2013 yield, at 47%, was lower than forecast, due to greater than expected dilution issues from the Upper Liddell (ULD) seam which was also thinner than anticipated.

Ashton ROM Production and Saleable Production (100% Basis)[16]


3.0
2.0
1.0
0
Mt
2.2
1.2
2.3
1.1
2.8
1.3
CY2011
CY2012
CY2013
ROM Production
Saleable Production

Capital expenditure was A$20 million in 2013, mainly comprising capitalised development costs.

In the six month period to 30 June 2014, Ashton achieved ROM production of 1.56Mt and total saleable coal of 0.73Mt, and total capital expenditure was A$2.0 million (all on a 100% basis).

Ashton's production outlook for 2014 remains approximately 3.1Mt ROM coal, delivering 1.4 – 1.5Mt of saleable coal production. These production forecasts assume a single scheduled longwall move in the second half of 2014.

Projects and Permitting
SEOC was approved by the PAC in October 2012. However, a merits appeal was lodged in the Land and Environment Court (NSW). The merits appeal was heard between 2 September 2013 and 18 September 2013. On 28 August 2014 the Land and Environment Court (NSW) determined that SEOC is capable of approval, but that the Court requires further information on proposed conditions of approval from the parties before approval orders are made. It is reasonable to expect the Court to deliver its orders granting approval on conditions in the fourth quarter of 2014.

Development of SEOC will be subject to market conditions and receipt of necessary regulatory approvals, including satisfactory resolution of the proceedings described above.

Austar Mine
Background
Austar is located 65 kilometres west of Newcastle and 12 kilometres south west of Cessnock in New South Wales. The underground mine has operated for over 60 years under a number of companies and was purchased by Yancoal in 2004. Following Yancoal's acquisition, Longwall Top Coal Caving (**LTCC**) machines were installed at the mine. Commercial mining by Yancoal began in October 2006. The investment in the LTCC technology allowed increased coal recovery rates from Austar, and therefore significantly improved mine economics. The mine produces export metallurgical coal, and high energy export thermal product.

On 15 April 2014 a tragic underground incident occurred at the Austar coal mine that resulted in two fatalities. Development of new long wall panels has not resumed since the incident, although the relocation of the long-wall miner and associated infrastructure has been completed and Austar has recommenced long-wall mining of the last existing fully developed panel. The Mine Safety Office of NSW Department of Trade and Investment, Regional Infrastructure and Services (**DTIRIS**) is currently investigating the incident.

Austar has an established rail loadout, with sufficient rail capacity and port entitlements.

As at December 2013, Austar had a Reserve of 46.9Mt and a Resource of 215Mt[17].

Production
The Austar coal mine performed below expectations in 2013 due to poor strata conditions from the first longwall panel in the new Stage 3 area. ROM coal production was 1.57Mt, 10% lower than in the previous year, while saleable coal production was 12% lower at 1.29Mt. The 2013 yield was at 82%.

Austar ROM Production and Saleable Production (100% Basis)[18]


2.0
1.5
1.0
0.5
0.0
Mt
1.9
1.6
1.7
1.5
1.6
1.3
CY2011
CY2012
CY2013
ROM Production
Saleable Production

Austar is a relatively deep coal mine. Austar plans to mine coal from the Greta seam ranging in depth from 400 to 600 metres below the surface. In 2013, the mine transitioned to the new Stage 3 area that underpins the future of the operation. This is the result of more than four years' work to bring this new mining area into production and marks a significant milestone for the Austar mine. Planning and investment, including upgraded infrastructure and logistics, has occurred to de-constrain the operation and help achieve more consistent production and minimise risk.

In the first half of 2013, there was a four-month planned outage as the mine shifted production from the mined out Stage 2 to the new Stage 3 area, where longwall production started in June 2013. After setting new ROM coal production records in August and September 2013, difficult roof conditions slowed production later in the year.

Capital expenditure of A$42 million in 2013 included A$10 million associated with the Stage 3 project.

Production for 2014 has been reduced below expectations as a result of the April 2014 fatalities. In the six months to 30 June 2014, Austar achieved production of 0.46Mt ROM coal and total saleable coal of 0.38Mt, with total capital expenditure of A$8.7 million.

16 The chart outlines the historical ROM production at Ashton on a 100% basis.
17 Reported in accordance with JORC 2012. Refer to Section 5.2.2 for further information.
18 The chart outlines the historical ROM production at Austar on a 100% basis

67

Longwall production recommenced in late June 2014, with the final existing fully developed panel expected to provide up to 12 months of production. Austar's production outlook for 2014 remains approximately 1.9Mt ROM coal, delivering 1.5 – 1.6Mt of saleable coal product.

Projects and Permitting
In December 2013, Austar received approval for a modification to its Stage 3 Project, which allows for the extraction of an additional 1Mt ROM coal by extending the length of four longwall panels.

Donaldson Mines

Background
The Donaldson group of mines is made up of three mines historically but currently only one mine, Abel, is operating. The Donaldson group of mines are 100% owned by Yancoal. Abel is located approximately 25 kilometres from the Port of Newcastle. The Abel mine produces export thermal coal product and some export metallurgical product.

Abel is a bord and pillar operation, which uses continuous miners for first workings and secondary extraction. The mine uses existing surface infrastructure and the Bloomfield CHPP, rail loader and rail loop for coal processing and loading where it is processed and loaded for transport by rail to the Port of Newcastle. As at December 2013 the Donaldson group of mines had a Reserve of 136.9Mt and a Resource of 825.0Mt[19].

Production
The Donaldson group of mines transitioned to a lower volume of production in 2013. The Donaldson open cut ceased in April following exhaustion of reserves, while the Tasman underground mine ceased production in July 2013, leaving the Abel underground mine as the sole source of production. Donaldson ROM coal production was 3.19Mt, 8% lower than in the previous year, while saleable coal production was 10% higher at 2.54Mt. Yields were at 80% in 2013.

Donaldson ROM Production and Saleable Production (100% Basis)[20]


4.0
3.0
2.0
1.0
0
Mt
1.4
0.8
3.5
2.3
3.2
2.5
CY2011
CY2012
CY2013
ROM Production
Saleable Production

Capital expenditure of A$6 million in 2013 included capitalised development costs.

In the six month period to 30 June 2014, Abel achieved production of 1.24Mt ROM coal and total saleable coal of 0.98Mt, with total capital expenditure of A$3.5 million.

While most costs remain fixed, a new Abel mine design was implemented in March to maximise opportunities, using three extractors and the existing development fleet to more efficiently share equipment, systems and processes. The 2014 operating focus remains on business improvement, with a production outlook of approximately 2.6Mt ROM, delivering 1.9 – 2.1Mt of saleable coal product.

An exploration program is also underway, to underpin the long term development of the Abel mine.

Projects and Permitting
Development approvals were received in 2013 for the Tasman Extension project and the Abel Modification.

The Tasman Extension project contemplates mining as a bord and pillar operation.

The Abel Modification project is based on greater efficiency of extraction within the existing approved mine footprint through the proposed introduction of conventional longwall and shortwall mining methods.

Yancoal has not committed to development of either of these projects. Neither of these projects currently forms part of Yancoal's production targets.

Yancoal will consider the appropriate time and market conditions to commit to these developments but believes market conditions would need to improve for them to become economic.

Gloucester Basin Mines

Background
Yancoal owns 100% of the Stratford and Duralie mines located in the Gloucester Basin in NSW. Yancoal acquired the mines, which have been operating since 1995, through the 2012 merger with Gloucester Coal. The mines produce a mix of thermal and metallurgical coal.

The Stratford open-cut operation is located 95 kilometres north of Newcastle in the Gloucester Basin, with the Duralie open-cut coal mine located 20 kilometres south of the Stratford coal mine. Stratford ceased active mining in July 2014. Extension and continuation of mining in the Stratford area will be considered once approval for the Stratford Extension Project (**SEP**) is granted by the regulators. To optimise the recovery of coal and improve project economics, Duralie coal was blended with other raw coal and washed to produce low ash coking coal and a higher ash thermal coal.

ROM coal is processed at the centralised Stratford CHPP. Historically, the CHPP has blended ROM coals for processing to produce a suite of Gloucester Basin Coal products. Coal is railed via the interstate and Hunter Valley networks to the Port of Newcastle where it has an allocation with PWCS for export.

As at December 2013, the Gloucester Basin (Stratford and Duralie mines) had a combined Reserve of 65Mt and a Resource of 323Mt[21].

Production
Stratford and Duralie mines delivered consistent and reliable production in 2013. Reduced volumes reflected a downsizing of the operation, with ROM coal production 5% lower than in the previous year at 3.47Mt and saleable coal production 6% lower at 2.26Mt. Yields continued at around 65% in 2013[22].

19 Reported in accordance with JORC 2004. Refer to Section 5.2.2 and the risk factors at Sections 7.3.11 and 7.3.12 for further information.
20 The chart outlines the historical ROM production at Donaldson on a 100% basis.
21 Reported in accordance with JORC 2004. Refer to Section 5.2.2 and the risk factors at Section 7.3.11 and 7.3.12 for further information.
22 Stratford's Bowens Road North Pit Reserve was fully mined out in July 2014.

68 Yancoal Subordinated Capital Notes

5 About Yancoal and the Issuer
Continued

Stratford[23] & Duralie ROM Production and Saleable Production (100% Basis)[24]


4.0
3.0
2.0
1.0
0
Mt
3.0
1.9
3.7
2.4
3.5
2.3
CY2011
CY2012
CY2013
ROM Production
Saleable Production

The operation made significant changes in 2013 to adapt to weaker market conditions including lower mining rates, a revised mining contract and reduced rosters.

Capital expenditure of A$14 million in 2013 included A$11 million of capitalised costs for the SEP and exploration.

The staged downsizing of operations at Gloucester continued in the six months to 30 June 2014, with consistent ROM coal production of 1.4Mt and saleable coal production of 1.0Mt. Total capital expenditure was A$1.5 million. Efficiencies continued to be implemented across the Stratford and Duralie mines during the period, with overburden removal and robust CHPP performance delivering above targets.

Production at the Stratford open cut Bowens Road North pit reached the scheduled completion of its economically recoverable ore reserves in July 2014.

The SEP consists of three proposed new open cut pits. Yancoal has not committed to development of SEP and SEP does not currently form part of Yancoal's production targets. Yancoal will consider the appropriate time and market conditions to commit to development but believes market conditions would need to improve for development of SEP to become economic.

Priorities for 2014 remain focused on realising cost reductions and productivity improvements, with a production outlook of approximately 2.4Mt ROM coal, delivering 1.7–1.8Mt of saleable coal product.

An exploration program for the Stratford North mining area is planned for the second half of 2014. The outcome of this program will provide some guidance to potential future development plans for the mine beyond the SEP, which will also depend on and be subject to improved market conditions.

Projects and Permitting
Yancoal's application for approval for the SEP was referred by the NSW Planning Minister to the PAC for review, with a public hearing held on 19 February 2014. The PAC provided its review report to the Department of Planning and Environment (NSW) dated April 2014 and Yancoal submitted a response to that report on 19 June 2014. The Department of Planning and Environment (NSW) is currently finalising its Final Assessment Report.

5.3.2 Queensland Mines

Yarrabee Mine

Background
Yancoal owns 100% of Yarrabee mine located in the Bowen Basin QLD, approximately 150 kilometres west of Rockhampton and 280 kilometres north-west of the Port of Gladstone. The mine consists of a number of open-cut pits and produces low volatile pulverised coal injection (**PCI**) coal.

Coal product is hauled via road to the Boonal load out facility on the Blackwater rail system. Yarrabee has an annual port allocation at RG Tanna and Barney Point. Extra capacity is available at both terminals at no additional commitment. With the completion of WICET (expected to be early 2015) Yarrabee will have 3.2Mtpa of contract port capacity. As there is considerable excess capacity at Port of Gladstone, Yarrabee will be able to ship additional tonnes as and when required.

As at December 2013 the operation had Resources of 177.6Mt and Reserves of 56.9Mt[25].

Production
Higher productivity and new business initiatives delivered improved operating performance in 2013. ROM coal production was 3.67Mt, 16% higher than in the previous year, while saleable coal production was 27% higher at 3.16Mt. The wash plant yield for 2013 was 69%, while the total effective yield (wash plus Bypass) was 81%.

Yarrabee ROM Production and Saleable Production (100% Basis)[26]


4.0
3.0
2.0
1.0
0
Mt
3.1
2.4
3.2
2.5
3.7
3.2
CY2011
CY2012
CY2013
ROM Production
Saleable Production

The Yarrabee mine is currently operating four pits. However, the definition and development of the Yarrabee East North (**YEN**) pit has helped to achieve a step change in the operation by delivering a large volume pit that has underwritten an increase in equipment utilisation and productivity. The YEN pit, which started in the second quarter of 2013, contains approximately half of Yarrabee's Reserves and will be a major product source over its projected life of more than 10 years.

Capital expenditure of A$40 million in 2013 included A$22 million of capitalised costs for the initial box cut at the YEN pit.

Continued cost reductions and increased operational efficiencies at Yarrabee mine generated production gains for the six months to 30 June 2014, with ROM coal production of 1.8Mt and saleable coal production of 1.4Mt.

23 Now closed.
24 The chart outlines the historical ROM production at Stratford and Duralie on a 100% basis. Mining activities at Stratford were halted in July 2014.
25 Reported in accordance with JORC 2004. Refer to Section 5.2.2 and the risk factors at Section 7.3.11 and 7.3.12 for further information.
26 The chart outlines the historical ROM production at Yarrabee on a 100% basis.

69

Improved stockpile management and coal processing activities influenced cost reductions across the operation, with sustained high mining excavator productivity achieving record overburden movement in May 2014. Total capital expenditure for the six months to 30 June 2014 was A$9.7 million.

Successful mining of the YEN pit continues to provide continued growth and delivery options for the Yarrabee mines, acting as the major product source for this operation as the smaller DOM 1 pit approaches the end of its economically recoverable assets. Operations will then shift to the DOM 2 North open cut pit.

Yarrabee's 2014 production outlook remains approximately 3.8Mt ROM coal, delivering 3.1-3.3Mt of saleable coal product.

Projects and Permitting
Capital projects targeted for 2014 include a box cut for the DOM 2 pit.

Middlemount
Background
The Middlemount Mine is an open-cut mine located 90 kilometres north-east of Emerald in the Bowen Basin QLD. Yancoal has a slightly less than 50% (49.9997%) shareholding in the Middlemount Coal Joint Venture. The mine produces low-volatile PCI coal and semi-hard coking coal for export markets. Yancoal acquired their share in the mine, which has been operating since 2011, through the merger with Gloucester Coal. Coal produced from the Middlemount Mine is exported through the Abbot Point Coal Terminal, where it has 3.4Mt p.a. contracted capacity.

As at December 2013 the site had Resources of 129.8Mt[27] and Reserves of 89.8Mt[28].

Production[29]
In 2013, its second full year of operation, Middlemount started to deliver to design. Over the course of 2013, production and key performance metrics from Middlemount continued to improve as the operation fully recovered from the impacts of heavy rain and flooding in the first half of the year. The move to owner operator status completed in June 2013 has delivered significant benefits. ROM coal production was 3.96Mt, reflective of the ramp-up and 78% higher than in the previous year, while saleable coal production was 66% higher at 2.87Mt. The 2013 yield was in line with expectations at 75%.

Middlemount ROM Production and Saleable Production (100% Basis)[30]



5.0
4.0
3.0
2.0
1.0
0
Mt
0.7
0.5
2.2
1.7
4.0
2.9
CY2011
CY2012
CY2013
ROM Production
Saleable Production

In the first half of 2013, mining operations transitioned from the use of a mining contractor to an owner operator mining model, with the transition completed in June 2013. Owner operator mining has enabled greater control, which has resulted in improvements in safety performance, mine planning and productivity. With a stronger second half performance, the mine delivered record annual production and record safety results while achieving 24% savings in site FOR costs. Capital expenditure was A$12 million in 2013 (on a 100% basis).

In the six month period ending 30 June 2014, Middlemount achieved ROM production of 2.0Mt and total saleable coal of 1.5Mt, and total capital expenditure was A$14.2 million (on a 100% basis).

The focus for 2014 remains on the implementation of operational efficiencies, increasing ROM production via a reduced strip ratio and an increase in overburden extraction rates. Production outlook for the year remains positive, pending weather impacts, with approximately 5.1Mt ROM coal, delivering 3.6 – 3.8Mt of saleable coal product.

Projects and Permitting
The 2013 approval of the 13 Mile Creek Diversion was strategically important and will allow access to lower-strip ratio coal and ensuing lower-cost coal from 2014 onwards.

5.4 Exploration Project

5.4.1 Monash

Monash (underground Longwall opportunity) is a prospective export coking/thermal exploration project, consisting of two exploration licences strategically located near existing infrastructure in the Hunter Valley, NSW. Monash is 12 kilometres from the main rail line and 95 kilometres from Port of Newcastle.

As at 31 December 2013, Monash has Resources of 604.8Mt[31].

5.5 Infrastructure and Logistics

Yancoal's entire product mix is exported primarily to Asian markets through eastern Australian ports. Supply chain infrastructure and its related logistics are an important part of exporting the coal to these markets. Yancoal has sufficient infrastructure access to meet its long term production forecasts and is able to gain additional access if required.

5.5.1 Ports

Yancoal's production output in the next five years remains well supported by port capacity.

NCIG Coal Terminal (Yancoal 27.0%): Yancoal is one of five shareholders involved in the NCIG export coal terminal in Newcastle, NSW. Yancoal has a 27% ownership interest with an allocation of approximately 14.6Mtpa (100% basis). A number of Yancoal's mines currently use the facility to load coal, with the Moolarben mine being the largest Yancoal user of the terminal.

WICET (Yancoal 5.6%): WICET is located in Gladstone, QLD. Yancoal is one of eight owners (the other owners are Aquila Resources, Bandanna Energy, Caledon Coal, Cockatoo Coal, Northern Energy Corporation, Wesfarmers Curragh and Glencore) of Stage One of the project, which will have a capacity of 27Mtpa and is due to be completed in early 2015. Yancoal's share of Stage One is 1.5Mtpa, which has been allocated to the Yarrabee Mine. Yancoal's interests comprise 5.6% of Stage One of the project.

Both NCIG and WICET are 100% debt financed with the financing underwritten by long-term take-or pay contracts with the shareholders.

27 No depletions for production have been applied to resource since the JORC report date. The reported resources are as per the December 2012 totals detailed in the report. The depletions will be applied upon update of the JORC resource report.
28 Reported in accordance with JORC 2012. Refer to Section 5.2.2 for further information.
29 Information in this section is on a 100% basis.
30 The chart outlines the historical ROM production at Middlemount on a 100% basis.
31 Reported in accordance with JORC 2004. Refer to Section 5.2.2 and the risk factors at Section 7.3.11 and 7.3.12 for further information.

70 Yancoal Subordinated Capital Notes 5 Continued About Yancoal and the Issuer One of the other owners of Stage One of the project, Bandanna Energy, has recently gone into administration. This is not expected to affect the viability of WICET. PWCS: Yancoal currently has take-or-pay contracts with PWCS for the export of coal through the terminals at Newcastle, NSW. The contracts are allocated to each of the Ashton, Austar, Donaldson, Gloucester Basin (Stratford and Duralie) and Moolarben mines. Yancoal’s port allocation at PWCS is approximately 11.5Mt in 2014 and reducing to 9.1Mt in 2015 (100% basis). RG Tanna Coal Terminal (RGT): Yarrabee has an allocation to ship 1.7Mtpa through the Port of Gladstone. Abbot Point Coal Terminal (APCT): Middlemount has a long-term contract to ship 3.4Mtpa through the Abbot Point Port. 5.5.2 Rail Yancoal is well supported by rail networks to transport product from mine to port. The Hunter Valley Coal Chain in NSW supports the existing operations as well as potential future growth projects for Moolarben, Austar, Ashton, Stratford and Duralie and Donaldson. Coal is railed to PWCS and NCIG. The Blackwater System in Queensland supports the existing operational plans for Yarrabee. Additional above rail capacity to support Yarrabee’s growth plans is currently available should they proceed. Coal is currently railed to the Port of Gladstone. The Goonyella System in Queensland supports the existing operational plans, in full, for Middlemount. 5.5.3 Take or Pay The cost of the infrastructure that supports Yancoal’s supply chain is significant. Producers generally require take-or-pay (TOP) contracts to access long-term port and rail capacity. As a result, Yancoal and its predecessor businesses, made contractual commitments to ensure long-term strategic access to the coal chain. Under these contracts Yancoal pays a fixed amount regardless of whether or not any coal is actually transported. A consequence of this is that Yancoal has substantial port and rail capacity contracted into the future, which is currently in excess of its production profile. These take-or-pay commitments are estimated to total around A$316 million in excess of Yancoal’s expected access requirements for the 5-year period ending 31 December 2018. There is both a short-term and a long-term focus in reducing Yancoal’s excess port and rail commitments. However, with most coal suppliers presently holding contracts in excess of requirements, potential for transfer of ToP commitments is limited. Yancoal aims to reduce its ToP exposure by trading between sites and with other users. In the longer term, Yancoal’s planned Moolarben Stage 2 expansion will contribute to rebalancing the mine and logistics equation. 5.6 Marketing and sales arrangements 5.6.1YancoalIn-HouseMarketingTeam Yancoal has an experienced in-house team responsible for marketing and the co-ordination of marketing of its coal for all mine sites. In addition, there are certain third party marketing arrangements applicable to certain mine sites (see below). 5.6.2NobleMarketingArrangements Gloucester Coal entered into a Marketing Services Agreement with Noble and Noble Marketing in connection with Gloucester Coal’s acquisition of 100% of Noble’s interest in the Donaldson Mine (prior to the Yancoal and Gloucester merger in 2012). The Marketing Services Agreement appoints Noble Marketing to provide, as and when required by Gloucester Coal, long-term international marketing services, advice and information from time to time in relation to the sale and marketing of: • coal mined from a mine in NSW owned either solely, partly or through a joint venture by the Gloucester Group (in proportion to Gloucester’s underlying share or entitlement to coal produced from that mine) and exported from the Port of Newcastle; • coal exported from the Port of Newcastle by a third party whose ownership of the mine from which the coal was mined arose through the Gloucester Group; • coal exported from the Port of Newcastle by a third party using facilities provided by the Gloucester Group or its related bodies corporate or third party coal purchased by Gloucester Coal or its related bodies corporate for the sole or dominant purpose of blending and sale by way of export by ship from the Port of Newcastle; and • in all cases including such coal or third party coal sold to the Noble Group, (together, Export Coal). These arrangements now fall under Yancoal as a consequence of the merger with Gloucester Coal. This appointment of Noble Marketing does not preclude Yancoal using its own internal resources instead of Noble Marketing but is otherwise exclusive, with the exception of other pre-existing exclusive marketing arrangements entered into by members of the Gloucester Group. The marketing services fee to be provided for Noble Marketing’s services is to be calculated at a rate of 2% multiplied by: • the actual sales of Export Coal to a maximum of 8.25 Mtpa of Export Coal in excess of 3.5 Mtpa; and • the volume weighted average gross sales price per tonne FOBT Port of Newcastle (less adjustment for quality standards and specifications) in respect of sales of the Export Coal, (the Noble Marketing Services Fee). The Marketing Services Agreement will expire on 31 December 2040. In addition the Gloucester Basin assets, Stratford and Duralie, pay marketing commissions of the higher of 0.5% or US$0.40 for coking coal and 0.5% of thermal coal to Itochu in respect of coal sales to Japan. This arrangement expires in July 2015.

71

5.6.3 Moolarben

Moolarben Coal Sales, a wholly owned subsidiary of Yancoal, is the exclusive marketing agent for coal produced by the Moolarben Joint Venture. Under the terms of the Moolarben Japan Marketing Agency Agreement (dated 21 September 2007), Sojitz has the exclusive marketing rights in respect of all coal produced by the Moolarben Joint Venture which is sold to certain entities in Japan. Under the terms of the Korean Marketing Representative Agreement (dated 25 February 2008), Hanwha Corporation Limited has exclusive marketing rights in Korea and non-exclusive marketing rights in respect of all coal produced by the Moolarben Joint Venture.

5.6.4 Ashton

Ashton Coal Mines Limited (**ACM**), a wholly owned subsidiary of Yancoal, is the exclusive marketing agent for coal produced by Ashton. Under the terms of a Market Representation Agreement between ACM and Itochu (restated on 30 September 2014), Itochu has exclusive marketing rights in Japan in respect of coal produced by the Ashton Coal Joint Venture. Itochu has retained these exclusive marketing rights following completion of Yancoal's acquisition (via its wholly owned subsidiary, White Mining (NSW) Pty Ltd) of the outstanding interests in the Ashton coal mine.

5.7 Strategy

Yancoal has embarked on a staged response to current market conditions that involves a two staged transformation of Yancoal through an initial reorganisation of the management structure followed by a focus on further cost reduction and operational efficiency.

5.7.1 Stage 1: Organisational Restructure

Stage 1 was completed in August 2014, where the key objectives of Stage 1 were:

1. a more direct line of sight from the CEO into the main operating assets;
2. the clustering of the operating mines with a geographical focus on NSW (excluding Moolarben), Moolarben (Mudgee) and Queensland under three Regional General Managers and related regional management and support teams;
3. flattening of the organisational structure; and
4. to establish a national shared service function to deliver low cost "back-office" transactional services.

5.7.2 Stage 2: Cost Reduction and Operational Efficiency

Yancoal continues to have a strong focus on cost reduction and operational efficiency across its business. Stage 2 of the business transformation program involves a renewed focus on reducing costs and maximising the value of existing assets, while managing foreign exchange risk and restructuring the balance sheet to provide a platform for future growth. The following initiatives are currently underway to achieve these aims:

1. maximising Group procurement synergies by leveraging the purchasing power of the Yancoal Group;
2. reducing costs and improving productivity with a continued focus on implementation of "the Yancoal Way" across all mine sites (a continuous improvement focused consistent operating culture based on standardised systems and work practices); and
3. maximising the value received for coal sales through blending, leveraging favourable terms in existing sales contracts and utilising strategic partnerships where appropriate.

5.7.3 Growth Strategy

Yancoal currently has two well established organic growth projects:

- Moolarben Stage 2 Open Cut Expansion (OC 4); and
- Moolarben Stage 2 underground development.

Yancoal's current forecast assumes approval for the Moolarben Stage 2 Expansion in the first quarter of 2015, with first coal from OC 4 in late 2015.

The highest priority of these is the Moolarben Stage 2 Open Cut Expansion (OC4), which will increase ROM production from the open cut up to 13Mtpa.

The next priority is the Moolarben Stage 2 underground development. Current approvals would allow the underground development to add a further 4Mtpa of ROM production from 2016 (and saleable production, given that the coal will not need to be washed).

Despite the decline in coal prices and strong A$, both of these projects would positively contribute to Yancoal's profitability and cash flow.

Other growth options under review include Ashton South East Open Cut and SEP, which are currently in the process of obtaining the necessary regulatory approvals, and the Stratford North Project, which is undergoing an extensive exploration program.

The charts below show Yancoal's forecast ROM and saleable production by mine on an equity basis. The only growth projects currently included in Yancoal's outlook to 2018 are the Moolarben Stage 2 open cut from Q4 2015 and development of the Moolarben underground from 2H 2018 (development coal only in 2018, with longwall production commencing in 2019). No other growth projects are included. The drop in production during 2015 is mainly as a result of the expected discontinuity in longwall production at Austar. 2018 is also forecast to see a drop in production as Duralie reaches the end of its minable reserves.

Yancoal Forecast ROM Production (Equity Basis, including Middlemount)[32]


30
20
10
0
Mt (ROM)
23
21
27
27
25
CY2014
CY2015
CY2016
CY2017
CY2018
Moolarben
Yarrabee
Austar
Ashton
Stratford & Duralie
Donaldson
Middlemount

32 Notes: Data shown for year ending 31 December. These estimates relate to future expectations and therefore are subject to the risk factors set out in Section 7, and involve known and unknown risks and uncertainties. The actual production is likely to vary on an annual basis as a function of supply, demand, other market conditions and, potentially, the impact of one or more of the risks described in Section 7. Forward looking statements are not a guarantee of future performance which may be outside the control of Yancoal. If Yancoal is unable to (i) acquire from relevant third party owners the land over which projected expansion projects are intended to take place; (ii) otherwise reach commercial agreement with relevant land owners regarding the extraction of coal (including as to terms which are commercially acceptable to Yancoal); or (iii) obtain planning permission for the expansion projects (including as to terms which are commercially acceptable to Yancoal) or if Yancoal is otherwise adversely affected by one or more of the applicable risks described in Section 7, there is a risk that such projects will not be able to proceed in their current form. This may have a material adverse effect on the projected production figures.

72 Yancoal Subordinated Capital Notes

5 About Yancoal and the Issuer
Continued

Yancoal's forecast ROM production is based on Reserve estimates (proved ore reserves and probable ore reserves) and Resource estimates (measured mineral resource) in compliance with JORC 2004 or JORC 2012 from operating mine sites only and as summarised in the following table:

Equity Basis	Austar	Ashton	Moolarben	Yarrabee	Stratford & Duralie	Donaldson	Middle-mount	Total
JORC 2004								
Proved ore reserve			43.6	14.7	9.3	12.1	12.8	92.5
Probable ore reserve			0.9	4.4	0.6	1.2	0.1	7.2
Measured resource			0.8	0.0	0.0	0.0	0.0	0.8
JORC 2012								
Proved ore reserve	9.5	10.1						19.6
Probable ore reserve	0.0	4.1						4.1
Measured resource	0.0	0.0						0.0
Total	**9.5**	**14.2**	**45.3**	**19.1**	**9.9**	**13.3**	**12.9**	**124.2**

* The Resources and Reserves estimates above which underpin Yancoal's forecast ROM have been prepared by a Competent Person in accordance with JORC 2004 or JORC 2012 (as applicable). Refer to Section 5.2.2 and the Competent Person's Table at Section 5.2.2 for further information regarding the Competent Person responsible for Resource and Reserve estimates which are used or referenced in this Prospectus.

Yancoal Forecast Saleable Production (Equity Basis, including Middlemount)[33]



30
20
10
0
Mt (Saleable)
17
16
20
20
18
CY2014
CY2015
CY2016
CY2017
CY2018
Moolarben
Yarrabee
Austar
Ashton
Stratford & Duralie
Donaldson
Middlemount

The chart below shows YAL's forecast capital expenditure profile on an equity basis (excluding Middlemount)[34]. The Moolarben Stage 2 open cut expansion represents the majority of forecast capital expenditure during 2014-2016, with capital expenditure for the underground expansion beginning in 2017 and underground development commencing in 2H 2018.

Forecast Capital Expenditure (Equity Basis, excluding Middlemount)[35]



375
300
225
150
75
0
A$m (Nominal)
168
310
136
229
290
CY2014
CY2015
CY2016
CY2017
CY2018

33 Notes: Data shown for year ending 31 December. These estimates relate to future expectations and therefore are subject to the risk factors set out in Section 7, and involve known and unknown risks and uncertainties. The actual production is likely to vary on an annual basis as a function of supply, demand, other market conditions and, potentially, the impact of one or more of the risks described in Section 7. Forward looking statements are not a guarantee of future performance which may be outside the control of Yancoal. If Yancoal is unable to (i) acquire from relevant third party owners the land over which projected expansion projects are intended to take place; (ii) otherwise reach commercial agreement with relevant land owners regarding the extraction of coal (including as to terms which are commercially acceptable to Yancoal); or (iii) obtain planning permission for the expansion projects (including as to terms which are commercially acceptable to Yancoal) or if Yancoal is otherwise adversely affected by one or more of the applicable risks described in Section 7, there is a risk that such projects will not be able to proceed in their current form. This may have a material adverse effect on the projected production figures.

34 Middlemount is accounted for in Yancoal's financial statements using the Equity Method.

35 Notes: Data shown for year ending 31 December. These estimates relate to future expectations and therefore are subject to the risk factors set out in Section 7, and involve known and unknown risks and uncertainties. The actual production is likely to vary on an annual basis as a function of supply, demand, other market conditions and, potentially, the impact of one or more of the risks described in Section 7. Forward looking statements are not a guarantee of future performance which may be outside the control of Yancoal. If Yancoal is unable to (i) acquire from relevant third party owners the land over which projected expansion projects are intended to take place; (ii) otherwise reach commercial agreement with relevant land owners regarding the extraction of coal (including as to terms which are commercially acceptable to Yancoal); or (iii) obtain planning permission for the expansion projects (including as to terms which are commercially acceptable to Yancoal) or if Yancoal is otherwise adversely affected by one or more of the applicable risks described in Section 7, there is a risk that such projects will not be able to proceed in their current form. This may have a material adverse effect on the projected capital expenditure.

73

5.8 Debt Structure

5.8.1 Yancoal debt profile as at 30 June 2014

(a) Debt facilities

As at 30 June 2014, Yancoal and its subsidiaries held the following debt facilities:

Facility	Lender	Borrower/ Guarantor	Amount outstanding (at 30 June 2014)	Maturity	Security	Repayment instalment dates (if applicable)	Repayment instalment amounts (if applicable)
BOC Facilities							
US$2,900,000,000[36] syndicated facility agreement (**BOC Syndicated Facility**)	Bank of China Limited (**BOC**) China Construction Bank Corporation (**CCBC**) China Development Bank Corporation (**CDBC**)[37]	**Borrower:** Yancoal **Guarantor:** Yanzhou	US$99,310,344.84	16 Dec 2019	Unsecured	16 December 2014	US$99,310,344.84 (payable to CDBC)[38]
			US$300,000,000			16 June 2017	US$300,000,000 (being US$276,923,076.92 payable to BOC and US$23,076,923.08 payable to CCBC)
			US$569,655,172.42			16 December 2017	US$569,655,172.42 (being US$525,835,543.78 payable to BOC and US$43,819,628.64 payable to CCBC)
			US$300,000,000			16 June 2018	US$300,000,000 (being US$276,923,076.92 payable to BOC and US$23,076,923.08 payable to CCBC)
			US$569,655,172.42			16 December 2018	US$569,655,172.42 (being US$525,835,543.78 payable to BOC and US$43,819,628.64 payable to CCBC
			US$300,000,000			16 June 2019	US$300,000,000 (being US$276,923,076.92 payable to BOC and US$23,076,923.08 payable to CCBC)
			US$560,689,655.16			16 December 2019	US$560,689,655.16 (being US$517,559,681.68 payable to BOC and US$43,129,973.48 payable to CCBC)
US$140,000,000 bilateral facility agreement (**BOC Bilateral Facility**)	Bank of China Limited	**Borrower:** Yancoal **Guarantor:** Yanzhou	US$45,000,000	16 Dec 2019	Unsecured	16 December 2017	US$45,000,000
			US$45,000,000			16 December 2018	US$45,000,000
			US$50,000 ,000			16 December 2019	US$50,000,000

36 As a result of repayments, this facility is now US$2,600,000,000.
37 Amounts owing to CDBC have been repaid.
38 This was repaid on 25 July 2014.

74 Yancoal Subordinated Capital Notes

5 About Yancoal and the Issuer
Continued

Facility	Lender	Borrower/ Guarantor	Amount outstanding (at 30 June 2014)	Maturity	Security	Repayment instalment dates (if applicable)	Repayment instalment amounts (if applicable)
ICBC Facilities							
A$13,342,320 and US$17,852,400 bank guarantee	Industrial and Commercial Bank of China Limited (**ICBC**)	**Borrower:** Yancoal		30 June 2015	Secured by a right of set-off over deposits lodged by Yancoal with ICBC	–	–
A$17,713,080 and US$23,700,600 bank guarantee	ICBC	**Borrower:** Yancoal		30 June 2015	Secured by a right of set-off over deposits lodged by Yancoal with ICBC	–	–
A$20,000,000	ICBC	**Borrower:** Yancoal		31 Oct 2017	Secured by a right of set-off over deposits lodged by Yancoal with ICBC	–	–
Shareholder Loans[39]							
US$720,000,000 loan agreement	Yancoal International Resources Development Co Limited (a Yanzhou subsidiary)	**Borrower:** Yancoal	US$170,000,000 US$550,000,000	12 May 2017 12 May 2022	Unsecured		
US$296,000,000 loan agreement	Yanzhou	**Borrower:** Yancoal	US$97,200,000 US$99,300,000 US$99,500,000	20 Dec 2016 20 June 2017 24 Dec 2017	Unsecured		
US$250,000,000 loan agreement	Yanzhou	**Borrower:** Yancoal	US$150,000,000 US$100,000,000	25 May 2019	Unsecured		
US$300,000,000 loan agreement	Yancoal International (Holding) Co Limited (a Yanzhou subsidiary)	**Borrower:** Yancoal	US$300,000,000	30 August 2016	Unsecured		
US$300,000,000 loan agreement	Yancoal International (Holding) Co Limited (a Yanzhou subsidiary)	**Borrower:** Yancoal	US$100,000,000	16 March 2017	Unsecured		
US$250,000,000 loan agreement	Yancoal International (Holding) Co Limited (a Yanzhou subsidiary)	**Borrower:** Yancoal	US$250,000,000	20 June 2016	Unsecured		

39 After the repayment of US$1.8 billion of Shareholder Loans from the Offer proceeds, the only senior debt owing under the Shareholder Loans will be US$116 million under the US$720,000,000 loan agreement due to mature on 27 August 2022.

75

Facility	Lender	Borrower/ Guarantor	Amount outstanding (at 30 June 2014)	Maturity	Security	Repayment instalment dates (if applicable)	Repayment instalment amounts (if applicable)
Komatsu Facility							
A$51,437,404 master hire agreement[40]	Komatsu Australia Corporate Finance Pty Limited **(Komatsu)**	**Borrower:** Yancoal	A$40,111,195.88	Sep 2017 to April 2018	Secured by registered purchase money security interests granted by Yancoal, Yarrabee and Austar Coal in favour of Komatsu	–	–
CBA/Westpac Facility							
A$300,000,000 facility agreement	Commonwealth Bank of Australia and Westpac Banking Corporation	**Borrower:** Yancoal Resources Limited **(YRL)**		30 Sep 2016	Secured by general security deeds, mortgages over shares and mortgages over mining tenements granted by Yancoal and certain of its subsidiaries	–	–
ANZ Gloucester/Duralie Facility							
US$33,000,000 corporate chattel mortgage facility	Australia and New Zealand Banking Group Limited **(ANZ)**	**Borrower:** Gloucester Coal and Duralie Coal Pty Ltd **(Duralie)**	US$12,881,532.44	17 March 2017	Secured by a chattel mortgage granted in favour of ANZ from time to time by Gloucester Coal and Duralie	–	–
ANZ Middlemount Facility							
US$35,000,000 revolving facility agreement	ANZ	**Borrower:** Middlemount Coal Pty Ltd		12 May 2015	Secured by a featherweight general security agreement and a specific security agreement granted by Middlemount in favour of ANZ	–	–
Bradken Facility							
A$7,735,288 leasing agreement	Bradken Finance Pty Limited	**Borrower:** Duralie	A$5,354,000.04	15 May 2019	Secured by a registered purchase money security interest granted by Duralie in favour of Bradken Resources Pty Limited	–	–

40 Under the terms of this facility, Yancoal may enter into separate finance lease arrangements as agent for its subsidiaries, but Yancoal remains liable under each subsidiary finance lease for any breach by the subsidiary (the relevant subsidiary is also liable). Yancoal has entered into 13 such finance leases, 3 as agent for Austar Coal Mine Pty Ltd ACN 111 910 822 (**Austar Coal**) and 10 as agent for Yarrabee Coal Company Pty Ltd ACN 010 849 402 (**Yarrabee**).

76 Yancoal Subordinated Capital Notes 5 Continued About Yancoal and the Issuer (b) Financial covenants Each debt finance facility agreement contains representations, warranties and undertakings. The undertakings include, for example, information reporting requirements, undertakings in respect of each borrower’s other financial arrangements, undertakings in relation to the disposal of assets and the granting of security, and the financial covenants described below. Financial covenants The debt finance facility agreements set out below are subject to financial covenants. The relevant financial covenants are:41 (1) BOCFacilities: Under the BOC Facilities, Yancoal must have: (A) an interest cover ratio (calculated as EBITDA for the 12 month period divided by interest expense for the 12 month period) of no less than 1.15 on 30 June 2015 (and as at the last day of each financial half year thereafter); (B) a consolidated net worth of no less than A$1.6 billion after adjusting for certain unrealised foreign exchange impacts, on 31 December 2014 (and as at the last day of each financial half year thereafter); and (C) a gearing ratio (calculated as the consolidated net indebtedness of Yancoal and its subsidiaries, after adjusting for certain unrealised foreign exchange impacts, divided by the consolidated net indebtedness plus the consolidated net worth of Yancoal and its subsidiaries) of no more than 0.80 on 31 December 2014 (and as at the last day of each financial half year thereafter). As part of the arrangements established for the Offer, Bank of China has agreed: • to provide a waiver to extend the first test date for the interest cover ratio to 30 June 2016; and • to treat the Subordinated Capital Notes as equity for the purposes of calculating each financial covenant.42 (2) CBA/Westpac Facility: Under the CBA/Westpac Facility, YRL must have: (A) net tangible assets of at least A$600,000,000; (B) a ratio of finance debt to EBITDA of less than 3 times; and (C) an interest cover ratio greater than 5 times (calculated as EBITDA divided by the gross interest, fees and other amounts in the nature of, or having a similar effect to, interest relating to the finance debt); and (3) ANZ Gloucester/Duralie Facility: Under the ANZ Facility, Gloucester Coal Limited and Duralie Coal Pty Ltd must each ensure that: (A) its debt to EBITDA ratio does not exceed 3:1 for the 12 month period ending on the last day of each financial year and half year; and (B) its interest cover ratio is not less than 3:1 for the 12 month period ending on the last day of each financial year and half year (calculated as EBITDA divided by total interest expense of the borrowers and their subsidiaries). 41 More detail in relation to covenant calculations, see Section 6.4. 42 See Section 5.8.3(b) for further information. (a) 5.8.2YanzhoucommitmentsinrelationtotheOffer Yanzhousubscriptioncommitment Yanzhou has committed to subscribe for its full pro rata share of Subordinated Capital Notes under the Offer based on its shareholding at the Record Date (and no more), equating to a subscription of US$1.8 billion. Yanzhou’s subscription commitment is subject to the following conditions: (1) Yancoal committing to repay Yanzhou and its subsidiaries US$1.8 billion in shareholder loans from the proceeds of the Offer; (2) Yanzhou obtaining the necessary shareholder and regulatory approvals for it to subscribe for its full pro rata entitlement of Subordinated Capital Notes under the Offer. The remaining regulatory approvals required from Yanzhou in order to subscribe under the Offer comprise approvals from the National Development and Reform Commission, the Ministry of Commerce and the State Authority for Foreign Exchange (each being a regulatory agency of China). Yanzhou intends to have an extraordinary general meeting of Yanzhou shareholders on or around 12 December 2014 to provide the necessary shareholder approvals that Yanzhou requires in connection with the Offer and the Yanzhou financial support (see below). Yanzhou’s majority shareholder Yankuang Group Company Limited has committed to Yancoal to vote in favour of those resolutions. (b) A$1.4 Billion Facility Yanzhou financial support As part of the arrangements established for the Offer, Yanzhou has agreed to provide to Yancoal additional subordinated financial support of up to A$1.4 billion by way of a committed funding facility (A$1.4 Billion Facility). The key terms are as follows: (1) status and ranking: unsecured, subordinated obligation ranking behind the BOC Facilities, other Senior Ranking Obligations and the Subordinated Capital Notes; (2) purpose: for general corporate purposes, including without limitation, to fund Yancoal’s operating losses, working capital requirements, capital expenditure and interest payments during that period; (3) interest: interest will be payable on amounts drawn under the facility semi-annually in arrears on each distribution payment date at a rate of 7% per annum from the date of the facility agreement to the First Reset Date and the Market Rate plus the margin from the First Reset Date until the Final Maturity Date (where the margin is 7% minus the Market Rate as at the date of the facility agreement). Payments of interest are only permitted if all distributions on the Subordinated Capital Notes have been paid (and if permitted under the BOC Facilities); (4) repayment: Yanzhou cannot require repayment of the facility within the first five years. Repayments of principal between five and ten years are not permitted unless: • payment is made out of free cashflow; or • payment is made from proceeds of replacement debt (where Yancoal would comply with the covenants under its main banking facility); or • payment is made from proceeds of an ordinary share issue (or other subordinated security issue that ranks behind BOC and the Subordinated Capital Notes and has similar redemption/repayment restrictions to Subordinated Capital Notes); or

• the Subordinated Capital Notes have been fully redeemed or converted, or all Subordinated Capital Notes have received a resale offer, whether or not they have accepted it; or • the repayment is approved by a Special Resolution of Subordinated Capital Notes Noteholders; (5) maturity date: the date which is 9 years and 360 days after the date of the facility agreement between Yanzhou and Yancoal evidencing the facility. Distribution Facility As part of the arrangements established for the Offer, Yanzhou has also agreed to provide additional funding to Yancoal of up to US$807 million43 by way of a committed funding facility. The key terms are as follows: (1) status and ranking: unsecured, subordinated obligation ranking behind the BOC Facilities and other Senior Ranking Obligations and equally with the Subordinated Capital Notes; (2) purpose: to fund Distributions on the Subordinated Capital Notes for the first five years to the extent that Yancoal has insufficient cashflow to fund those Distributions; (3) interest: interest will be payable on amounts drawn under the facility semi-annually in arrears on each distribution payment date at a rate of 7% per annum from the date of the facility agreement to the First Reset Date and the Market Rate plus the margin from the First Reset Date until the Final Maturity Date (where the margin is 7% minus the Market Rate as at the date of the facility agreement). Payments of interest are only permitted if all distributions on the Subordinated Capital Notes have been paid (and if permitted under the BOC Facility); (4) repayment: Yanzhou cannot require repayment of the facility within the first five years. Repayments of principal between five and ten years are not permitted unless: • payment is made out of free cashflow; or • payment is made from proceeds of replacement debt (where Yancoal would comply with the covenants under its main banking facility); or • payment is made from proceeds of an ordinary share issue (or other subordinated security issue that ranks behind BOC and the Subordinated Capital Notes and has similar redemption/repayment restrictions to Subordinated Capital Notes); or • the Subordinated Capital Notes have been fully redeemed or converted, or all Subordinated Capital Notes have received a resale offer, whether or not they have accepted it; or • the repayment is approved by a Special Resolution of Subordinated Capital Notes Noteholders; or (5) maturity date: the date which is 9 years and 360 days after the date of the facility agreement between Yanzhou and Yancoal evidencing the facility. 77 Yanzhou Support Yanzhou has agreed that unless revoked by giving not less than 24 months’ notice (or such shorter period as Yancoal may agree), for so long as Yanzhou owns at least 51% of the shares in Yancoal44, Yanzhou will ensure that Yancoal continues to operate so that it remains solvent (Yanzhou Support). The Yanzhou Support may involve participation in capital or debt raising and in that event may, at Yanzhou’s option, be provided in the form of debt or equity and will be subject to Yancoal having received all necessary shareholder and regulatory approvals (including, but not limited to, applicable approvals under the Corporations Act and ASX Listing Rules) which are required for the provision of such financial support. Further, Yanzhou must fulfil all necessary approval procedures and disclosure obligations in accordance with the regulatory requirements of its places of listing. The commitment given by Yanzhou to Yancoal, that Yanzhou will ensure that Yancoal continues to operate so that it remains solvent, is similar to reflect an undertaking given by Yanzhou to FIRB on 8 December 2013 (FIRB Undertaking) (except that the commitment given to Yancoal is revocable on 24 months’ notice). The FIRB Undertaking (which is given to FIRB rather than Yancoal) states that, for so long as Yanzhou continues to own at least 51% of the shares in Yancoal, Yanzhou will ensure that Yancoal continues to operate so that it remains solvent, and is given to the extent of Yanzhou’s power as a controlling shareholder (and subject to matters which under the Corporations Act or ASX Listing Rules may require minority shareholder or other approval). Yanzhou’s commitment to subscribe under the Offer is illustrative of one type of support that could be offered by Yanzhou pursuant to the Yanzhou Support or the FIRB Undertaking. Conditions The A$1.4 Billion Facility, Distribution Facility and Yanzhou Support are each conditional on: • the Offer proceeding and raising at least US$1.8 billion; • Yancoal repaying to Yanzhou US$1.8 billion in respect of the Shareholder Loans from the proceeds of the Offer; and • Yanzhou obtaining the necessary shareholder and regulatory45 approval for providing the above financial support (refer to Section 5.8.2(a) for further information on Yanzhou’s shareholder approval). Other arrangements Yanzhou has confirmed to Yancoal that its current intention is to convert such number of Subordinated Capital Notes as may be necessary to ensure that Yanzhou retains a percentage holding of Yancoal Ordinary Shares of not less than 51%. Yanzhou has committed to Yancoal to immediately notify ASX and Yancoal if it ceases to hold this intention. Yanzhou has committed to Yancoal to immediately notify the ASX and Yancoal of any change in its holding of Subordinated Capital Notes. Yancoal will ensure ASX notification occurs once Yancoal becomes aware of these matters. 43 The final size of the Distribution Facility is based on the total amount of Subordinated Capital Notes subscribed for. 44 Yanzhou has confirmed to Yancoal that it currently intends to retain a percentage holding of Yancoal Ordinary Shares of at least 51%, and that it will inform Yancoal and ASX if that intention changes. 45 No regulatory approvals are required for Yanzhou’s entry into the A$1.4 Billion Facility, Distribution Facility and Yanzhou Support. However, State Authority for Foreign Exchange (SAFE) approvals may be required for drawings under the A$1.4 Billion Facility and the Distribution Facility if the drawn funds are sourced from within China. Additional regulatory approvals may be required for any financial support provided under the Yanzhou Support depending on the form and terms of that funding and source of funds.

78 Yancoal Subordinated Capital Notes 5 Continued About Yancoal and the Issuer Compulsory acquisition undertaking In connection with the Offer, Yanzhou has irrevocably undertaken to Yancoal that if, on or before the First Reset Date, Yanzhou, or an associate of Yanzhou, lodges a notice with ASIC seeking to exercise a power of compulsory acquisition of Subordinated Capital Notes pursuant to Part 6A.2 of the Corporations Act (Compulsory Acquisition Notice), Yanzhou will ensure that the consideration payable to holders of those Subordinated Capital Notes for the compulsory acquisition of those notes will be a cash amount per Subordinated Capital Note which is not less than the greater of: • an amount equal to the Redemption Amount that would be payable to the holders in respect of each of their Subordinated Capital Notes were the Subordinated Capital Notes being redeemed on the date on which the acquisition pursuant to the Compulsory Acquisition Notice is to occur (such date being the acquisition date specified by Yanzhou at the time the Compulsory Acquisition Notice is dispatched to holders of the Subordinated Capital Notes) (the Relevant Date), where such Redemption Amount is determined in accordance with the terms of issue of the Subordinated Capital Notes, and • the ‘make whole’ amount, being an amount per Subordinated Capital Note determined as: (1) the present value as at the Relevant Date of the Face Value that would be due on the First Reset Date assuming the Subordinated Capital Notes were to be redeemed on that date, plus (2) the sum of the present values as at the Relevant Date of all Distributions that would otherwise be due to be paid on the Subordinated Capital Notes from the Relevant Date through to (and including) the First Reset Date assuming no such Distributions were deferred, in each case both (1) and (2) discounted to the Relevant Date on a semi-annual basis (assuming a 360-day year) at the reinvestment rate46. 5.8.3 (a) Bank of China syndicate’s extension and waiver Extension of BOC Syndicated Facility Bank of China and China Construction Bank have agreed to extend each repayment instalment date under the BOC Syndicated Facility by three years in respect of each respective repayment instalment amount payable to Bank of China and China Construction Bank (see table above in Section 5.8.1). These commitments are conditional on: i. the Offer proceeding and raising at least US$1.8 billion; ii. Yancoal applying at least US$1.8 billion to reduce the Shareholder Loans; iii. the Subordinated Capital Notes, the Subordinated Guarantee and the intercompany loan agreement between the Issuer and Yancoal at all times being fully subordinated to the BOC Facilities; iv. the Subordinated Capital Notes at all times being categorised as equity under Australian IFRS and any other applicable accounting and taxation rules, regulations and standards; v. execution of formal amending documentation to the BOC Facilities before 31 December 2014; vi. no event of default under the BOC Facilities subsisting both at the time that the formal amending documentation is entered into and at the date that documentation becomes effective; vii. each lender under the BOC Facilities being satisfied with the final terms of the Subordinated Capital Notes; viii. on and from 1 January 2015: a) Yancoal maintaining an account with Bank of China (which will secure the BOC Facilities) with a daily average deposit balance of not less than US$50 million, and a month end balance of not less than US$100 million; and b) Yancoal or Yanzhou maintaining another account with Bank of China (which will secure the BOC Facilities) with a daily average deposit balance of not less than US$50 million, and a month end balance of not less than US$50 million; ix. the interest margin under the BOC Syndicated Facility on each repayment instalment amount being extended increasing to 5.00% per annum, effective from the date the relevant repayment instalment was otherwise due to mature; x. payment by Yancoal of an extension fee of 0.20% on the relevant repayment instalment on the date the relevant repayment instalment was otherwise due to mature and at each anniversary date of that maturity date; xi. on or before the date which is 2 months before the expiry of any existing guarantee or standby letter of credit, Yancoal must provide or procure the provision of a replacement guarantee or standby letter of credit to the lenders under the BOC Syndicated Facility in a minimum amount as agreed with those lenders; xii. in the event of early prepayment, an early prepayment and break fee will be payable in the amount of 1.00% of the prepayment amount (where the prepayment occurs before the first anniversary of the date the amendments to the BOC Syndicated Facility become effective) or 0.75% of the prepayment amount (where the prepayment occurs after the first anniversary but before the second anniversary of the date the amendments to the BOC Syndicated Facility become effective); xiii. each of Yancoal and the Issuer undertaking that it will not, and procure that the Issuer will not, amend or seek any amendments to the terms of issue of the Subordinated Capital Notes or any transaction document relating to them, except with the prior written consent of the lenders under the BOC Facilities; xiv. Yancoal and the Issuer agreeing to defer, and procure that the Issuer will always defer, the payment of the Distributions on the Subordinated Capital Notes and only pay the Distributions with the prior written consent of the lenders under the BOC Facilities, unless no default is continuing, the payment would not cause an event of default to occur and Yanzhou has complied with, and has not withdrawn or terminated the A$1.4 Billion Facility and Distribution Facility; xv. Yancoal agreeing not to make any Distributions if a default is continuing or the payment would cause an event of default to occur; 46 Reinvestment rate is the sum of 1.00 per cent per annum and an ‘adjusted market rate’ on the business day before the date the compulsory acquisition notice is lodged with ASIC (Calculation Date) . The adjusted market rate is the semi-annual swap rate for US$ swap transactions for a period equal to the period from the Calculation Date to the First Reset Date (“Calculation Period”), expressed as an annual rate, as displayed on the Reuters screen “ISDAFIX1” (or any successor page) (the “Screen Page”) under the heading “11:00 AM” (as such heading may appear from time to time) as at 11:00 a.m. New York time on the Calculation Date. In the event that no such rate is displayed for a period equal to the Calculation Period, but such a rate is displayed for periods longer and shorter than the Calculation Period, the adjusted market rate will be the rate which results from interpolating on linear basis between: (i) the rate displayed for the longest period for which such a rate is displayed and which is shorter than the Calculation Period and (ii) the rate displayed for the shortest period for which such a rate is displayed and which is longer than the Calculation Period. In the event that the ‘adjusted market rate’ cannot be determined as above, the adjusted market rate will be determined on the basis of US$ swap rate quotations for a term equal to the Calculation Period commencing on the Calculation Date provided by reference banks to the Issuer on the Calculation Date.

xvi. Yancoal and the Issuer undertaking that: a) it will not, and procure that the Issuer will not, exercise any right that it has to voluntarily redeem all or any part of the Subordinated Capital Notes; and b) it must ensure and procure that the Issuer will ensure that no Restricted Action occurs, except with the prior written consent of the lenders under the BOC Facilities; xvii. Yanzhou undertaking that it must not transfer or sell any Subordinated Capital Notes except with the prior written consent of the lenders under the BOC Facilities, and agreeing to fully subordinate any shareholder loans to Yancoal to the repayment of loans to the lenders under the BOC Facilities;

xviii. the Issuer becoming a party to the amending
documentation and providing such representations
and undertakings as required by the finance parties
under the BOC Syndicated Facility and in form and
substance satisfactory to those finance parties, including,
without limitation:
a) undertakings on the terms set out above; b) a negative pledge that it will not give any security over any of its assets; and c) fully subordinating the Issuer’s rights under the intercompany loan agreement between the Issuer and Yancoal to the BOC Facilities (subject to permitted payments as described above); and xix. Yancoal agreeing to provide Bank of China with the first right, subject to offering reasonable commercial terms, to enter into any hedging arrangements and foreign exchange transactions of Yancoal during the term of the BOC Facilities. (b) Covenant waivers As part of the arrangements established for the Offer, Bank of China (acting in its own right and as agent under the BOC Syndicated Facility) has agreed: (1) to provide a waiver to extend the first test date for the interest cover ratio covenant under the BOC Facilities to 30 June 2016; and (2) to treat the Subordinated Capital Notes as equity for the purposes of calculating each financial covenant under the BOC Facilities. These commitments are conditional on: i. the Offer proceeding and raising at least US$1.8 billion; ii. Yancoal applying at least US$1.8 billion to reduce the Shareholder Loans; iii. the Subordinated Capital Notes, the Subordinated Guarantee and the intercompany loan agreement between the Issuer and Yancoal at all times being fully subordinated to the BOC Facilities; iv. the Subordinated Capital Notes at all times being categorised as equity under Australian IFRS and any other applicable accounting and taxation rules, regulations and standards; v. each lender under the BOC Facilities being satisfied with the final terms of the Subordinated Capital Notes; 79 vi. on and from 1 January 2015: a) Yancoal maintaining an account with Bank of China (which will secure the BOC Facilities) with a daily average deposit balance of not less than US$50 million, and a month end balance of not less than US$100 million; and b) Yancoal or Yanzhou maintaining another account with Bank of China (which will secure the BOC Facilities) with a daily average deposit balance of not less than US$50 million, and a month end balance of not less than US$50 million; and vii. Yancoal agreeing to provide Bank of China with the first right, subject to offering reasonable commercial terms, to enter into any hedging arrangements and foreign exchange transactions of Yancoal during the term of the BOC Facilities. (c) extensions and waivers YanzhoucommitmentsinrelationtoBOC To support satisfaction of the conditions described in Sections 5.8.3(a) and 5.8.3(b), Yanzhou has irrevocably undertaken to Yancoal that it will: (1) procure that, on or before the date which is 2 months before the expiry of its existing guarantees, replacement guarantees or other acceptable security are provided to the lenders in respect of the applicable extension repayment instalment amount, in a form and substance satisfactory to the lenders; (2) if Yancoal is not able to do so, on and from 1 January 2015, maintain an account with any branch of Bank of China for the benefit of the lenders secured by a first ranking registered security of the lenders on terms satisfactory to the lenders with a daily average deposit balance of not less than US$50 million, and a month end balance of not less than US$50 million; and (3) agree with the lenders that it will not transfer or sell any Subordinated Capital Notes except with the prior written consent of Bank of China, acting on instructions of all lenders, and it will subordinate any shareholder loans to Yancoal to the repayment of loans to the lenders under various financial accommodations provided by Bank of China to Yancoal, to the extent required by Bank of China. 5.8.4Otherfacilities Yancoal is currently negotiating a A$150 million facility consisting of a guarantee facility (A$100 million) and standby credit facility (A$50 million) with ICBC Sydney Branch. It is intended that these facilities will be secured by shareholder guarantees from Yanzhou. 5.8.5 Remaining senior Yanzhou shareholder loans Yancoal will repay US$1.8 billion of outstanding Yanzhou shareholder loans following completion of the Offer. These loans will be repaid according to maturity date, such that near term loans will be repaid in priority to longer term loans. It is expected that, following repayment, approximately US$116 million in Yanzhou shareholder loans will remain outstanding with a maturity date of 27 August 2022. Any further funding drawn by Yancoal under Yanzhou shareholder loans between the date of this prospectus and completion of the Offer will be refinanced following completion of the Offer using funds drawn under the A$1.4 billion Facility.

80 Yancoal Subordinated Capital Notes

5 About Yancoal and the Issuer
Continued

5.8.6 Pro forma debt profile following the Offer

The chart below illustrates Yancoal's current and pro forma US$ loan maturity profile as at 30 June 2014, excluding lease liabilities.

Yancoal had US$4.768 billion of US$ loans outstanding as of 30 June 2014, comprising of US$1.916 billion of Shareholder Loans from Yanzhou and its controlled entities, US$2.839 billion of syndicated loans from the BOC Facilities and US$12.9 million of other facilities.

The pro forma US$ loan maturity profile reflects:

(1) repayment of US$99.3 million under the BOC Syndicated Facility on 25 July 2014;

(2) extension of the BOC Syndicated Facility by 3 years; and

(3) use of US$1.8 billion of the Offer proceeds to reduce Shareholder Loans.

The combination of applying US$1.8 billion of Offer proceeds to reduce Shareholder Loans and the extension of the maturity date of the BOC Syndicated Facility will effect a very significant improvement in Yancoal's debt repayment profile.

Debt Repayment Profile[47]	Profile without the Offer	Profile with the Offer (assuming no extension of BOC Syndicated Facility)	Profile with the Offer (assuming extension of BOC Syndicated Facility)
2014[48]	99,310,345	99,310,345	99,310,345
2015	–	–	–
2016	647,200,000	–	–
2017	1,283,455,172	914,655,172	45,000,000
2018	914,655,172	914,655,172	45,000,000
2019	1,160,689,655	910,689,655	50,000,000
2020	100,000,000	–	869,655,172
2021	–	–	869,655,172
2022	550,000,000	116,000,000	976,689,655
2023	–	–	–
2024	–	–	–

Debt Repayment Profile as at 30 June 2014 (Post Notes Issue and with BOC/CCB 3-Year Extension)


1,000,000,000
800,000,000
600,000,000
400,000,000
200,000,000
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

47 Debt repayment profile does not include any debt drawn after 30 June 2014, such as the Yanzhou A$1.4 Billion Facility and Distribution Facility which both mature in 2024.

48 This amount has already been repaid on 25 July 2014.

81 FINANCIAL INFORMATION 6

82 Yancoal Subordinated Capital Notes

6 Financial Information

6.1 Introduction

The summary historical financial information presented in **Section 6.2 (Historical Financial Information)** has been derived from the audited financial statements of Yancoal and the entities it controlled for the years ended 31 December 2012 and 31 December 2013 and the reviewed financial statements for the half years ended 30 June 2013 and 30 June 2014, and consists of the following:

- Historical consolidated income statement (Section 6.2.1);
- Historical consolidated balance sheet (Section 6.2.2); and
- Historical consolidated statement of cash flows (Section 6.2.3).

Effective from 1 January 2013 Yancoal amended its accounting policies in accordance with the adoption of AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements and the AASB Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine. This resulted in the restatement of the relevant comparative periods that included the half year ended 31 December 2012 included herein.

The following information should be read together with the other information contained in the Prospectus, including the investment risks in Section 7 to understand the basis, assumptions and limitations underlying the Historical and Pro Forma Financial information presented. More detailed financial results are available in Yancoal's lodged consolidated financial statements for the financial years ended 31 December 2012 and 31 December 2013, and for the half years ended 30 June 2013 and 30 June 2014, which can be obtained from www.yancoal.com.au. Yancoal has lodged consolidated financial statements for the above periods.

Section 6.3 (Pro Forma Historical Balance Sheet) presents the summary consolidated balance sheet as at 30 June 2014, together with a pro forma summary consolidated balance sheet as at that date reflecting the impact of the issue of US$2.3077 billion of Subordinated Capital Notes.

The pro forma consolidated financial information has been prepared and presented in accordance with the measurement and recognition principles prescribed in the Australian Accounting Standards (including the Australian Accounting Interpretations). The financial information is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

The Pro Forma Historical Financial Information has not been audited but has been reviewed by ShineWing Hall Chadwick in accordance with Australian Auditing Standards applicable to review engagements.

Section 6.4 (Pro Forma Financial Covenant Analysis) presents the pro forma covenant ratios for the twelve months ending 30 June 2014 under the BOC Facilities, reflecting the impact of either the full or minimum subscription of the Subordinated Capital Notes.

As noted in Section 5.8.1 above, under each of the BOC Facilities, Yancoal must comply with certain financial covenants that are tested semi-annually and include the ratios below:

- Interest cover ratio (minimum ratio of EBITDA to net interest) (Sections 5.8.1 and 6.4.1);
- Consolidated net worth test (minimum net assets after adjusting for certain unrealised foreign exchange impacts) (Sections 5.8.1 and 6.4.2); and
- Gearing Ratio (maximum ratio of net debt after adjusting for certain unrealised foreign exchange impacts ('consolidated net debt') to consolidated net debt plus consolidated net worth) (Sections 5.8.1 and 6.4.3).

Investors should note that past financial performance is not a reliable indicator of future performance.

6.2 Historical Financial Information

6.2.1 Historical consolidated income statement

Set out below is a summary of Yancoal's consolidated income statement for the financial half years ended 31 December 2012 (2H12), 30 June 2013 (1H13), 31 December 2013 (2H13) and 30 June 2014 (1H14).

A$ million	2H12	1H13	2H13	1H14
Revenue	765.3	718.4	811.5	654.6
Operating EBITDA	**54.2**	**53.4**	**70.9**	**(7.5)**
Depreciation and amortisation	(125.5)	(128.6)	(142.2)	(119.1)
Operating EBIT	**(71.3)**	**(75.2)**	**(71.3)**	**(126.6)**
Finance costs*	(56.9)	(93.7)	(111.8)	(136.5)
FX gain/(loss) on US$ loans	57.0	(492.7)	123.2	25.2
Impairment	–	(343.0)	–	–
Gain on acquisition	(18.1)	–	–	–
Transaction costs	15.0	–	(3.6)	–
Mark to market of CVRs	(12.3)	(20.1)	(20.2)	(3.5)
Revaluation of royalty	(3.6)	(15.3)	9.3	(7.5)
Loss before income tax	**(90.2)**	**(1,040.0)**	**(74.4)**	**(248.9)**
Income tax benefit/(expenses)	55.6	290.6	(8.2)	56.2
Loss after income tax	**(34.6)**	**(749.4)**	**(82.6)**	**(192.7)**

* Finance costs include bank fees and other charges as they are considered debt service costs.

83

6.2.2 Historical consolidated balance sheet

Set out below is a summary of Yancoal's consolidated balance sheet as at 31 December 2012, 30 June 2013, 31 December 2013, and 30 June 2014.

A$ million	31 Dec 2012	30 Jun 2013	31 Dec 2013	30 Jun 2014
Current assets				
Cash and cash equivalents	349.3	380.3	318.0	365.3
Trade and other receivables	213.6	185.6	236.6	166.4
Royalty receivable	17.6	16.5	19.4	17.5
Inventories	146.4	150.8	136.6	132.0
Contingent value right shares	–	–	259.4	–
Other current assets	27.4	32.5	32.0	22.8
Total current assets	**754.3**	**765.7**	**1,002.0**	**704.0**
Non-current assets				
Trade and other receivables	333.1	359.6	368.8	385.4
Royalty receivable	188.9	181.5	189.5	188.3
Investments accounted for using the equity method	152.8	123.7	89.9	56.2
Property, plant and equipment	1,759.7	1,819.0	1,836.6	1,807.5
Mining tenements	2,646.8	2,293.8	2,251.8	2,211.3
Intangible assets	116.7	114.9	113.6	112.5
Exploration and evaluation assets	945.3	907.2	909.2	909.9
Deferred tax assets	666.8	749.9	863.2	762.3
Other non-current assets	20.2	24.3	29.8	32.1
Total non-current assets	**6,830.3**	**6,573.9**	**6,652.4**	**6,465.5**
Total assets	**7,584.6**	**7,339.6**	**7,654.4**	**7,169.5**
Current liabilities				
Trade and other payables	254.4	221.3	259.7	206.4
Interest-bearing liabilities	105.3	120.5	123.9	119.5
Contingent value right shares	–	239.3	259.4	–
Promissory note payable	587.0	–	–	–
Derivative financial instruments	2.1	72.9	49.6	0.6
Provisions	34.8	22.6	20.1	14.9
Other current liabilities	16.4	–	4.0	0.2
Total current liabilities	**1,000.0**	**676.6**	**716.7**	**341.6**
Non-current liabilities				
Interest-bearing liabilities	3,473.3	4,809.0	5,033.0	4,987.7
Contingent value right shares	219.1	–	–	–
Deferred tax liabilities	989.5	758.0	799.8	729.3
Provisions	110.0	109.2	120.4	113.9
Other non-current liabilities	1.2	1.0	7.3	7.1
Total non-current liabilities	**4,793.1**	**5,677.2**	**5,960.5**	**5,838.0**
Total liabilities	**5,793.1**	**6,353.8**	**6,677.2**	**6,179.6**
Net assets	**1,791.5**	**985.8**	**977.2**	**989.9**
Equity				
Contributed equity	656.7	656.7	656.7	656.7
Other contributed equity	–	–	–	262.9
Reserves	6.4	(49.8)	24.1	(33.3)
Retained earnings	1,128.4	378.9	296.4	103.6
Total equity	**1,791.5**	**985.8**	**977.2**	**989.9**

84 Yancoal Subordinated Capital Notes

6 Financial Information
Continued

6.2.3 Historical consolidated statement of cash flows

Set out below is a summary of Yancoal's consolidated statement of cash flows for the financial half years ended 31 December 2012 (2H12), 30 June 2013 (1H13), 31 December 2013 (2H13) and 30 June 2014 (1H14).

A$ million	2H12	1H13	2H13	1H14
Cash flows from operating activities				
Receipts from customers	693.5	679.4	760.3	697.5
Payments to suppliers and employees*	(709.7)	(730.9)	(753.1)	(726.8)
Interest paid	(37.5)	(58.3)	(58.7)	(75.2)
Interest received	9.0	6.5	3.2	4.4
Income tax refund received	28.9	2.4	–	–
Transaction costs paid	(16.8)	(9.1)	(3.2)	(0.4)
Net cash outflow from operating activities	**(32.6)**	**(110.0)**	**(51.5)**	**(100.5)**
Cash flows from investing activities				
Payments for PP&E	(205.1)	(115.3)	(104.6)	(53.8)
Payments for capitalised exploration and evaluation assets	(11.1)	(3.0)	(1.5)	(0.8)
Acquisition related costs	(5.3)	–	–	–
Advances to joint venture	(40.0)	(17.0)	–	(7.5)
Receipt from repayment of loans to related entities	98.5	50.0	–	–
Proceeds from sale of available-for-sale financial assets	16.9	–	–	–
Cash transferred (to)/from restricted accounts	48.7	(18.2)	9.1	16.0
Cash flow from other investing activities	2.1	(0.7)	(0.7)	0.2
Net cash outflow from investing activities	**(95.3)**	**(104.2)**	**(97.7)**	**(45.9)**
Cash flows from financing activities				
Payment of finance lease liabilities	(1.7)	(4.6)	(5.4)	(5.4)
Proceeds from interest bearing liabilities – external	(1.6)	80.0	–	–
Proceeds from interest-bearing liabilities – related entities	693.4	840.8	503.2	221.1
Repayment of interest-bearing liabilities – external	(208.8)	(80.0)	(116.7)	–
Repayment of interest-bearing liabilities – related entities	(343.9)	–	(335.3)	–
Repayment of promissory note	–	(587.0)	–	–
Receipt of CVR share receivable	–	–	–	262.9
Repayment of CVR shares	–	–	–	(262.9)
Net cash inflow from financing activities	**137.4**	**249.2**	**45.8**	**215.7**
Net increase/(decrease) in cash	**9.5**	**35.0**	**(103.4)**	**69.3**
Cash and cash equivalents at the beginning of the financial period	336.8	349.3	380.3	318.0
Effects of exchange rate changes on cash and cash equivalents	3.0	(4.0)	41.1	(22.0)
Cash and cash equivalents at the end of the financial period	**349.3**	**380.3**	**318.0**	**365.3**

* Includes bank fees and other charges paid during the period.

6.3 Pro Forma Historical Balance Sheet

Set out below is the pro forma historical balance sheet, which is derived from Yancoal's reviewed Consolidated Balance Sheet as at 30 June 2014 and adjusted to reflect the early repayment of a current interest bearing liability, the repeal of the Minerals Resource Rent Tax (**MRRT**) legislation and the completion of the Offer and reduction of the Shareholder Loans (**Pro Forma Adjustments**):

- repayment of US$99.3 million interest bearing liability on 25 July 2014;
- repeal of MRRT legislation effective on 30 September 2014;
- issuance of US$2.3077 billion Subordinated Capital Notes (assumes the Offer is fully subscribed and excludes the potential placement of US$14.5 million of Subordinated Capital Notes to third party investors – see the 'Sensitivity' information provided below for the position if only US$1.8 billion[1] is raised in the Offer); and
- pay-down of US$1.800 billion Shareholder Loans.

1 The amount which Yanzhou has committed to subscribe.

85

The pro forma information in relation to the effect of the Offer and Shareholder Loan reduction has been prepared using the 30 June 2014 A$:US$ exchange rate of 0.942.

A$ million	Actual 30 June 2014	Pro forma adjustments 25 July 2014 Debt repayment*	MRRT repeal	Offer and Shareholder Loan reduction*	Pro forma 30 June 2014
Current assets					
Cash and cash equivalents	365.3	(105.4)	–	519.2	779.1
Trade and other receivables	166.4	–	–	–	166.4
Royalty receivable	17.5	–	–	–	17.5
Inventories	132.0	–	–	–	132.0
Other current assets	22.8	–	–	–	22.8
Total current assets	**704.0**	**(105.4)**	**–**	**519.2**	**1,117.8**
Non-current assets					
Trade and other receivables	385.4	–	–	–	385.4
Royalty receivable	188.3	–	–	–	188.3
Investments accounted for using the equity method	56.2	–	–	–	56.2
Property, plant and equipment	1,807.5	–	–	–	1,807.5
Mining tenements	2,211.3	–	–	–	2,211.3
Intangible assets	112.5	–	–	–	112.5
Exploration and evaluation assets	909.9	–	–	–	909.9
Deferred tax assets	762.3	–	(105.6)	–	656.7
Other non-current assets	32.1	–	–	–	32.1
Total non-current assets	**6,465.5**	**–**	**(105.6)**	**–**	**6,359.9**
Total assets	**7,169.5**	**(105.4)**	**(105.6)**	**519.2**	**7,477.7**
Current liabilities					
Trade and other payables	206.4	–	–	–	206.4
Interest-bearing liabilities	119.5	(105.4)	–	–	14.1
Derivative financial instruments	0.6	–	–	–	0.6
Provisions	14.9	–	–	–	14.9
Other current liabilities	0.2	–	–	–	0.2
Total current liabilities	**341.6**	**(105.4)**	**–**	**–**	**236.2**
Non-current liabilities					
Interest-bearing liabilities	4,987.7	–	–	(1,910.8)	3,076.9
Deferred tax liabilities	729.3	–	(31.7)	–	697.6
Provisions	113.9	–	–	–	113.9
Other non-current liabilities	7.1	–	–	–	7.1
Total non-current liabilities	**5,838.0**	**–**	**(31.7)**	**(1,910.8)**	**3,895.5**
Total liabilities	**6,179.6**	**(105.4)**	**(31.7)**	**(1,910.8)**	**4,131.7**
Net assets	**989.9**	**–**	**(73.9)**	**2,430.0**	**3,346.0**
Equity					
Contributed equity	656.7	–	–	–	656.7
Other contributed equity	262.9	–	–	–	262.9
Subordinated Capital Notes	–	–	–	2,430.0	2,430.0
Reserves	(33.3)	–	–	–	(33.3)
Retained earnings	103.6	–	(73.9)	–	29.7
Total equity	**989.9**	**–**	**(73.9)**	**2,430.0**	**3,344.0**

* Using the 30 June 2014 A$:US$ exchange rate of 0.942.

86 Yancoal Subordinated Capital Notes

6 Financial Information
Continued

Sensitivity
If the Offer is fully subscribed the proceeds of US$2.3077 billion (A$2.450 billion) will be applied to repay Shareholders Loans of US$1.800 billion (A$1.911 billion) with the balance being held as cash after settlement of the related costs of the Offer. If the Offer is fully subscribed, the related costs of the Offer will be approximately A$14.4– 25.1 million[2] dependent upon the subscribers of the non-Yanzhou entitlements. The table above assumes the related costs of the Offer to be the midpoint of A$19.7 million.

If the Offer is not fully subscribed the first US$1.800 billion (A$1.911 billion) will be applied to reduce the Shareholder Loans with existing cash balances being used to settle the related costs of the Offer. If only US$1.800 billion (A$1.911 billion) is subscribed the related costs of the Offer will be approximately A$10.2 million[2].

6.4 Pro Forma Financial Covenant Analysis

The BOC Facilities were used to fund the acquisition of Felix Resources Group in 2009. The balance of the syndicated US dollar loans was US$2.840 billion as of 30 June 2014.

As noted above, Yancoal is required to observe financial covenants under the BOC Facilities. Three financial covenants are tested semi-annually. As at June 2013, November 2013 and May 2014, Yancoal sought and obtained waivers from BOC effectively extending the first test date of the financial covenants such that to date only the gearing ratio has been tested as at 30 June 2014. The current covenants under the BOC Facilities are as set out below:

- the interest cover ratio will not be less than 1.15 for the 12 month period ending on 30 June 2015 and on the last day of each financial half year occurring thereafter;
- the consolidated net worth will not be less than A$1.600 billion on 31 December 2014 and on the last day of each financial half year occurring thereafter; and
- the gearing ratio will not exceed 0.80 on 31 December 2014 and on the last day of each half year occurring thereafter.

Yancoal has obtained a waiver to extend the first test date for the interest cover ratio to 30 June 2016. Bank of China also agreed to treat the Subordinated Capital Notes as equity for the purposes of calculating each financial covenant. These commitments are conditional on, among other things, the Offer proceeding and raising at least US$1.8 billion and at least that amount being applied to reduce the Shareholder Loans (refer to Section 5.8.3 for further information on Bank of China syndicate's extension and waiver).

Set out below are the actual financial covenants calculated as at 30 June 2014 for the last twelve months (LTM) and the pro forma financial covenants for the same period. The pro forma financial covenants are adjusted to reflect the impact of the Pro Forma Adjustments.

The pro forma interest cover ratio is based on the assumption that the Offer was effective from 1 July 2013 and any surplus cash was converted to A$ and earned interest at 2.6%.

Full subscription assumes total US$2.3077 billion is subscribed and that the US$1.8 billion is applied to reduce Shareholder Loans. The US$1.8 billion subscription assumes US$1.8 billion is subscribed and that this amount is applied to reduce Shareholder Loans.

Financial covenants	Actual LTM to 30 June 2014	Full subscription Pro forma LTM at 30 June 2014	US$1.8 billion subscription Pro forma at 30 June 2014
Interest cover ratio	0.06	0.15	0.13
Net worth ($'m)	1,217.2	3,505.7	2,976.3
Gearing ratio	0.78	0.37	0.47

2 The related costs of the Offer include costs denominated in US$. Consistent with the Pro Forma Historical Balance Sheet these costs have been calculated using the 30 June 2014 A$:US$ exchange rate of 0.942.

87

6.4.1 Interest Cover Ratio (ratio of EBITDA to net interest)

The interest cover ratio provides an indication of Yancoal's ability to meet its financing costs from earnings after removing the impact of certain non-operating items as detailed in 6.2.1.

A$ million	Actual LTM to 30 June 2014	Full Subscription Pro forma at 30 June 2014	US$1.8 billion Subscription Pro forma at 30 June 2014
Operating EBITDA			
2H13 Operating EBITDA	70.9	70.9	70.9
Less: Interest income	(24.3)	(24.3)	(24.3)
1H14 Operating EBITDA	(7.5)	(7.5)	(7.5)
Less: Interest income	(28.2)	(28.2)	(28.2)
Covenant EBITDA	**10.9**	**10.9**	**10.9**
Net Interest			
2H13 Finance costs*	111.8	59.3	59.3
2H13 Interest income	(24.3)	(31.0)	(24.3)
1H14 Finance costs*	136.5	77.4	77.4
1H14 Interest income	(28.2)	(35.0)	(28.2)
Covenant net interest	**195.8**	**70.7**	**84.2**
Interest cover ratio	**0.06x**	**0.15x**	**0.13x**

* Finance costs include bank fees and other charges as they are considered debt service costs.

6.4.2 Consolidated Net Worth

Consolidated net worth is calculated by taking total equity and adjusting for certain foreign exchange items including, hedge reserves and cumulative unrealised foreign exchange gains or losses on loans recognised in the profit and loss since 30 June 2012 when the facility was amended.

A$ million	Actual LTM to 30 June 2014	Full Subscription Pro forma at 30 June 2014	US$1.8 billion Subscription Pro forma at 30 June 2014
Total equity	989.9	3,346.0	2,816.6
Hedge reserves	33.3	33.3	33.3
Cumulative after tax unrealised foreign exchange movements included in retained earnings	194.0	126.4	126.4
Net worth	**1,217.2**	**3,505.7**	**2,976.3**

6.4.3 Gearing Ratio (ratio of consolidated net debt to consolidated net debt plus consolidated net worth)

The gearing ratio indicates the extent to which the net worth is funded by debt.

Gearing is calculated as the ratio of consolidated net debt to consolidated net debt plus consolidated net worth where net debt takes total interest bearing liabilities and adjusts for cash backed guarantees and the cumulative unrealised exchange gains or losses on US dollar loans since 30 June 2012 when the facility was amended.

A$ million	Actual LTM to 30 June 2014	Full Subscription Pro Forma at 30 June 2014	US$1.8 billion Subscription Pro forma at 30 June 2014
Financial indebtedness			
Interest bearing liabilities	5,107.2	3,091.0	3,091.0
Cumulative before tax unrealised foreign exchange movements	(331.1)	(220.5)	(220.5)
Less: Cash and cash equivalents	(365.3)	(779.1)	(249.7)
Financial indebtedness	**4,410.8**	**2,091.4**	**2,620.8**
Net worth + financial indebtedness	**5,628.0**	**5,597.1**	**5,597.1**
Gearing ratio	**0.78**	**0.37**	**0.47**

88 Yancoal Subordinated Capital Notes 6 FinancialInformation Continued 6.5 Management discussion and analysis Set out below is a discussion of the factors which affected Yancoal’s operations and financial performance in the financial half years ended 31 December 2012 (2H12), 30 June 2013 (1H13), 31 December 2013 (2H13) and 30 June 2014 (1H14). 6.5.1Historicconsolidatedincomestatement(Section6.2.1) The key drivers of Yancoal’s earnings are: • international coal prices for both coking and thermal coal; which are generally denominated in US$; • the A$ to US$ exchange rate; which impacts the conversion of coal revenues to A$; • costs of production, in particular mining costs; which are heavily influenced by changing geology (such as strip-ratio of open cut mines, underground geology and seam thicknesses) and related mine plans (e.g. the number of long-wall moves per annum for underground operations); • coal production and sales volumes; and • financing costs. FY2012 saw the successful merger of Yancoal with Gloucester Coal, and Yancoal’s listing on ASX in June 2012. Revenues for the year were adversely impacted by falling coal prices, due to a rapid deterioration in coal market conditions from early in the year as demand fell due to weaker economic growth in a number of countries in the Asian region coupled at a time of increasing coal supply, with: • thermal coal prices starting the year at around US$115 per tonne, and falling by around 30% to a low of US$80 per tonne (Newcastle Spot), and • over the same period coking coal prices falling by 36% from US$220 per tonne to a low of around US$141 per tonne in the September quarter. For the financial half year ended 31 December 2012 (2H12) revenues were adversely impacted by a combination of the declining coal prices and a strong Australia dollar, however despite this Yancoal delivered positive operating Earnings Before Interest Tax Depreciation and Amortisation (EBITDA) of A$54.2 million. Earnings for the period were favourably impacted by a number of non-operating items, including a A$57 million revaluation gain on the balance sheet translation of US$ denominated borrowings. After depreciation and amortisation of A$125.5m and finance costs of A$56.9m the business reported an operating loss before income tax of A$(90.2) million and A$(34.6) million after income tax. FY2013 saw coal prices continue to deteriorate, driven by excess supply, with: • thermal coal prices declining by a further 18% from year start to finish; and • metallurgical coal prices declining by a further 10% during the year; with weak demand for semi-soft coals in particular. The A$ to US$ exchange rate fell during the year by 14% from start to finish of the year which provided some benefit to revenues but did not fully offset the weaker US$ denominated coal prices. Average A$ prices per tonne declined by a further 14% year on year. To maximise coal revenues, Yancoal established Yancoal Australia Sales Limited, whereby through trading other coal products and blending coal from the group’s operations, coals are blended to optimise coal quality and achieve higher prices. This enables individual sites to optimise washing yields increasing product coal output. Despite the further decline in revenues, by taking actions to reduce operating costs, where site-level FOR (Free On Rail) costs reduced by more than 15%, Yancoal continued to generate positive EBITDA of A$53.4 million in the first half to 30 June 2013 (1H13) and A$70.9 million for the second half to 31 December 2013 (2H13); with stronger earnings in H2 reflecting a higher volume of coal sales. The results for 2013 included a number of accounting items, as detailed in Section 6.2.1, including: before tax foreign exchange losses on US$ denominated loans of A$(369.5) million, asset impairments of A$(343.0) million, resulting from a decline in forecast international coal prices, and the revaluation of Contingent Value Rights (CVR’s) A$(40.3) million. After depreciation and amortisation of A$128.6 million (1H13) and A$142.2 million (2H13) and finance costs of A$93.7 million (1H13) and A$111.8 million (2H13) the business reported an operating loss before income tax of A$(1,040.0) million, of A$(749.4) million after income tax, in the first half to 30 June 2013 (1H13) and an operating loss before income tax of A$(74.4) million, or A$(82.6) million after income tax, for the second half to 31 December 2013 (2H13). The increase in depreciation and amortisation costs in the second half to 31 December 2013 (2H13) was largely due to higher coal production, and hence sales volumes; where depreciation and amortisation of plant and equipment is generally linked to equipment utilisation, which is in turn driven by the amount of coal and related overburden moved, and amortisation of mining tenements is again driven by coal reserves mined. Finance costs increased in each half of 2013 due to an increase in borrowings, in the form of loans from the major shareholder Yanzhou, and a step-up in the interest rate being charged on part of its senior debt from the BOC Syndicated Facility. During the first half to 30 June 2014 (1H14) coal prices continued to fall, where: • thermal coal prices declined by a further 18% during the six months to 30 June 2014; and • coking coal prices declined by a further 21% during the period. In response to the further price falls Yancoal commenced a restructure of its mining operations to improve transparency, communication and the sharing of services and processes across the Group; including consolidating certain transactional services into a national shared-services function. The restructure delivered further operational efficiencies, cost reductions and enhanced regional marketing opportunities, all supported by the establishment of a regional reporting structure. However, further cost savings were not sufficient to offset the decline in coal revenues and Yancoal delivered a negative operating Earnings Before Interest Tax Depreciation and Amortisation (EBITDA) of A$(7.5) million for the six month period to 30 June 2014 (1H14).

Earnings for the period were favourably impacted by a number of non-operating items, including a A$25.2 million revaluation gain on the balance sheet translation of US$ denominated borrowings. After depreciation and amortisation of A$119.1 million and finance costs of A$136.5 million, Yancoal reported an operating loss before income tax of A$(248.9) million, or A$(192.7) million after income tax. Depreciation and amortisation costs decreased in the first half to 30 June 2014 (1H14) due to lower coal production volumes. Finance costs however increased further in the first half to 30 June 2014 (1H14) due to a further increase in borrowings, in the form of loans from Yanzhou, and a step-up in the interest rate being charged on a second tranche of its senior debt from the BOC Syndicated Facility. (Section6.2.3) 6.5.2Historicalconsolidatedstatementofcashflows Over the two year period through to 30 June 2014 Yancoal has been debt and cash flow constrained, and in the ongoing weak coal price environment, has been reliant on loan funding from Yanzhou. For the financial half year ended 31 December 2012 (2H12) Yancoal delivered a net cash outflow from operating activities of A$(32.6) million after net interest paid of A$28.5 million and a tax refund of A$28.9 million. During the period Yancoal made a further net investment in its operations of $95.3 million: including routine capital expenditure in plant and equipment of $205.1m, offset by $98.5 million of receipts from loans to other entities owned by Yanzhou, Yancoal’s major shareholder. The second half year ended 31 December 2012 (2H12) also included: repayment of A$343.9 million of loans owed to Noble Group Limited and A$208.8 million of loans and other interest bearing liabilities owed to non-related parties. The overall funding requirement for the period was funded by additional loans from Yanzhou totalling A$693.4 million. During FY2013 the impact of the further coal price reductions resulted in a higher net cash outflow from operating activities for the year of A$(161.5) million after net interest paid of A$107.3 million and a tax refund of A$2.4 million; but with a lower second half (2H13) cash outflow of A$(51.5) million reflecting a higher volume of coal sales. During 2013 Yancoal made a further net investment in its operations of A$201.9 million: including routine capital expenditure in plant and equipment of A$219.9 million, Financing cash outflows in 2013 included: repayment of promissory notes issued in respect of the Gloucester Coal merger in 2012 of A$587.0 million and A$196.7 million of repayments of loan and other interest bearing liabilities owed to non-related parties. The overall funding requirement for the period was satisfied by net additional loans from Yanzhou totalling A$1,008.7 million. For the financial half year ended 30 June 2014 (1H14) Yancoal delivered a net cash outflow from operating activities of A$(100.5) million after net interest paid of A$70.8 million and nil tax payments. This was an increase on earlier periods due to further sizable reductions in coal prices. During the period Yancoal made a further net investment in its operations of A$45.9 million: including routine capital expenditure in plant and equipment of A$53.8 million. The overall funding requirement for the period was satisfied by additional loans from Yanzhou totalling A$221.1 million.

90 Yancoal Subordinated Capital Notes RISK FACTORS 7

7 Risk Factors Before applying for the Subordinated Capital Notes, you should consider whether or not the Subordinated Capital Notes are a suitable investment for you. You should be aware that there are risks associated with an investment in the Subordinated Capital Notes and in the Issuer and Yancoal. These include risks that arise from the nature of the Subordinated Capital Notes and the Terms and a number of factors, specific to the Issuer and Yancoal and of a general nature, which may affect the ability of the Issuer and Yancoal to perform their obligations under the Subordinated Capital Notes and the Subordinated Guarantee or the value of, or liquidity of the market for, the Subordinated Capital Notes or the Yancoal Ordinary Shares into which the Subordinated Capital Notes are convertible. A number of these risks are discussed below. The risks discussed below are those which the Issuer Directors consider most likely to be material to a decision to invest in the Subordinated Capital Notes based on the knowledge of the Issuer Directors as at the date of this Prospectus. The risks discussed below do not include all risks that may be associated with an investment in the Subordinated Capital Notes and there is no assurance that the importance of different risks will not change or other risks will not emerge, or an investor may attach greater weight to a particular risk than the weight attached to it by the Issuer Directors. The occurrence or consequences of some of the risks described in this Section of the Prospectus are partially or completely outside the control of the Issuer and Yancoal, the Issuer Directors, the Yancoal Directors and Yancoal’s senior management team. Each of the risks set out below could, if they eventuate, adversely affect the Issuer and Yancoal’s revenues, earnings or financial condition and, as a result, the ability of the Issuer to Redeem or pay Distributions on the Subordinated Capital Notes, the ability of Yancoal to perform its obligations under the Subordinated Guarantee or the value of an investment in Subordinated Capital Notes. Prospective investors should carefully consider the factors in this Section in conjunction with other information disclosed in this Prospectus in order to appreciate the risks associated with an investment in the Subordinated Capital Notes. Prospective investors should carefully consider these factors in light of their personal circumstances and seek professional advice from their financial adviser, accountant, lawyer or other professional adviser before deciding whether to invest. Capital 7.1 Risks associated with the Subordinated Notes Set out in this Section 7.1 are risks associated specifically with an investment in the Subordinated Capital Notes. In particular, these risks arise from the nature of the Subordinated Capital Notes, the Subordinated Guarantee and their respective terms. References in the following risk factors to the Subordinated Capital Notes and the Terms include, where the context permits, the Subordinated Guarantee and the terms and conditions of the Subordinated Guarantee. obligations 7.1.1 Subordinated Capital Notes are subordinated Except as described in Section 2.8.1, Yancoal or the Issuer may incur further liabilities that will rank ahead of the Subordinated Capital Notes without the prior consent of Noteholders. These include future amounts which may be borrowed from time to time from senior lenders and liabilities which arise out of events that are not reflected on the balance sheet of Yancoal, including, without limitation, issuance of guarantees and indemnities. In addition, except for the limitations described in Section 2.8.1 in relation to indebtedness incurred to Yanzhou or in respect of which Yanzhou provides a guarantee or equivalent credit support, the Terms do not restrict Yancoal, the Issuer or any 91 other member of Yancoal from issuing additional debt securities or incurring other obligations that rank equally with or ahead of the Subordinated Capital Notes. The Issuer and Yancoal may issue other securities, including further Subordinated Capital Notes, that rank for interest, redemption or payment in a winding up of the Issuer and Yancoal equally with or behind the Subordinated Capital Notes, without the approval of Noteholders. In the event of a Winding Up of Yancoal or the Issuer, the claims of Noteholders against Yancoal or the Issuer (as applicable) in respect of the Subordinated Capital Notes will be subordinated in right of payment to claims of all holders of Senior Ranking Obligations. There is a risk that there may be a shortfall of funds to pay all amounts ranking senior to and equally with the Subordinated Capital Notes if a Winding Up of Yancoal or the Issuer occurs. This would result in Noteholders not receiving a full repayment, or potentially receiving no payment, of the Redemption Amount of the Subordinated Capital Notes. The Subordinated Capital Notes are liabilities of the Issuer and (pursuant to the Subordinated Guarantee) Yancoal itself and Noteholders will have no right to claim against any other related bodies corporate of Yancoal or any other person. 7.1.2SubordinatedCapitalNotesareperpetualsecurities The Subordinated Capital Notes have no fixed maturity date and, unless Redeemed or Converted, may be on issue in perpetuity. The Issuer is only obliged to Redeem the Subordinated Capital Notes on a Winding Up of Yancoal or the Issuer (in which case the Subordinated Capital Notes will be subordinated as described in Section 7.1.1 above). Noteholders, therefore, should be aware that, unless they elect to Convert or sell their Subordinated Capital Notes, they may not be able realise their investment and would be required to continue to bear any financial risks associated with an investment in Subordinated Capital Notes. There is no assurance that the Subordinated Capital Notes will trade at a price equal to their Face Value, and there is no assurance that the value of the Yancoal Ordinary Shares received on Conversion of the Subordinated Capital Notes will equal or exceed the Face Value of the Subordinated Capital Notes. The amount for which the Subordinated Capital Notes or Yancoal Ordinary Shares received on Conversion of Subordinated Capital Notes may be sold will be influenced by a range of factors including the factors discussed in this Section 7. or may change 7.1.3TheDistributionRatemaybeorbecomeunattractive For a Distribution Period commencing before the First Reset Date, the Distribution Rate on the Subordinated Capital Notes is fixed and no adjustment will be made to the Distribution Rate paid to Noteholders as other market based interest rates rise or fall. For a Distribution Period commencing on or after the First Reset Date and each Reset Date thereafter, the Distribution Rate is reset and fixed on each such Reset Date based on the Market Rate on such Reset Date. The Market Rate is influenced by a number of factors and may fluctuate over time, and there is a risk that it may become less attractive compared to the rates of return available on other comparable securities. The Distribution Rate may be less than the rate available on other comparable securities in the market, and there is a risk that if market interest rates increase during this period, the Distribution Rate will become less attractive compared with rates of return available on such other securities. The Issuer has the right to Redeem or require the Resale of Subordinated Capital Notes on the First Reset Date or on any Distribution Payment Date after the First Reset Date. To the extent that the Distribution Rate becomes attractive relative to the interest rate on other instruments or general market

92 Yancoal Subordinated Capital Notes

7 Risk Factors
Continued

interest rates, there is a risk that Yancoal will choose to direct the Issuer to Redeem or require the Resale of the Subordinated Capital Notes. This may adversely influence the price for which Subordinated Capital Notes may be sold on ASX or otherwise.

The range for the Market Rate over the five year period to 31 October 2014 is set out below. The movement in the Market Rate in the future may be greater or less than that shown in the graph. The graph should not be taken as an indication of future movements in the Market Rate.

5 Year US$ Swap Rate[1]


$4.00
$3.00
$2.00
$1.00
$0.00
5 Year US$ Swap Rate
$1.74
30-Oct-09
30-Jun-11
28-Feb-13
31-Oct-14
5 Year USD Swap Rate

7.1.4 Deferral of Distributions

The Issuer has the option to defer Distributions in its sole discretion and accordingly, it is possible that Distributions will not be paid as scheduled (refer to the summary of Terms in Section 2.2.6).

Distributions are non-compounding and will not themselves bear any interest. If the Issuer elects to defer Distributions it will mean that Noteholders will not receive payment of Distributions when payment would otherwise be due, which is disadvantageous to Noteholders, including from a cash flow timing perspective. In addition, a Noteholder who wishes to realise its investment in Subordinated Capital Notes by Converting the Subordinated Capital Notes will lose any entitlement to such unpaid deferred Distributions.

Deferral of a distribution would also likely have a negative impact on the market price of Subordinated Capital Notes. Whilst Yancoal will be subject to dividend and other restrictions if the deferral occurs, such restrictions may not constitute a sufficient incentive for Yancoal to direct the Issuer to pay Distributions, in particular in circumstances where it would not otherwise be paying dividends on Yancoal Ordinary Shares or taking such other restricted actions.

It is also possible that, as a result of the Issuer's payment deferral rights, the market price of the Subordinated Capital Notes may be lower and become more volatile than the market prices of other debt securities that are not subject to such payment deferral rights.

7.1.5 The Issuer may Redeem Subordinated Capital Notes

The Issuer may at its option redeem all the Subordinated Capital Notes on the occurrence of:

- the First Reset Date or any Distribution Payment Date thereafter;
- a Tax Event;
- an Accounting Event;
- a Change of Control Event; or
- if the aggregate Face Value of the Subordinated Capital Notes outstanding is less than 10% of the aggregate Face Value of the Subordinated Capital Notes originally issued.

The Subordinated Capital Notes will in such circumstances be Redeemed at their Face Value of US$100 per Subordinated Capital Note plus all accrued (but unpaid) Distributions and all Unpaid Distribution Amounts in respect of that Subordinated Capital Note.

There is a risk that the Redemption Amount may be less than the then current market value of the Subordinated Capital Notes or the timing of such Redemption may not accord with a Noteholder's individual preferences having regard to its financial circumstances or tax position. In particular, Yancoal may have an incentive to direct the Issuer to Redeem the Subordinated Capital Notes in circumstances where the Distribution Rate has become unattractive to Yancoal relative to the interest that would have to be paid by Yancoal on a newly issued security or newly borrowed funds.

7.1.6 The Subordinated Capital Notes may be the subject of a Resale

The Issuer may elect that Resale occur in relation to all or, subject to the following paragraph, some of the Subordinated Capital Notes on any date (the **Resale Date**) that the Issuer would be entitled to nominate as a Redemption Date for the Subordinated Capital Notes by giving a Resale Notice at least 30 Business Days (and no more than 45 Business Days) before the Resale Date to the Note Trustee, the Noteholders and ASX.

The Issuer may not elect that a Resale occur in relation to less than all the Subordinated Capital Notes without the consent of any Noteholder whose Subordinated Capital Notes are not to be subject to the Resale.

Any Noteholder whose Subordinated Capital Notes are the subject of a Resale Notice may by notice to the Issuer at any time prior to the Conversion Cut-off Time for the Resale Date (or prior to such later time to which the time for delivery of Conversion Notices may be extended under clause 4.9 of the Terms) elect that their Subordinated Capital Notes will not be the subject of the Resale. The delivery by a Noteholder of a Conversion Notice in respect of any Subordinated Capital Notes will be treated as an election that those Subordinated Capital Notes not be subject to the Resale for the purposes of clause 5.4 of the Terms.

However, whether or not a Noteholder makes such an election, so long as the Purchase Price has been paid in respect of all Subordinated Capital Notes the subject of the Resale, the restrictions imposed on the Issuer and Yancoal not to issue certain securities or incur certain indebtedness where such securities or indebtedness are issued to or guaranteed by Yanzhou or in respect of which Yanzhou has provided equivalent credit support (as referred to in section 2.8.1), will no longer apply.

Accordingly there is a risk to Noteholders who choose not to have their Subordinated Capital Notes the subject of a Resale that the Issuer or Yancoal may undertake a transaction which it was restricted from undertaking prior to the completion of the Resale of the other Subordinated Capital Notes. Any such transactions

1 Source: Bloomberg, priced to 31 October 2014.

may impact over time, either positively or negatively, on a Noteholder’s position in the event of a Winding Up of the Issuer or Yancoal and on the Issuer’s or Yancoal’s ability to pay Distributions on, or to repay the Face Value of, the Subordinated Capital Notes. Yancoal’s capital structure 7.1.7Acquisitions,disposalsandothertransactionsaffecting The Terms do not restrict Yancoal, the Issuer or any other member of the Yancoal Group from entering into any future transaction, including acquisition and disposal of assets, entering into any borrowing, guarantee or indemnity or issuing further equity, hybrid or debt securities, other than the restrictions imposed on Yancoal or the Issuer not to issue certain securities or incur certain indebtedness where such securities or indebtedness are issued to or guaranteed by Yanzhou or in respect of which Yanzhou has provided equivalent credit support (as referred to in Section 2.8.1). Any such transaction may impact over time, either positively or negatively, on a Noteholder’s position in the event of a Winding Up of Yancoal and on Yancoal’s ability to pay Distributions on, or to repay the Face Value of, the Subordinated Capital Notes. Noteholder approval is not required for Yancoal, the Issuer or any other member of the Yancoal Group to enter into these types of transactions. Such transactions may also adversely affect the value of a Noteholder’s right to Convert its Subordinated Capital Notes into Yancoal Ordinary Shares by adversely affecting the value of Yancoal Ordinary Shares relative to the Conversion Price. An investment in the Subordinated Capital Notes carries no right to participate in any future issuance of securities (whether equity, hybrid, debt or otherwise) by the Issuer or Yancoal or any other member of the Yancoal Group. No prediction can be made as to the effect, if any, that such future issues of securities by the Issuer or Yancoal or any other member of the Yancoal Group may have on the market price or liquidity of the Subordinated Capital Notes. 7.1.8RegulatoryrestrictionsonexerciseofConversionrights The capacity of Noteholders to Convert all or some of their Subordinated Capital Notes may be limited by regulatory or other legal constraints. In particular, section 606 of the Corporations Act will not permit a Noteholder to acquire voting power in Yancoal exceeding 20% except where that acquisition is made in accordance with section 611 of the Corporations Act. A Noteholder will acquire voting power in Yancoal through its acquisition of Yancoal Ordinary Shares issued on Conversion of its Subordinated Capital Notes. Depending on the number of issued Yancoal Ordinary Shares at the time of Conversion, it is possible that Conversion of all or some of the Subordinated Capital Notes held by a Noteholder would cause that Noteholder to exceed 20% voting power in Yancoal and, therefore, the capacity of the Noteholder to Convert its Subordinated Capital Notes will be constrained accordingly. Once a Noteholder holds 20% voting power in Yancoal, it could only Convert further Subordinated Capital Notes if the Noteholder’s voting power in Yancoal is diluted below 20% (for example, as a result of other Noteholders electing to Convert their Subordinated Capital Notes) or to the extent permitted under section 611 of the Corporations Act (for example, pursuant to the “3% creep” exemption in item 9 of section 611 of the Corporations Act, which would allow a Noteholder to increase its voting power in Yancoal by no more than 3% in any six month period). Investors who are ‘foreign persons’ for the purposes of the Foreign Acquisitions and Takeovers Act 1975 (Cth) will also be required to make a notification (and obtain a statement of non-objection or await the expiry of statutory waiting periods without an objection being made) in accordance with that Act before acquiring Subordinated Capital Notes, or Yancoal Ordinary 93 Shares on Conversion of such Notes, if they would as a result of that acquisition hold ‘interests’ as defined in that Act in 15% or more of the issued shares in Yancoal, or be in a position to control 15% or more of the ‘voting power’ or ‘potential voting power’ in Yancoal as defined in that Act. Investors who may be in this position should take their own advice. Where a notification is to be made, it can be made at the outset in respect of both the acquisition of Subordinated Capital Notes, and the acquisition of Yancoal Ordinary Shares on Conversion. 7.1.9 Amendments to the Terms The Issuer may make certain amendments to the Terms without the consent of Noteholders. There is a risk that an amendment to the Terms will occur which may not accord with the preferences of Noteholders. The Issuer may also amend the Terms if the amendment has been approved by a Special Resolution of Noteholders. A Special Resolution is: • a resolution passed at a meeting of the Noteholders duly called and held under the Meeting Provisions: • by at least 75% of the persons voting on a show of hands (unless the second bullet point of this paragraph applies); or • if a poll is duly demanded, then by a majority consisting of at least 75% of the votes cast; or • a resolution passed by postal ballot or written resolution by Holders representing (in aggregate) at least 75% of the principal amount of all of the outstanding Subordinated Capital Notes, provided that a resolution will only be treated as passed as a Special Resolution if, in addition to being passed by the requisite majority referred to above at least 75% of the votes cast on the resolution by any Noteholders that are not Related Bodies Corporate of Yancoal (or associates (within the meaning of the Corporations Act) of such Related Bodies Corporate) are cast in favour of the resolution (as determined in good faith by or on behalf of the chairman of the relevant meeting, or by the Issuer in the case of a postal ballot or written resolution). 7.1.10 Change in control Yancoal, as an ASX listed company, may be affected by merger and acquisition activities, including the possibility of being taken over by, or merged with, another company or group of companies. The Terms permit the Issuer but not the Noteholders to require Redemption of Subordinated Capital Notes as a consequence of any Change of Control Event. Prospective investors will not be compensated for any reduction in the market value of the Subordinated Capital Notes that may result from a change of control of Yancoal, except by way of an increase in the Distribution Rate to include the Change of Control Step Up if the Issuer fails to exercise its right to redeem the Subordinated Capital Notes following a Change of Control Event. 7.1.11 Tax consequences for Noteholders A general description of the Australian taxation consequences of investing in the Subordinated Capital Notes is set out in the summary by PricewaterhouseCoopers in Section 8. That discussion is in general terms and is not intended to provide specific advice in relation to the circumstances of any particular investor. Accordingly, prospective investors should seek independent advice in relation to their individual tax position. Prospective investors should be aware that any future changes in Australian tax law, including changes in interpretation or application of the law by the courts or taxation authorities in Australia, may affect the taxation treatment of the acquisition, holding and disposal of the Subordinated Capital Notes.

94 Yancoal Subordinated Capital Notes 7 Risk Factors Continued 7.1.12 Enforcement risk The Terms provide that rights under the Subordinated Capital Notes and the Note Trust Deed may generally only be enforced by the Note Trustee and not by the Noteholders directly. Noteholders must therefore notify their claims to the Note Trustee and rely on enforcement by the Note Trustee, except in certain circumstances where the Note Trustee has failed to take action after being directed by Noteholders to do so and the Note Trustee has, to its satisfaction, been indemnified by the Noteholder. The Note Trustee is not obliged to take any enforcement action unless it has been so directed by a Holder Resolution or so requested in writing by the Noteholders of at least 10% of the aggregate of the principal amount of all Subordinated Capital Notes Outstanding (ignoring any Subordinated Capital Notes held by the Issuer, Yancoal or any of Yancoal’s Subsidiaries and not cancelled); it has been indemnified or secured in respect of all liabilities, costs, charges, damages and expenses which it may incur; and it is not restricted or prohibited from taking such action by any competent court of any applicable law. There is a risk that an individual Noteholder may not be able to require enforcement action to be taken by the Note Trustee unless the requisite number of Noteholders similarly require that enforcement action to be taken. Further, if the Note Trustee forms the view that any enforcement action it has been directed to take is or could be inconsistent with the Note Trust Deed, the Terms or any applicable law or is or could be otherwise objectionable, it may take steps to seek (and, if the court so determines, to obtain) a court direction or order to set aside or vary the direction and, while those steps are underway, the Note Trustee will not be obliged to take any action or proceedings it has been directed to take. Noteholders may, by Special Resolution, waive breaches of, or release or compromise the claims of Noteholders against the Issuer or Yancoal under, the Note Trust Deed. There is a risk that a decision by the requisite majority of Noteholders to waive a breach of the Note Trust Deed or release or compromise the claims of Noteholders against the Issuer or Yancoal under the Note Trust Deed, may not accord with the preferences of an individual Noteholder. 7.2 OtherrisksassociatedwiththeOffer 7.2.1 Market price The market price of the Subordinated Capital Notes may fluctuate due to various factors, including credit spreads on other corporate securities, investor sentiment towards the Issuer or Yancoal, Australian and worldwide economic conditions, the price and demand for coal, movements in interest rates, credit margins, foreign exchange rates, the market price and liquidity of Yancoal Ordinary Shares or senior or subordinated debt issued by the Issuer or Yancoal or factors that may affect the financial performance, position or creditworthiness of the Issuer or Yancoal and other factors beyond the control of the Issuer and Yancoal and the Directors of the Issuer and Yancoal. As a result, Noteholders who wish to sell their Subordinated Capital Notes may be unable to do so at an acceptable price (if at all), and therefore unable to recover all or any part of the Face Value of the Subordinated Capital Notes. 7.2.2 Liquidity Although the Issuer intends to list the Subordinated Capital Notes on ASX, there is no guarantee that a liquid market will develop for the Subordinated Capital Notes. Yanzhou intends to subscribe for its full pro rata entitlement under the Offer which will result in Yanzhou holding approximately 78% of the issued Subordinated Capital Notes assuming the Offer is fully subscribed. If the Offer is not fully subscribed, Yanzhou’s percentage holding of the issued Subordinated Capital Notes will be higher than 78% and, depending on the level of participation in the Offer, Yanzhou may hold almost all of the issued Subordinated Capital Notes. Noteholders who wish to sell their Subordinated Capital Notes may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists on ASX for the Subordinated Capital Notes. The extent of liquidity may also affect the volatility of the market price of the Subordinated Capital Notes and may result in Subordinated Capital Notes trading on ASX below fair value or the issue price. There is no guarantee that the Subordinated Capital Notes will remain continuously quoted on ASX. However, a delisting of the Subordinated Capital Notes initiated by the Issuer would require majority consent from Noteholders. 7.2.3Distributionsrisk Subject to the Issuer’s right to defer the payment of Distributions, the Issuer expects to make Distributions during the first five years following issuance of the Subordinated Capital Notes using funding drawn by Yancoal under the Distribution Facility and from cash flows from Yancoal’s operations (if available). Following the expiry of that period, the Issuer’s ability to fund Distributions will depend substantially on the performance of Yancoal’s operations and its ability to raise further debt or equity finance, including ongoing financial support from Yanzhou (see Section 7.3.1). If Yancoal’s operations do not produce sufficient cash flow, the Issuer will rely on the Distribution Facility to pay Distributions during the first five years following issuance of the Subordinated Capital Notes and, following expiry of that period, there is a risk that Yancoal may be unable to procure or raise sufficient cash from its operations or future debt or equity raisings and would, in that case, have insufficient cash for the Issuer to pay Distributions or redeem the Subordinated Capital Notes. If, for any reason, Yancoal is unable to, or decides it does not wish the Issuer to, pay Distributions on the Subordinated Capital Notes, or if Yancoal or the Issuer become insolvent for any reason, or is placed in receivership, administration, liquidation or any other similar process, the Noteholders may not receive all, or any, Distributions on the Subordinated Capital Notes (including as a result of a deferral of Distributions). Further, in certain limited circumstances, the Issuer requires the consent of Bank of China to pay Distributions (see Section 5.8.3). 7.2.4 Foreign currency risks For Noteholders who choose to receive Distributions in A$, Yancoal will use the Distribution amount payable in US$ to purchase A$ from an Australian financial institution at the exchange rate quoted to Yancoal by that financial institution and pay the amount received in A$ (after deducting any applicable fees, charges or commissions) to such Noteholders. Consequently the Distributions received by these Noteholders will be subject to adverse movements in the A$:US$ exchange rate. Further, the Subordinated Capital Notes and Conversion Price are denominated in US$. As the value of A$:US$ fluctuates, the Subordinated Capital Notes may become more or less valuable in A$ terms. The extent of such fluctuations could be substantial. Accordingly, the Subordinated Capital Notes will not be a suitable investment for prospective investors who are unable or unwilling to bear such risks.

95

AUD/US$ Exchange Rate[2]


$1.15
$1.00
$0.85
$0.70
AUD/USD
$0.88
31-Oct-09
30-Jun-11
28-Feb-13
31-Oct-14
AUD/USD Exchange Rate

7.2.5 Conversion
The Yancoal Ordinary Shares acquired by Noteholders following Conversion of their Subordinated Capital Notes will have the same rights as other Yancoal Ordinary Shares, which are different from the rights attached to the Subordinated Capital Notes.

The market price of the Yancoal Ordinary Shares may fluctuate over time as a result of a number of factors including the financial performance and prospects of Yancoal, prevailing market conditions, the liquidity of Yancoal Ordinary Shares and the volume of Yancoal Ordinary Shares being bought or sold at any point in time. It should be noted that there is no guarantee that the Yancoal Ordinary Shares will trade at or above the Conversion Price. It should also be noted that the historic share price performance of the Yancoal Ordinary Shares does not necessarily provide any guidance as to its future share price performance.

7.2.6 Liquidity of Yancoal Ordinary Shares
As at the date of this Prospectus, Yancoal's two largest shareholders, Yanzhou and Noble Group, together hold approximately 91.16% of issued Yancoal Ordinary Shares. Yancoal's 20 largest shareholders together hold approximately 99.34% of issued Yancoal Ordinary Shares.

The issue of the Subordinated Capital Notes may reduce investor interest in the Yancoal Ordinary Shares, and therefore may impede liquidity of the Yancoal Ordinary Shares.

Further, as a result of the low liquidity of Yancoal Ordinary Shares, Noteholders who Convert their Subordinated Capital Notes into Yancoal Ordinary Shares may be unable to sell those Yancoal Ordinary Shares at an acceptable price, or at all, if insufficient liquidity exists on ASX for the Yancoal Ordinary Shares.

The extent of liquidity of Yancoal Ordinary Shares may also affect the volatility of the market price of the Yancoal Ordinary Shares.

7.2.7 Dilution of Yancoal Ordinary Shares
At the time of the Offer, Yancoal has 994,216,659 Yancoal Ordinary Shares on issue. The Subordinated Capital Notes if fully subscribed could, if fully converted, be converted into approximately 23,076,962,000 Yancoal Ordinary Shares[3] which would significantly dilute the existing Yancoal Ordinary Shares.

In addition, the Terms do not permit Yancoal to declare, determine and pay any dividend or distribution from the income or capital of Yancoal in relation to the Yancoal Ordinary Shares (subject to certain exceptions as set out in clause 3.5 of the Terms), for so long as Yancoal has deferred any Distribution on the Subordinated Capital Notes.

Accordingly, it is possible that the Offer and issuance of Subordinated Capital Notes could adversely affect the value of existing Yancoal Ordinary Shares. This may cause the Yancoal Ordinary Shares to trade on ASX at a value less than the Conversion Price.

7.2.8 Dividends on Yancoal Ordinary Shares
Payment of any dividends on Yancoal Ordinary Shares is at the discretion of the Yancoal Directors, and the Yancoal Directors may determine that no payment of dividends will be made. This could occur for various reasons. The Terms also restrict Yancoal from paying any dividends on Yancoal Ordinary Shares for so long as Distributions on the Subordinated Capital Notes have been deferred and not paid (see Section 7.1.4 above). In addition, the Corporations Act currently requires that Yancoal Directors may only declare a dividend if there are positive net assets of Yancoal before the dividend is declared and those assets are sufficient for payment of the dividend, and also currently contains restrictions on returns of capital which may restrict the Yancoal Directors' ability to pay dividends except out of profits and retained profit reserves (and certain other limited sources for example revaluation reserves). Yancoal is not currently making profits, nor does it have significant retained profits. Accordingly, there is no guarantee that any dividends will be paid on Yancoal Ordinary Shares.

Noteholders whose Subordinated Capital Notes are Converted after the record date for a dividend will have no entitlement to that dividend. The Subordinated Capital Notes will not be entitled to participate in any dividends on the Yancoal Ordinary Shares.

7.2.9 Effect of Offer on the control of Yancoal
As the Noteholders will not be entitled to vote at meetings of members of Yancoal, the issue of Subordinated Capital Notes, prior to any Conversion, will have no effect on the control of Yancoal and Yancoal will remain controlled by Yanzhou.

Subordinated Capital Notes are being offered to Yancoal Ordinary Shareholders on a pro rata basis. Each Subordinated Capital Note may be Converted into 1,000 Yancoal Ordinary Shares. As such, Conversion of Subordinated Capital Notes by Noteholders will substantially dilute any existing Yancoal Shareholders who do not subscribe for Subordinated Capital Notes (or do not Convert them if held).

Yanzhou has committed to subscribe for its full pro rata entitlement of Subordinated Capital Notes (refer to Section 5.8.2(a)). Although the Offer is being made to all Yancoal Shareholders on a pro rata basis[4], as a result of this subscription, if the remaining Subordinated Capital Notes are not fully subscribed by other investors (or if they are so subscribed but are not Converted by the relevant investors), Yanzhou will be able to increase its current voting power of 78% in Yancoal through conversion of its Subordinated Capital Notes. Any Conversion by Yanzhou would be limited by section 606 of the Corporations Act and could not occur in the absence of minority shareholder approval unless limited to Yanzhou increasing its voting power in Yancoal by no more than 3% in any six month period. It is possible that, over time, Yanzhou could, through Conversion, and by reliance on the "3% creep" exemption in item 9 of section 611 of the Corporations Act, reach the 90% threshold for it to exercise the right of compulsory acquisition under Part 6A.2 of the Corporations Act over the remaining Yancoal Ordinary Shares and Subordinated Capital Notes not already owned by Yanzhou.

2 Source: IRESS, priced to 31 October 2014.
3 Based on Yancoal issuing 23,076,962 Subordinated Capital Notes and an Yancoal Ordinary Share conversion price of US$0.10.
4 Some shareholders may be unable to participate in the Offer as a result of the Foreign Selling Restrictions summarised in Section 10.12.

96 Yancoal Subordinated Capital Notes 7 Risk Factors Continued However, Yanzhou could not exercise the right of compulsory acquisition unless it has acquired such number of Yancoal Ordinary Shares and Subordinated Capital Notes on issue as will result in it: • having voting power in Yancoal of at least 90%; and • holding, either alone or with a related body corporate, full beneficial interests in at least 90% by value of all securities of Yancoal that are either shares or convertible into Yancoal Ordinary Shares. In connection with the Offer, Yanzhou has irrevocably undertaken to Yancoal that if, on or before the First Reset Date, Yanzhou, or an associate of Yanzhou, lodges a notice with ASIC seeking to exercise a power of compulsory acquisition of the Subordinated Capital Notes pursuant to Part 6A.2 of the Corporations Act, Yanzhou will pay a cash price for each Subordinated Capital Note which is no less than the higher of the Redemption Amount and a ‘make whole’ amount (see Section 5.8.2 for further information). In the absence of the Offer, Yanzhou’s capacity to increase its voting power in Yancoal would be subject to the same regulatory constraints. However, Yanzhou’s ability to acquire Yancoal Ordinary Shares on ASX would be subject to there being sufficient liquidity of Yancoal Ordinary Shares for it to acquire these shares at an acceptable price. 7.2.10 Loss of Yanzhou control Yanzhou’s shareholding in Yancoal may fall below 50% or Yanzhou may otherwise cease to have control of Yancoal if other Noteholders Convert their Subordinated Capital Notes and Yanzhou does not Convert any, or only Converts proportionally fewer, Subordinated Capital Notes. If this occurs, there is a risk that Yancoal will cease to meet continuity of ownership rules for tax purposes which could result in the forfeiture of significant deferred tax assets in respect of carried forward tax losses. It is also possible that cessation of Yanzhou control of Yancoal may trigger ‘change of control’ provisions in material contracts held by Yancoal which could have an adverse financial impact on Yancoal, or the 51% holding precondition to the Yanzhou Support. However, Yanzhou has confirmed to Yancoal that it currently intends to retain a percentage holding of Yancoal Ordinary Shares of at least 51%, and that it will immediately notify the ASX if that intention changes. In order to avoid adverse outcomes for Yancoal arising through a loss of Yanzhou control, Yancoal has agreed to inform Yanzhou of Conversions by Noteholders and to facilitate Conversion by Yanzhou on the same date. Yanzhou has also committed to Yancoal to immediately notify the ASX of any change in its holding of Subordinated Capital Notes. Should a change to Yanzhou’s intention to retain a percentage holding of Yancoal Ordinary Shares of at least 51% be notified to ASX after the Cut-Off Time for a Conversion Date, Yancoal will allow withdrawal of any Conversion Notices which have been lodged for that Conversion Date at any time prior to that Conversion Date, and will announce to ASX that such Conversion Notices may be withdrawn, and will also seek to contact the relevant Noteholders to ensure they are aware of this opportunity. It will also extend the relevant Conversion Date in these circumstances if it considers this appropriate to allow withdrawals. 7.2.11 Further capital raisings Proceeds from the Offer will not be sufficient to meet Yancoal’s funding needs over the near to medium term (see Section 8.3.1 below). To assist in meeting those needs, Yanzhou has agreed to provide Yancoal the A$1.4 Billion Facility and the Distribution Facility. However, if this financial support is insufficient, it is possible that any further Yanzhou funding support may be provided in the form of debt or equity which, subject to receipt of necessary regulatory and other approvals, could (except as described below) involve the issue to Yanzhou or its affiliates further Yancoal Ordinary Shares or other securities which are convertible into Yancoal Ordinary Shares or securities or obligations which rank equally with or ahead of Subordinated Capital Notes. The Terms include various restrictions on Yancoal incurring further indebtedness to Yanzhou (or incurring further indebtedness that is guaranteed, or benefits from equivalent support provided, by Yanzhou) unless such indebtedness is subordinated to the Subordinated Capital Notes (see Section 2.8.1 for further information). However, these restrictions will cease to apply after Resale Notices have been given in respect of all of the Subordinated Capital Notes then outstanding (other than any held by Noteholders who consent to their Subordinated Capital Notes not being the subject of the Resale Notices) and the Purchase Price has been paid in respect of all Subordinated Capital Notes which are to be the subject of the Resale (this generally may not occur earlier than five years after the Issue Date). There is a risk that any additional funding provided (or guaranteed or benefiting from equivalent support) by Yanzhou after this date may rank equally with or ahead of the Subordinated Capital Notes. Any such issuance could adversely affect the value of existing Yancoal Ordinary Shares and Subordinated Capital Notes. This may cause the Yancoal Ordinary Shares to trade on ASX at a value less than the Conversion Price or cause Subordinated Capital Notes to trade on ASX at less than Face Value. 7.2.12 Takeovers Panel A Yancoal Shareholder, Senrigan Capital Management Ltd, has commenced an application in the Takeovers Panel seeking a declaration of unacceptable circumstances and amongst other things that the Offer be made subject to shareholder approval (with Yanzhou excluded from voting) or withdrawn. Yancoal and the Issuer do not believe that the application has merit. However, there is a risk that the Takeovers Panel may grant the orders in which case the Offer may need to be withdrawn (subject to the outcome of the appeal). 7.2.13 Yanzhou Support As described in section 5.8.2(b), Yanzhou has undertaken to Yancoal that unless revoked by giving not less than 24 months’ notice (or such shorter period as Yancoal may agree), for so long as Yanzhou owns at least 51% of the shares in Yancoal, Yanzhou will ensure that Yancoal continues to operate so that it remains solvent. There is no certainty that Yancoal will remain solvent, as the Yanzhou Support is revocable by Yanzhou on 24 months notice and is conditional on Yanzhou owning at least 51% of the shares in Yancoal5. In addition, depending on the form and terms of any funding to be provided by Yanzhou, minority Yancoal Shareholder approval and other regulatory approvals may be required before that funding could be provided, and any such approvals may not be forthcoming. The Yanzhou Support and the FIRB Undertaking do not require Yanzhou to fund Yancoal in a manner which is non-dilutive to other Yancoal Shareholders or to provide funding on non-commercial terms. 7.2.14 Regulatory and other approvals There is a risk that the remaining Chinese regulatory approvals required for Yanzhou’s subscription under the Offer (see Section 5.8.2(a)) may not be received. In the event that these approvals are not received, the Offer will be withdrawn, the Subordinated Capital Notes will not be issued and all Application Payments received will be refunded (without interest) to Applicants as soon as practicable. 5 Yanzhou has confirmed to Yancoal that it currently intends to retain a percentage holding of Yancoal Ordinary Shares of at least 51%, and that it will inform ASX and Yancoal if that intention changes.

7.3 Risks associated with Yancoal and the Issuer The future operating performance of the Yancoal Group and the value of an investment in the Subordinated Capital Notes may also be affected by risks relating to Yancoal’s business. Some of these risks are specific to Yancoal while others relate to economic conditions and the general industry and markets in which Yancoal operates. Where practicable, Yancoal seeks to implement risk mitigation strategies to minimise its exposure to some of the risks outlined below. However, there can be no assurance that such strategies will protect Yancoal from these risks. Other risks are beyond Yancoal’s control and cannot be mitigated. The occurrence of any such risks could adversely affect Yancoal’s financial condition and performance and the value of the Subordinated Capital Notes and Yancoal Ordinary Shares. 7.3.1 Funding requirements Based on the current financial position and outlook of Yancoal, Yancoal expects that, notwithstanding the issuance of the Subordinated Capital Notes, Yancoal’s existing credit committed facilities and internally-generated cashflow will be insufficient to fund operating losses, funding costs (including Distributions on the Subordinated Capital Notes) and other expenditure that will be required for Yancoal’s operations until coal prices improve. While Yanzhou has indicated its intention to take up its pro rata allocation of Subordinated Capital Notes, Yancoal’s additional funding requirements will be exacerbated to the extent other Yancoal Shareholders do not take up their pro rata allocation of Subordinated Capital Notes and other investors do not subscribe for those Subordinated Capital Notes. In connection with the Offer, Yanzhou has agreed to provide the A$1.4 Billion Facility, for the purpose of funding Yancoal’s cash flow requirements and for general corporate purposes, and the Distribution Facility, for the purpose of Yancoal funding Distributions on the Subordinated Capital Notes during the first five years after the issuance of the Subordinated Capital Notes to the extent that Yancoal has insufficient cashflow to fund those Distributions itself. Refer to Section 5.8.2(b) for further information in relation to these facilities. While these funding facilities will alleviate Yancoal’s near term funding pressures, the amount of future funding required by Yancoal will depend on a number of factors, including the performance of Yancoal’s business at that time. Yancoal’s business operations and cashflow are highly sensitive to any fluctuation in the US$ coal price, coal production from its operations, demand for its coal product and movements in foreign exchange rates, particularly movements in the A$:US$ exchange rate. In developing its business plan and operating budget, Yancoal has made certain assumptions regarding coal prices, the A$:US$ exchange rate, future production levels, production costs and other factors which determine Yancoal’s financial performance. In particular, Yancoal’s coal price assumptions are based on independent 3rd party long-term coal price forecasts from, amongst others, AME, McCloskey and Wood Mackenzie, adjusted to reflect the specific types and characteristics of Yancoal’s coal production. These forecasts generally suggest that coal prices will trend upwards from 2016. Yancoal’s A$:US$ exchange rate assumptions assume that the A$ will trend down to US$0.80 by 2020. Yancoal’s forecast coal production for the period to the end of 2018 is set out in Section 5.7.3. If some or all of these assumptions do not materialise, and depending on other factors which impact Yancoal’s financial performance, including Yancoal achieving expected costs of production, it is possible that the funding committed by Yanzhou will be insufficient to meet all of Yancoal ‘s funding requirements over the medium term. If a funding shortfall materialises, Yancoal may need to raise substantial additional debt or equity. Yancoal’s capacity to secure the requisite level of funding will depend on the amount of funding required, the performance and future prospects of its business and a number of other factors, including US$ coal prices, interest rates, economic conditions, debt market conditions, equity market conditions, and future levels of Yanzhou support. Inability to obtain future financing at all or on terms acceptable to Yancoal could mean that Yancoal will be unable to continue all of its existing operations in their current form or pursue its expansion and growth projects (either at all, or within the same timeframe) and Yancoal may incur higher financing costs. In the absence of Yanzhou funding support, these factors are likely to have a material adverse effect on the financial condition and performance of Yancoal and its capacity to pay Distributions on the Subordinated Capital Notes. To the extent that Yancoal is not able to secure additional financing (whether debt or equity) on acceptable terms from third parties, Yancoal will need to continue to rely on financial support from Yanzhou. Yanzhou’s capacity to meet its funding commitments will depend on its financial position at that time and its capacity to raise the necessary funds to meet its commitments. Yancoal’s capacity to source further funding from Yanzhou will depend on Yanzhou’s willingness and financial capacity to provide that funding. There can be no assurance that Yanzhou will be in a position to provide financial support to Yancoal. 7.3.2Refinancingrisk No assurance can be given that any refinancing of Yancoal’s existing committed credit facilities will be available at all or on terms favourable to Yancoal as and when the existing facilities mature. Yancoal’s capacity to secure the requisite level of funding will depend on the amount of funding required, the performance and future prospects of its business and a number of other factors, including US$ coal prices, interest rates, economic conditions, debt market conditions, equity market conditions, and future levels of Yanzhou support. More specifically, there is a refinancing risk in 2020, 2021 and 2022, where US$2.7 billion of debt falls due for repayment and Yancoal will need to refinance this debt. If Yancoal breaches any of the bank funding repayment obligations, or breaches financial covenants, the senior lenders could cancel the facility and declare all loans, including any accrued interest, and all other amounts accrued under the related facility documents, immediately due and payable. A number of investment groups and financial institutions have announced either a change in, or intention to consider a change in, investment mandates so their groups can no longer invest or lend to companies with coal exposure. This may impact Yancoal’s ability to attract new financing. 7.3.3 Financial covenants The Yancoal Group is subject to various financial covenants in relation to its banking facilities, including the BOC Facilities. Under the BOC Facilities, three financial covenants are tested semi-annually. As at June 2013, November 2013 and May 2014, Yancoal sought and obtained waivers from Bank of China

98 Yancoal Subordinated Capital Notes 7 Risk Factors Continued effectively extending the first test date of the financial covenants such that to date only the gearing ratio has been tested as at 30 June 2014. Current covenants include: • an interest cover ratio of no less than 1.15 on 30 June 2015 (and as at the last day of each financial half year thereafter)6; • a consolidated net worth of no less than A$1.6 billion on 31 December 2014 (and as at the last day of each financial half year thereafter); • a gearing ratio of no more than 0.80 on 31 December 2014 (and as at the last day of each financial half year thereafter); and • other covenants in relation to change of control events or material adverse effects on Yancoal’s ability to perform its obligations under the banking facilities. Factors such as adverse movements in interest rates and coal prices, appreciation of the A$ and deterioration of the financial performance of Yancoal’s business could lead to a breach in financial covenants. If the Offer does not proceed, or if the issue date of the Subordinated Capital Notes is delayed beyond 31 December 2014, it is likely that Yancoal will breach the consolidated net worth and gearing covenants in the BOC Facilities as at 31 December 2014, unless it is able to obtain a waiver from Bank of China. Similarly, if the Offer does not proceed, it is likely that Yancoal will breach the interest cover ratio covenant in the BOC Facilities on 30 June 2015, unless it is able to obtain a waiver from Bank of China. The lenders may require their loans to be repaid immediately and cancel the banking facilities upon a failure to meet these financial covenants by the Yancoal Group. 7.3.4 Adverse foreign exchange rate movements Foreign exchange risk is the risk of Yancoal sustaining loss through adverse movements in exchange rates. Such losses can impact Yancoal’s financial position and performance and the level of additional funding required to support Yancoal’s businesses. The liabilities, earnings and cash flows of Yancoal are influenced by movements in exchange rates, especially movements in the A$:US$ exchange rate. Foreign currency exposure arises particularly in relation to coal supply contracts, which generally are priced and payable in US$, procurement of imported plant and equipment, which can be priced in US$ or other foreign currencies, and debt denominated in currencies other than A$. The impact of exchange rate movements will vary depending on factors such as the nature, magnitude and duration of the movements, the extent to which currency risk is hedged under forward exchange contracts and the terms of these contracts. Yancoal has put in place accounting hedges, pursuant to Australian Accounting Standard 139, where future US$ denominated loan repayments are designated as “natural cash flow hedges” of future US$ denominated coal sales revenues in the periods immediately prior to each committed debt repayment. Yancoal has partially hedged FX USD revenue exposure by entering into FECs. The impact of movements in exchange rates, particularly any increase in the value of A$ relative to that of US$ combined with or in the absence of forward exchange contracts, may be negative, and the risks described above may have material adverse financial consequences for Yancoal. While downward movement in the value of the A$ relative to the value of the US$ has a positive impact on Yancoal’s profitability, it also increases the A$ value of Yancoal’s debt, which is predominantly US$ denominated. 7.3.5 Coal prices and coal demand risk Yancoal generates revenue from the sale of coal. In developing its business plan and operating budget, Yancoal makes certain assumptions regarding coal prices and demand for coal. The prices which Yancoal will receive for its coal depend on numerous market factors beyond its control and, accordingly, some underlying coal price assumptions relied on by Yancoal may materially change and actual coal prices and demand may differ materially from those expected. Historically, demand for coal and coal prices have been cyclical and volatile. The prices for coal are determined predominantly by world markets, which are affected by numerous factors, including the outcome of future sale contract negotiations, general economic activity, industrial production levels, changes in foreign exchange rates, changes in energy demand and demand for steel, changes in the supply of seaborne coal, technological changes, changes in production levels and events interfering with supply, changes in international freight rates or other transportation infrastructure and costs, the costs of other commodities and substitutes for coal, market changes in coal quality requirements, government regulations which restrict use of coal, and tax impositions on the resources industry, all of which are outside the control of Yancoal and may have a material adverse impact on coal prices and demand. In addition, the coal price is highly dependent on the outlook for coal consumption in large Asian economies, such as China, Japan and India, as well as any changes in government policy regarding coal or energy policy in those countries. Absent offsetting factors, significant and sustained adverse movements in demand for coal and, consequently, coal prices (both generally and in relation to particular types and classes of coal) may have a material adverse impact on the ongoing financial performance and financial position of Yancoal or may result in Yancoal not proceeding with the development of new mines and projects due to such development not being economically viable. Over the period from 31 October 2010 to 31 October 2014, weakened demand for all categories of coal, coupled with newly commissioned supply after a period of higher coal prices has led to significant pressure on coal prices. Over that period: • semi-soft coking coal prices have declined 46%; • PCI prices have declined 42%; and • thermal coal prices have declined 36%. Continued weakening in coal prices or any deterioration prompted by further reduction in demand or addition of new tonnes to the seaborne market (for example from thermal coal exports from the US) would have a material adverse impact on the financial performance of Yancoal and its capacity to undertake development projects. 7.3.6Coalproduction Improvement in Yancoal’s financial performance is dependent on Yancoal being able to sustain or increase coal production and decrease operating costs on a per tonne basis. Yancoal’s coal production can be impacted by a number of factors, including unforeseen geological or geotechnical issues (particularly in Yancoal’s underground operations), abnormal wet weather conditions, unforeseen delays or complexities in installing and operating longwall mining systems and unforeseen delays or complexities in installing and operating pillar extraction systems, protracted breakdown of coal handling infrastructure and other mining equipment and rail and port breakdowns and outages. Regulatory factors and the occurrence of other operating risks can also limit production (see further in Sections 7.3.9 and 7.3.15 respectively). 6 Bank of China has agreed to provide a waiver to extend the first test date for the interest cover ratio to 30 June 2016. This waiver is conditional on, among other things, the Offer proceeding and raising at least US$1.8 billion and at least that amount being applied to reduce the Shareholder Loans (refer to Section 5.8.3 for further information on Bank of China syndicate’s extension and waivers).

99

Growth in Yancoal's coal production, and its capacity to lower the overall production cost of Yancoal's NSW operations, is substantially dependent on the development of the Moolarben Stage 2 expansion project. The open cut expansion is targeted for completion in Q4 of 2015. Yancoal's ability to implement this project within this timeframe will depend on the timely receipt of regulatory and other third party approvals on acceptable terms (see Section 7.3.9 below).

A major production outage, a fall in production from current levels, or the delay or discontinuation of Moolarben Stage 2, will have an adverse impact on Yancoal's production profile and financial performance, and may increase the amount of future funding required by Yancoal to fund its operating losses (see Section 7.3.1 above).

Any increase in the costs of developing Moolarben Stage 2, which could arise from a range of reasons including cost of inputs being greater than anticipated, failure by other Joint Venture parties to agree to fund the development (in which case Yancoal's required contribution would be greater and the relevant parties would be diluted) or for other reasons, could adversely affect the economics of the project.

7.3.7 Debt cost

The majority of Yancoal Group's loan are US$ LIBOR based floating rate loans and currently there are no interest rate hedging arrangements in place. As a result, any increase in the US$ LIBOR from current levels will expose the Yancoal Group to the risk of higher debt costs.

7.3.8 Taxation risks

There are various taxation issues involving Yancoal and/or its subsidiaries, which may impact on the financial position of the Yancoal Group, including that:

- the Australian Taxation Office (**ATO**) commenced a Client Risk Review in October 2012 in relation to the income tax and research and development aspects of the Yancoal tax consolidated group, covering the income tax years ended 31 December 2009, 31 December 2010 and 31 December 2011. Following completion of the review, the ATO commenced a formal audit process in relation to a number of specific items. These matters remain in progress and it is too early to make an assessment about the outcome of this audit;
- during 2012, Yancoal was notified of an unfavourable determination by Innovation Australia in relation to certain research and development (**R&D**) activities registered by the Yancoal Group in relation to the June 2005 to December 2009 income tax years. The value of the tax benefits in relation to the relevant R&D project over the period is approximately A$19 million. This matter remains under review and there have been no amended assessments issued by the Commissioner of Taxation as at 30 June 2014 or to the date of the signing of the Half-Year Financial Statements for 2014, and as such, no provision has been recognised for any potential liability that may flow from this review. There are a number of other R&D projects currently under various stages of review with either AusIndustry and/or the ATO;
- due to its high level of debt Yancoal may be denied interest deductions for tax purposes under the Australian Thin Capitalisation tax rules in the current and future financial years. The issuance of Subordinated Capital Notes pursuant to this Prospectus will reduce tax deductible debt so should positively impact this position. However it should be noted that Distributions made in respect of the Subordinated Capital Notes are not tax deductible, as the Subordinated Capital Notes are equity instruments for tax purposes;
- the Yancoal Group currently has a net A$73.9 million Minerals Resource Rent Tax (**MRRT**) deferred tax asset. As the MRRT legislation was repealed on 5 September 2014, the Yancoal Group will need to derecognise this asset, which will lead to a non-cash charge of A$73.9 million in Yancoal's 2H 2014 financial statements. The derecognition of this asset has been included in the pro forma financial statements in Section 6.3 to illustrate the impact of this change; and
- Yancoal is currently in discussions with the New South Wales Office of State Revenue (**OSR**) regarding possible partial recovery of stamp duty paid by Gloucester on the acquisition of Donaldson in July 2011. The dispute is in respect of the value of certain assessable assets acquired as part of the transaction. Should Yancoal fail to reach an agreed final position on valuation with the OSR then this could have an adverse impact on Yancoal's earnings; and
- the Yancoal Group carries significant deferred tax assets in respect of carried forward tax losses. The recoverability of these assets is dependent upon future profitability, which in turn is dependent upon coal prices, exchange rate outcomes and other risks described in this Section 7. It is also possible that some or all of these assets may be forfeited if Yancoal undertakes certain transactions in the future, particularly transactions which involve a material change to its ownership structure or if Yanzhou's shareholding in Yancoal falls below 50% (see Section 7.2.10).

7.3.9 Regulatory and other approvals

The ability of Yancoal to meet its long term production target profile depends on (amongst other things) Yancoal being able to obtain on a timely basis, and maintain, all necessary regulatory approvals (including any approvals arising under applicable mining laws, environmental regulations and other laws) for its current operations and expansion and growth projects, including obtaining planning approvals, land access, land owner consents and addressing any native title issues, impacts on the environment and objections from local communities.

The requirement to obtain approvals and to address potential and actual issues for existing and future mining projects is common to most companies in the coal sector. However, there is no assurance or guarantee that Yancoal will be in a position to secure any or all of the required consents, approvals and rights necessary to maintain its current production profile from its existing operations or to develop its growth projects in a manner which will result in profitable mining operations and the achievement of its long term production targets. If these approvals (or other approvals required for the planned production increases) are not obtained, or if conditional or limited approvals are obtained, the economic viability of the relevant projects may be adversely affected, which may in turn result in the value of the relevant assets being impaired.

Moolarben coal mine

The development of open-cut 4 of Stage 2 of the Moolarben coal mine presently faces regulatory and landholder issues which could materially affect the development of this project. The Department of Planning & Environment (NSW) (**DP&E**) has completed its preliminary assessment report and is finalising its Final Assessment Report prior to requesting the Secretary to refer these issues to the PAC for determination.

A key risk related to final approval to proceed is the requirement to reach agreement with private landholders prior to the grant of mining leases for the project. These lands are primarily owned by a competitor (who has previously initiated court proceedings), as well as other private landholders. Negotiations have progressed with the landholders, but agreement has not yet been reached. Unless the parties are able to reach a commercial agreement, there is a risk that the leases required for the Stage 2 expansion will be delayed for an extended period of time, reduced in size or never granted.

100 Yancoal Subordinated Capital Notes

7 Risk Factors
Continued

Austar coal mine

Development production was halted at Austar on 15 April 2014, following an underground incident resulting in two fatalities. An investigation by the NSW Mine Safety Investigation Unit into the cause of the incident is ongoing and development crews have been redeployed to the Ashton and Abel mines.

An investigation report will be prepared by the NSW Mine Safety Investigation Unit for the Secretary of NSW Trade & Investment and the NSW Coroner.

The outcome of the investigation is not known. As a result, there is a possible risk that the findings of the investigation may impose constraints on future operations at the mine. This possibility may include or extend to the determination that development at Austar cannot recommence or authorisation by the Government Inspector for mining to take place may not be given. If Yancoal is not in a position to continue development at Austar, it may have an adverse effect on the financial position and funding requirements of Yancoal, as it may impact Yancoal's production levels, impeding Yancoal from meeting its future production targets and/or increase the operating costs of Yancoal.

7.3.10 Asset impairment and fair value adjustment

Yancoal is required to assess potential impairment of assets, in particular mining tenements, at each reporting date. The recoverable amount is determined using the value in use method, using a discounted cash flow model. The key assumptions to which the model is most sensitive include coal prices, foreign exchange rates, production and capital costs, the cost of capital discount rate and coal resources and reserves. Any material change to these inputs could result in a requirement for Yancoal to take an impairment charge to write down the recoverable value of one or more of its assets.

In particular, the estimated A$206 million royalty receivable by Middlemount (as at 30 June 2014) is subject to fair value adjustment. The royalty receivable is estimated based on expected future cash flows that are dependent on sales volumes, US$ denominated coal prices and the US$ foreign exchange rate, and the adjustment of fair value will be sensitive to long term coal prices and the A$:US$ exchange rate which are both subject to significant volatility.

A material impairment of asset carrying values may adversely impact Yancoal's ability to meet the net worth covenant under the BOC Syndicated Facility.

7.3.11 Reporting in accordance with JORC 2012

It is expected that the Reserve and Resource estimates to be reported on 31 December 2014 will differ from those reported in Yancoal's Annual Report for the year ended 31 December 2013. The Reserve and Resource estimates presented in Yancoal's Annual Report for the year ended 31 December 2013 were produced in accordance with either JORC 2004 or JORC 2012. Since Yancoal's Annual Report for the year ended 31 December 2013 was released, Yancoal engaged Competent Person(s) to evaluate the JORC 2004[7] resource and reserve reports and to update the reports to JORC 2012 compliance standards where appropriate. These reports are in the process of being drafted and are expected to be completed in December 2014.

Following the evaluation it was decided that the majority of the existing JORC 2004 estimates could support a JORC 2012 compliant resource or reserve with these reports currently being generated. Uncertainty remains in regards to a select few on if they can support a JORC 2012 compliant resource or reserve.

If Yancoal's actual JORC 2012 Resource and Reserve estimates are less than current estimates as set out in this Prospectus, the value of the mining and exploration tenements may need to be assessed.

Donaldson

There is a risk that the requirement for marketable reserves in accordance with JORC 2012 will not be met due to a lack of coal quality data within the area to support the Reserve statement in accordance with JORC 2012.

Yancoal anticipates that the Resource estimate for the Donaldson mine may also be reduced when evaluated in accordance with JORC 2012.

Gloucester

Yancoal anticipates that the Resource and Reserve estimate related to the Grant & Chainey Resource area and the Stratford North project area may be reduced when evaluated in accordance with JORC 2012.

Monash

The Monash exploration project's reported Resource of 605Mt in accordance with JORC 2004 may be regarded as non-JORC 2012 compliant. It is uncertain how much of the Monash JORC 2004 Resource will be converted to a JORC 2012 Resource without further drilling and quality studies. If, on completion of this work, the Monash Resource as determined under JORC 2012 is less than 605Mt, it is possible that the value of Monash may need to be assessed.

7.3.12 Estimates of Resources and Reserves and geology

In addition to the risks described above associated with evaluation of Resource and Reserve estimates produced in accordance with JORC 2004 against JORC 2012 and potential downgrades or reductions to those Resource and Reserve estimates, the volume and quality of the coal that Yancoal recovers may be less than the Resource and Reserve estimates included in this Prospectus. Resource and Reserve estimates are expressions of judgment based on knowledge, experience and industry practice. There are risks associated with such estimates, including that coal mined may be of a different quality or grade, tonnage or strip ratio from those in the estimates and the ability to economically extract and process the coal may not eventuate. Resource and Reserve estimates are necessarily imprecise and depend to some extent on interpretations and geological assumptions, coal prices, cost assumptions, and statistical inferences which may ultimately prove to have been unreliable.

Yancoal will include an updated Reserve and Resource statement in accordance with JORC 2012 as part of its Annual Report for the year ended 31 December 2014, to be released in the first half of 2015.

Resource and Reserve estimates are regularly revised based on actual production experience or new information and could therefore be expected to change. Furthermore, should Yancoal encounter mineralisation or formations different from those predicted by past drilling, sampling and similar examinations, Resource and Reserve estimates may have to be adjusted and mining plans, coal processing and infrastructure may have to be altered in a way that might adversely affect their operations. Moreover, a decline in the price of coal, stabilisation at a price lower than recent levels, increases in production costs, decreases in recovery rates or changes in applicable laws and regulations, including environment, permitting, title or tax regulations, that are adverse to Yancoal, may mean the volumes of coal that any of them can feasibly extract may be significantly lower than the Resource and Reserve estimates indicated in this Prospectus. If it is determined that mining of certain Reserves are uneconomic, this may lead to a reduction in Yancoal's aggregate Reserve estimates.

7 Resource and Reserve estimates provided for each of the Moolarben mine, Yarrabee mine, Gloucester Basin operations, Donaldson mine and Monash in Yancoal's Annual Report for the year ended 31 December 2013 were produced in accordance with JORC 2004. Please refer to the Resource and Reserve Table at Section 4.2.

101

Material changes in Reserve estimates, grades, strip ratios, washing yields or recovery rates may affect the economic viability of projects. Reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations.

If Yancoal's actual Resource and Reserve estimates are less than current estimates, Yancoal's prospects, value, business, results of operations and financial condition may be materially adversely affected.

Certain projects of Yancoal are focussed on exploration activities. The exploration potential of these projects has insufficient sampling at this time to define a Resource estimate and it is uncertain how much of the potential will be converted to a Resource estimate with further drilling. The potential quantity and quality of the exploration targets for these projects is conceptual in nature since there has been insufficient work completed to define them beyond exploration targets and it is uncertain if further exploration will result in the determination of a Resource.

7.3.13 Uncertainty in costs forecast

The business operations and financial condition of Yancoal may vary with fluctuations in production and capital costs. Changes in the costs of mining and processing operations as well as capital costs could occur, including as a result of unforeseen events, such as international and local economic and political events (including movement in exchange rates) or unexpected geological or mining conditions, and could have material adverse financial consequences for Yancoal.

7.3.14 Take or pay liabilities

Port and rail (above rail and below rail) capacity is generally contracted via long-term take-or-pay contracts. Yancoal will generally be required to pay for its contracted rail or port tonnage irrespective of whether it is utilised. Unused port or rail capacity can arise as a result of circumstances including insufficient production from a given mine, a mismatch between port and rail capacity for a mine, or an inability to transfer the used capacity due to contractual limitations such as required consent of the provider of the port or rail services, or because the coal must emanate from specified source mines or be loaded onto trains at specified load points.

Yancoal currently has excess rail and port capacity commitments across its NSW operations, which represents a significant cost to its NSW operations. Delays in Yancoal's NSW growth projects (such as Moolarben Stage 2) may exacerbate Yancoal's current excess position. To the extent that some or all of the contracted rail and port tonnage is not utilised, Yancoal may incur increased costs.

The take-or-pay commitments are estimated to total around A$316 million in excess of Yancoal's expected access requirements for the 5-year period ending 31 December 2018.

7.3.15 Operating risks

Yancoal's operations are subject to operating risks that could result in decreased coal production which could reduce their respective revenues. Operational difficulties may impact the amount of coal produced, delay coal deliveries or increase the cost of mining for a varying length of time. These operating risks include (but are not limited to) industrial accidents (for example the fatality at the Austar mine in March 2014), mine collapses, cave-ins or other failures relating to mine infrastructure, including tailings dams, interruptions due to inclement or hazardous weather conditions, power interruption, critical equipment failure (in particular any protracted breakdown or issues with any of Yancoal's CHPP or a major excavator), fires, and explosions from methane gas or coal dust, accidental mine water discharges, flooding and variations in or unusual or unexpected geological or geotechnical mining conditions (particularly in Yancoal's underground operations). Such risks could result in damage to applicable mines, personal injury, environmental damage, delays in coal production, decreased coal production, loss of revenue, monetary losses and possible legal liability. Although Yancoal's insurance policies provide coverage for some of these risks, the amount and scope of insurance cover is limited by market and economic factors and there can be no assurance that these risks would be fully covered by insurances maintained by Yancoal.

7.3.16 Mine closure

Closure of any of the mines or other operations of Yancoal before the end of their mine life (e.g. due to environmental, geological, geotechnical, commercial and/or health and safety issues), could trigger significant employee redundancy costs, closure and rehabilitation expense and other costs or loss of revenues. Many of these costs will also be incurred where mines are closed at the end of their planned mine life.

If one or more of the relevant sites (including potentially Austar if future development is impeded, following completion of the DTIRIS investigation) are closed earlier than anticipated, Yancoal will be required to fund the closure costs on an expedited basis and potentially lose revenues, which could have an adverse financial effect. In addition, there is a risk that claims may be made arising from environmental remediation upon closure of one or more of the sites.

7.3.17 Coal supply agreements

Yancoal's coal supply agreements typically require the delivery of a fixed or minimum quantity of coal at a location, at a time and over a period stipulated in the agreement. To the extent that any contracted volumes cannot be delivered as agreed, Yancoal may be liable to pay substantial compensation for the resulting losses, costs and charges (including demurrage) incurred by the buyer.

As customer contracts expire, Yancoal's financial performance may be adversely affected if it is unable to renew those contracts or enter into replacement contracts on no less favourable terms.

Most of Yancoal's coal supply agreements also require the delivery of coal meeting specified quality thresholds for characteristics such as moisture content, sulphur content and ash content. Yancoal expects[8] to sell approximately 70% of its coal under contract in 2014 with the remaining 30% sold on the spot market. Yancoal's marketing strategy includes increasing the amount of contracted sales for 2015 towards 80%.

It is possible that the coal quality specifications required by customers and the market more broadly may evolve over time to meet import restrictions and other regulatory requirements, technology advancements and other factors. If Yancoal is unable to supply coal that meets those specifications, its financial performance may be adversely affected.

Further, China recently implemented a series of policies such as the 6% tax on the importation of thermal coal and a number of environmentally driven quality restrictions. The impact of the import tax will depend on the pricing response by large domestic coal producers in China, and may vary if there are further regulatory developments. However, it may make foreign suppliers less competitive versus domestic producers. On 17 November 2014, Chinese President Xi Jinping and Australian Prime Minister Tony Abbott announced that Australia and China had concluded a free trade agreement. This free trade agreement includes the removal of tariffs on all resources and energy products, including the immediate removal of the current 3 per cent tariff

8 These estimates relate to future expectations and therefore are subject to the other risk factors set out in this Section 7, and involve known and unknown risks and uncertainties.

102 Yancoal Subordinated Capital Notes

7 Risk Factors
Continued

on Australian coking coal, and the removal of the current 6 per cent tariff on non-coking coal within two years. While the impact of the PRC tax on Yancoal is unclear and yet to be fully evaluated, Yancoal does not expect any financial impact to be significant.

7.3.18 Joint ventures and reliance on third parties

Yancoal holds a number of joint venture interests, including interests in the Middlemount and Moolarben mines, PWCS, NCIG and WICET, with other parties. Decision making, management, marketing and other key aspects of each joint venture are regulated by agreements between the relevant joint venture participants. Under these agreements, certain decisions require the endorsement of third party joint venture participants and Yancoal relies on the co-operation of these third parties for the success of its current operations and for the development of its growth projects and the transportation of increased production.

Yancoal cannot control the actions of third party joint venture participants, and therefore cannot guarantee that joint ventures will be operated or managed in accordance with the preferred direction or strategy of Yancoal. There is a risk that the veto rights of, or consents required from, the joint venture partners will prevent the business and assets of a joint venture from being developed, operated and managed in accordance with that preferred direction or strategy.

Yancoal also uses contractors and other third parties for exploration, mining and other services generally, and is reliant on a number of third parties for the success of its current operations and for the development of its growth projects. While this is normal for the mining and exploration industry, problems caused by third parties may arise which may have an impact on the performance and operations of Yancoal. Any failure by counterparties to perform their obligations may have a material adverse effect on Yancoal and there can be no assurance that Yancoal will be successful in attempting to enforce its contractual rights through legal action.

7.3.19 Competition

The coal industry is highly competitive, and an increase in production or reduction in prices of competing coal from both Australia and overseas may adversely impact Yancoal's ability to sell its coal products and the price to be attained for sales. Increased competition in the future, including from new competitors, may emerge. This competition may relate not only to coal produced and sold, but also to competition for the acquisition of new projects, which may adversely affect the ability of Yancoal to acquire new interests on acceptable terms should it wish to make such acquisitions.

Further industry consolidation could result in competitors improving their scale or productivity or competitors may develop lower cost geological coal resources or develop resources in lower cost base geographies, increasing pressure on Yancoal's ability to maintain its margins. There is significant competition within the resources industry in Australia, the United States, China and Asia. Furthermore, new entrants to the industry may emerge in one or more of those markets, increasing the competitive pressure on Yancoal. This pressure could adversely affect Yancoal's market share and financial performance and position.

7.3.20 Title (including native title) risks

Exploring or mining for coal is generally illegal without a tenement granted by the State Governments. The grant and renewal of tenements is subject to a regulatory regime and each tenement is subject to certain conditions. There is no certainty that an application for grant or renewal of a tenement will be granted at all or on satisfactory terms or within expected timeframes. Further, the conditions attached to tenements may change. The permitting rules are complex and may change over time, making the title holder's responsibility to comply with the applicable requirements more onerous, more costly or even impossible, thereby precluding or impairing continuing or future mining operations. There is a risk that Yancoal may lose title to any of its granted titles if it is unable to comply with conditions or if the land subject to the title is required for public purposes. There is also a risk that a tenement may not be granted from any applications for renewals of tenements or for new tenements.

Obtaining mining tenements often involves the need to obtain consents from landholders and other third parties, some of which may in certain circumstances have a right of veto, as well as approvals (such as environmental approvals). There is a risk that the requisite consents and approvals may not be able to be obtained on time or on acceptable commercial terms, or may not be able to be obtained at all, and consequently have an adverse financial effect on Yancoal.

While there are no current native title claims, where a new mining lease is required and the relevant land is land in relation to which native title may still exist, Yancoal will need to comply with the Native Title Act 1993 (Cth) (**NTA**) in order for the tenement to be validly granted. Compliance with the NTA (and the right to negotiate procedure) may be prolonged or delayed, and substantial compensation may be payable as part of any agreement reached, including for the extinguishment or impairment of the relevant native title. The existence or declaration of native title may affect the existing or future activities of Yancoal and impact on its ability to develop projects and its operational and financial performance.

7.3.21 Overlapping tenement risks

Some of Yancoal's mines and associated tenements adjoin or are overlapped by petroleum tenements and adjoin other exploration interests held by third parties. Overlapping tenements could potentially prevent, delay or increase the cost of the future development of Yancoal's projects because Yancoal and the relevant petroleum exploration licence or other exploration licence holders could potentially seek to undertake their respective activities on the overlapping area or the same resource seams, and in some cases the overlapping petroleum tenement holder's consent may be required.

There is no guarantee that agreement will be reached with the overlapping petroleum tenement holder or that agreement will not be delayed or will be reached on terms satisfactory to Yancoal. There is also a risk that if agreement cannot be reached with overlapping tenement holders the matter may be referred to the Minister or a Court who may make a decision which adversely impacts upon or prevents the project proposed by Yancoal.

7.3.22 Enforcement and counterparty insolvency risks

Yancoal has entered into contracts which are important to the future of its businesses including (but not limited to) for the provision of coal handling services, long term sales contracts, debt facilities, long term leases, contract mining and the provision of certain guarantees, indemnities and sureties.

Any failure by counterparties to perform those contracts may have a material adverse effect on Yancoal and there can be no assurance that it would be successful in enforcing any of its contractual rights through legal action.

In addition, any insolvency of a counterparty to any of these contracts may have a material adverse effect on Yancoal and there can be no assurance that it would be successful in enforcing any of its contractual rights through legal action or recovering all or any monies owned by that counterparty (including under any claim for damages).

7.3.23 Coal royalties

Royalties are payable to the State Governments on coal produced in Queensland and New South Wales. In both States, the royalties are payable on an ad valorem basis as they are calculated as a

103

percentage of the value for which the coal is sold. The relevant State Governments may increase these royalties or their method of calculation. Any impost of new tax or increase in royalty may have an adverse effect on Yancoal's financial performance and/or financial position.

7.3.24 Health, safety and hazardous materials risks
Yancoal's operations may substantially impact the environment or cause exposure to hazardous materials. Yancoal will use hazardous materials and will generate hazardous waste, and may be subject to common law claims, damages due to natural disasters, and other damages, as well as the investigation and clean-up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of current or former activities at sites that it owns or operates.

There is also a risk that actions could be brought against Yancoal, alleging adverse effects of such substances on personal health. If any injuries or accidents occur in a mine, this could have adverse financial implications including legal claims for personal injury, wrongful death, amendments to approvals, potential production delays or stoppages, any of which may have a material adverse effect on the financial performance and/or financial position of Yancoal.

There is a risk that past, present or future operations have not met, or will not meet, health and safety requirements and/or that the approvals or modifications Yancoal is currently seeking, or may need to seek in the future, will not be granted at all or will be granted on terms that are unduly onerous. If Yancoal is unsuccessful in these efforts or otherwise breaches these health and safety requirements, it may incur fines or penalties, be required to curtail or cease operations and/or be subject to increased compliance costs or costs for rehabilitation or rectification works at one or more of its sites.

7.3.25 Environmental risks
Due to the hazardous nature of coal mining processes, and the associated by-products, residues and tailings generated from these processes, all Yancoal operations are subject to stringent environmental laws and regulations.

There is a risk that past, present or future operations have not met or will not meet environmental or related regulatory requirements and/or that the approvals or modifications Yancoal is currently seeking, or may need to seek in the future, will not be granted at all or will be granted on terms that are unduly onerous. If Yancoal is unsuccessful in these efforts or otherwise breaches these environmental requirements, it may incur fines or penalties, be required to curtail or cease operations and/or be subject to increased compliance costs or costs for rehabilitation or rectification works at one or more of its sites.

Environmental legislation may change in a manner that may require compliance with additional standards, and a heightened degree of responsibility for companies and their directors and employees. There may also be unforeseen environmental liabilities resulting from coal related activities, which may be costly to remedy. In particular, the acceptable level of pollution and the potential abandonment costs and obligations for which Yancoal may become liable as a result of its activities may be impossible to assess under the current legal framework.

7.3.26 Key personnel
A number of key management and personnel are important to attaining the business goals of Yancoal. One or more of these key employees could leave their employment or cease to actively participate in the management of the Yancoal and this may adversely affect the ability of Yancoal to conduct its business and, accordingly, affect its financial performance and its share price. There may be a limited number of persons with the requisite experience and skills to serve in Yancoal's senior management positions if existing management leave Yancoal. If Yancoal cannot attract, train and retain qualified managers, and other personnel, Yancoal may be unable to successfully manage its growth or otherwise compete effectively in the Australian coal industry.

7.3.27 Environmental activism
Environmental lobby groups in both Queensland and New South Wales have recently made submissions opposing both operation and expansion of coal mines in an attempt to prevent new mine developments on the basis of environmental concerns. Increased community concern and adverse actions taken by community and environmental groups may delay or prevent Yancoal from progressing new mine developments or may mean that those mine developments are subject to conditions that adversely affect their profitability and consequently the financial performance of Yancoal.

7.3.28 Changes in government policy, regulation or legislation
The resources industry is subject to extensive legislation, regulations and supervision by a number of federal and state regulatory organisations.

Any future legislation and regulatory change may affect the resources industry and may adversely affect Yancoal's financial performance and position, such as future laws that may limit the emission of greenhouse gases or the use of coal in power generation.

In recent years, State Government policies of New South Wales and Queensland have been introduced in the interests of protecting agricultural and urban land from the effects of mining. These include the Queensland Government's Central Queensland Plan and Regional Planning Interests Act and the NSW Government's Strategic Regional Land Use Policy, Aquifer Interference Policy, and 2013 amendments to the State Environmental Planning Policy (Mining, Petroleum Production and Extractive Industries) 2007. Each of these policies is relevant to the areas in which Yancoal has mining operations. Accordingly, there is no assurance that the future development and exploration activities of Yancoal will result in profitable or commercially viable mining operations in these areas.

Further, China recently implemented a series of policies such as the 6% tax on the importation of thermal coal and a number of environmentally driven quality restrictions. The impact of the import tax will depend on the pricing response by large domestic coal producers in China, and may vary if there are further regulatory developments. However it may make foreign suppliers less competitive versus domestic producers. On 17 November 2014, Chinese President Xi Jinping and Australian Prime Minister Tony Abbott announced that Australia and China had concluded a free trade agreement. This free trade agreement includes the removal of tariffs on all resources and energy products, including the immediate removal of the current 3% cent tariff on Australian coking coal, and the removal of the current 6% tariff on non-coking coal within two years. While the impact of the PRC tax on Yancoal is unclear and yet to be fully evaluated, Yancoal does not expect any financial impact to be significant.

7.3.29 Litigation
Like all companies in the resources sector, Yancoal is exposed to the risks of litigation (either as the complainant or as the defendant), which may have a material adverse effect on the financial position of the relevant entity. Yancoal could become exposed to claims or litigation by persons alleging they are owed fees or other contractual entitlements, employees, regulators, competitors or other third parties. As at the date of this Prospectus, there are a number of existing claims by such parties.

A British Virgin Island subsidiary of Yancoal, Paway Limited (**Paway**), which was formerly owned by Noble, is currently involved in a dispute in the Supreme Court of Western Australia with Crawley Investments Pty Ltd (**Crawley Investments**) in relation to alleged breaches by Paway and others of various

7 Continued Risk Factors
agreements between Noble and Crawley Investments in respect 7.3.32 Transport and infrastructure of the restructure and reorganisation of Crawley Resources Coal produced from Yancoal’s mining operations is transported to Limited (a company that was once owned by Paway and Crawley customers by a combination of road, rail and sea. Investments). The quantum of the claim has not been articulated by Crawley Investments and the outcome of the claim, including A number of factors could disrupt or restrict access to essential any financial impact on Yancoal, remains uncertain. coal transportation and handling services, including (but not limited to): Yancoal does not believe that the Paway litigation or any other • weather related problems; current claim against the Yancoal Group would, if successful, have a material adverse effect on the Yancoal Group. • key equipment and infrastructure failures; • rail or port capacity constraints;
7.3.30 Exploration and development risks
There are several risks relating to coal mining exploration and • congestion and inter-system losses; development which are common to the industry and which, if • industrial action; realised, have the capacity to affect operations, production, cash • failure to obtain consents from third parties for access flow and financial performance of Yancoal. to rail or land; Development and exploration activities may be affected by • failure or delay in the construction of new rail factors beyond the control of Yancoal, including geological or port capacity; conditions, seismic activity, mineralisation, consistency and • failure to meet contractual requirements; predictability of coal grades, changes to law, changes to the regulatory framework applying to mining, overlapping resources • access being removed or not granted by regulatory authority; tenure, and the rights of indigenous people on whose land • breach of regulatory framework; exploration activities are undertaken. • mismatch of below rail capacity, above rail capacity Any discovery of a mineral deposit does not guarantee that and port capacity; the mining of that deposit would be commercially viable, with and the size of the deposit, development and operating costs, land • possible sale of infrastructure, in particular ports (where new ownership, coal prices and recovery rates all being key factors in owners may look to increase prices), determining commercial viability. all or any of which could impair Yancoal’s ability to supply coal to Although Yancoal has established coal production, development customers and/or increase costs, and consequently may have a and exploration businesses, its future value is materially material adverse effect on Yancoal’s financial position. dependent on its ability to bring development and expansion projects into production on a timely and economic basis. Significant increases in transport costs (such as emissions control requirements and fluctuations in the price of diesel fuel and Issues that arise during development, construction and mine demurrage) could make Yancoal’s coal less competitive when start-up may result in increased costs, delayed commencement compared to other fuels or coal produced from other regions. of coal production, delayed receipt of coal revenue or coal production not commencing at all. These problems may include 7.4 General risks delays in obtaining approvals (including land use approvals) General risk factors outside the control of Yancoal which may or in the construction of mine infrastructure. There are many have a significant impact on the future performance of Yancoal milestones which need to be met in a timely fashion for or the value of its securities include the following: production to commence at any projects currently in the pre- • economic conditions in Australia and internationally development or development stages. which may have a negative impact on commodity or Yancoal may also be exposed to risks including risks of default capital markets; associated with managing contractual relationships with • change in investor sentiment and perceptions in the local and participants in any of the development or exploration joint international stock markets; ventures or other contractual relationships to which it is, or may • changes in interest rates, exchange rates and the become, a party. rate of inflation;
7.3.31 Insurance risks • changes in domestic or international fiscal, monetary, Yancoal has insurance coverage for certain operating risks. regulatory and other government policies, including changes However, it may become subject to liability (including in relation to the taxation of company income and gains and the to pollution, occupational illnesses or other hazards) against dividend imputation system in Australia; which it has not insured (or has not sufficiently insured) or • changes in environmental conditions, such lack of cannot insure, including a liability in respect of past activities. access to water; Should a major uninsured loss be suffered, future earnings could be materially adversely affected. In addition, insurance • geo-political conditions such as acts or threats of terrorism, may not continue to be available at economically acceptable military conflicts or international hostilities; premiums. As a result, the insurance coverage may not cover the • developments and general conditions in the markets in which full scope and extent of claims against Yancoal or losses it may Yancoal operates; and incur, including, but not limited to, claims for environmental or • economic and natural disasters. industrial accidents, occupational illnesses, pollution and product liability, war, terrorism and business interruption. To the extent a successful claim against Yancoal proceeds, it may have a material adverse effect on its financial position.

TAXATION INFORMATION
8

8 Taxation Information
The Directors Yancoal SCN Ltd
Level 26, 363 George Street Sydney NSW 2000
24 November 2014
Australian taxation consequences of investing in Subordinated Capital Notes
This letter has been prepared for inclusion in the Prospectus dated 24 November 2014 in relation to the Offer.
This letter sets out the Australian income tax, goods and services tax (GST) and stamp duty consequences for investors who acquire the Subordinated Capital Notes under the Offer by Yancoal SCN Ltd pursuant to the arrangements described in the Prospectus.
This summary is not intended to be exhaustive and you should seek advice from your own financial adviser or other professional adviser before deciding to invest in the Subordinated Capital Notes. In particular, this summary does not consider the consequences for Noteholders who:
acquire the Subordinated Capital Notes otherwise than under the Offer;
hold the Subordinated Capital Notes in their business of share trading or dealing in securities, or who otherwise hold their Subordinated Capital Notes on revenue account or as trading stock;
• who have made a fair value election or apply one of the timing methods under the “taxation of financial arrangements” provisions in Division 230 of the Income Tax Assessment Act 1997
(Cth); or
have USD functional currency for Australian tax purposes.
This summary is not intended to be, nor should it be constituted as being, investment, legal or tax advice to any particular Noteholder. The Australian income tax, GST and stamp duty treatment may vary according to individual circumstances, and each Noteholder should seek their own tax advice that is specific to their particular circumstances.
This summary is based on Australian tax laws and regulations, interpretations of such laws and regulations, and administrative practices as at the date of this Prospectus.
Capitalised terms which are not defined in this letter have the meaning given to them in the Prospectus.

1 Class ruling sought on the Subordinated Capital Notes
Yancoal has applied for a Class Ruling from the Australian Taxation Office (ATO) to confirm certain Australian tax consequences for the Noteholders. When issued, copies of the Class Ruling will be available from www.yancoal.com.au and on the ATO website.
2 Acquisition of the Subordinated Capital Notes
On the acquisition of the Subordinated Capital Notes by the Noteholders, the Noteholders will acquire a cost base in the Subordinated Capital Notes, broadly, equal to the subscription price paid to acquire the Subordinated Capital Notes from Yancoal SCN Ltd.
Noteholders will be required to translate the US dollar subscription price into Australian dollars at the exchange rate on the issue date to determine their cost base for Capital Gains Tax (CGT) purposes.
3 Distributions on the Subordinated Capital Notes
The Subordinated Capital Notes should constitute non-share equity interests and Distributions paid on the Subordinated Capital Notes should constitute frankable non-share dividends. The treatment of the receipt of the Distributions in the hands of the Noteholder will depend on where they are resident for income tax purposes. This is discussed below.
Holding period rule
Under the “holding period rule”, in order for a Noteholder to be entitled to franking credits that are attached (if any) on the Distributions made by Yancoal SCN Ltd, the Noteholders are required to hold their Subordinated Capital Notes “at risk” for a continuous period of at least 90 days during the “qualification period”.
Where the franking credits are arising due to a Distribution, the Noteholders should be required to hold their Subordinated Capital Notes “at risk” for a continuous period of at least 90 days occurring between:
the day after the Subordinated Capital Notes were acquired; and
the date falling 90 days after the Record Date for the Distribution.
Where the franking credits are arising due to a Redemption, the Noteholders should be required, in practical terms, to hold their Subordinated Capital Notes “at risk” for a continuous period of at least 90 days occurring between:
the day after the Subordinated Capital Notes were acquired; and
the day after a Redemption Notice is Issued.
The qualification periods above may be altered where the Noteholder makes (or is reasonably expected or required to make) a “related payment”, which is broadly any payment whereby the benefit of the Distribution is on-paid by a Noteholder or a Noteholder’s associate to another entity or entities
2

8 Taxation Information Continued
Where the Noteholder makes a “related payment” and the franking credits are arising due to a Distribution, the Noteholders should be required to hold their Subordinated Capital Notes “at risk” for a continuous period of at least 90 days occurring between:
the date falling 90 days before the Record Date for the Distribution; and
the date falling 90 days after the Record Date for the Distribution.
Where the Noteholder makes a “related payment” and the franking credits are arising due to a
Redemption, the Noteholders should be required, in practical terms, to hold their Subordinated
Capital Notes “at risk” for a continuous period of at least 90 days occurring between:
the date falling 90 days before the Record Date for the Distribution; and
the day after a Redemption Notice is Issued.
To be held “at risk”, the Noteholder must retain 30% or more of the risks and benefits associated with holding the Subordinated Capital Notes. This may be affected by any risk management strategies undertaken by the Noteholder in relation to their Subordinated Capital Notes (for example, by the use of limited recourse loans, options or other derivatives).
A Noteholder that holds their Subordinated Capital Notes for the requisite period and does not undertake any risk management strategies should satisfy the “holding period rule” in relation to the franking credits included in the Distributions.
Notwithstanding the comments above, the “holding period rule” should not apply to Noteholders who are individuals and who do not receive franking credits in excess of $5,000 on all franked amounts to which the Noteholder is entitled to in an income year. Rather, the Noteholder should be entitled to the benefit of franking credits whether or not their Subordinated Capital Notes are held at risk for the requisite period of time.
Anti-avoidance rules
There are also anti-avoidance rules that may apply in certain circumstances to deny the benefit of franking credits to Noteholders. One of these rules is contained in section 177EA of the Income Tax
Assessment Act 1936 (Cth). Section 177EA of the Income Tax Assessment Act 1936 (Cth) is intended to apply to prevent schemes that are concluded for the purpose of obtaining a franking benefit and this purpose is more than an incidental purpose of entering into the scheme. Under this rule, the ATO may make a determination based on a number of objective factors as to whether a scheme has such a purpose.
Having regard to the objective factors which the ATO may consider under section 177EA of the Income Tax Assessment Act 1936 (Cth), Yancoal does not expect section 177EA of the Income Tax Assessment Act 1936 (Cth) to apply to the Distributions on the Subordinated Capital Notes. The Class Ruling Application has also requested that the ATO addresses the issue as to whether the anti-avoidance rules may apply in the present circumstances to deny the benefit of franking credits to Noteholders.

Yancoal and Yancoal SCN Ltd do not expect that any other anti-avoidance provisions will apply to the Distributions paid on the Subordinated Capital Notes, subject to the particular circumstances of each individual Noteholder.
Foreign exchange
Distributions paid to Noteholders in respect of the Subordinated Capital Notes will be denominated in US dollars. Accordingly, when Distributions are paid to the Noteholder, the Noteholder should become entitled to receive an amount of foreign currency. Noteholders must translate any Distributions received into Australian dollars on the day the Distribution is received at the prevailing exchange rate applicable on that day.
3.1 Australian residents
Australian resident Noteholders should include Distributions they receive under the Subordinated Capital Notes in their assessable income. If the Distribution has franking credits attached to it, the Noteholder should include the franking credits in their assessable income. However, the Noteholder may be entitled to a tax offset equal to the franking credits received where the Noteholder satisfies the “holding period rule” and the ATO does not make a determination under the anti-avoidance rules to deny the benefit of the franking credits (discussed above).
A resident Noteholder that is an individual or complying superannuation fund may be able to receive a tax refund from the ATO in a particular year if the franking credits attached to the dividend exceed the tax payable on the Noteholder’s total taxable income.
A Noteholder that is an Australian resident company should be entitled to a franking credit in its own franking account and a tax offset in respect of any franking credits attached to a Distribution. However, as a company, the Noteholder will not be entitled to a tax refund of the excess franking credits. Rather, the surplus franking credits may be converted to a tax loss which can be carried forward to future years (subject to the corporate Noteholder satisfying certain loss carry forward rules).
Australian resident Noteholders who are neither individuals nor trustees of complying superannuation funds nor companies should consider how they should be treated in relation to the taxation of the Distributions. Such Noteholders include exempt bodies and the trustees of trusts other than complying superannuation funds.
3.2 Non-residents
Distributions on the Subordinated Capital Notes should be frankable and accordingly where a nonresident Noteholder receives a Distribution that is franked and the holding period is satisfied, there should be no Australian tax on the payment of the Distribution.
To the extent that the Distributions paid to non-resident Noteholders are unfranked, the Distribution should be subject to dividend withholding tax at 30%. The dividend withholding tax rate may be reduced where the payment to the non-resident Noteholder is in a country with which Australia has a Double Tax Agreement.

8 Taxation Information Continued
The levy of dividend withholding tax (if any) and its remittance to the ATO should constitute a “final tax” and accordingly, the receipt of the dividend income should be non-assessable non-exempt income for the non-resident.
4 Conversion of the Subordinated Capital Notes into Ordinary Shares
The CGT rules should apply to disregard any gain or loss that may arise on Conversion of the Subordinated Capital Notes into Ordinary Shares such that any gain or loss is effectively deferred.
The Noteholder’s cost base in the Ordinary Shares acquired on the Conversion should be equal to the
Noteholder’s cost base in the Subordinated Capital Notes. The Ordinary Shares are taken to be acquired at the date of the Conversion for CGT purposes (including for the purposes of determining the 12 month ownership period for the “capital gains tax discount concession” for resident Noteholders, as discussed below).
5 Sale of Subordinated Capital Notes
On a disposal of the Subordinated Capital Notes, a capital gain or loss should arise in the income year in which the disposal occurs. The gain or loss will generally be equal to the proceeds from the disposal less the acquisition cost for the Subordinated Capital Notes.
The Class Ruling application has asked the ATO to confirm that the Subordinated Capital Notes should not constitute “traditional securities” such that the gain or loss on the sale of the Subordinated Capital
Notes will not be treated as ordinary income or loss for tax purposes. Yancoal and Yancoal SCN Ltd expect that the ATO will conclude that the notes are not “traditional securities”. On this basis, any gains or losses made by Noteholders on the sale of the Subordinated Capital Notes should be taxed under the CGT provisions.
The treatment of the capital gain or loss in the hands of the Noteholders will depend on (among other things) where the Noteholders are resident for income tax purposes. This is discussed below.
Foreign exchange
On disposal of the Subordinated Capital Notes, generally the capital gains tax gain or loss to all Noteholders should be calculated by reference to the Noteholders’ proceeds that should be translated to Australian currency at the exchange rate at the time of the sale.
5.1 Australian residents
Where an Australian resident Noteholder realises a capital gain on a sale of the Subordinated Capital Notes, and the Noteholder is an individual, complying superannuation fund or trust that has held the Subordinated Capital Note for at least 12 months prior to disposal, Noteholders should be eligible for the 50% capital gains tax discount (for individuals and trusts) or 33 1/3% capital gains tax discount (for complying superannuation funds) on any capital gain made on the sale of the Subordinated Capital Notes.
Where the Noteholder does not fall within the class of persons described above, the full amount of the capital gain arising on the sale of the Subordinated Capital Notes should be taxable to the Noteholder.
5

Where a capital loss is realised on the sale of the Subordinated Capital Notes, the capital loss is generally only deductible against capital gains but can be carried forward for use in a later year.
5.2 Non-residents
Where a non-resident Noteholder realises a capital gain or loss on a sale of the Subordinated Capital Notes, there should be no Australian tax implications to the non-resident Noteholder unless they derive the capital gain or loss through a permanent establishment in Australia. Where this is the case, the gain will be taxable to the Noteholder in the same way as for an Australian resident Noteholder (refer section 5.1 above).
In all other circumstances, there should be no Australian tax implications to the non-resident Noteholders on the basis that the Subordinated Capital Notes do not constitute taxable Australian property.
6 Redemption of Subordinated Capital Notes
Where a Redemption of the Subordinated Capital Notes occurs, any excess of the Redemption Amount received by the Noteholder over the amount initially paid by the Noteholders to acquire the Subordinated Capital Notes should be taxed as a capital gain. However, any capital gain that arises should be reduced by the portion of the Redemption Amount that constitutes unpaid Distributions. This is on the basis that the unpaid Distributions will be treated as a dividend and are accordingly excluded from the determination of a gain for CGT purposes. The Australian tax implications of the unpaid Distributions included in the redemption price will be taxed in the same manner as Distributions (refer Section 3 above).
Conversely, a capital loss should arise where and to the extent that the Redemption Amount is less than the amount initially paid by the Noteholders to acquire the Subordinated Capital Notes. The portion of the Redemption Amount that comprises unpaid Distributions should not be disregarded in calculating amount of the capital loss.
The treatment of the capital gain or loss in the hands of the Noteholders will depend on where the Noteholders are resident and should be the same as the treatment of capital gains or losses on the sale of the Subordinated Capital Notes as discussed at sections 5.1 and 5.2 above for resident and nonresident Noteholders respectively.
Foreign exchange
On redemption of the Subordinated Capital Notes, the proceeds must be translated to Australian dollars at the relevant exchange rate at the time of Redemption on the same basis that the CGT gain or loss is calculated.
7 Ordinary Shares following Conversion
The Ordinary Shares acquired on the Conversion of the Subordinated Capital Notes should be regarded as being acquired on the date of Conversion. The cost base of the Ordinary Shares acquired

8 Taxation Information Continued
as a result of the Conversion should equal the cost base of the Subordinated Capital Notes at the time of the Conversion.
On disposal of the Ordinary Shares by resident Noteholders, a capital gain or capital loss will arise. Where the Ordinary Shares have been held for at least 12 months after the date of Conversion, Noteholders who are resident individuals, trusts and complying superannuation funds may be eligible for the capital gains tax discount concession on the disposal of Ordinary Shares.
On disposal of the Ordinary Shares by non-resident Noteholders, any capital gain or loss that arises may be disregarded where the sum of Ordinary Shares held by the Noteholder is less than 10% of the total shares on issue in Yancoal. Where the total sum of Ordinary Shares held by the Noteholder is greater than or equal to 10% of the total shares on issue in Yancoal, the Noteholder may be subject to capital gains tax on a disposal of the Ordinary Shares if the shares in Yancoal are taxable Australian property. This will depend on the assets of Yancoal at the time of disposal.
The dividend paid on the Ordinary Shares received by the Noteholders from the Conversion of the Subordinated Capital Notes should give rise to the same tax consequences as the Distributions on the Subordinated Capital Notes. These are outlined in section 3.1 above in relation to resident Noteholders and section 3.2 above in relation to non-resident Noteholders.
8 Provision of TFN and/or ABN
Noteholders may choose to provide their tax file number, Australian Business Number or a relevant exemption to Yancoal SCN Ltd.
Where this information is not provided to Yancoal SCN Ltd, the Taxation Administration Act 1953 (Cth) imposes withholding tax (currently at the rate of 47%) on the payment of distributions on certain types of investments such as the unfranked part (if any) of Distributions or dividends on Ordinary Shares.
The tax withheld may be offset against the tax payable on the unfranked part of Distributions in respect of the Noteholders and the unfranked part of dividends on Ordinary Shares.
9 GST
GST should not be payable on the issue, receipt, disposal, Conversion, Redemption or sale of the Subordinated Capital Notes.
10 Stamp duty
Under current law, no stamp should be payable by a Noteholder on the issue, transfer, Redemption, Conversion or sale of the Subordinated Capital Notes so long as all of Yancoal’s shares are listed and its shares and the Subordinated Capital Notes are quoted on the ASX and no Noteholder (of itself or after aggregating holdings of associates) will acquire or hold a 90% or more interest in Yancoal.

11 Disclaimer
The taxation summary contained in this letter regarding the Australian tax considerations for investors does not purport to be a complete analysis of the potential tax consequences of the Subordinated Capital Notes issue and is intended as a general guide to the Australian tax implications only. It should not be a substitute for advice from an appropriate professional adviser having regard to your individual circumstances and all Noteholders are strongly advised to obtain their own professional advice on the tax implications based on their own specific circumstances.
This summary is based on the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997, the A New Tax System (Goods and Services Tax) Act 1999, relevant stamp duty legislation, applicable case law and published Australian Tax Office and State/Territory Revenue Authority rulings, determinations and statements of administrative practice at the date of this Prospectus. The tax consequences discussed in this summary may alter if there is a change to the legislation, or a change of interpretation of the legislation by the courts or the ATO, after the date of this Prospectus.
Yours sincerely,
PricewaterhouseCoopers

KEY PEOPLE, INTERESTS AND BENEFITS AND CORPORATE GOVERNANCE
9

9 Key People, Interests and Benefits and
Corporate Governance
This Section provides information about the Yancoal Directors, the Issuer Directors and key managers of Yancoal and the Issuer, the interests of people involved in the Offer and any benefits they may receive. This Section also provides information on the corporate governance policies of Yancoal.
9.1 Boards of directors of Yancoal and the Issuer
The directors of Yancoal and the Issuer bring to the respective boards relevant expertise and skills, including industry and business knowledge, financial management and corporate governance experience.
Yancoal Directors
Director/Position Experience, qualifications and expertise
Xiyong Li Term: Chairman and Non-Executive Director since 12 September 2013. Chairman,
Non-Executive Director Qualification: Mr Li graduated from Shandong University of Science and Technology and Nankai University, and is a researcher in engineering technique application with an Executive Masters of Business Administration (EMBA) degree.
Committees: Chairman of the Nomination and Remuneration Committee. Experience and expertise: Mr Li has considerable experience in business management and operations in the coal industry. Mr Li commenced his career in 1981 and was appointed as the head of Huafeng Coal Mine of Xinwen Mining Group Co., Ltd. (Xinwen Group) in May 2001. In June 2006, he was appointed as the Deputy General Manager of Xinwen Group. In June 2010, he was appointed as the Chairman and Secretary of the Party Committee of Xinwen Group. In March 2011, he was appointed as the Vice Chairman of Shandong Energy Group Co., Ltd. and the Chairman and the Secretary of the Party Committee of Xinwen Group. In July 2013, Mr Li joined the Yankuang Group Company Limited and was appointed the General Manager and Deputy Secretary of the Party Committee. In September 2013, he was appointed the Chairman of Yanzhou. He was also appointed the Chairman of Yancoal in September 2013.
Directorships: Chairman of Yanzhou. Director, General Manager, and the Deputy Secretary of the Party Committee of Yankuang Group. Chairman of Yancoal International (Holding) Co., Ltd.
Cunliang Lai Term: Co-Vice Chairman since 26 June 2012 and Non-Executive Director since 20 January 2014. Co-Vice Chairman, Non-Executive Director Qualification: Mr Lai graduated from Nankai University and the Coal Science Research Institute.
He is a researcher in engineering technology application with a Doctorate in Engineering and an EMBA degree.
Committees: Chairman of Strategy and Development Committee.
Experience and expertise: Mr Lai joined Yanzhou’s predecessor in 1980. He was appointed as the head of Xinglongzhuang Coal Mine of Yanzhou in 2000. In 2005, he was appointed as the Deputy General Manager of Yanzhou. Before the merger with Gloucester Coal Ltd, Mr Lai was an Executive Director of Yancoal and was appointed the Co-Vice Chairman and Chair of the Executive Committee in 2012. Mr Lai successfully completed the acquisition of the Austar Coal Mine and the establishment of an appropriate corporate governance structure for Yancoal. Mr Lai has also successfully applied the Longwall Top Coal Caving technology in Australia and has gained considerable experience in Australian coal business management.
Directorships: Director of Yancoal International (Holding) Co., Ltd.
Baocai Zhang Term: Co-Vice Chairman since 20 December 2013 and Executive Director since 20 January 2014. Co-Vice Chairman, Executive Director Qualification: Mr Zhang graduated from Nankai University. He is a senior accountant with an EMBA degree.
Committees: Chairman of the Executive Committee. Member of the Nomination and Remuneration Committee.
Experience and expertise: Mr Zhang joined Yanzhou’s predecessor in 1989 and was appointed as the Head of the Planning and Finance department of Yanzhou in 2002. He was appointed as a Director and Company Secretary of Yanzhou in 2006 and Deputy General Manager in 2011. Mr Zhang was appointed as Non-Executive Director of Yancoal on 26 June 2012, and subsequently appointed a Co-Vice Chairman of Yancoal on 20 December 2013. He became the Chair of the Executive Committee of Yancoal on 20 January 2014. Mr Zhang planned and played a key role in the acquisition of Felix Resources Limited and the merger with Gloucester Coal Ltd in Australia. He also led Yanzhou’s acquisition of potash exploration permits in Canada in 2011. He has considerable experience in capital management and business development in the coal industry, in particular in financial control, corporate governance and compliance for listed companies in Australia and overseas. Directorships: Director of Yanzhou, Yanzhou Coal Yulin Neng Hua Co., Ltd, Inner Mongolia Haosheng Coal Mining Limited, and Yancoal International (Holding) Co., Ltd. Chairman of the Supervisory Committee of Shanxi Energy Chemical Corp. Ltd.

9 Key People, Interests and Benefits and Corporate Governance Continued
Director/Position Experience, qualifications and expertise
Yuxiang Wu Term: Director since 18 November 2004. Non-Executive Director since 2012. Non-Executive Director
Qualification: Mr Wu is a senior accountant with a Master’s degree in accounting. Mr Wu graduated from the Party School of Shandong Provincial Communist Committee.
Committees: Member of Strategy and Development Committee. Member of Audit and Risk Management Committee.
Experience and expertise: Mr Wu joined Yanzhou’s predecessor in 1981. Mr Wu was appointed as the Head of the Planning and Finance department of Yanzhou in 1997, and was appointed as the Chief Financial Officer and a Director of Yanzhou in 2002. In 2012, Mr Wu was appointed a Director of Yancoal. He has considerable experience in financial management and business development in the coal industry. He also has extensive experience in organisational accounting, financial control, capital management, risk management and corporate compliance for Yanzhou and Yancoal. Directorships: Director of Yanzhou, Yanmei Heze Neng Hua Co., Ltd, Yanzhou Coal Shanxi Neng Hua Company Limited, and Yancoal International (Holding) Co., Ltd. Chairman of the Supervisory Committee of Huadian Zouxian, Power Generation Company Limited.
Xinghua Ni Term: Non-executive Director since 26 June 2012. Non-Executive Director
Qualification: Mr Ni graduated from Tianjin University. He is a researcher in engineering technology application with a Master’s degree.
Committees: Member of Strategy and Development Committee. Member of Health, Safety and Environment Committee.
Experience and expertise: He joined Yanzhou’s predecessor in 1975 and became the Deputy Chief Engineer of Yankuang Group Company Limited in 2000. He was appointed as Chief Engineer of Yanzhou in 2002. In 2012, Mr Ni was appointed a Director of Yancoal. He has considerable experience in coal mining technology.
Directorships: Director of Shanxi Future Energy Chemical Corp. Ltd. Boyun Xu Term: Executive Director since 26 June 2012.
Executive Director
Qualification: Mr Xu holds an EMBA degree from University of Technology Sydney, a Master’s degree of Mining Engineering from University of New South Wales and a Bachelor of Mining Engineering from Shandong University of Science and Technology in China.
Committees: Member of the Executive Committee.
Experience and expertise: Boyun Xu joined Yancoal in 2005. Before the merger with Gloucester Coal Ltd, he held the position of General Manager of Business Development of Yancoal. In 2012, Mr Xu was appointed a Director of Yancoal and Executive General Manager of the Australian subsidiaries of Yancoal International (Holding) Co. Ltd. Mr Xu has 28 years of international management and engineering experience in the coal mining industry. Prior to joining Yancoal he served as Deputy Chief Engineer in Yankuang Group Company Limited in China and China Business Manager in Minarco Asia Pacific Pty Ltd in Australia.
Directorships: Director of Premier Coal Limited. William Randall Term: Non-executive Director since 26 June 2012. Non-Executive Director
Qualification: Mr Randall holds a Bachelor degree in Business from the Australian Catholic University, majoring in international marketing and finance.
Committees: Member of the Nomination and Remuneration Committee.
Experience and expertise: William Randall started his career with Noble Group in Australia in 1997, transferring to Asia in 1999 where he established Noble Group Limited’s coal operations, mining and supply chain management businesses. He served as a Director of Noble Energy Inc in 2001, before being appointed Global Head of Coal and Coke in 2006 and became a member of the Noble Group internal management board in 2008. Mr Randall subsequently assumed the title of Head of Hard Commodities in 2012. He became an Executive Director of Noble Group Limited in February 2012 prior to which he was Head of Energy Coal Carbon Complex. Mr Randall was appointed a Director of Yancoal after the merger of Yancoal and Gloucester Coal Ltd in June 2012.
Directorships: Director of Noble Group Limited. Alternate Director of Cockatoo Coal Limited. Former director of Gloucester Coal Ltd. Former director of Blackwood Corporation Limited and Territory Resources Limited and former alternate director of East Energy Resources Limited.

Director/Position Experience, qualifications and expertise
Gregory Fletcher Term: Non-executive Director since 26 June 2012. Non-Executive Director
Qualification: Mr Fletcher holds a Bachelor of Commerce and he is a Chartered Accountant. Committees: Chairman of Audit and Risk Management Committee.
Experience and expertise: Gregory Fletcher was a Director of Gloucester Coal Ltd from 30 June 2009. He was appointed a Director of Yancoal after the merger of Yancoal and Gloucester Coal Ltd in June 2012. Previously, Mr Fletcher was a senior partner of Deloitte for 16 years, specialising in external and internal audits and risk management. He provided professional services to some of Australia’s largest listed corporations. Additionally, he served as a Director of Railcorp up until the Railcorp Board was wound up on 30 June 2010 in line with the NSW Transport Administration Act. Directorships: Chairman of SMEG Australia Pty Ltd. Independent Non-Executive Director of WDS Limited. Member of Audit and Risk Committee, Railcorp. Chair, Audit and Risk Committee, Roads & Maritime Services. Member of NSW Auditor General’s Audit and Risk Committee. Member of Audit, Risk and Compliance Committee, Sydney Olympic Park Authority. Former director of Railcorp and Gloucester Coal Ltd.
GeoffRaby Term: Non-executive Director since 26 June 2012. Non-Executive Director
Qualification: Dr Geoffrey Raby holds a Bachelor of Economics degree, a Master of Economics degree and a Doctor of Philosophy Economics degree.
Committees: Member of Audit and Risk Management Committee. Member of Health, Safety and Environment Committee.
Experience and expertise: Dr Geoffrey Raby was appointed a Director of Yancoal in 2012. He was Australia’s Ambassador to the People’s Republic of China from 2007 to 2011. Prior to that, he was a Deputy Secretary in the Department of Foreign Affairs and Trade (DFAT). Dr Raby has extensive experience in international affairs and trade, having been Australia’s Ambassador to the World Trade Organisation (1998–2001), Australia’s APEC Ambassador (2003–2005), Head of DFAT’s Office of Trade Negotiations and Head of the Trade Policy Issues Division at the OECD, Paris. Between 1986 and 1991 he was Head of the Economic Section at the Australian Embassy, Beijing. He has been the Chair of DFAT’s Audit Committee and served as an ex officio member of the Boards of Austrade and Export Finance and Insurance Corporation (EFIC).
Directorships: Director of Fortescue Metals Group Limited. Director of Oceana Gold Corporation Limited. Chairman of SmartTrans Holding Limited. Director of iSentia Group Ltd. Director of YPB Group Ltd.
Vincent O’Rourke AM Term: Non-Executive Director since 6 January 2010. Non-Executive Director
Qualification: Mr O’Rourke holds a Bachelor of Economics from the University of New England. He is an Honorary Doctor of the Queensland University of Technology and Griffith University. Committees: Chairman of Health, Safety and Environment Committee.
Experience and expertise: Mr O’Rourke brings over 40 years of corporate and railway industry experience spanning operations, finance and business management to the Board of Yancoal. In 1990, Mr O’Rourke was appointed Queensland Commissioner for Railways and was the Chief Executive Officer of Queensland Rail (QR) from 1991 to 2000. As Chief Executive Officer of QR, Mr O’Rourke oversaw a 10 year program of reform and modernisation including corporatisation in 1995. He was awarded a Member of the Order of Australia in 2000 and a Centenary Medal in 2003 for services to the rail transport industry and QR.
Directorships: Chairman of Rail Innovation Australia Pty Ltd. Director of White Energy Company Limited, Mater Health Services Brisbane Limited and Premier Coal Limited. Former director of Bradken Limited. Former Chairman of the Queensland Workplace Health and Safety Board.

9 Key People, Interests and Benefits and Corporate Governance Continued
Director/Position Experience, qualifications and expertise
Huaqiao Zhang Term: Non-Executive Director since 15 April 2014. Non-Executive Director
Qualification: Mr Zhang obtained a master’s degree in economics from the Financial Research Institute of the People’s Bank of China in 1986 and a master’s degree of economics of development from the Australian National University in 1991.
Committees: Member of Strategy and Development Committee.
Experience and expertise: Huaqiao Zhang is a Hong Kong based businessman and has over 21 years of experience in the banking and finance industry, with extensive experience in the capital markets of Hong Kong and China.
Mr Zhang commenced his career in 1986, working as an economist at the Planning Department, People’s Bank of China until 1989. In the first half of 1991, he was a public servant (APS 4) at the Australian Commonwealth Government’s Department of Employment, Education and Training (DEET). From 1991 to 1994, Mr Zhang was a Lecturer of Banking and Finance at the University of Canberra.
Previously, Mr Zhang worked at UBS for 11 years, with the majority of his time serving as Head of China Research and Deputy Head of China Investment Banking. In 2006-2008, he was an Executive Director and Chief Operating Officer of Shenzhen Investment (604 HK).
Directorships: Chairman of China Smartpay (8325 HK), a company listed on the Hong Kong Stock Exchange. Director of Nanjing Central Emporium (600280 CH). Independent non-executive director of Fosun (656 HK), Logan (3380 HK), Luye Pharma (2186 HK), Wanda Hotels (0169 HK), Huirong (1290 HK) and Zhongan (672 HK). Non-executive director of Boer (1685 HK).
Issuer Directors
The Issuer’s Directors are Baocai Zhang, Yuxiang Wu, Boyun Xu, Gregory Fletcher and Vincent O’Rourke (refer to the table above for their respective experience, qualifications and expertise).
Management
Director/Position Experience, qualifications and expertise
Reinhold Schmidt Term: Chief Executive Officer of Yancoal since August 2013. Chief Executive Officer
Qualification: Reinhold is a mining engineer with a Master’s degree in Mining Engineering. Experience and expertise: Reinhold Schmidt has over 20 years experience in the mining industry and was previously the Chief Operating Officer of Xstrata Coal Queensland. Prior to this role, Reinhold was Executive General Manager for the Wandoan project and prior to this, President of the Colombian coal assets of Glencore.
Laura Ling Zhang Term: Company Secretary since 6 September 2005 and Executive General Manager – Legal/ Executive General Manager Compliance since June 2012.
Legal/Compliance and
Company Secretary Qualification: Laura has a Bachelor of Arts degree, a Master of Arts degree, and has completed a Chartered Secretaries Australia’s Graduate Diploma of Applied Corporate Governance and is fluent in English and Mandarin. She is studying the EMBA course at Australia Graduate School of Management.
Experience and expertise: Laura oversees Yancoal’s corporate governance, legal issues, corporate compliance and investor relations. Prior to joining Yancoal, Laura held various company secretary, compliance and management roles within Yancoal’s parent company, Yanzhou. Laura has worked exclusively for the Yanzhou Group throughout her professional career which spans more than 10 years. Laura arrived in Australia in 2004 as one of the core pioneers and played a key role in Yancoal’s acquisition of the Austar Coal Project and Felix Resources and overall management. She brings valuable experience and contribution to Yancoal through her understanding and experience of both Australian and Chinese corporate governance principles and business practices, engagement with the Board and senior management team, as well as cross-cultural communication and international enterprise management.

Director/Position Experience, qualifications and expertise
Lei Zhang Term: Chief Financial Officer since 15 January 2014. Chief Financial Officer
Qualification: Lei is a Certified Public Accountant with a PhD in economics from Academy of China Social Science Institute and a MBA Degree from Peking University.
Experience and expertise: Lei has 20 years’ experience in banking, private equity, M&A, IPOs and as a CFO. He was a Senior Vice President and Managing Director of SK Great China responsible for private equity fund and principal investment. Before this role, Lei was a General Manager of M&A, Commercial and Financial Shell East, CFO of Chinalco Mining International (3668 HK), Cluster CFO of Siemens Real Estates North East Asia and Vice President of Siemens Ltd. China, and also worked in Siemens M&A Asia Pacific, Siemens Financial Services, ING Bank and Citic Bank. Lei has diversified experience in the banking, manufacturing, real estate, mining and energy industries, and has experience in Latin America, Europe and Asia.
In the past 3 years, Lei was an executive director of Chinalco Mining International, a member of SK Great China’s Investment Committee and Nomination and Remuneration Committee, and a member of the China Youth Association of China State Owned Enterprise.
9.2 Interests and benefits
9.2.1 Directors1
Other than as set out below or elsewhere in this Prospectus, no Issuer Director, Yancoal Director or proposed director holds at the time of lodgement of this Prospectus with ASIC, or has held in the two years before the lodgement of this Prospectus with ASIC, an interest in: • the formation or promotion of Yancoal or the Issuer; • the Offer; or • any property acquired or proposed to be acquired by Yancoal or the Issuer in connection with the formation or promotion of Yancoal or the Issuer or the Offer.
Other than as set out below or elsewhere in this Prospectus, no Issuer Director, Yancoal Director, or proposed director has been paid or agreed to be paid any amount, nor has any benefit been given or agreed to be given, either to induce him to become, or to qualify him as, a director or otherwise for services rendered by him in connection with the formation or promotion of Yancoal or the Issuer or the Offer.
As at the date of this Prospectus, the Directors of Yancoal and the Issuer and their associates had relevant interests in the following numbers of Yancoal Ordinary Shares.
Director Yancoal Ordinary Shares Xiyong Li Nil Cunliang Lai Nil Baocai Zhang Nil Yuxiang Wu Nil Xinghua Ni Nil Boyun Xu Nil William Randall Nil Gregory Fletcher 1,000
GeoffRaby Nil
Vincent O’Rourke AM Nil Huaqiao Zhang Nil
1 The information contained in this Section 9.2.1 has been confirmed by each Issuer Director named in this Prospectus. It has also been confirmed by each Yancoal Director with the exception of William Randall. The information given in relation to William Randall is given to the best of Yancoal’s knowledge having regard to its records.

120 Yancoal Subordinated Capital Notes

9 Key People, Interests and Benefits and Corporate Governance Continued

The Constitution contains provisions as to remuneration of the Yancoal Directors. Each Yancoal Director is entitled to such remuneration from Yancoal for his or her services as approved by shareholders of Yancoal in accordance with the Constitution, which must not exceed the aggregate annual amount as determined by Yancoal in general meeting or by its major shareholder, Yanzhou. Remuneration for Non-Executive Directors is currently capped at an aggregate amount for each financial year of A$3.5 million.

Further information in relation to the remuneration of the Yancoal Directors is set out in the Remuneration Report included in Yancoal's Annual Report for the year ended 31 December 2013.

Each Director will be entitled to participate in the Offer to the extent that the Directors hold Yancoal Ordinary Shares at the Record Date.

9.2.2 Professionals

ShineWing Hall Chadwick has acted as Yancoal's accounting adviser and provided due diligence services on certain financial disclosures in relation to the Offer. In respect of this work, ShineWing Hall Chadwick will be paid approximately A$600,000 (excluding disbursements and GST) for work performed by it up until the date of this Prospectus. Further amounts may be paid to ShineWing Hall Chadwick in accordance with its time-based charges.

PricewaterhouseCoopers has acted as Yancoal's Australian tax adviser in relation to the Offer and has prepared the taxation summary in Section 9. In respect of this work PricewaterhouseCoopers will be paid approximately A$40,000 (excluding disbursements and GST) for work performed by it up until the date of this Prospectus. Further amounts may be paid to PricewaterhouseCoopers in accordance with its time-based charges.

Herbert Smith Freehills has acted as Yancoal's Australian legal adviser in relation to the Offer. In respect of this work, Herbert Smith Freehills will be paid approximately A$1,087,000 (excluding disbursements and GST) for work performed by it until the date of this Prospectus. Further amounts may be paid to Herbert Smith Freehills in accordance with its time-based charges.

Deutsche Bank AG, Sydney Branch is acting as manager to the Offer. Yancoal has paid, or agreed to pay, the Manager the fees described in Section 10.5.1 for that service.

Australia Executor Trustees Limited is acting as Note Trustee for Noteholders under the Note Trust Deed. In respect of this role, Yancoal has paid or agreed to pay an establishment fee of A$5,000 and an ongoing fee of A$40,000 per annum (excluding disbursements and GST).

In addition to the fees set out in this Section 9.2.2, the Issuer, Yancoal and the Independent Board Committee have incurred an additional A$3.752 million in fees relating to other professionals.

Except as set out in this Prospectus, no:

- person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or interest of this Prospectus;
- promoter of Yancoal or the Issuer;
- underwriter to the Offer or financial services licensee named in the Prospectus as a financial services licensee involved in the Offer,

holds at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

- the formation or promotion of Yancoal or the Issuer;
- the Offer; or
- any property acquired or proposed to be acquired by Yancoal or the Issuer in connection with the formation or promotion of Yancoal or the Issuer or the Offer.

Other than as set out in this Prospectus, no such person has been paid or agreed to be paid any amount, nor has any benefit been given or agreed to be given to any such persons for services provided by them, in connection with the formation or promotion of Yancoal or the Issuer or with the Offer.

9.3 Corporate Governance

Yancoal adopts an approach to corporate governance based on international best practice and Australian law requirements. The Yancoal Board and management are committed to corporate governance. To the extent appropriate to the scale and nature of Yancoal's business, Yancoal has adopted the ASX Corporate Governance Council's Principles and Recommendations.

The main policies and practices adopted by Yancoal are summarised below. Details of Yancoal's key policies and practices and the charters for the Yancoal Board and each of its committees are available on Yancoal's website at www.yancoal.com.

The Yancoal Board is responsible for the overall corporate governance of Yancoal including, directing the affairs of Yancoal, setting and monitoring Yancoal's risk management strategy and overseeing the appointment, remuneration and performance of senior executives. The Yancoal Board is committed to maximising performance, generating appropriate levels of Shareholder value and financial return, and sustaining the growth and success of Yancoal.

In conducting business with these objectives, the Yancoal Board is committed to ensuring that Yancoal is properly managed to protect and enhance Shareholder interests, and that the Yancoal Group, its directors, officers and employees operate in an appropriate environment of corporate governance. Accordingly, the Yancoal Board has created a framework for managing the Yancoal Group, including adopting relevant internal controls, risk management processes and corporate governance policies and practices, which it believes are appropriate for Yancoal's business and which are designed to promote the responsible management and conduct of the Yancoal Group. Details of Yancoal's corporate governance policies are set out in Section 9.3.4 below.

121

9.3.1 ASX corporate governance principles

The ASX Corporate Governance Council has developed and released its ASX Corporate Governance Principles and Recommendations (**ASX Recommendations**) for ASX listed entities in order to promote investor confidence and to assist companies in meeting stakeholder expectations. The ASX Recommendations are not prescriptions, but guidelines. However, under the ASX Listing Rules, the Yancoal Group is required to provide a statement in its annual report disclosing the extent to which it has followed the ASX Recommendations in the reporting period. Where the Yancoal Group does not follow a recommendation, it must identify the recommendation that has not been followed and give reasons for not following it.

9.3.2 Board of Directors

Currently, the Yancoal Board comprises Xiyong Li, Cunliang Lai, Baocai Zhang, Huaqiao Zhang, Yuxiang Wu, Xinghua Ni, Boyun Xu, William Randall, Geoffrey Raby, Gregory Fletcher and Vincent O'Rourke AM. The skills, experience and expertise of each Director and the period that each Director has held office is disclosed in Section 9.1.

The Constitution provides that there will be a minimum of four and a maximum of 11 Directors of Yancoal, unless Yancoal resolves otherwise at a general meeting.

Director independence

The Yancoal Board comprises 11 Directors, of whom five hold their positions in an independent non-executive capacity (based on the independence standard disclosed below). Yancoal's Independent Directors are Huaqiao Zhang, Vincent O'Rourke AM, Geoffrey Raby, Gregory Fletcher and William Randall.

The Yancoal Board has assessed the independence of each of the Non-Executive Directors (including the Chairman) in light of their interests and relationships. A majority of the Yancoal Board are not considered Independent Directors having regard to their affiliation with Yancoal's major shareholder, Yanzhou.

Accordingly, the majority of the Yancoal Board does not comprise independent directors and Yancoal does not comply with the ASX Corporate Governance Council's Principles and Recommendation 2.1. However, the Yancoal Board considers that the composition of the Yancoal Board appropriately represents the interests of its shareholders including its major shareholder, Yanzhou, and that the Yancoal Board has put in place appropriate policies and procedures to guide the Yancoal Board and senior executives in circumstances where conflicts of interest may arise and in its dealings with Yanzhou, including establishing Independent Board Committees.

To help ensure that any conflicts of interests are identified, Yancoal has put in place a standing agenda item at all meetings of the Yancoal Board and its committees to provide the Directors with the opportunity to declare any conflicts of interests in the subject matter of the proposed resolutions made within the meeting.

To assist the Yancoal Board in making independent judgements, the Board Charter sets out the procedure by which the Yancoal Board collectively, and each individual Director, can seek independent professional advice at Yancoal's expense.

Independence standard

The criteria considered in assessing the independence of Non-Executive Directors are set out in the Board Charter.

A Non-Executive Director is considered independent if:

- at the time of appointment, the Director has not, within the last three years, been employed in an executive capacity by Yancoal or another Group member, or been a Director after ceasing to hold any such employment; and
- the Director is free from any interest and any business or other relationship that could materially interfere with, or could reasonably be perceived to interfere with, the exercise of their unfettered and independent judgement and their ability to act in the best interests of Yancoal.

Yancoal's Constitution provides that Yancoal's shareholders holding a majority of the issued shares of Yancoal (which confer the right to vote) may nominate a Director to the office of Chairman and may elect one or more Directors to the office of Vice Chairman.

Although a nominee of Yanzhou, Xiyong Li, the Chairman of the Yancoal Board is not considered independent by the independence standard (as above), the Yancoal Board considers that this is an appropriate reflection of Yanzhou's majority shareholding in Yancoal and is consistent with market practice. While a majority of the Directors are associated with Yanzhou, this is considered appropriate in light of Yanzhou's major shareholding in Yancoal.

William Randall is an executive director of Noble Group Limited (a substantial shareholder and material customer of Yancoal). The Yancoal Board considers that this relationship does not materially interfere with, nor is perceived to interfere with, the independent exercise of Mr Randall's judgement and that he is able to fulfil the role of Independent Director for the purpose of the ASX Corporate Governance Council's Principles and Recommendations. Whilst Mr Randall has a relationship with Yancoal which falls within the items listed in box 2.1 of the ASX Corporate Governance Council's Principles and Recommendations, the Yancoal Board has adopted different criteria in determining whether Directors are Independent, and on that basis, considers William Randall to be an Independent Non-Executive Director. Where appropriate, Mr Randall stands aside from decision making where conflicts of interest may arise, and in those circumstances does not participate in Independent Board Committees.

Each Independent Director must regularly provide the Yancoal Board with all information relevant to their continued compliance with the independence standard. The independence of Directors will be reviewed by the Board on a regular basis with assistance from the Nomination and Remuneration Committee. The Nomination and Remuneration Committee will also assist the Yancoal Board with regular evaluation of the performance of the Yancoal Board, Board Committees and individual Directors.

9 KeyPeople, Interests and Benefits and Corporate Governance Continued
9.3.3 Board Charter The Chair of the Executive Committee and Chief Executive The Yancoal Board’s role and responsibilities and its delegation Officer reviews the performance of senior executives annually of authority to standing committees and senior executives against appropriate measures as part of Yancoal’s performance have been formalised in a Board Charter. The Board Charter management system for all managers and staff. can be found within the Corporate Governance section of Yancoal’s website. On an annual basis, the Nomination and Remuneration Committee and subsequently the Board formally review the The Board Charter sets out the procedure by which the Board performance of the Chief Executive Officer and the Chair of the collectively, and each individual Director, can seek independent Executive Committee. The Chief Executive Officer’s performance professional advice at Yancoal’s expense. is assessed against qualitative and quantitative criteria, including profit performance, other financial measures, safety performance The Board Charter sets out (amongst other things): and strategic actions. The Nomination and Remuneration • the Yancoal Board’s structure and composition; Committee also undertakes an annual formal review of the • the Yancoal Board’s roles and responsibilities; performance of other members of the Executive Committee, based on similar criteria. The Board reviews and approves the • the relationship and interaction between the Yancoal Board annual review of all the members of the Executive Committee and management; undertaken by the Nomination and Remuneration Committee. • the authority delegated by the Yancoal Board to management and Board Committees. 9.3.4 Board committees
The Yancoal Board may from time to time establish appropriate The Yancoal Board’s role is (subject to approval by the committees to assist in the discharge of its responsibilities. The Shareholders where required under the Constitution) to: Board has established the following standing Board Committees: • represent and serve the interests of Shareholders by
Audit and Risk Management Committee; overseeing and appraising Yancoal’s strategies, policies, and performance. This includes overseeing the financial and Health, Safety and Environment Committee; human resources Yancoal has in place to meet its objectives Nomination and Remuneration Committee; and and reviewing management performance periodically; Strategy and Development Committee.
protect and optimise company performance and build sustainable value for Shareholders in accordance with any These Board Committees review matters on behalf of the Yancoal duties and obligations imposed on the Yancoal Board by Board and, as determined by the relevant Charter: law and the Yancoal Constitution and within a framework refer matters to the Yancoal Board for a decision, with of prudent and effective controls that enable risk to be a recommendation from the committee; or assessed and managed; determine matters (where the committee acts with review and ensure compliance with Yancoal’s values and delegated authority), which the committee then reports governance framework (including establishing and observing to the Yancoal Board. high ethical standards); ensure Shareholders are kept informed of Yancoal’s performance and major developments affecting its state of affairs, subject to the applicable rules relating to continuous disclosure; and ensure Yancoal remains solvent in accordance with any applicable laws.
The Yancoal Board delegates responsibility for the day-to-day management of Yancoal’s affairs and implementation of the strategy and policy initiatives set by the Yancoal Board to the Chair of the Executive Committee, the Chief Executive Officer and other senior executives. The Executive Committee is a management committee comprising the Chair of the Executive Committee, the Chief Executive Officer and other senior executives.
The Executive Committee Charter sets out its functions, duties of the Chair of the Executive Committee, Chief Executive Officer and Chief Financial Officer. The Charter also provides the financial decision authorities and appropriate approval thresholds at different levels which have been approved by the Yancoal Board.

Committee Purpose Membership Audit and Risk Management The Committee’s objectives are to: Gregory Fletcher – Chair Committee • help the Board in relation to the reporting of Yuxiang Wu financial information; Geoffrey Raby • advise on the appropriate application and amendment of accounting policies; • make evaluations and recommendations to the Members of Yancoal regarding the external auditor; • recommend to the Board the remuneration of the external auditor for shareholder approval as required in accordance with the Constitution; • provide a link between the Board and the external auditor and management; • ensure that the Board, Directors and the management are aware of material risks facing the business; and • ensure the systems in place to identify, monitor and assess risk are appropriate and operating effectively.
Health, Safety and The Committee assists the Yancoal Board to: Vincent O’Rourke (Chair) EnvironmentCommittee • fulfil its responsibilities in relation to the health, safety and Geoffrey Raby environment (collectively HSE) matters arising out of the Xinghua Ni activities of Yancoal; • consider, assess and monitor whether or not Yancoal has in place the appropriate policies, standards, systems and resources required to meet Yancoal’s HSE commitments; and • provide necessary focus and guidance on HSE matters across Yancoal.
Nominationand The Committee assists the Yancoal Board by making Xiyong Li (Chair) RemunerationCommittee recommendations in relation to: Baocai Zhang
Yancoal Board composition and succession planning for William Randall the Yancoal Board;
Director remuneration (subject to any shareholder approval that is required in accordance with the Constitution) and remuneration arrangements for the Executive Committee and any other person nominated as such by the Committee from time to time; the public reporting of remuneration for Directors and Yancoal’s Executive Committee; the performance assessment of the Executive Committee; designing company policy and regulations with regard to corporate governance; and diversity.
Strategy and Development The Committee assists the Yancoal Board in its oversight and review Cunliang Lai (Chair) Committee of Yancoal’s strategic initiatives, including: Yuxiang Wu • merger and acquisition proposals; Xinghua Ni • major capital markets transactions; • significant investment opportunities; and • proposals to dispose of significant Yancoal assets.
An Independent Board Committee is established as and when required to manage any related party transactions. An Independent Board Committee was constituted for the Offer and comprised of four independent directors, Gregory Fletcher (Chair), Geoffrey Raby, Vincent O’Rourke and Huaqiao Zhang.
Other committees may be established by the Board as and when required.
Membership of the Board Committees is based on the needs of Yancoal, relevant regulatory requirements, and the skills and experience of individual Directors.

124 Yancoal Subordinated Capital Notes

9 Key People, Interests and Benefits and Corporate Governance Continued

9.3.5 Corporate governance policies

The Board has adopted the following corporate governance policies, each having been prepared having regard to the ASX Recommendations and which are available on Yancoal's website at www.yancoal.com.

Code of Conduct

The Code of Conduct guides the Directors, the Chief Executive Officer, senior executives, and employees generally as to the practices necessary to maintain confidence in Yancoal's integrity and as to the responsibility and accountability of individuals for reporting, and investigating reports of, unethical practices. The Code of Conduct guides compliance with legal and other obligations to stakeholders.

Specifically, the objective of the Code of Conduct is to:

- provide a benchmark for professional behaviour;
- support Yancoal's business reputation and corporate image within the community; and
- make Directors and employees aware of the consequences if they breach the policy.

The key values underpinning the Code of Conduct are:

- our actions must be governed by the highest standards of integrity and fairness;
- our decisions must be made in accordance with the spirit and letter of applicable law; and
- our business must be conducted honestly and ethically, with our best skills and judgement, and for the benefit of customers, employees, shareholders and Yancoal alike.

Insider trading policy

Yancoal's insider trading policy incorporates into Yancoal's policies a prohibition of the types of conduct in dealing in securities that are prohibited under the Corporations Act. The prohibitions apply to all directors and employees of Yancoal and its related bodies corporate as defined in the Corporations Act.

Yancoal aims to achieve the highest possible standards of corporate conduct and governance. The Yancoal Board considers that compliance with this Policy is essential to ensure that the highest standards of conduct are being met by all directors and employees.

Any non-compliance with this Policy is regarded as serious misconduct and may entitle Yancoal to take corrective disciplinary action.

Share Trading Policy

Yancoal's Share Trading Policy prohibits dealing in Yancoal securities or Yanzhou securities by Directors, senior executives and other relevant employees, as well as their closely related parties, during specified blackout periods each year. General employees are permitted to deal in Yancoal securities outside these blackout periods; however, additional approval requirements apply to Directors.

The Share Trading Policy precludes relevant employees from entering into any hedge or derivative transactions relating to unvested options or share rights granted to them under incentive plans and securities that are subject to holding locks or restrictions on dealing under such plans. There are also restrictions that apply to relevant employees from entering into margin lending arrangements, hedging, and short-term trading of Yancoal's securities. Breaches of the policy are treated seriously and may lead to disciplinary action, including dismissal.

Disclosure Policy

The Yancoal Board has put in place a Disclosure Policy to encapsulate the disclosure obligations under the Corporations Act and the ASX Listing Rules and to set out procedures for managing compliance with those obligations. These procedures provide a framework for managing the disclosure of material matters to the market to ensure accountability at Board and senior executive level. As part of this framework, a standing agenda item at all Yancoal's Board and senior executive meetings requires the Directors and senior executive to consider whether any matters at the meeting should be disclosed to the market.

The Disclosure Policy provides for the establishment of a Disclosure Committee to assist Yancoal in meeting its disclosure obligations (as required). The Committee plays a key role in reviewing and determining whether information is likely to have material effect on the price or value of Yancoal's securities such that it requires disclosure to the market. The Disclosure Committee members comprise the Chairperson of the Executive Committee, Chief Executive Officer, Chief Financial Officer, Company Secretary, Investor Relations Manager and General Counsel.

Diversity Policy

Yancoal recognises that people are its most important asset and is committed to the maintenance and promotion of workplace diversity. Yancoal has adopted a Diversity Policy, approved by the Yancoal Board to actively facilitate a more diverse and representative management and leadership structure.

Shareholder Communication Policy

Yancoal's policy is to promote effective communication with shareholders and other investors so that they understand how to assess relevant information about Yancoal and its corporate direction. Yancoal aims to keep shareholders, potential investors and other stakeholders informed of all major developments affecting the state of affairs of Yancoal. Yancoal communicates information regularly to shareholders, potential investors and other stakeholders by:

- posting announcements on the ASX platform in accordance with its continuous disclosure obligations and also making these announcements available on Yancoal's website;
- keeping its website up to date on important information about Yancoal, including its Constitution, Board and Board Committee charters, core corporate governance policies and financial information about Yancoal; and
- publishing investor presentations made to analysts and media briefings available within the Investor section of Yancoal's website.

Yancoal encourages shareholders to attend and participate in all general meetings including annual general meetings. Shareholders are entitled to ask questions about the management of Yancoal and of the auditor as to its conduct of the audit and preparation of its reports.

Any shareholders who cannot attend any general meetings can also participate via lodgement of their proxies.

9.4 Expenses of the Offer

Assuming the Offer is fully subscribed the proceeds of US$2.3077 billion (A$2.450 billion) will be applied to repay Shareholders Loans of US$1.800 billion (A$1.911 billion) with the balance being held as cash after settlement of the related costs of the Offer. The related costs of the Offer (including fees payable to legal, accounting, tax, marketing, administrative fees, as well as printing, advertising and other expenses related to this Prospectus and the Offer) will be approximately A$14.4 – 25.1 million[2] dependent upon the subscribers of the non Yanzhou Entitlements. All of these expenses have been, or will be, borne by Yancoal.

2 The related costs of the Offer include costs denominated in US$. Consistent with the Pro Forma Historical Balance Sheet these costs have been calculated using the 30 June 2014 A$:US$ exchange rate of 0.942.

ADDITIONAL INFORMATION
10

126 Yancoal Subordinated Capital Notes

10 Additional Information

10.1 Rights and liabilities attaching to the Subordinated Capital Notes

The rights and liabilities attaching to the Subordinated Capital Notes are set out in the Terms and the Note Trust Deed. The Terms are set out in full in Appendix A. The Note Trust Deed is summarised in Section 10.6 below, and investors who wish to inspect the Note Trust Deed may do so at the registered office of Yancoal during normal office hours or may obtain a copy at www.yancoal.com.au. Rights and obligations attaching to the Subordinated Capital Notes may also arise under the Corporations Act and other laws.

10.2 Rights and liabilities attaching to Yancoal Ordinary Shares

Noteholders may receive Yancoal Ordinary Shares on Conversion. The rights and liabilities attaching to the Yancoal Ordinary Shares are set out in the Constitution and are also regulated by the Corporations Act, ASX Listing Rules and the general law. This Section briefly summarises the key rights attaching to the Yancoal Ordinary Shares. It is not intended to be an exhaustive summary of the rights and obligations of Shareholders. Investors who wish to inspect the Constitution may do so at the registered office of Yancoal during normal office hours or may obtain a copy at www.yancoal.com.au.

- **Voting at a general meeting**: at a general meeting of Yancoal, every Yancoal shareholder present in person or by proxy, representative or attorney has one vote on a show of hands and, on a poll, one vote for each fully paid Yancoal Ordinary Share held.
- **Meetings of members**: each Yancoal shareholder is entitled to receive notice of, attend and vote at general meetings of Yancoal and to receive all notices, accounts and other documents required to be sent to Yancoal shareholders under the Constitution, Corporations Act and ASX Listing Rules.
- **Dividends**: subject in each case to applicable laws, the ongoing cash needs of the business and the directors' duties under law and to any shareholder approval required under the Constitution (described below in this Section 10.2), the Directors must pay dividends of no less than 40% of Yancoal's net profit after tax (pre-abnormal items) each financial year, unless the Directors decide to pay dividends of no less than 25% in order to prudently manage Yancoal's financial position.
- **Transfer of shares**: subject to the Constitution, Yancoal Ordinary Shares may be transferred by a proper transfer effected in accordance with ASX Settlement Operating Rules, by a written instrument of transfer which complies with the Constitution or by any other method permitted by the Corporations Act, ASX Listing Rules or ASX Settlement Operating Rules. The Board may refuse to register a transfer of Yancoal Ordinary Shares where permitted to do so under the Corporations Act, ASX Listing Rules or ASX Settlement Operating Rules. The Board must refuse to register a transfer of Yancoal Ordinary Shares when required by the Corporations Act, ASX Listing Rules or ASX Settlement Operating Rules.
- **Issue of further shares**: subject to the Corporations Act, ASX Listing Rules and ASX Settlement Operating Rules and any rights and restrictions attached to a class of shares, Yancoal may issue, or grant options in respect of, further Yancoal Ordinary Shares and other classes of shares in Yancoal on such terms and conditions as the Board resolves.
- **Winding up**: if Yancoal is wound up, then subject to any rights or restrictions attached to a class of shares, any surplus must be divided amongst Yancoal's members in proportion to the number of shares held by them. The amount unpaid on shares held by a member is to be deducted from the amount that would otherwise be distributed to that member.
- **Unmarketable parcels**: subject to the Corporations Act, ASX Listing Rules and ASX Settlement Operating Rules, Yancoal may sell the shares of a member of Yancoal who holds less than a marketable parcel of shares.
- **Share buy-backs**: subject to the Constitution, Corporations Act, ASX Listing Rules and ASX Settlement Operating Rules and to any shareholder approval required under the Constitution (described below in this section 10.2), Yancoal may buy back shares in itself on terms and at times determined by the Board.
- **Proportional takeover provisions**: the Constitution contains provisions for member approval to be required in relation to any proportional takeover bid for Yancoal. These provisions will cease to apply unless renewed by special resolution of the members by the third anniversary of the date of the Constitution's adoption.
- **Variation of class rights**: at present, Yancoal's only class of shares on issue are Yancoal Ordinary Shares. Subject to the Corporations Act and the terms of issue of a class of shares, the rights attaching to any class of shares may be varied or cancelled:
  - with the consent in writing of the holders of three quarters of the issued shares included in that class; or
  - by a special resolution passed at a separate meeting of the holders of those shares.

  In either case, the holders of not less than 10% of the votes in the class of shares, the rights of which have been varied or cancelled, may apply to a court of competent jurisdiction to exercise its discretion to set aside such a variation or cancellation.
- **Dividend reinvestment plan**: the Constitution authorises the Yancoal Board, on any terms and at its discretion, to establish a dividend reinvestment plan (under which any member may elect that the dividends payable by Yancoal be reinvested by a subscription for securities).
- **Directors – appointment and removal**: under the Constitution, the minimum number of Yancoal Directors that may comprise the Board is four and the maximum is fixed by the Yancoal Directors but may not be more than 11 unless varied by a resolution of members. Yancoal Directors are elected at annual general meetings of Yancoal. Retirement will occur on a rotational basis so that no Yancoal Director (excluding any Managing Director) holds office without re-election beyond the third annual general meeting following the meeting at which the director was last elected or re-elected. The appointment of Yancoal Directors requires shareholder approval in accordance with the Constitution. However, the Yancoal Directors may appoint a Yancoal Director to fill a casual vacancy on the Board where the number of Directors falls below the minimum number provided for in the Constitution and in order to comply with any applicable laws, regulations or the Listing Rules (including the Listing Rules in relation to the composition of the Board and any Board committees). Yancoal Directors may be removed by ordinary resolution of Yancoal or by written notice to Yancoal from shareholder(s) holding a majority of shares conferring the right to vote.
- **Directors – voting**: questions arising at a meeting of the Board will be decided by a majority of votes of the Yancoal Directors present at the meeting and entitled to vote on the matter. In the case of an equality of votes on a resolution, the chairperson of the meeting has a casting vote.
- **Directors – remuneration**: the Constitution provides that non-executive directors are entitled to such remuneration as approved by shareholders as required under the constitution (described below in this section 11.2) but which must not exceed in aggregate the maximum amount fixed by members in a general meeting.

127

- **Indemnities**: Yancoal, to the extent permitted by law, indemnifies each Yancoal Director against any liability incurred by that person as an officer of Yancoal or its related bodies corporate. Yancoal, to the extent permitted by law, may pay, or agree to pay, a premium for a contract insuring a Yancoal Director against any liability incurred by that person as an officer of Yancoal or its related bodies corporate and legal costs incurred by that person in defending an action for a liability of that person.

  Yancoal, to the extent permitted by law, may enter into an agreement or deed with a Yancoal Director or a person who is, or has been, an officer of Yancoal or its related bodies corporate, under which Yancoal must do all of the following:

  - keep books of Yancoal and allow either or both that person and that person's advisers access to those books on the terms agreed;
  - indemnify that person against any liability incurred by that person as an officer of Yancoal or its related bodies corporate and legal costs incurred by that person in defending an action for a liability of that person;
  - make a payment (whether by way of advance, loan or otherwise) to that person in respect of legal costs incurred by that person in defending an action for a liability of that person; and
  - keep that person insured in respect of any act or omission by that person while a director or an officer of Yancoal or its related bodies corporate, on the terms agreed (including as to payment of all or part of the premium for the contract for insurance).
- **Amendment**: the Constitution can only be amended by special resolution passed by at least three-quarters of members present (in person or by proxy) and entitled to vote on the resolution at a general meeting of Yancoal. Yancoal must give at least 28 days written notice of a general meeting of Yancoal.
- **Shareholder approval:** subject to all applicable laws, regulations and the Listing Rules, member approval is required under the Constitution for a number of matters (either by way of a resolution of Yancoal or by notice from member(s) holding a majority of shares). This is necessary to ensure compliance with the laws and regulations of the People's Republic of China. The matters which require member approval include the following:
  - the appointment, removal and remuneration of Yancoal Directors (subject to Yancoal Directors appointing other Yancoal Directors in the circumstances outlined above);
  - reductions in Yancoal's issued capital;
  - the annual financial statements of Yancoal;
  - the payment of dividends, and any decision by the Yancoal Directors to rescind the payment of a dividend prior to payment;
  - loss recovery plans;
  - the terms of any employee incentive schemes;
  - the withdrawing of any forfeiture of shares taken by Yancoal over unpaid or partly paid shares;
  - the appointment and removal of the auditor and the auditor's remuneration for the annual audit;
  - the creation or cancellation (unless required by applicable laws, regulations or accounting standards) of any reserve from the revaluation of assets;
  - investments or disposals of assets by Yancoal with a value above specified thresholds;
  - issuing debentures and any borrowing or other means of financing by Yancoal above specified thresholds; and
  - entering into mortgages over company assets or providing guarantees above specified thresholds.
- **Financial and information matters**: Yancoal must comply with its obligations under the Separation Agreement between Yancoal and Yanzhou in relation to access to financial and other information and sharing of the enterprise resource planning platform, subject to the confidentiality obligations set out in that agreement.

10.3 Reporting and disclosure obligations

Yancoal is a "disclosing entity" (as defined in section 111AC of the Corporations Act) and, as such, is subject to regular reporting and disclosure obligations. Specifically, like all listed companies, Yancoal is required to continuously disclose to ASX any information it has to the market which a reasonable person would expect to have a material effect on the price or the value of its quoted securities. Yancoal is also required to prepare and lodge with ASIC and ASX both yearly and half yearly financial statements accompanied by a directors' declaration and report and an audit or review report.

Yancoal also has an obligation under the ASX Listing Rules to notify ASX immediately of any information concerning Yancoal of which it becomes aware and which a reasonable person would expect to have a material effect on the price or value of Yancoal's securities unless exceptions from disclosure apply under the ASX Listing Rules. ASX maintains records of company announcements for all companies listed on ASX. Yancoal's announcements may be viewed on ASX's website (www.asx.com.au).

The Issuer will become a "disclosing entity" in respect of the Subordinated Capital Notes when it is admitted to the Official List of ASX.

10.4 Summary of the Subordinated Guarantee

Under the Note Trust Deed (described in Section 10.6 below), Yancoal has provided to the Note Trustee a subordinated guarantee of the Guaranteed Moneys and the performance of all other obligations of the Issuer under the Note Trust Deed and the Terms.

Guaranteed Moneys means all debts and monetary liabilities of the Issuer to the Note Trustee or the Noteholders in respect of any Distributions, Redemption Amounts or other amounts which are due and payable by the Issuer in accordance with the Terms or the Note Trust Deed.

In the event that the amount of the Guaranteed Moneys are reduced as a result of:

- the application of the subordination provisions of clause 4.3 (Subordination) of the Note Trust Deed or clause 2 (Status and subordination) of the Terms; or
- the proviso to the definition of 'Redemption Amount' in clause 12 (Definitions) of the Terms,

Yancoal indemnifies the Note Trustee against and agrees to pay to the Note Trustee on demand the amount of the reduction (**Reduction Amount**). However, this indemnity will only apply in relation to a reduction resulting from the proviso to the definition of 'Redemption Amount':

- prior to a Winding Up of Yancoal, to the extent Yancoal has funds available to it to pay the Reduction Amount and remain solvent; or
- during a Winding Up of Yancoal, to the extent that Yancoal has funds available to it to pay the Reduction Amount following Yancoal's discharge of all of its other debts (including debts which are Equal Ranking Obligations or Junior Ranking Obligations).

128 Yancoal Subordinated Capital Notes

10 Additional Information
Continued

Yancoal's payment obligations under the Subordinated Guarantee are direct, unsecured and subordinated debt obligations of Yancoal. In order to give effect to the subordinated ranking of the Subordinated Guarantee, in any Winding Up of Yancoal, the claims of the Note Trustee are limited to the extent necessary to ensure that:

- all holders of Senior Ranking Obligations receive payment in full before any payment is made to Noteholders; and
- holders of any Equal Ranking Obligations receive payments on a pro rata basis.

Neither the Note Trustee nor any Noteholder may exercise voting rights as a creditor in respect of the Subordinated Guarantee in a Winding Up of Yancoal to defeat the subordination in clause 5 (Subordinated Guarantee) of the Note Trust Deed.

10.5 Summary of Offer Management Agreement

Yancoal, the Issuer and the Manager entered into an offer management agreement (**OMA**) about or on the date of this Prospectus. The Manager has agreed to manage the Offer on the terms and the conditions of the OMA. The following is a summary of the principal provisions of the OMA.

Under the OMA, the Manager has agreed to use its reasonable endeavours to procure subscriptions for any shortfall from certain institutional investors.

Nothing in the OMA:

- constitutes a commitment by, or an obligation on, the Manager to procure subscriptions for the Subordinated Capital Notes; or
- imposes any duty of care on the Manager to shareholders or institutional investors in relation to the Offer generally.

For the purpose of this section 10.5, "**Offer Documents**" means the documents issued or published by or on behalf of the Issuer or Yancoal in respect of the Offer, being:

- this Prospectus, including any Application Form and any Supplementary Prospectus;
- any investor presentation or ASX announcement used by the Issuer or Yancoal to conduct the Offer;
- all correspondence to ineligible Shareholders; and
- any other announcements, advertisements, publicity or roadshow materials relating to the Offer published by the Issuer or Yancoal or on their behalf, including amendments or updates to any of the above documents.

10.5.1 Commission, fees and expenses

The Issuer has agreed to pay the Manager a management fee of US$4 million (**Management Fee**) and distribution fees (together, the **Distribution Fees**) of:

(a) 1.0% of the total funds raised by way of subscription for Subordinated Capital Notes by Eligible Shareholders (excluding funds raised by way of Yanzhou's subscription); plus

(b) 2.0% of the total funds raised by way of subscription for Subordinated Capital Notes by new investors already introduced or known to Yancoal; plus

(c) 3.0% of the total funds raised by way of subscription for Subordinated Capital Notes by new investors other than those referred to in 11.5.1(b) above.

The Management Fee will be reduced by US$1 for every US$2 paid in Distribution Fees to the Manager (up to a maximum reduction in the Management Fee of US$1.0 million, such that the minimum Management Fee payable is US$3.0 million).

In addition to the fees described above, the Issuer has agreed to reimburse the Manager for certain other agreed costs and expenses incurred by the Manager in relation to the Offer.

10.5.2 Termination events

As is customary with these types of arrangements, the Manager may (in certain circumstances having regard to the materiality of the relevant event) terminate the OMA at any time prior to 5.00pm on the date for settlement under the OMA (or at any other time as specified in the relevant event), without cost or liability, by notice in writing to the Issuer and Yancoal, on the occurrence of certain events, including (but not limited to) where:

- in the reasonable opinion of the Manager, a statement in any of the Offer Documents is or becomes materially misleading or deceptive or likely to mislead or deceive, or a material matter required to be included is omitted from an Offer Document;
- any of the Offer Documents or any aspect of the Offer does not comply with the Corporations Act, the Listing Rules or any other applicable law or regulation in a material respect;
- there are certain adverse movements in the S&P/ASX 200 Index;
- approval is refused or not granted, or approval is granted subject to conditions other than customary conditions, to the quotation of all of the Subordinated Capital Notes on ASX or if granted, the approval is subsequently withdrawn, qualified (other than by customary conditions) or withheld;
- the Issuer or Yancoal fails to comply with the requirements of the NZ Mutual Recognition Regulations to enable the Offer to proceed on the basis of the Prospectus, under those regulations;
- any regulatory body or third party commences any material public action against the Issuer, Yancoal, any of the directors or members of senior management of the Issuer or Yancoal and such action is not successfully disposed of within certain timeframes;
- the Issuer or Yancoal withdraws an Offer Document or the Offer or indicates that it does not intend to proceed with the Offer or any part of the Offer;
- any member of the Yancoal Group becomes insolvent, or there is an act or omission which is likely to result in a Yancoal Group member becoming insolvent;
- the Issuer, Yancoal or any Yancoal Group member breaches, or defaults under, any provision, undertaking, covenant or ratio of a material debt or financing arrangement or any related documentation to which that entity is a party which has or is likely to have a material adverse effect on the Yancoal Group; or
- there are material disruptions in financial or economic conditions in key markets, or hostilities commence or escalate in certain key countries.

10.5.3 Conditions, representations, warranties and undertakings

The OMA contains certain common representations, warranties and undertakings by the Issuer and Yancoal to the Manager (as well as common conditions precedent including conducting due diligence, lodgement of this Prospectus and obtaining the ASX waivers and confirmations referred to in Section 10.10).

The representations and warranties given by the Issuer and The Note Trustee is not responsible for monitoring compliance Yancoal include, but are not limited to, matters such as power by Yancoal or the Issuer of their obligations under the Note Trust and authorisations, incorporation, validity of obligations, listing, Deed, taking steps to ascertain whether an Event of Default disclosures in this Prospectus and public information, compliance, has occurred, or Yancoal’s or the Issuer’s businesses except as due diligence, opinions and beliefs, litigation, material contracts, required by law. In this regard, the Note Trustee is subject to financial position, continuous disclosure, financial information, certain statutory duties imposed on it under Chapter 2L of the certificates, licences, insurance, internal accounting controls, Corporations Act including to: property, insolvency, compliance with applicable laws and anti- • exercise reasonable diligence to ascertain whether: money laundering.
the property of Yancoal and the Issuer that is or should The undertakings given by the Issuer and Yancoal include, but be available will be sufficient to repay the amounts are not limited to, notifications of breach, compliance with lent by Noteholders in respect of the Subordinated applicable laws and the ASX Listing Rules, and no variation of Capital Notes; and the Constitution. The Issuer and Yancoal also undertake that, Yancoal or the Issuer has breached the Terms, the during the Offer Period and for a period of 120 days following Note Trust Deed or the provisions of Chapter 2L of the the close of the Offer they will not dispose or charge, agree to Corporations Act, and dispose of or charge, the whole or any substantial part of their business or enter into any agreement or commitment which unless the Trustee is satisfied the breach will not materially is material in the context of the Issuer, Yancoal or the Offer, predjudice Noteholders, do everything in its power to without the prior written consent of the Manager, which consent ensure Yancoal or the Issuer remedies such a breach (as shall not be unreasonably withheld or delayed, and that for the case may be). a period of 180 days following close of the Offer they will not The Noteholders are taken to have notice of, and are bound by, allot or agree to allow or indicate in any way that they may or all the provisions of the Note Trust Deed and the Terms. will allot any equity securities or securities that are convertible into equity without the prior written consent of the Manage, The following is a summary only of the principal provisions of the subject to certain exceptions. These exceptions include (by at Note Trust Deed. not limited to) the issue of Subordinated Capital Notes under 10.6.1 Appointment of Note Trustee and declaration the Offer and conversion of the Subordinated Capital Notes The Note Trustee is appointed to hold on trust for Noteholders: pursuant to the Terms.
10.5.4 Indemnity • the benefit of the Note Trust Deed; • the right to enforce the Issuer’s duty to repay the Subject to certain exclusions relating to, among other things, Subordinated Capital Notes; fraud, wilful misconduct or negligence of the Manager and certain of its representatives, the Issuer agrees to keep the • the right to enforce Yancoal’s duty under the Manager and those representatives indemnified from losses Subordinated Guarantee; suffered in connection with the Offer. Under the OMA, Yancoal • the right to enforce all other duties of the Issuer and Yancoal guarantees the Issuer’s obligations under this indemnity. under the Terms, the provisions of the Note Trust Deed and Chapter 2L of the Corporations Act; and
10.6 Summary of Note Trust Deed
any other powers and property which the Note Trustee may Yancoal entered into a Note Trust Deed with Australia Executor receive or which may be vested in the Note Trustee. Trustees Limited (as the Note Trustee) on or about the date of this Prospectus (Note Trust Deed). The Note Trust Deed is 10.6.2 Payments governed by New South Wales law and is the document which The Issuer undertakes to pay all amounts due under the constitutes the Subordinated Capital Notes. The Terms are set Subordinated Capital Notes to the Note Trustee. The Note Trustee out as an attachment to the Note Trust Deed. The full terms of directs the Issuer to pay such amounts to the Noteholders unless the Note Trust Deed can be obtained from www.yancoal.com. a Winding Up of the Issuer has commenced. Payment to the au during the Offer Period and after the Issue Date. Yancoal Noteholders in accordance with the Terms satisfies the Issuer’s has lodged the Note Trust Deed with ASIC and the information obligation to pay this amount to the Note Trustee to the extent in the Note Trust Deed is incorporated by reference into this of the payment and payment to the Note Trustee satisfies the Prospectus. Yancoal will provide a copy of the Note Trust Deed Issuer’s obligation to pay any amount to the Noteholders. upon request free of charge to potential investors during the The Note Trustee’s entitlement to enforce the Issuer’s obligations period until the Issue Date and thereafter to Noteholders. to make payments under the Subordinated Capital Notes, The Note Trustee has agreed to act as the trustee of the assets and Yancoal’s payment obligations under the Subordinated and rights held on trust for Noteholders (as described below) Guarantee, is subordinated on equivalent terms to those set out pursuant to the terms of the Note Trust Deed. The Subordinated in Clause 2 (Status and subordination) of the Terms. Capital Notes are issued subject to the terms and conditions The Note Trust Deed contains provisions entitling the Issuer to contained in the Note Trust Deed. withhold payments in various circumstances, including where The Distributions on the Subordinated Capital Notes are a Noteholder needs to obtain a governmental approval to be obligations of the Issuer, and subject to the terms of the paid an amount, where the Issuer believes that a person other Subordinated Guarantee, Yancoal. The Distributions are than the Noteholder has become entitled to be registered as not guaranteed by the Note Trustee or any of its directors, Noteholder and receive the payment, and where the Noteholder employees, officers, affiliates, agents, advisers, intermediaries, has not provided sufficient account details to enable the Issuer to related bodies corporate or any other entity. The obligation make a payment. to redeem the Subordinated Capital Notes in accordance with Amounts payable to the Note Trustee in respect of its their terms is a direct obligation of the Issuer, and subject to the remuneration, costs and various other amounts are not terms of the Subordinated Guarantee, Yancoal. Neither the Note subordinated and will rank in priority to the payments due to Trustee nor any of its directors, employees, officers, affiliates, the Noteholders. agents, advisers, intermediaries, related bodies corporate or any other entity guarantees the redemption of or repayment of the Face Value of the Subordinated Capital Notes.

10 Additional Information Continued
Yancoal has undertaken to the Note Trustee to make payments in 10.6.6 EnforcementondirectionbyNoteholders respect of the Subordinated Capital Notes in accordance with the The Note Trustee is only obliged to take action in relation to a Subordinated Guarantee – see Section 10.4. Default or to otherwise enforce the Note Trust Deed where all the following conditions are met:
10.6.3 Yancoal undertakings
Yancoal has undertaken to the Note Trustee that it will, amongst (a) the Note Trustee has been directed to take that action: other things comply with its obligations under the Subordinated (1) by a Holder Resolution; or Capital Notes, the Note Trust Deed, and Chapter 2L and section (2) in the case of taking action under Clause 6.1 318 of the Corporations Act. (Consequences of a default) of the Terms, Yancoal has also undertaken to the Note Trustee that it will: in writing by Noteholders of at least 10% of the aggregate of the principal amount of upon receipt of a Conversion Notice, issue the relevant all Subordinated Capital Notes Outstanding number of Yancoal Ordinary Shares to the relevant (ignoring any Subordinated Capital Notes held Noteholder on the relevant Conversion Date (whether or by the Issuer, Yancoal or any of Yancoal’s other not the Issuer has applied the Face Value of the relevant Subsidiaries and not cancelled); Subordinated Capital Notes in payment to Yancoal of the subscription price for those shares in accordance with clause (b) the Note Trustee is indemnified to its satisfaction: 4.2 (Conversion process) of the Terms); (1) for all actions, proceedings, claims and demands use all reasonable endeavours and furnish any documents, to which the Note Trustee may render itself liable information and undertakings as may be reasonably by taking such action; necessary in order to procure quotation of all Yancoal (2) in respect of all costs, charges, damages Ordinary Shares issued on any Conversion of the and expenses which the Note Trustee may Subordinated Capital Notes into Ordinary Shares on ASX and thereby incur; and any other stock exchanges on which the Yancoal Ordinary (3) in respect of the costs of all management time Shares are quoted on the Conversion Date; spent by employees or officers of the Note comply with the restrictions on distributions in respect of Trustee in relation to such action in the amount its Equal Ranking Obligations or Junior Ranking Obligations required under the Note Trust Deed; in accordance with clause 3.5 (Restrictions on deferral) (c) the Note Trustee is not restricted or prohibited from of the Terms; and taking such action by any order of any competent court not dispose of any, and will maintain its holding of all, of the or any applicable law.
Issuer’s Ordinary Shares, so long as the Subordinated Capital 10.6.7 Enforcement by Noteholders
Notes remain outstanding. A Noteholder is entitled to take any action that the Note Trustee 10.6.4 Trusteepro tectionsandlimitationofliability could take in relation to a Default or to otherwise enforce the The Note Trust Deed contains various provisions which, Note Trust Deed if and only if the Note Trustee, having become subject to the Corporations Act, entitle the Note Trustee to bound to take that action, fails to do so within 30 Business Days make assumptions as to various matters, rely on information, and that failure is continuing. Any such action may be taken statements and opinions provided to it and exercise various by a Noteholder: other discretions. (a) in the name of the Note Trustee; and The Note Trustee is generally not liable to Yancoal, the Issuer, (b) following the giving to the Note Trustee of an indemnity Noteholders or any other person, except where the Note Trustee satisfactory to it, acts fraudulently, negligently or wilfully defaults under the but not otherwise. The Issuer may plead this restriction in bar to Note Trust Deed. any proceedings brought against it that are not permitted.
10.6.5 Enforcement by Note Trustee 10.6.8 Fees, expenses and indemnity
Only the Note Trustee is entitled to enforce the Note Trust Deed Yancoal must pay to the Note Trustee by way of remuneration or the Terms, except in cases described in Section 10.6.6 below. for its services as trustee under the Note Trust Deed a fee or The Note Trustee is not required to notify any person of the such other remuneration as may be agreed between Yancoal occurrence of any Default or breach of the Note Trust Deed or and the Note Trustee. Yancoal will also pay the Note Trustee’s any other document relating to the Subordinated Capital Notes costs properly incurred in connection with the execution and or the Subordinated Guarantee. performance of the Note Trust Deed as well as additional fees for Yancoal and the Issuer are not liable in damages for breach of any enforcement action that the Note Trustee takes in relation to any provision of the Note Trust Deed other than in respect of the Note Trust Deed following default by any other party or any the Note Trustee’s remuneration and expenses which are due duties agreed by Yancoal to be outside the scope of the normal and payable or any other loss suffered by the Note Trustee in its duties of the Note Trustee (and in the absence of agreement in personal capacity. This does not affect the Issuer’s obligations relation to such additional fees, the Note Trustee will be entitled or liabilities under or in respect of the Terms and Yancoal’s to charge Yancoal reasonable hourly rates for time spent by it). obligations under the Subordinated Note Guarantee to pay the 10.6.9 Retirementandremoval principal amount, distributions, redemption amount or other The Note Trustee may retire by giving notice to the Issuer, which amounts payable in respect of the Subordinated Capital Notes will not be effective until the last to occur of: and costs and other amounts due to the Note Trustee.
(a) the day which is 60 days after the date of the notice (or such shorter period as the Note Trustee and the Issuer may agree); and (b) the day upon which the appointment of a new trustee becomes effective.
The Note Trustee may also be removed by the Issuer in various circumstances.

131

Any removal of the Note Trustee will only take effect upon the appointment of a new Note Trustee.

10.6.10 Meetings
Subject to the Corporations Act, the Note Trustee or the Issuer may at any time convene a meeting of Noteholders. The Issuer must convene such meeting on receipt of a direction in writing by Noteholders of at least 10% of the aggregate of the principal amount of all Subordinated Capital Notes Outstanding (ignoring any Subordinated Capital Notes held by the Issuer, Yancoal or any of Yancoal's other Subsidiaries and not cancelled).

A meeting of Noteholders has the power to:

(a) by Special Resolution (as defined in the Terms) amongst other things, approve an amendment to the Terms or the Note Trust Deed or give any release or waiver in respect of anything done or omitted to be done by the Note Trustee or any breach or default by the Issuer or Yancoal; and

(b) by a Holder Resolution (as defined in the Terms), give directions to the Note Trustee as to the performance of its duties under the Note Trust Deed and the Terms and do anything for which a Special Resolution is not required by the Terms or the Note Trust Deed.

A resolution duly passed at a meeting of Noteholders held in accordance with the Note Trust Deed is binding on all Noteholders whether or not they are present or voting at the meeting.

The Note Trust Deed may also be amended without the approval of Noteholders as described in the Terms.

10.6.11 Register
The Note Trust Deed contains arrangements relating to the maintenance of the Register of Noteholders. The Issuer and the Note Trustee may treat Noteholders as the absolute beneficial owners of Subordinated Capital Notes held by them and are not obliged to recognise any other person as having any right or distribution in any Subordinated Capital Note whether or not they have notice of such right or distributions.

10.7 Other material contracts

10.7.1 Debt facilities
Refer to Section 5.8 for a description of the debt facilities.

10.7.2 Moolarben – joint venture arrangements
The Moolarben Joint Venture Agreement (**Moolarben JVA**) was entered into on 21 September 2007 and establishes an unincorporated joint venture (the **Moolarben Joint Venture**) with the purpose of jointly investigating and mining commercial coal deposits within the Moolarben Joint Venture area. Yancoal currently holds an 80% interest in the Moolarben Joint Venture with the remaining 20% interest being held Sojitz (10%) and a consortium (10%) that includes Korea Resources Corporation, Hanwha Corporation Limited and Korea Electric Power Company. Moolarben Coal Operations Pty Limited, a subsidiary of Yancoal is appointed as the manager of the Moolarben Joint Venture.

Each venturer meets the operator's calls for capital in proportion to its respective percentage interests in the Moolarben Joint Venture.

Transfer of a venturer's interest in the Moolarben Joint Venture is subject to the exercise of the other venturers' pre-emptive rights to purchase that interest in priority to a third party. Changes of control of the venturers are also regulated under the Moolarben JVA. Any venturer who is subject to a change of control must immediately offer to transfer the whole of its interest to each of the other unaffected venturers, with the value of the interest being determined either by agreement or by an independent chartered accountant.

Under the:

- Moolarben Coal Marketing Agreement dated 21 September 2007, Moolarben Coal Sales Pty Ltd (**MCS**) (a subsidiary of Yancoal) is appointed as the exclusive marketing agent for coal produced by the Moolarben Joint Venture;
- Moolarben Japan Marketing Agency Agreement dated 21 September 2007 between the joint venturers, MCS and Sojitz, Sojitz has exclusive marketing rights in respect of all coal produced by the Moolarben Coal Joint Venture to certain entities in China, India and Taiwan; and
- Korean Marketing Representative Agreement dated 25 February 2008, between Hanwha Corporation Limited (**Hanwha**) and MCS, Hanwha has exclusive marketing rights in Korea and non-exclusive marketing rights in respect of all coal produced by the Moolarben Joint Venture.

10.7.3 Middlemount Coal – shareholder arrangements
Yancoal (through its wholly owned subsidiary Gloucester (SPV) Pty Ltd) is party to an Interim Shareholder Agreement regulating the rights and obligations of Middlemount Coal and its shareholders. Under the Interim Shareholder Agreement Yancoal controls 160,724 shares (representing 49.9997%) in Middlemount Coal while the remaining 160,726 shares (representing 50.0003%) are controlled by Custom Mining Pty Ltd.

The Interim Shareholder's Agreement confers rights and obligations on each of the parties that are customary for an incorporated joint venture of this nature and includes provisions such as procedures for the calling of capital or other funding, governance and financial reporting of the joint venture, decision making, pre-emptive rights and similar rights in relation to the transfer of existing joint venture interests and the issue of new equity.

As a result of its merger with Gloucester Coal Ltd in June 2012, Yancoal (through its wholly owned subsidiary Gloucester (SPV) Pty Ltd) became the exclusive marketing agent for coal produced from Middlemount Mine pursuant to a Coal Sale and Marketing Agreement and acquired a right to receive a royalty of 4% of Free on Board Trimmed sales from the Middlemount Mine pursuant to an Amended and Restated Royalty Deed. This royalty continues for the life of the Middlemount Mine.

10.7.4 Management and Transitional Services Agreement
Under the Management and Transitional Services Agreement, Yancoal provides services to Yanzhou (and certain other of its subsidiaries) in relation to certain assets transferred by Yancoal to Yanzhou prior to the Yancoal and Gloucester merger in 2012 (**Excluded Assets**). The services provided include:

- corporate support (such as human resources services, treasury services, payroll services, financial and reporting services, compliance services and government related services and other head office services);
- information technology; and
- management of operations (such as management of mining and exploration operations, development of business plans and budgets, maintenance operations and monitoring and reporting of environmental issues).

The services may be terminated by Yancoal on 12 months' notice (such notice to be given no earlier than 31 December 2016) or by Yanzhou (or the relevant recipient) on 30 days' notice. On termination of a service under this agreement, certain transitional service provisions which provide for the orderly handover of service provision from Yancoal to another provider are triggered.

Yancoal charges Yanzhou (or the relevant recipient) for the cost of providing the services plus a 5% margin. Any third party charges incurred by Yancoal in the provision of the services will be paid by Yanzhou (or the relevant recipient).

132 Yancoal Subordinated Capital Notes

10 Additional Information
Continued

10.8 Availability of other documents

Copies of documents lodged with ASIC in relation to Yancoal may be obtained from, or inspected at, the offices of ASIC.

Yancoal will provide a copy of each of the following documents, free of charge, to any person on request between the date of issue of this Prospectus and the Issue Date:

- the half yearly financial report for the six months ended 30 June 2014, being the half yearly financial report most recently lodged by Yancoal with ASIC;
- the annual financial report for the 12 months ended 31 December 2013, being the annual financial report most recently lodged by Yancoal with ASIC;
- any continuous disclosure notices given to ASX by Yancoal after the lodgement of the annual financial report referred to above and before the date of lodgement of this Prospectus with ASIC;
- the Constitution of Yancoal; and
- the Note Trust Deed.

The above information may be obtained from www.yancoal.com.au.

If you would like to receive a copy of any of these documents or publications, please contact the Yancoal Information Line on 1300 608 419 (within Australia) or +61 3 9938 4354 (outside Australia) (Monday to Friday 9.00am – 5.00pm, Sydney time) during the Offer Period.

10.9 Consents

10.9.1 Advisers and contractors

Each of the parties (referred to as **Consenting Parties**), who are named below:

- has not authorised or caused the issue of this Prospectus and does not make any offer of Subordinated Capital Notes;
- has not made any statement in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified in the final dot point below;
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements or omissions from this Prospectus, other than the reference to its name as specified in the table below;
- has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named; and
- in the case of PricewaterhouseCoopers, has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion of the Taxation Letter in the form and context in which it appears in this Prospectus.

Role	Consenting parties
Australian Tax Adviser	PricewaterhouseCoopers
Legal Adviser	Herbert Smith Freehills
Investigating Accountant and Auditor	ShineWing Hall Chadwick
Manager	Deutsche Bank AG, Sydney Branch
Note Trustee	Australian Executor Trustees Limited
Share Registry	Computershare Investor Services Pty Limited

Neither the Note Trustee, nor any of its directors, employees, officers, affiliates, agents, advisors, intermediaries or related bodies corporate (each an **AET Related Person**) assumes any responsibility for the accuracy or completeness of any information contained in, and does not make any representation as to the truth and accuracy of the contents of, this Prospectus, and the Note Trustee has relied on the Issuer and Yancoal for the accuracy of the contents of this Prospectus. Neither the Note Trustee nor any AET Related Person makes any representation or warranty as to the performance of the Subordinated Capital Notes or the payment of Distributions or redemption of the Subordinated Capital Notes.

10.9.2 Yancoal

Yancoal has provided the information in this Prospectus regarding it and the Yancoal Group, and has consented to the inclusion of this information in this Prospectus.

10.10 ASX confirmations

The Issuer and Yancoal have received the following ASX confirmations in relation to the Terms and the Offer:

- admission of the Issuer to ASX's Official List may be on an ASX Debt Listing basis;
- the Terms are appropriate and equitable for the purposes of Listing Rule 6.1;
- Listing Rule 6.12 does not apply to the Terms which provide for their Conversion or Redemption; and
- provided that Subordinated Capital Notes are offered on a pro rata, renounceable basis to holders of Yancoal Ordinary Shares, the issue of Subordinated Capital Notes and any Yancoal Ordinary Shares issued on their conversion will be treated in relation to Yancoal as being within exceptions in Listing Rules 7.2 and 10.12.

10.11 Relationship between Yancoal and Chinese parent entities

Yanzhou owns 78% of the Yancoal Ordinary Shares and thereby controls Yancoal. Yanzhou is a joint stock limited company incorporated under the laws of the People's Republic of China, and is majority owned and controlled by Yankuang Group Company Limited (**Yankuang**). Yankuang is a Chinese state-owned enterprise.

As a result, the Yancoal Group is a ‘foreign person’ for the 10.12Foreignsellingjurisdictions purposes of the Foreign Acquisitions and Takeovers Act 1975 The distribution of this Prospectus (including an electronic (Cth) and a ‘related person’ of a ‘foreign government’ for the copy) in jurisdictions outside Australia and New Zealand may be purposes of Australia’s Foreign Investment Policy (Policy). Yancoal restricted by law. If you come into possession of this Prospectus will therefore be required by the Policy to notify FIRB and obtain in jurisdictions outside Australia and New Zealand, then you prior approval before: should seek advice on, and observe any such restrictions. If you • making any direct investment (generally an fail to comply with such restrictions, that failure may constitute investment of 10% or more) in an Australian company, a violation of applicable securities laws. The Issuer and Yancoal regardless of its value; disclaim all liabilities to such persons.
starting a new business; or This Prospectus does not constitute an offer in any jurisdiction in acquiring an interest in land, including any interest in a which, or to any person to whom, it would not be lawful to make prospecting, exploration, mining or production tenement. such an offer. No action has been taken to register or qualify Subordinated Capital Notes or the Offer or to otherwise permit a The Policy sets out the matters that FIRB will take into account public offering of Subordinated Capital Notes in any jurisdiction in considering any such application for approval by Yancoal outside Australia and New Zealand. The Offer and the possession including whether the investment is commercial in nature, or distribution of this Prospectus is further subject to the specific whether broader political or strategic objectives may be being restrictions set out below. pursued, whether governance arrangements could facilitate actual or potential control by a foreign government and the 10.12.1 China size, nature and composition of any non-government interests This Prospectus may not be circulated or distributed in the (which in Yancoal’s case will take the form of listed minority PRC and the Subordinated Capital Notes may not be able to be shareholdings in each of Yancoal and Yanzhou). offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident Also, since the Yancoal Group comprises of indirect subsidiaries of of the PRC except to qualified domestic institutional investors Yankuang, the Yancoal Group will be directly or indirectly affected as defined under the Trial Measures for the Administration by certain laws, policies and other measures of the People’s of Overseas Securities Investment by Qualified Domestic Republic of China relating to the supervision and management Institutional Investors promulgated by the China Securities of Chinese state-owned assets and outbound investment. These Regulatory Commission on June 18, 2007 or to PRC residents measures include an effective requirement for the approval of that have completed the relevant approval and registration the National Development and Reform Commission and the procedures pursuant to applicable laws, rules and regulations of State-owned Assets Supervision and Administration Commission the PRC. For the purpose of this paragraph only, the PRC does not (or their respective provincial branches), and the approval of the include Taiwan and the special administrative regions of Hong China Securities Regulatory Commission (if applicable), to be Kong and Macau. sought for certain transactions that the Yancoal Group might wish to undertake in the future including: 10.12.2 Hong Kong acquisitions of, and mergers with, listed companies and other WARNING: This document has not been, and will not be, substantial investments; registered as a prospectus under the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong any transfer of assets that would result in Yankuang ceasing (Companies (WUMP) Ordinance), nor has it been authorised by to indirectly control the Yancoal Group; or the Securities and Futures Commission in Hong Kong pursuant any sale or purchase of assets that represent 50% or more of to the Securities and Futures Ordinance (Cap. 571) of the Laws the total assets or net assets, or generate 50% or more of the of Hong Kong (SFO). No action has been taken in Hong Kong to business income, of Yanzhou. authorise or register this document or to permit the distribution of this document or any documents issued in connection with These regulatory approvals may need to be sought by Yanzhou it. Accordingly, the Subordinated Capital Notes have not been and/or Yankuang. and will not be offered or sold in Hong Kong by means of any Under the constitution of Yancoal, some of these transactions document, other than (i) to “professional investors” (as defined that would require Chinese regulatory approval will need to in the SFO and any rules made under that ordinance) or (ii) in be approved by shareholders of Yancoal (see Section 10.2 for other circumstances that do not result in this document being a further details of the types of transactions for which shareholder “prospectus” (as defined in the Companies (WUMP) Ordinance) approval will need to be obtained). Yanzhou (while it holds or that do not constitute an offer to the public within the sufficient Yancoal Ordinary Shares to control the Yancoal Group) meaning of that ordinance. could cast its votes against the transaction and, by doing so, No advertisement, invitation or document relating to the prevent Yancoal from proceeding with it, due to regulatory Subordinated Capital Notes has been or will be issued, or has disapproval or any other reasons. In some other instances, the been or will be in the possession of any person for the purpose transactions that would require Chinese regulatory approval of issue, in Hong Kong or elsewhere that is directed at, or the will need to be approved by the Yancoal board. In those cases, contents of which are likely to be accessed or read by, the public Yanzhou (while it holds sufficient Yancoal Ordinary Shares to of Hong Kong (except if permitted to do so under the securities control the composition of the board) could, subject to the laws of Hong Kong) other than with respect to Subordinated duties of those directors, encourage the directors to cast their Capital Notes that are or are intended to be disposed of only to votes against the transaction due to regulatory disapproval persons outside Hong Kong or only to professional investors (as or any other reasons, and, by doing so, prevent Yancoal from defined in the SFO and any rules made under that ordinance). proceeding with it.
The contents of this document have not been reviewed by any The applicability of these Australian and Chinese laws, policies Hong Kong regulatory authority. You are advised to exercise and other measures to Yancoal may change in the future. caution in relation to the offer. If you are in doubt about any contents of this document, you should obtain independent professional advice.

134 Yancoal Subordinated Capital Notes

10 Additional Information
Continued

10.12.3 Singapore
This document and any other materials relating to the Subordinated Capital Notes have not been, and will not be, lodged or registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this document and any other document or materials in connection with the offer or sale, or invitation for subscription or purchase, of Subordinated Capital Notes, may not be issued, circulated or distributed, nor may the Subordinated Capital Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore except pursuant to and in accordance with exemptions in Subdivision (4) Division 1, Part XIII of the Securities and Futures Act, Chapter 289 of Singapore (**SFA**), or otherwise pursuant to, and in accordance with the conditions of any other applicable provisions of the SFA.

This document has been given to you on the basis that you are:

(a) an 'institutional investor' (as defined in the SFA); or

(b) a 'relevant person' (as defined under section 275(2) of the SFA).

If you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.

Any offer is not made to you with a view to the Subordinated Capital Notes being subsequently offered for sale to any other party. There are on-sale restrictions in Singapore that may be applicable to investors who acquire Subordinated Capital Notes. As such, investors are advised to acquaint themselves with the SFA provisions relating to resale restrictions in Singapore and comply accordingly.

10.12.4 United Kingdom
Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended ("FSMA")) has been published or is intended to be published in respect of the Subordinated Capital Notes. This document is issued on a confidential basis to "qualified investors" (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the Subordinated Capital Notes may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the Subordinated Capital Notes has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to Yancoal.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 ("FPO"), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together "relevant persons"). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

10.12.5 Norway
The information in this document has been prepared on the basis that all offers of the Subordinated Capital Notes will be made pursuant to an exemption under the Directive 2003/71/EC (Prospectus Directive), as amended and implemented in Norway in the Securities Trading Act, from the requirement to produce a prospectus for offers of securities.

An offer to the public of the Subordinated Capital Notes has not been made, and may not be made, in Norway except pursuant to one of the following exemptions under the Prospectus Directive as implemented in Norway:

- to any legal entity that is authorised or regulated to operate in the financial markets or whose main business is to invest in financial instruments;
- to any legal entity that satisfies two of the following three criteria: (i) balance sheet total of at least €20,000,000; (ii) annual net turnover of at least €40,000,000 and (iii) own funds of at least €2,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);
- to any person or entity who has requested to be treated as a professional client in accordance with the EU Markets in Financial Instruments Directive (Directive 2004/39/EC, MiFID) as implemented in Norway in the Securities Trading Act; or
- to any person or entity who is recognised as an eligible counterparty in accordance with Article 24 of the MiFID as implemented in Norway in the Securities Trading Act.

10.12.6 United States
This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Neither the Subordinated Capital Notes nor Yancoal Ordinary Shares have been or will be registered under the US Securities Act and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws. Yancoal may in its sole discretion make placements in the U.S. to certain eligible investors pursuant to private placement exemptions from the U.S. registration requirement. Any offer, sale or resale of Subordinated Capital Notes in the United States by a dealer (whether or not participating in the Offer) may violate the registration requirements of the US Securities Act.

Each Applicant who is an eligible investor referred to in the previous paragraph, by accepting delivery of this Prospectus or Subordinated Capital Notes, represents, agrees and acknowledges that it is such an eligible investor. Each Applicant who is not an eligible investor referred to in the previous paragraph, and any persons for whose benefit such Applicant is applying, by accepting delivery of this Prospectus or Subordinated Capital Notes, represents, agrees and acknowledges that:

135

- Subordinated Capital Notes and this Prospectus have not been, and will not be, registered under the US Securities Act or with any securities authority in any state of the United States;
- it is not in the United States, it is not a "US Person" (as defined in Regulation S under the Securities Act) and it is not acting for the benefit of a US Person;
- it will not offer, sell, pledge or transfer any Subordinated Capital Notes in the United States or to a US Person, except in a transaction exempt from, or not subject to, the registration requirements of the US Securities Act and any applicable laws of any state of the United States; and
- it has not and will not send the Prospectus and any Application Form, or any other material relating to the Offer to any person in the United States.

Each Applicant represents, agrees and acknowledges that the Issuer will rely upon the truth and accuracy of the foregoing representations, agreements and acknowledgements and agrees that, if any of such representations, agreements and acknowledgements are no longer accurate, it will promptly notify the Issuer, and if it is acquiring any Subordinated Capital Notes as fiduciary or agent for one or more accounts, it has full power to make the foregoing representations, agreements and acknowledgements on behalf of each such account.

In addition to submitting the Application Form, Applicants in the United States will also be required to sign a representation letter.

10.12.7 General

Distribution of the Prospectus in jurisdictions outside Australia and New Zealand is restricted as set out in this Section 10.12. The Issuer may in its discretion accept Applications for Subordinated Capital Notes otherwise than pursuant to this Prospectus from persons outside Australia provided that it is satisfied that they are persons to whom the Offer can be made, and Subordinated Capital Notes issued, in accordance with this Section 10.12, and provided that they make the acknowledgments and representations in Sections 3.21 and 10.12.6 and any other acknowledgments and representations that the Issuer may reasonably require.

10.13 Privacy

10.13.1 Privacy statement of Yancoal

By completing and submitting an Application Form you acknowledge that you have read this Prospectus.

Yancoal is required to collect certain information about Noteholders under company and tax law. Applicants will be asked to provide personal information to Yancoal (directly or via its agents, including the Share Registry). You acknowledge that the personal information submitted as part of your Application Form and otherwise provided to Yancoal (directly or via its agents, including the Share Registry) will be collected, used and disclosed by Yancoal (and its agents, including the Share Registry) in order to process your Application, service your needs as a holder of Subordinated Capital Notes (and following Conversion, if applicable, your holding of Yancoal Ordinary Shares), provide facilities and services that you request, carry out appropriate administration, send you information about the products and services of members of the Yancoal Group, including future offers of securities and as otherwise required or authorised by law (including, without limitation, any law relating to taxation, money laundering or counter-terrorism).

Such disclosure may include disclosure to third parties including other members of the Yancoal Group and to Yancoal's agents, service providers, auditors and advisors. Such disclosure may also include disclosure to domestic and overseas regulators or other government agencies (including ASIC and the ATO), stock exchanges, and the public by way of public registers maintained by regulators or other bodies. Some of these recipients may be located outside Australia. You acknowledge that if you do not provide the personal information required by the Application Form, it might not be possible to process your Application, administer your holding and/or send you information about the products and services of members of the Yancoal Group, including future offers of securities.

Under the Privacy Act 1988 (Cth), you may request access to your personal information held by (or on behalf of) the Issuer, Yancoal and Computershare Investor Services Pty Limited. You can request access to your personal information by contacting Computershare Investor Services Pty Limited at privacy@computershare.com.au.

If the Issuer's, Yancoal's or the Share Registry's record of your personal information is incorrect or out of date, it is important that you contact the Share Registry so that your records can be corrected.

10.13.2 Privacy statement of the Note Trustee

Australian Executor Trustees Limited (**AET**) collects your personal information primarily for the purposes of providing trustee services to the Issuer and Yancoal and for ancillary purposes detailed in AET's Privacy Policy. AET may disclose your personal information, such as, your name and contact details, along with your account information to its related bodies corporate, the Issuer and Yancoal, professional advisers, the land titles office and/or as otherwise instructed by the Issuer and Yancoal. We are also permitted to collect and disclose your personal information when required or authorised to do so by law. AET is not likely to disclose your personal information to overseas recipients. Your personal information will be used in accordance with AET's Privacy Policy. The Privacy Policy contains information about how you may access or correct your personal information held by AET and how you may complain about a breach of the Australian Privacy Principles. You may obtain a copy of the AET's Privacy Policy at www.aetlimited.com.au/privacy.

10.14 Governing law

This Prospectus and the contracts that arise from the acceptance of the Applications are governed by the laws applicable in New South Wales and each Applicant submits to the non-exclusive jurisdiction of the courts of New South Wales.

10.15 Directors' authorisations

Each Issuer Director has given and has not withdrawn his or her consent to the issue of this Prospectus and to its lodgement with ASIC.

APPENDIX A TERMS
A

A Terms
Terms of Issue
1 Form, denomination, title and information
1.1 Form
The Subordinated Capital Notes are perpetual, convertible, subordinated and unsecured notes of the Issuer, constituted by the Note Trust Deed and issued in registered form by entry in the Register.
1.2 Face Value
Each Subordinated Capital Note is issued fully paid and with a Face Value of US$100.
1.3 Title and transfer
Title to all Subordinated Capital Notes will be determined, and the Subordinated Capital Notes may be transferred, as provided in the Note Trust Deed. Except as provided in the Note Trust Deed or required by law, the Issuer will not recognise any person other than the registered Holder as having any title to, or interest in, a Subordinated Capital Note.
1.4 Quotation
The Issuer must use all reasonable endeavours and furnish any documents, information and undertakings as may be reasonably necessary in order to ensure that the Subordinated Capital Notes are, and remain until Redeemed or Converted in accordance with these Terms of Issue, quoted on the Official List of ASX.
1.5 Evidence of holdings
The Issuer must provide to each Holder such statements of the holdings of the Subordinated Capital Notes of the Holder as the Issuer is required to give under the Corporations Act, the Listing Rules and the ASX Settlement Operating Rules. Subordinated Capital Note certificates will not be issued unless the Issuer determines that certificates should be made available or are required to be made available by law.
1.6 Note Trust Deed
Holders are entitled to the benefit of, and are bound by the provisions of, the Note Trust Deed. The Note Trust Deed has been lodged with ASIC, and is available for inspection by Holders at the office of the Note Trustee.

A Terms Continued
1.7 No other rights
The Subordinated Capital Notes confer no rights on a Holder:
(a) to vote at any meeting of shareholders of the Issuer or Yancoal;
(b) to subscribe for new securities or to participate in any bonus issues of securities of the Issuer or Yancoal; or (c) to otherwise participate in the profits or property of the Issuer or Yancoal, except as set out in these Terms of Issue or the Note Trust Deed.
1.8 Provision of information by Holders
If requested by the Issuer, the Holders must provide certain information required by the Issuer or the Note Trustee in order to comply with any applicable law, including the United States Foreign Account Tax Compliance Act.
2 Status and subordination
2.1 Status and subordination of the Subordinated Capital Notes
(a) The Subordinated Capital Notes are direct, unsecured and subordinated debt obligations of the Issuer.
(b) Each Subordinated Capital Note ranks for payment in a Winding Up of the Issuer: (1) after all Senior Ranking Obligations; (2) equally with each other Subordinated Capital Note and all Equal Ranking Obligations; and (3) ahead of all Junior Ranking Obligations.
(c) In order to give effect to the ranking specified in clause 2.1(b), in any Winding Up of the Issuer, the claims of Holders are limited to the extent necessary to ensure that: (1) all holders of Senior Ranking Obligations receive payment in full before any payment is made to Holders; and (2) Holders of the Subordinated Capital Notes and holders of any Equal Ranking Obligations receive payments on a pro-rata basis.
(d) Neither the Note Trustee nor any Holder has any right to prove in a Winding Up of the Issuer in respect of the Subordinated Capital Notes, except on the basis set out in clauses 2.1(b) and 2.1(c).
(e) Neither the Note Trustee nor any Holder may exercise voting rights as a creditor in respect of the Subordinated Capital Notes in a Winding Up of the Issuer to defeat the subordination in this clause.
2.2 Status and subordination of the Subordinated Guarantee
(a) The Issuer’s obligations in respect of the Subordinated Capital Notes have been guaranteed to the Note Trustee under the Subordinated Guarantee, which is a direct, unsecured and subordinated obligation of Yancoal.

(b) The Subordinated Guarantee ranks for payment in a Winding Up of Yancoal: (1) after all Senior Ranking Obligations; (2) equally with all Equal Ranking Obligations; and (3) ahead of all Junior Ranking Obligations.
(c) In order to give effect to the ranking specified in clause 2.2(b), in any Winding Up of Yancoal, the claims of the Note Trustee are limited to the extent necessary to ensure that: (1) all holders of Senior Ranking Obligations receive payment in full before any payment is made to Holders; and (2) holders of any Equal Ranking Obligations receive payments on a pro-rata basis.
(d) The Note Trustee has no right to prove in a Winding Up of Yancoal in respect of the Subordinated Guarantee, except on the basis set out in clauses 2.2(b) and
2.2(c).
(e) The Note Trustee may not exercise voting rights as a creditor in respect of the Subordinated Guarantee in a Winding Up of Yancoal to defeat the subordination in this clause.
3 Distributions
3.1 Distributions
Each Subordinated Capital Note carries an entitlement to be paid interest on its Face Value in respect of each Distribution Period from (and including) the Issue Date to (but excluding): (a) the last day of the Distribution Period immediately preceding its Conversion Date; or (b) its Redemption Date, subject to and in accordance with this clause 3.
3.2 Distribution Rate determination
(a) Subject to clauses 3.2(b), (c) and (d) and clause 3.4, the Distribution payable on each Subordinated Capital Note in respect of any Distribution Period ending on a Distribution Payment Date is payable on that Distribution Payment Date and is the amount calculated in accordance with the following formula:
Distribution = Distribution Rate x US$100 2 where:
Distribution Rate is the Distribution Rate on the first day of the Distribution Period.
(b) If a Distribution Payment Date falls less than 5 Business Days prior to the Redemption Date then the Distribution that would otherwise be payable on that Distribution Payment Date will not be payable on that Distribution Payment Date but will instead be added to the Distribution payable under clause 3.2(c) on the Redemption Date.

A Terms Continued
(c) The Distribution payable on each Subordinated Capital Note in respect of the Distribution Period ending on its Redemption Date if the Redemption Date is not a Distribution Payment Date is payable on the Redemption Date as part of the Redemption Amount and is calculated according to the formula:
Distribution = Distribution Rate x US$100 x N 365 where:
Distribution Rate is the Distribution Rate on the first day of the Distribution Period; and N is the number of days in the Distribution Period.
(d) The Distribution payable on each Subordinated Capital Note in respect of the first Distribution Period is payable on the first Distribution Payment Date and is the amount calculated in accordance with the following formula:
Distribution = Distribution Rate x US$100 x N 365 where:
Distribution Rate is the Distribution Rate on the Issue Date; and N is the number of days in the Distribution Period.
(e) A Distribution will not be payable on a Subordinated Capital Note in respect of any Distribution Period if the Subordinated Capital Note is Converted before the date on which the Distribution for that Distribution Period is payable.
(f) The Distribution Rate (as defined in clause 12) will be reset:
(1) on each Reset Date based on the Market Rate at that time; (2) on the Second Reset Date so as to include the Step Up; and (3) on the first Distribution Payment Date following a Change of Control Event so as to include the Change of Control Step Up, in each case to the extent that the Subordinated Capital Notes have not been Redeemed or Converted prior to that time.
3.3 Determination and notification of Distribution Rates and Distribution payable
(a) The Issuer must promptly determine the:
(1) Distribution Rate which will apply on or after each date on which the Distribution Rate is to be reset under clause 3.2(f); (2) the amount of the Distribution that will (subject to this clause 3) be payable on each Subordinated Capital Note in respect of each Distribution Period for which the Distribution Rate referred to in clause 3.3(a)(1) is applicable; and (3) if the Subordinated Capital Notes are to be Redeemed, the amount of the Distribution to be paid on each Subordinated Capital Note under clause 3.2(c), and promptly notify ASX of that determination.

(b) The determination by the Issuer of all Distribution Rates and amounts required to be determined by it under these Terms of Issue is, in the absence of manifest error, final and binding on the Note Trustee and each Holder.
3.4 Distributions are perpetually deferrable and non-compounding
(a) Subject to clause 3.4(b) and 3.5(a), the Issuer may, in its sole discretion, elect to defer payment of all or any part of the Distribution otherwise payable on the Subordinated Capital Notes on a Distribution Payment Date until such time as the Issuer elects to pay it under clause 3.4(c) or the Subordinated Capital Notes are required to be Redeemed.
(b) The Issuer must notify the Note Trustee and ASX not later than the 5th Business Day prior to the Record Date for a Distribution Payment Date if the Distribution that would otherwise be payable on that Distribution Payment Date will be deferred. (c) The Issuer has no obligation to pay any amount of the Distribution deferred under this clause except as part of the Redemption Amount of the Subordinated Capital Notes if the Subordinated Capital Notes are required to be Redeemed. However, the Issuer may in its discretion elect to pay such amount as an Optional Distribution Payment at any time on not less than 5 Business Days’ notice to the Note Trustee and ASX.
(d) No additional Distribution or other amount is payable by the Issuer in respect of any Distribution deferred under this clause.
3.5 Restrictions on deferral
(a) Subject to clause 3.5(c), the Issuer may not elect under clause 3.4(a) to defer payment of a Distribution that would otherwise be payable on a Distribution Payment Date if, since the Distribution Payment Date preceding that Distribution Payment Date (or in the case of the first Distribution Payment Date, since the Issue Date), Yancoal has undertaken a Restricted Action.
(b) If, in accordance with clause 3.4(a), any Distribution is not paid to the Holders in full on a Distribution Payment Date, then, subject to clause 3.5(c), the Issuer must not and procure that Yancoal does not undertake a Restricted Action until such time as the Unpaid Distribution Amount has been paid as an Optional Distribution Payment or all Subordinated Capital Notes have been Converted or Redeemed. (c) For the purposes of the Terms of Issue, a “Restricted Action” means: (1) a declaration, determination or payment of a dividend or distribution from the income or capital of Yancoal; (2) a return of any capital or undertaking to buy-back or repurchase; or (3) a payment of any interest, in relation to any Equal Ranking Obligations or Junior Ranking Obligations, other than: (4) pro-rata dividends, distributions or payments on Equal Ranking Obligations; (5) any action taken in connection with an employment contract, employee share scheme, employee rights or option plan, or similar arrangement with, or for the benefit of, any one or more employees, officers, directors or consultants of the Issuer, Yancoal or their Related Bodies Corporate;

A Terms Continued
(6) any dividend, distribution, return of capital, buy-back, repurchase or payment only in the form of, or for a consideration provided by Yancoal only in the form of, or where any amount paid by Yancoal is mandatorily invested in, securities, warrants, options or other rights where the securities, or the securities issuable upon exercise of the warrants, options or other rights, constitute Equal Ranking Obligations (where the action relates to Equal Ranking Obligations) or Junior Ranking Obligations (in any case); or (7) any repayment or redemption of Equal Ranking Obligations or Junior Ranking Obligations which Yancoal is obliged to pay or undertake on the legal maturity date of such Equal Ranking Obligations or Junior Ranking Obligations.
4 Conversion
4.1 Conversion Notice
(a) Subject to this clause 4, a Holder may request Conversion of the Subordinated Capital Notes held by it by giving a Conversion Notice to the Issuer and Yancoal at any time during the period commencing on the day falling 40 days after the Issue Date and ending on the date which falls 30 years from the Issue Date
(Conversion Period).
(b) A request under clause 4.1(a) requesting a Conversion may be in relation to some or all of the Holder’s Subordinated Capital Notes, subject to the aggregate Face Value of the Subordinated Capital Notes the subject of the Conversion Notice being at least the lesser of US$5,000 or the balance of the Holder’s holding of Subordinated Capital Notes.
(c) Once given by a Holder, a Conversion Notice cannot be withdrawn without the written consent of the Issuer and Yancoal, which they may choose to provide at any time (and any such consent may either be given in writing, or in the case of a consent applying to Holders or a class of Holders generally, by notice to ASX). If a Conversion Notice is withdrawn in accordance with this clause 4.1(c), it must not be acted upon and will be of no further force or effect despite any other provisions in this clause 4.
(d) A Conversion Notice must be accompanied by such evidence of the authority of the person signing it as is reasonably acceptable to the Issuer and Yancoal and may be treated by the Issuer and Yancoal as not being a valid Conversion Notice unless and until such evidence is actually received by the Issuer and Yancoal. (e) A Conversion Notice must include: (1) such information as may be required by the Issuer in relation to the
Holder’s voting power in Yancoal to enable the Issuer and Yancoal to determine the maximum number of Yancoal Ordinary Shares that the Holder is able to acquire on the Conversion Date without contravening section 606 of the Corporations Act (or without exceeding such lesser percentage voting power in Yancoal as the Holder may specify in the Conversion Notice as being the percentage voting power that it does not wish to exceed as a result of Conversion of the Subordinated Capital Notes which are subject to the Conversion Notice) (the Maximum Number); and

(2) a warranty that the information referred to in clause 4.1(e)(1) is correct and that the Holder will not breach any other applicable law as a result of the Conversion (and that the Holder either (i) is not, and is not acting on behalf of or for the account or benefit of, a U.S. person (as defined in Regulation S under the US Securities Act) and is acquiring the Yancoal Ordinary Shares the subject of the Conversion Notice in an offshore transaction within the meaning of Regulation S; or (ii) is an institutional
“accredited investor” within the meaning of Rule 501 under the Securities
Act and is acquiring the Yancoal Ordinary Shares the subject of the Conversion Notice in a private transaction exempt from or not subject to the registration requirements of the Securities Act, in which case the Yancoal Ordinary Shares to be delivered to such Holder will be
“restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act and such Holder will be required to make certain representations and agreements as to, among other matters, its eligibility to acquire such securities and restrictions on transfer of such securities; or (iii) is otherwise acquiring the Yancoal Ordinary Shares the subject of the Conversion Notice in a transaction exempt from or not subject to the registration requirements of the Securities Act, and to the extent the
Yancoal Ordinary Shares delivered in such transaction are “restricted securities”, making the representations and agreements as referred to in
(ii) above), and the Issuer and Yancoal may rely on such information without further enquiry (or, if it so chooses, may require additional substantiation of such information).
(f) If on the Conversion Date in respect of a Conversion Notice the Issuer or Yancoal determines in good faith that the number of Yancoal Ordinary Shares that would be required to be issued as a result of the Conversion of the Subordinated Capital Notes the subject of the Conversion Notice exceeds the Maximum Number, then: (1) the notice will be deemed to relate only to the maximum number of those Subordinated Capital Notes as can be Converted into in a number of Yancoal Ordinary Shares that does not exceed the Maximum Number; (2) the Issuer must Convert that number of the Subordinated Capital Notes; and (3) the balance of the Subordinated Capital Notes will be treated as having never been the subject of a Conversion Notice.
(g) A Holder must not deal with, transfer, dispose of or encumber any Subordinated Capital Notes the subject of a Conversion Notice once that Conversion Notice has been given. Subject to the Corporations Act, the Listing Rules and the ASX
Settlement Operating Rules, the Issuer may refuse to register a transfer of any Subordinated Capital Notes the subject of a Conversion Notice and may arrange for the Subordinated Capital Notes to be subject to a holding lock or make other arrangements to ensure that the Subordinated Capital Notes are not dealt with by the Holder.
(h) Where the Issuer and Yancoal have received a valid Conversion Notice in respect of any particular Subordinated Capital Notes, any Conversion Notice subsequently received will be taken to apply only to the Subordinated Capital Notes which were not the subject of the prior Conversion Notice. The Yancoal Directors may apply such adjustments (if any) as the Yancoal Directors consider to be reasonably necessary to reflect this.
(i) If the Issuer issues a Redemption Notice or Resale Notice then a Holder may not (subject to clause 4.9) give a Conversion Notice in respect of any Subordinated Capital Notes to be Redeemed or subject to the Resale after the Conversion Cut-

A Terms Continued
off Time prior to the specified Redemption Date or Resale Date (as the case may be), unless the Issuer fails to Redeem the Subordinated Capital Notes on that date in accordance with the applicable Redemption Notice, or the Purchaser fails to pay the Purchase Price for the Subordinated Capital Notes on that date in accordance with the applicable Resale Notice, in which case the Holder may give a Conversion Notice at any time prior to the Redemption or Resale (as the case may be) of its Subordinated Capital Notes (or, if sooner, the expiry of the Conversion Period). To avoid doubt, for the purpose of this clause 4.1(i): (1) Subordinated Capital Notes which a Holder has elected will not be subject to a Resale under clause 5.4(c) are not to be treated as being subject to that Resale; and (2) Subordinated Capital Notes which have been acquired by the relevant Purchaser following the issue of a Resale Notice are no longer treated as being subject to the Resale to which that Resale Notice related.
4.2 Conversion process
(a) Where a Subordinated Capital Note is to be Converted under these Terms of Issue, on the Conversion Date: (1) the Issuer will redeem the Subordinated Capital Note for its Face Value, and apply the whole of that amount as payment to Yancoal by way of subscription by the Holder of the Subordinated Capital Note for the number of new Yancoal Ordinary Shares to be issued to the Holder calculated in accordance with clause 4.3; and (2) the Issuer must cause to be issued to the relevant Holder the number of Yancoal Ordinary Shares calculated in accordance with clause 4.3. (b) By delivering a Conversion Notice, the relevant Holder irrevocably and unconditionally: (1) directs that the amount payable under this clause 4.2 is to be applied as provided for in this clause and acknowledges and agrees that it has no right to payment in any other way; (2) consents to be a member of Yancoal and agrees to be bound by the constitution of Yancoal; and (3) acknowledges and agrees that the Issuer has no obligation to pay, and the Holder has no right to receive, any accrued Distributions or Unpaid Distribution Amounts in respect of the Subordinated Capital Notes the subject of the Conversion Notice.
(c) Any issue of Yancoal Ordinary Shares under this clause 4.2 will have effect on and from, and be deemed to have been made on, the Conversion Date.
(d) Yancoal Ordinary Shares issued on Conversion must rank equally with all other fully paid Yancoal Ordinary Shares other than in respect of any dividend or other entitlement for which the applicable record date falls prior to the Conversion Date. (e) The Issuer will procure that Yancoal uses all reasonable endeavours to procure the listing of the Yancoal Ordinary Shares issued on Conversion of the Subordinated Capital Notes on ASX.

4.3 Conversion Price
(a) The number of Yancoal Ordinary Shares to which a Holder is entitled upon Conversion of Subordinated Capital Notes is determined by the following formula:
Number of Yancoal Ordinary Shares = AFV / Conversion Price
Where:
AFV is the aggregate Face Value of the Subordinated Capital Notes being Converted by the Holder.
Conversion Price is US$0.10, as adjusted under clause 4.
(b) Where the number of Yancoal Ordinary Shares to be issued to a Holder under clause 4.2(a) includes a fraction, that fraction will be disregarded.
4.4 Adjustments to Conversion Price for rights issues or bonus issues
(a) Subject to clauses 4.4(b) and 4.4(c), if Yancoal makes a rights issue (including an issue of the kind known as a ‘jumbo issue’ or ‘accelerated entitlement offer’, where offers to certain institutional holders, or beneficial holders, are made in advance of offers to other holders) or bonus issue (in either case being a pro rata issue) of Yancoal Ordinary Shares to holders of Yancoal Ordinary Shares generally, the Conversion Price will be adjusted immediately under the following formula: CP = CPo x 1/P x (RD x P) + (RN x A) (RD + RN) Where: CP means the Conversion Price applying immediately after the application of this formula; CPo means the Conversion Price applying immediately before the application of this formula; P means the VWAP during the period from (and including) the first Business Day after the announcement of the rights or bonus issue to ASX up to (and including) the last Business Day of trading cum rights or bonus issue (or if there is no period of cum rights or bonus issue trading, an amount reasonably determined by the Yancoal Directors as representing the value of an Ordinary Share cum the rights or bonus issue); RD means the number of Yancoal Ordinary Shares on issue immediately before the issue of new Yancoal Ordinary Shares under the rights or bonus issue; RN means the number of Yancoal Ordinary Shares issued under the rights or bonus issue; and A means the subscription price per Ordinary Share for a rights issue (and is zero in the case of a bonus issue).
(b) No adjustment to the Conversion Price will occur if A exceeds P.
(c) Clause 4.4(a) does not apply to Yancoal Ordinary Shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top up plan, share purchase plan or a dividend reinvestment plan.
(d) For the purpose of this clause 4.4, an issue will be regarded as a pro rata issue notwithstanding that Yancoal does not make offers to some or all Yancoal Ordinary Shareholders with registered addresses outside Australia, provided that in so doing Yancoal is not in contravention of the ASX Listing Rules.

A Terms Continued
4.5 Adjustments to Conversion Price for off market buy-backs
(a) Subject to clause 4.5(b), if Yancoal undertakes an off market buy-back under a buy-back scheme which but for any applicable restrictions on transfer would be generally available to holders of Yancoal Ordinary Shares (or otherwise cancels Yancoal Ordinary Shares for consideration), the Conversion Price will be adjusted immediately using the following formula: CP = CPo x 1/P x (BD x P)—(BN x A) (BD—BN) Where: CP means the Conversion Price applying immediately after the application of this formula; CPo means the Conversion Price applying immediately before the application of this formula; P means the VWAP during the 20 Business Days before the announcement to ASX of the buy-back (or cancellation); BD means the number of Yancoal Ordinary Shares on issue immediately before the buy-back (or cancellation); BN means the number of Yancoal Ordinary Shares bought back (or cancelled); and A means the buy-back (or cancellation) price per Ordinary Share.
(b) No adjustment to the Conversion Price will occur if P exceeds A.
4.6 Adjustment to Conversion Price for dividends and return of capital
If:
(a) at any time prior to the First Reset Date Yancoal pays any dividend to holders of Yancoal Ordinary Shares; (b) on or at any time after the First Reset Date Yancoal pays any dividend to holders of Yancoal Ordinary Shares other than an Ordinary Dividend; or (c) at any time Yancoal makes a pro rata return of capital to holders of Yancoal Ordinary Shares without cancellation of any Yancoal Ordinary Shares,
(a Relevant Distribution) the Conversion Price will be adjusted under the following formula: CP = CPo x P—RD
P
Where:
CP means the Conversion Price applying immediately after the application of this formula; CPo means the Conversion Price applying immediately before the application of this formula; P means the VWAP during the period from (and including) the first Business Day after the announcement to ASX of the Relevant Distribution up to and including the last Business Day of trading cum the Relevant Distribution (or if there is no period of cum Relevant Distribution trading, an amount reasonably determined by the Yancoal Directors as representing the value of an Ordinary Share cum the Relevant Distribution); and

RD means with respect to the Relevant Distribution, the amount of the cash and/or the value (as reasonably determined by the Yancoal Directors) of any other property distributed to holders of Yancoal Ordinary Shares per Ordinary Share (or such lesser amount such that the difference between P and RD is greater than zero).
4.7 Adjustments to Conversion Price for reconstructions, etc
Where the Yancoal Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities, the Conversion Price shall be adjusted by the Issuer as it reasonably considers appropriate (consistently with the way in which the exercise price and number of Yancoal Ordinary Shares (as applicable) the subject of an option over Yancoal Ordinary Shares would have been adjusted under the ASX Listing Rules) and having first obtained a letter from a reputable, international organisation independent to the Issuer and Yancoal with expertise in Australian financial market products which states that it considers the adjustment appropriate (consistently with the way in which the exercise price and number of Yancoal Ordinary Shares (as applicable) the subject of an option over Yancoal Ordinary Shares would have been adjusted under the ASX Listing Rules).
4.8 Other adjustments to Conversion Price
Despite the provisions of clauses 4.4 to 4.7, where:
(a) the effect of any of the adjustment provisions set out in clauses 4.4 to 4.7 is not, in the opinion of the Issuer, appropriate in any particular circumstances (including because more than one adjustment provision applies); or (b) any other event other than payment of an Ordinary Dividend occurs in relation to Yancoal that in the Issuer’s opinion may have a dilutive or concentrative effect on the value of the Yancoal Ordinary Shares, and, in the opinion of the Issuer, such occurrence would affect the relative values of Subordinated Capital Notes and the Yancoal Ordinary Shares, the Issuer may: (c) make such adjustment to the Conversion Price as it considers appropriate or necessary to maintain that relativity; or (d) extend an entitlement to the Holders to participate in such event based upon the number of Yancoal Ordinary Shares to which those Holders would have been entitled if their Subordinated Capital Notes had been Converted on a date nominated by the Issuer to maintain the relativity, provided that the Issuer will act reasonably and in good faith in determining whether clauses 4.8(a) or 4.8(b) apply in any particular circumstance or event and (if so) in determining what (if any) action should be taken under clauses 4.8(c) or 4.8(d). In forming any opinion or making any determination under this clause the Issuer will obtain and rely upon the opinion of a reputable, international organisation independent to the Issuer and Yancoal with expertise in Australian financial market products.
4.9 Notification of conversions
If by the Conversion Cut-off Time prior to any Monthly Conversion Date, Redemption Date or Resale Date, the Issuer has received Conversion Notices in respect of Subordinated Capital Notes which would result in a number of Yancoal Ordinary Shares being issued on the following Monthly Conversion Date, Redemption Date or Resale Date (the Relevant Conversion Date) such that the total number of Yancoal Ordinary Shares on issue would be more than 10% greater than:

A Terms Continued
(a) if no ASX Notification (as defined below) has previously been issued, the total number of Yancoal Ordinary Shares on issue at the Issue Date; or (b) if one or more ASX Notifications have previously been issued, the total number of Yancoal Ordinary Shares on issue immediately following Conversion of Subordinated Capital Notes on the Relevant Conversion Date which immediately followed the most recent ASX Notification, then the Issuer must: (c) by no later than 10 Business Days before the Relevant Conversion Date (ASX
Notification Date) notify ASX of that fact and the total number of Yancoal Ordinary Shares that would be issued pursuant to those Conversion Notices assuming all Subordinated Capital Notes the subject of those Conversion Notices were Converted (ASX Notification); (d) between the period commencing on the ASX Notification Date and ending on the date which is 7 Business Days prior to the Relevant Conversion Date (Relevant Period), permit Holders to submit Conversion Notices (or additional Conversion Notices in the case of those Holders who have already submitted Conversion Notices) to Convert Subordinated Capital Notes on the Relevant Conversion Date; (e) on each Business Day during the Relevant Period, notify ASX of the number of Subordinated Capital Notes for which Conversion Notices have been received since the ASX Notification Date and the number of Yancoal Ordinary Shares that would be issued pursuant to those Relevant Conversion Notices assuming all Subordinated Capital Notes the subject of those Conversion Notices on the Relevant Conversion Date were Converted; and (f) treat the Conversion Date for each Conversion Notice received during the Relevant Period (or before such later date as the Issuer may agree with the relevant Holder) as being the Relevant Conversion Date.
4.10 Determination and notification of adjustments
(a) The Issuer must promptly determine all adjustments to the Conversion Price required under this clause 4 and must promptly notify ASX of that determination.
(b) The Issuer’s determination is, in the absence of manifest error, final and binding on the Note Trustee and each Holder.
5 Redemption and purchase
5.1 Redemption on Winding Up
If an order is made by a court of competent jurisdiction, or an effective resolution is passed, for the Winding Up of the Issuer or Yancoal, the Issuer must Redeem each Subordinated Capital Note for its Redemption Amount.
5.2 Redemption at the option of the Issuer
(a) (Redemption – Issuer’s optional redemption)
(1) The Issuer may elect to Redeem all or some of the Subordinated Capital Notes on the First Reset Date or any Distribution Payment Date thereafter at their Redemption Amount by giving not less than 30

Business Days’ notice of such Redemption to the Note Trustee, the Holders and ASX.
(2) If the Issuer elects to Redeem some but not all of the Subordinated Capital Notes under clause 5.2(a)(1), such Redemption must be made on a pro-rata basis in respect of all Holders’ Subordinated Capital Notes on issue at the relevant time, subject to such adjustments as the Issuer or the Registry considers necessary or appropriate to take into account the effect of such Redemption on marketable parcels and whole numbers of any other Subordinated Capital Notes remaining on issue. (3) The Issuer may give notice under this clause before the First Reset Date provided the Redemption Date specified in the notice falls on a Business Day on or after the First Reset Date.
(b) (Redemption—Redemption event)
(1) If:
(A) a Tax Event occurs;
(B) an Accounting Event occurs; or (C) a Change of Control Event occurs, the Issuer may Redeem all (but not some) of the Subordinated Capital Notes at any time on the Redemption Date nominated in accordance with this clause 5.2(b) for their Redemption Amount.
(2) The Issuer may only Redeem a Subordinated Capital Note under this clause 5.2(b) if: (A) the Issuer has given at least 30 Business Days’ (and no more than 45 Business Days’) notice to the Note Trustee, the Holders and ASX nominating the Redemption Date upon which the Issuer proposes to Redeem the Subordinated Capital Notes; and (B) before the Issuer gives the notice under paragraph (A), the Note Trustee has received a certificate signed by two directors of the Issuer that the event or circumstances entitling the Issuer to Redeem the Subordinated Capital Notes has occurred.
(c) (Redemption – clean up option)
(1) If at any time the aggregate principal amount of the Subordinated Capital Notes Outstanding is less than 10% of the aggregate principal amount of the Subordinated Capital Notes originally issued, the Issuer may Redeem all (but not some) of the Subordinated Capital Notes that remain outstanding for their Redemption Amount.
(2) The Issuer may only Redeem a Subordinated Capital Note under this clause 5.2(c) if: (A) the Issuer has given at least 30 Business Days’ (and no more than 45 Business Days’) notice to the Note Trustee, the Holders and ASX nominating the Redemption Date upon which the Issuer proposes to Redeem the Subordinated Capital Notes; and (B) the proposed Redemption Date nominated by the Issuer is a Distribution Payment Date.

A Terms Continued
(d) (Effect of notice)
Notice under this clause 5.2 is irrevocable and on the Redemption Date specified in the notice the Issuer must, subject to clause 5.2(e), Redeem each Subordinated Capital Note at its Redemption Amount. The accidental or inadvertent failure to give notice to an individual Holder will not invalidate notice under this clause.
(e) (Conversion)
Notwithstanding the issue of a Redemption Notice, a Holder may give a Conversion Notice in respect of any of its Subordinated Capital Notes which are the subject of the Redemption Notice up to the Conversion Cut-off Time before the relevant Redemption Date (or such later date as may be permitted under clause 4.9 or as the Issuer may agree with the relevant Holder), and only Subordinated Capital Notes for which Conversion Notices have not been so given or are treated as having not been given will be Redeemed on the specified Redemption Date.
5.3 Failure to Redeem
If the Issuer fails to Redeem the Subordinated Capital Notes when due, Distributions will continue to accrue on the Subordinated Capital Notes at the rate applicable to them on their Redemption Date and must be paid to the relevant Holders upon Redemption of the Subordinated Capital Notes.
5.4 Resale
(a) The Issuer may elect that Resale occur in relation to all or (subject to clause 5.4(b)) some of the Subordinated Capital Notes on any date (the Resale Date) that the Issuer would be entitled to nominate as a Redemption Date for the Subordinated Capital Notes by giving a Resale Notice at least 30 Business Days (and no more than 45 Business Days) before the Resale Date to the Note Trustee, the Holders and ASX.
(b) The Issuer may not elect that a Resale occur in relation to less than all the Subordinated Capital Notes without the consent of any Holder whose Subordinated Capital Notes are not to be subject to the Resale.
(c) Any Holder whose Subordinated Capital Notes are the subject of a Resale Notice may by notice to the Issuer at any time prior to the Conversion Cut-off Time for the Resale Date (or prior to such later time to which the time for delivery of Conversion Notices may be extended under clause 4.9) elect that their Subordinated Capital Notes will not be subject to the Resale. The delivery by a Holder of a Conversion Notice in respect of any Subordinated Capital Notes will be treated as an election that those Subordinated Capital Notes not be subject to the Resale for the purposes of this clause (and for this purpose, if the Holder has sought Conversion of a number of Subordinated Capital Notes that exceeds the Maximum Number as defined in clause 4.1(f), then it will still be treated as having delivered a Conversion Notice in respect of such excess number of Subordinated Capital Notes, despite clauses 4.1(f)(1) and 4.1(f)(3)).
(d) If the Issuer issues a Resale Notice:
(1) each Holder that has not given notice under clause 5.4(c) is taken irrevocably to offer to sell the relevant number of their Subordinated Capital Notes to the Purchaser on the Resale Date for a cash amount per Subordinated Capital Note equal to the Purchase Price (and to have appointed the Issuer as its agent and attorney to do and execute all things and documents which the Issuer considers may be necessary or desirable in connection with that offer and any resulting sale); (2) subject to payment by the Purchaser on or before the Resale Date (or thereafter as contemplated by clause 5.4(e)) of the Purchase Price to a Holder whose Subordinated Capital Notes are to be subject to the Resale, all right, title and interest in those Subordinated Capital Notes will be transferred from the Holder to the Purchaser on the Resale Date; and (3) if the Purchaser does not pay the Purchase Price to the relevant Holders on the Resale Date, the relevant number of Subordinated Capital Notes will not be transferred to the Purchaser and a Holder has no claim on the Issuer as a result of that non-payment.
(e) Clause 7 will apply to payments by the Purchaser as if the Purchaser was the Issuer. If any payment to a particular Holder is not made or treated as made on the Resale Date because of any error by or on behalf of the Purchaser, the relevant Subordinated Capital Notes of that Holder will not be transferred until payment is made but the transfer of all other relevant Subordinated Capital Notes will not be affected by the failure.
(f) Notwithstanding the issue of a Resale Notice and that the Holder may not have elected that its Subordinated Capital Notes not be subject to the relevant Resale, a Holder may give a Conversion Notice in respect of any of its Subordinated Capital Notes which are subject to the Resale at any time before the Conversion Cut-off Time before the relevant Resale Date (or such later date as may be permitted under clause 4.9 or as the Issuer may agree with the relevant Holder), and only Subordinated Capital Notes for which Conversion Notices have not been so given will be subject to the Resale on the specified Resale Date.
5.5 Purchase
(a) The Issuer, Yancoal and any of Yancoal’s other Subsidiaries may at any time purchase Subordinated Capital Notes in the open market or otherwise and at any price.
(b) Subordinated Capital Notes purchased under this clause 5.5 may be held, resold or cancelled at the discretion of the purchaser (and, if the Subordinated Capital Notes are to be cancelled, the Issuer), subject to compliance with any applicable law or requirement of ASX.
5.6 Cancellation
Subordinated Capital Notes Redeemed, or purchased by Yancoal, the Issuer or another Subsidiary of Yancoal which the purchaser and the Issuer elect to cancel, will be cancelled by the Issuer and may not be resold.
6 Enforcement
6.1 Consequences of a default
(a) Subject to clause 6.1(b) and the Note Trust Deed, if the Issuer or Yancoal is being wound up and the Issuer has become obliged to Redeem the Subordinated Capital Notes under clause 5.1 or if the Issuer or Yancoal is in default of payment or

A Terms Continued
performance of any of its other obligations in respect of the Subordinated Capital Notes, the Subordinated Guarantee or the Note Trust Deed, the Note Trustee may take any action permitted by the Note Trust Deed to enforce the Subordinated Capital Notes, the Subordinated Guarantee or the Note Trust Deed.
(b) The Note Trustee is not bound to take any action referred to in clause 6.1(a) to enforce the rights of the Holders against the Issuer or Yancoal in respect of the Subordinated Capital Notes or any other action pursuant to or in connection with the Note Trust Deed or the Subordinated Capital Notes unless: (1) it shall have been so directed by a Holder Resolution or so requested in writing by the Holders of at least 10% of the aggregate of the principal amount of all Subordinated Capital Notes Outstanding (ignoring any Subordinated Capital Notes held by the Issuer, Yancoal or any of Yancoal’s other Subsidiaries and not cancelled); and (2) it shall have been indemnified or secured (by way of advance payment or otherwise) to its satisfaction in respect of all liabilities, costs, charges, damages and expenses (including any management time) which it may incur, as more fully set out in the Note Trust Deed.
6.2 Enforcement by Note Trustee, Holders
The rights of the Note Trustee and the Holders to take any action against the Issuer or Yancoal to enforce the Subordinated Capital Notes or the Note Trust Deed are limited as provided in the Note Trust Deed.
6.3 Conversion right to remain exercisable
The right to Convert remains exercisable in accordance with these Terms of Issue notwithstanding any action taken by the Note Trustee under this clause 6 to enforce any provision of these Terms of Issue or the Note Trust Deed at any time up to the date the Subordinated Capital Notes are Redeemed.
7 Payments
7.1 Payment of principal
Payments of the Redemption Amount in respect of a Subordinated Capital Note (including all Distributions payable on Redemption of the Subordinated Capital Note) will be made to the person registered at 10:00am on the relevant Redemption Date as the Holder of that Subordinated Capital Note.
7.2 Payment of Distributions
Distributions payable in respect of a Subordinated Capital Note (other than Distributions payable on Redemption of the Subordinated Capital Note) will be made to the person registered at the Record Date for that payment as the Holder of that Subordinated Capital Note.

7.3 Manner of payment
(a) Amounts payable to a Holder in respect of the Subordinated Capital Notes will be paid by direct credit to an account nominated by the Holder at an Australian financial institution by notice to the Registry not less than eight calendar days before the date for payment.
(b) Unless a Holder elects to receive payments in respect of its Subordinated Capital Notes in US Dollars, the Issuer will use the amount payable in US Dollars to purchase Australian Dollars from an Australian financial institution at the exchange rate quoted to the Issuer by that financial institution and pay the amount received in Australian Dollars (after deducting any applicable fees, charges or commissions) to the specified account. The Issuer is not obliged to make any payment in Australian Dollars in accordance with this paragraph until such time after the due date for payment as is reasonably required to effect the required conversion and payment arrangements and is not obliged to pay any additional Distributions or other amount to the Holder in respect of such delay.
(c) An election under clause 7.3(b) must be made in the Holder’s application form or by subsequent notice in a form approved by the Issuer and lodged with the Registry not less than eight calendar days before the relevant payment date. The Issuer may assume that the account nominated by a Holder who has made such an election is an account to which payments may be made in US Dollars. (d) Where a payment cannot be made in accordance with clauses 7.3(a) and 7.3(b) (as applicable) because a Holder has not provided account details, or the Issuer determines that the account details are incorrect or the relevant account has been closed or is not an account to which the relevant payment can be made, the Issuer is under no obligation to make the relevant payment until the required account details have been provided.
(e) Where a payment is due on a day that is not a Business Day, or cannot be made in accordance with clause 7.3(a) on the due date because a financial institution is not open for business (or is not open for business in the place where the account is kept) on that date, the Issuer is under no obligation to make the relevant payment until the next Business Day on which payment can be made.
(f) The Holder is not entitled to any interest or other amount in respect of a delay in payment under clauses 7.3(b), 7.3(c), 7.3(d) or 7.3(e).
7.4 Payment subject to fiscal laws
The Issuer’s obligations to make payments on the Subordinated Capital Notes are subject to all applicable laws.
7.5 Payments net of deductions
(a) The Issuer may deduct from any Distribution or other amount payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. For the purposes of this paragraph, any amount deducted by the Issuer in accordance with: (1) sections 1471 to 1474 of the Internal Revenue Code of the United States of America (or any associated regulations or other official guidance); or (2) any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the

A Terms Continued
US and any other jurisdiction, which (in either case) facilitates the implementation of paragraph (1) above; or (3) any agreement pursuant to the implementation of paragraphs (1) or (2) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction, will be deemed to be a deduction required by law.
(b) The Issuer will pay the full amount deducted to the relevant revenue authority within the time allowed for such payment without incurring a penalty under the applicable law and will, if required by any Holder, deliver to that Holder the relevant receipt issued by the revenue authority without unreasonable delay after it is received by the Issuer.
7.6 Payments generally
Payments in respect of the Subordinated Capital Notes and the Subordinated Guarantee will be made in accordance with the provisions relating to payment set out in clause 4.2 (Payments) of the Note Trust Deed.
8 Further issues
(a) The Issuer and Yancoal must not issue or guarantee any other bonds, notes or other form or type of securities, or incur or guarantee any indebtedness for moneys borrowed or raised pursuant to any other financial accommodation, in any case where such bonds, notes or other securities or indebtedness are issued or incurred to, or guaranteed by, Yanzhou, or in respect of which Yanzhou has provided (directly or indirectly) equivalent credit support, except: (1) (subject to clause 8(b)) bonds, notes, securities or indebtedness arising from utilisation of credit lines or facilities subsisting at the Issue Date (or extensions thereof) or credit lines or facilities (Replacement Facilities) established after the Issue Date to replace or extend the maturity of such credit lines or facilities or credit lines or facilities previously established under this paragraph (1) (in each case whether drawn or undrawn); (2) (subject to clause 8(b)) bonds, notes, securities or indebtedness (Replacement Debt) issued or incurred after the Issue Date for the purpose of refinancing or extending the maturity of any bonds, notes, securities or indebtedness of Yancoal or any of its subsidiaries subsisting at the Issue Date or issued or incurred after the Issue Date as permitted under paragraph (1) or this paragraph (2); (3) indebtedness in respect of accrued but uncapitalised interest, fees and other charges; (4) indebtedness in respect of bank guarantees, letters of credit, performance bonds and similar instruments not securing the repayment by Yancoal or any of its subsidiaries of bonds, notes or other securities or indebtedness for moneys borrowed or raised pursuant to any other financial accommodation or of any other moneys due to Yanzhou; (5) indebtedness in respect of bank guarantees, letters of credit and other transactional or short term facilities provided by banks or financial institutions up to a maximum aggregate principal amount outstanding at any time of not more than AUD50,000,000;

(6) bonds, notes, securities or indebtedness which comprise Equal Ranking Obligations and are issued or incurred: (A) at a time when the average of the FOB Newcastle 6,322kcal/kg GAR export thermal coal price has exceeded US$110/tonne over the preceding 30 consecutive trading days , there are no Unpaid Distribution Amounts and Yancoal has fully drawn down all commitments from Yanzhou subsisting at the Issue Date to provide Junior Ranking Obligations; or (B) to refinance other Equal Ranking Obligations previously issued or incurred in compliance with this paragraph (6); (7) indebtedness under the Yanzhou Support Facility or the Yanzhou Distribution Facility, or bonds, notes, securities or indebtedness which comprise Junior Ranking Obligations and in respect of which the Issuer or Yancoal is not obliged to make payments of interest or principal prior to the maturity date of the Yanzhou Support Facility except in circumstances where payments of interest or principal prior to the maturity date may also be required under the Yanzhou Support Facility; (8) after Resale Notices have been given in respect of all of the Subordinated Capital Notes then outstanding (other than any held by Holders who consent under clause 5.4(b) to their Subordinated Capital Notes not being the subject of the Resale Notices) and the Purchase Price has been paid in respect of all Subordinated Capital Notes which are to be subject to the Resale in accordance with clause 5.4; (9) after no Subordinated Capital Notes remain on issue; or (10) with the approval of a Special Resolution.
(b) For the purposes of clause 8(a)(1) and (2), Replacement Facilities and Replacement Debt:
(1) may not exceed the amount of the replaced credit lines or facilities, or of the refinanced or extended bonds, notes, securities or indebtedness, as the case may be, or (in either case) its equivalent in other currencies (calculated at the date of establishment, issue or incurrence, as the case may be); (2) may not comprise Senior Ranking Obligations except to the extent that the replaced credit lines or facilities, or the refinanced or extended bonds, notes, securities or indebtedness, as the case may be, comprised Senior Ranking Obligations; and (3) may not comprise Equal Ranking Obligations except to the extent that the replaced credit lines or facilities, or the refinanced or extended bonds, notes, securities or indebtedness, as the case may be, comprised Senior Ranking Obligations or Equal Ranking Obligations.
(c) Nothing in these Terms of Issue other than clauses 8(a) and 8(b) limits the ability of the Issuer or Yancoal to issue or incur further Senior Ranking Obligations, Equal Ranking Obligations or Junior Ranking Obligations in such party’s absolute discretion from time to time.

A Terms Continued
9 Time limit for claims
A claim against the Issuer for a payment under the Subordinated Capital Notes and a claim against Yancoal for a payment under the Subordinated Guarantee is void unless made within five years after the date on which payment first became due and payable.
10 Amendments
10.1 Amendments without consent
At any time and from time to time, but subject to the Note Trust Deed, compliance with the Corporations Act and all other applicable laws, the Issuer, Yancoal and Note Trustee may without the consent of the Holders, amend these Terms of Issue or the Note Trust Deed (including the Subordinated Guarantee) if the Note Trustee is of the opinion that such amendments are: (a) of a formal or technical or minor nature and not materially prejudicial to the interests of the Holders as a whole; (b) made to cure any ambiguity or correct any manifest error; (c) necessary or expedient for the purpose of enabling the Subordinated Capital Notes to be: (1) listed for quotation, or to retain quotation, on any stock exchange; or (2) offered for subscription or for sale under the laws for the time being in force in any place, and (in the case of each of paragraph (1) and (2) above) the Issuer has provided to the Note Trustee an opinion of independent legal advisers or counsel of recognised standing in New South Wales that such amendment is otherwise not materially prejudicial to the interests of Holders as a whole; (d) necessary to comply with: (1) the provisions of any statute or the requirements of any statutory authority; or (2) the ASX Listing Rules or the listing or quotation requirements of any stock exchange on which the Issuer may propose to seek a listing or quotation of the Subordinated Capital Notes, and (in the case of each of paragraph (1) and (2) above) the Issuer has provided to the Note Trustee an opinion of independent legal advisers or counsel of recognised standing in New South Wales that such amendment is otherwise not materially prejudicial to the interests of Holders as a whole; or (e) not, and not likely to become, taken as a whole and in conjunction with all other amendments to be made contemporaneously with that amendment, materially prejudicial to the interests of Holders generally and the Issuer has provided to the Note Trustee an opinion of independent legal advisers or counsel of recognised standing in New South Wales that it is open to the Note Trustee to form the opinion that such amendment is otherwise not materially prejudicial to the interests of Holders as a whole.

10.2 Amendments with consent
At any time and from time to time, but subject to the Note Trust Deed, compliance with the Corporations Act and all other applicable laws, the Issuer or Yancoal may amend these Terms or the Note Trust Deed (including the Subordinated Guarantee) if a Special Resolution is passed in favour of such amendment and (if the amendment alters or conflicts with any of the personal rights or obligations of the Note Trustee) the Issuer or Guarantor has obtained the Note Trustee’s prior written consent to such amendment.
10.3 Notices
Notices under these Terms are to be given in accordance with the provisions of the Note Trust Deed.
11 Governing law and jurisdiction
11.1 Governing law
The Subordinated Capital Notes and these Terms are governed by the laws of New South Wales, Australia.
11.2 Submission to jurisdiction
The Issuer, Yancoal, the Note Trustee and each Holder submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in New South Wales, Australia in connection with matters concerning the Subordinated Capital Notes or these Terms of Issue. The Issuer, Yancoal, the Note Trustee and each Holder waive any right they have to object to an action being brought in those courts, or to claim that the action has been brought in an inconvenient forum, or to claim those courts do not have jurisdiction.
12 Definitions
The following defined terms apply in these Terms of Issue:
Abnormal Item includes, but is not limited to, unrealised foreign exchange gains or losses on foreign currency denominated borrowings.
Accounting Event means a determination is made by the Yancoal Directors or the directors of the Issuer, following receipt by them of an opinion from the auditor of Yancoal or the Issuer, that any change in Accounting Standards has had or will have in the current financial half-year, the effect that the Subordinated Capital Notes would be treated in Yancoal’s or the Issuer’s financial statements other than as equity.
Accounting Standards 1 the accounting standards as defined in the Corporations

A Terms Continued
Act;
2 the requirements of the Corporations Act for the preparation and content of accounts; and 3 generally accepted accounting principles and practices consistently applied in Australia, including any domestically accepted international accounting standards, except principles and practices that are inconsistent with those referred to in paragraph 1 or 2 of this definition.
ASIC the Australian Securities and Investments Commission.
ASX ASX Limited (ABN 98 008 624 691) or the market it operates.
ASX Listing Rules the listing rules of ASX as amended or replaced from time to time, except to the extent of any express written waiver by ASX.
ASX Settlement ASX Settlement Pty Ltd (ABN 49 008 504 532).
ASX Settlement Operating the settlement operating rules of ASX Settlement from time to
Rules time.
AUD or Australian Dollars the lawful currency of the Commonwealth of Australia.
Australian Tax Act the Income Tax Assessment Act 1936 (Cth) and, where applicable, the Income Tax Assessment Act 1997 (Cth).
Business Day has the same meaning as in the Listing Rules, but where used in connection with any Redemption of or payment on the Subordinated Capital Notes, excludes a day on which major trading banks are not open for business in Sydney.
Change in Law 1 any amendment to, clarification of, or change (including any announced prospective change), in the laws or treaties or any regulations of Australia or any political subdivision or taxing authority of Australia affecting taxation; 2 any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (Administrative Action); or 3 any amendment to, clarification of, or change in, an Administrative Action that provides for a position that differs from the current generally accepted position, in each case, by any legislative body, court, Government Agency or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known.
Change of Control Event any one of the following events:
1 a takeover bid (as defined in the Corporations Act) is made by any person (other than Yanzhou or an associate of Yanzhou) to acquire all or some of the Yancoal Ordinary Shares and such offer is, or becomes, unconditional, all regulatory approvals necessary for the acquisition to occur have been obtained and the bidder has or obtains at any time during the offer period a relevant interest in more than 50% of the Yancoal Ordinary Shares on issue; or 2 a court approves a scheme of arrangement under Part 5.1 of the Corporations Act, which scheme would result in a person (other than Yanzhou or an associate of Yanzhou) having a relevant interest in more than 50% of the Yancoal Ordinary Shares that will be on issue after the scheme is implemented; or 3 any other step or steps are taken as a result of which the board of Yancoal Directors determine that a person (other than Yanzhou or an associate of Yanzhou) has or will acquire a relevant interest in more than 50% of the Yancoal Ordinary Shares on issue and that such step or steps should be treated as a Change of Control Event for the purposes of these Terms of Issue.
Change of Control Step Up 5.00% per annum.
Conversion a Holder ceasing to hold Subordinated Capital Notes and receiving Yancoal Ordinary Shares in accordance with clause 4.2. Convert and Converted have corresponding meanings.
Conversion Cut-off Time 5.00pm on the 11th Business Day prior to a Monthly Conversion Date, Redemption Date or Resale Date.
Conversion Date the date on which Subordinated Capital Notes are to be Converted pursuant to a Conversion Notice, being: 1 in the case of a Conversion Notice received after the issue of a Redemption Notice or Resale Notice and prior to the Conversion Cut-off Time for the relevant Redemption Date or Resale Date (or such later time as may be permitted under clause 4.9 or as the Issuer may agree with the relevant Holder), that Redemption Date or Resale Date or such other date as may be reasonably determined by the Issuer having regard to its obligations to Holders; 2 in any other case, the first Monthly Conversion Date falling at least 11 Business Days after the receipt of the relevant

A Terms Continued
Conversion Notice (or, in the case of a Conversion Notice to which clause 4.9 applies, the Monthly Conversion Date specified in that clause or as the Issuer may otherwise agree with the relevant Holder or such other date as may be reasonably determined by the Issuer having regard to its obligations to Holders).
Conversion Notice a notice, in a form prescribed by the Issuer, given by a Holder to the Issuer and Yancoal under clause 4.1.
Conversion Price has the meaning given in clause 4.3.
Conversion Process means the process described in clause 4.
Corporations Act Corporations Act 2001 (Cth).
Distribution interest payable on the Subordinated Capital Notes under these Terms of Issue.
Distribution Payment Date in relation to a Subordinated Capital Note, the last Business Day of each January and July of each year, commencing on 31 July 2015 and falling on or before the Redemption Date.
Distribution Period in respect of a Subordinated Capital Note:
1 the period beginning on (and including) the Issue Date and ending on (but excluding) the first Distribution Payment Date; and 2 thereafter, the period beginning on (and including) a Distribution Payment Date and ending on (but excluding) the first to occur of: • the next Distribution Payment Date; or • the Redemption Date.
Distribution Rate in respect of each Distribution Period commencing: 1 before the First Reset Date, 7.00% per annum; 2 on or after the First Reset Date and before the Second Reset Date, the distribution rate calculated in accordance with the following formula and expressed as a percentage per annum:
Market Rate on the First Reset Date + Margin; and
3 on or after the Second Reset Date and before a Subsequent

Reset Date, the rate calculated in accordance with the following formula and expressed as a percentage per annum:
Market Rate on the Second Reset Date + Margin + Step Up; and 4 on or after a Subsequent Reset Date, the rate calculated in accordance with the following formula and expressed as a percentage per annum:
Market Rate on the most recent Subsequent Reset Date (being the date of calculation if that date is a Subsequent Reset Date) + Margin + Step Up, provided that if a Change of Control Event occurs, then on and from the Distribution Payment Date following the date on which the Change of Control Event occurs the applicable Distribution Rate is the aggregate of: • the rate determined in accordance paragraphs 1, 2, 3 or 4 of this definition (as applicable); and • the Change of Control Step Up, expressed as a percentage per annum.
Equal Ranking Obligations 1 any obligation in relation to claims of any unsecured, subordinated creditor of the Issuer or Yancoal (as the case may be), or claims of any holder of a preference share in the capital of the Issuer or Yancoal (as the case may be), which claims are expressed to rank equally with the Issuer’s obligations under the Subordinated Capital Notes or
Yancoal’s obligation under the Subordinated Guarantee (as the case may be); and 2 in the case of Yancoal includes the Yanzhou Distribution Facility.
Face Value US$100 per Subordinated Capital Note.
First Reset Date the first Distribution Payment Date falling at least 5 years after the Issue Date.
Government Agency any government or any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.
Holder in relation to any Subordinated Capital Note, a person whose name is for the time being registered in the Register as the holder of that Subordinated Capital Note.

A Terms Continued
Holder Resolution 1 a resolution passed at a meeting of Holders duly called and held under the Meeting Provisions: • by more than 50% of the persons voting on a show of hands (unless the second bullet point of this paragraph 1 applies); or • if a poll is duly demanded, then by a majority consisting of more than 50% of the votes cast; or 2 if the meeting is by postal ballot or written resolution, then by Holders representing (in aggregate) more than 50% of the principal amount of all of the outstanding Subordinated Capital Notes.
Intercompany Loan the loan provided by the Issuer to Yancoal on or about the Issue Date out of the proceeds of the issue of the Subordinated Capital Notes.
Issue Date the date of issue of the Subordinated Capital Notes.
Issuer Yancoal SCN Limited (ACN 602 841 556).
Issuer Ordinary Share an ordinary share of the Issuer or shares of any class or classes resulting from any subdivision, consolidation or reclassification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Issuer.
Junior Ranking Obligations 1 any obligation in relation to claims of any unsecured, subordinated creditor of the Issuer or Yancoal (as the case may be) which claims are expressed to rank after the Issuer’s or Yancoal’s obligations (as the case may be) in respect of the Subordinated Capital Notes; 2 in respect of Yancoal, all Yancoal Ordinary Shares and its obligations in respect of the Intercompany Loan and the Yanzhou Support Facility; and 3 in respect of the Issuer, all Issuer Ordinary Shares.
Listing Rules the listing rules of ASX, as amended or replaced from time to time.
Margin the difference between 7.00% and the Market Rate as at the Issue Date.
Market Rate on any date (the Relevant Date):

1 the 5 year semi-annual swap rate for USD swap transactions, expressed as an annual rate, as displayed on the Reuters screen “ISDAFIX1” (or any successor page) (the “Screen Page”) under the heading “11:00 AM” (as such heading may appear from time to time) as at 11:00 a.m.
New York time on the Relevant Date; or
2 in the event that the Market Rate does not appear on the Screen Page on the Relevant Date, Market Rate shall mean the percentage rate, expressed as an annual rate, determined on the basis of the 5 year Swap Rate Quotations provided by the Reference Banks to the Issuer at approximately 11.00 a.m. New York time on the Relevant Date. If at least three quotations are provided, the rate for that Relevant Date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If only two quotations are provided, the Market Rate will be the arithmetic mean of the quotations provided. If only one quotation is provided, the Reference Rate will be the quotation provided. If no quotations are provided, the Market Rate will be equal to the last available 5 year semi-annual swap rate for USD swap transactions on the Screen Page, expressed as an annual rate.
Where:
‘5 the year bid and Swap offered Rate rates Quotations’ for the semi-annual means the arithmetic fixed leg mean of months) (calculated of a on fixed-for-floating the basis of a 360-day USD interest year of rate twelve swap 30-day transaction which:
1 has a term of 5 years commencing on the relevant Reset Date; 2 is in an amount that is representative of a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market; and 3 has a floating leg based on the 6-months USD LIBOR rate (calculated on the basis of the actual number of days elapsed in a 360-day year).
‘Reference selected by the Banks’ Issuer means in five leading swap interbank dealers market. (as good faith) in the
Meeting Provisions the provisions for meetings of the Holders set out in Attachment 2 of the Note Trust Deed.
Monthly Conversion Date the last day of each calendar month during the Conversion Period.
Note Trust Deed the trust deed dated on or about 24 November 2014 between the Issuer, Yancoal and the Note Trustee as amended from time to time.

A Terms Continued
Note Trustee Australian Executor Trustees Limited (ABN 84 007 869 794).
Optional Distribution the payment by the Issuer in its discretion of a previously Payment Unpaid Distribution Amount.
Ordinary Dividend a regular interim or final dividend paid by Yancoal to holders of Yancoal Ordinary Shares in an amount not exceeding: 1 in the case of an interim dividend, 75% of Yancoal’s net profit after tax (pre-Abnormal Items) for the first half of the financial year in respect of which it is paid, as shown in Yancoal’s financial statements for that financial half year; or 2 in the case of any final dividend, in aggregate with any interim dividend paid in respect of the same financial year,
75% of Yancoal’s net profit after tax (pre-Abnormal Items) for the financial year in respect of which it is paid, as shown in its financial statements for that financial year.
Outstanding in relation to a Subordinated Capital Note means the Subordinated Capital Note has not been Redeemed or Converted or otherwise cancelled.
Purchase Price in respect of any Resale of Subordinated Capital Notes, an amount equal to the Redemption Amount that would be payable in respect of the Subordinated Capital Notes if the Subordinated Capital Notes were being Redeemed on the Resale Date.
Purchaser one or more third parties selected by the Issuer in its absolute discretion (which can include any of its Related Bodies Corporate, including Yanzhou) and specified in a Resale Notice.
Record Date means for payment of a Distribution (other than Distributions payable on Redemption of the Subordinated Capital Note): 1 the date which is eight calendar days before the Distribution Payment Date upon which such Distribution actually falls due for payment; or 2 such other date as is determined by the directors of the Issuer in their absolute discretion and communicated to ASX not less than seven Business Days before the specified Record Date, or in either case such other date as may be required by ASX.
Redemption the redemption of a Subordinated Capital Note, other than in connection with its Conversion by payment of its Redemption Amount in accordance with these Terms of Issue. The terms “Redeem” and “Redeemed” have a corresponding meaning.

Redemption Amount in respect of any Subordinated Capital Note to be Redeemed, the aggregate of: 1 the Face Value of the Subordinated Capital Note; and 2 the aggregate of any accrued (but unpaid) Distributions up to but not including the Redemption Date and any Unpaid Distribution Amounts in respect of the Subordinated Capital Note, provided that where Redemption is required due to a Winding Up of the Issuer or Yancoal, then accrued (but unpaid) Distributions and Unpaid Distribution Amounts will only be included in the calculation of the Redemption Amount to the extent that funds would be available to the Issuer to meet such payments after the discharge of all other debts of the Issuer.
Redemption Date in respect of any Subordinated Capital Note, the date for Redemption of that Subordinated Capital Note in accordance with the Terms of Issue.
Redemption Notice a notice provided by the Issuer in accordance with clause 5.2.
Register the register of Holders established and maintained in accordance with the Note Trust Deed and, where appropriate, includes: 1 a sub-register conducted by or for the Issuer pursuant to the Corporations Act, the Listing Rules or ASX Settlement Operating Rules; and 2 any branch register.
Registry Computershare Investor Services Pty Limited (ABN 48 078 279 277) or such other person appointed by the Issuer to maintain the Register on the Issuer’s behalf from time to time.
Related Body Corporate has the meaning given to it in the Corporations Act.
Resale a transfer of Subordinated Capital Notes from Holders to a Purchaser in accordance with clause 5.4.
Resale Date the date on which a Resale of Notes is scheduled to occur under clause 5.4.
Resale Notice a notice given by the Issuer in accordance with clause 5.4 specifying that, subject to clause 5.4, the Subordinated Capital Notes referred to in the notice are to be transferred on a Resale Date specified in the notice to a Purchaser specified in the

A Terms Continued
notice and for a Purchase Price specified in the notice.
Reset Date 1 the First Reset Date; 2 the Second Reset Date; or 3 a Subsequent Reset Date.
Restricted Action has the meaning given to in clause 3.5(c).
Second Reset Date the Distribution Payment Date falling five years after the First Reset Date.
Senior Ranking Obligations any obligation in relation to claims of any creditors (including subordinated creditors) of the Issuer or Yancoal (as the case may be), other than the Note Trustee (in respect of the principal of and Distributions payable on the Subordinated Capital Notes), the Holders, the holders of Equal Ranking Obligations and the holders of Junior Ranking Obligations.
Special Resolution 1 a resolution passed at a meeting of the Holders duly called and held under the Meeting Provisions: • by at least 75% of the persons voting on a show of hands (unless the second bullet point of this paragraph 1 applies); or • if a poll is duly demanded, then by a majority consisting of at least 75% of the votes cast; or 2 a resolution passed by postal ballot or written resolution by Holders representing (in aggregate) at least 75% of the principal amount of all of the outstanding Subordinated Capital Notes, provided that a resolution will only be treated as passed as a Special Resolution if, in addition to being passed by the requisite majority referred to in paragraph 1 or 2 at least 75% of the votes cast on the resolution by any Holders that are not Related Bodies Corporate of Yancoal (or associates (within the meaning of the Corporations Act) of such Related Bodies Corporate) are cast in favour of the resolution (as determined in good faith by or on behalf of the chairman of the relevant meeting, or by the Issuer in the case of a postal ballot or written resolution).
Step Up 2.50% per annum.
Subsequent Reset Date each Distribution Payment Date falling five years after a previous Reset Date.

Subordinated Capital Notes the perpetual, subordinated and unsecured notes issued or to be issued by the Issuer on these Terms of Issue.
Subordinated Guarantee the guarantee of the Issuer’s obligations in respect of the
Subordinated Capital Notes provided by Yancoal to the Note Trustee under clause 5 (Subordinated Guarantee) of the Note Trust Deed.
Subsidiary has the meaning given in the Corporations Act, but an entity will also be taken to be a Subsidiary of an entity if it is controlled by that entity (as defined in section 50AA of the Corporations Act) and, without limitation: 1 a trust may be a Subsidiary, for the purposes of which a unit or other beneficial interest will be regarded as a share; and 2 an entity may be a Subsidiary of a trust if it would have been a Subsidiary if that trust were a corporation.
Tax any tax, levy, impost, deduction, charge or withholding or duty (including stamp duty and transaction duty) imposed by any authority together with any related interest, penalties and expenses in connection with them.
Tax Event occurs upon the happening on or after the Issue Date of the Issuer or Yancoal receiving an opinion of a nationally recognised legal counsel or other tax adviser in Australia, experienced in such matters that, as a result of a Change in Law after the Issue Date, there is substantial risk that the Issuer or Yancoal would be exposed to a material increase in its costs in relation to the Subordinated Capital Notes, including in relation to Distributions payable under clause 3 or the delivery of Yancoal Ordinary Shares to the Holders.
Terms of Issue these terms and conditions of issue.
Unpaid Distribution Amount the whole or any part of any Distribution that would otherwise have been payable on a Subordinated Capital Note on a Distribution Payment Date which the Issuer has deferred in accordance with clause 3.4, other than an amount which has been paid pursuant to an Optional Distribution Payment.
USD, US$ or US Dollars the lawful currency of the United States of America.
VWAP for any period, the volume weighted average prices for trading in Yancoal Ordinary Shares during that period, excluding for the purposes of this calculation trading which would not be included in the calculation by the ASX of a volume weighted average

A Terms Continued
price, in each case as determined by the Issuer in good faith.
Winding Up a winding up, other than in circumstances where a winding up order is made by a court of competent jurisdiction and that order is successfully appealed or permanently stayed within 30 days of that order. The term “wound up” has a corresponding meaning.
Yancoal Yancoal Australia Limited (ABN 82 111 859 119).
Yancoal Director a Director of Yancoal. References to the Directors are to the Board of Yancoal acting by resolution or through any person to whom it has delegated the relevant matter.
Yancoal Ordinary Share an ordinary share of Yancoal or shares of any class or classes resulting from any subdivision, consolidation or re-classification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of Yancoal.
Yancoal Ordinary a registered holder of Yancoal Ordinary Shares.
Shareholder
Yanzhou Yanzhou Coal Mining Company Limited or any of its Subsidiaries (other than Yancoal and its Subsidiaries).
Yanzhou Distribution Facility the USD807 million Coupon Payment Loan agreement between Yanzhou and Yancoal dated on or around 24 November 2014.
Yanzhou Support Facility the AUD1.4 billion Debt Support Loan agreement between Yanzhou and Yancoal dated on or around 24 November 2014.

APPENDIX B GLOSSARY
B

170 Yancoal Subordinated Capital Notes

B Glossary

The following terms used in this Prospectus have the meanings given to them below, unless the context otherwise requires.

A$1.4 Billion Facility	has the meaning given in Section 5.8.2(b).
ABN	Australian Business Number.
Accounting Event	has the meaning given in the Terms.
ACM	Ashton Coal Mines Limited ACN 096 238 603.
Additional Subordinated Capital Notes	Subordinated Capital Notes applied for in excess of a shareholder's Entitlement under Offer.
Applicant	a person who makes an Application in accordance with the Prospectus.
Application	a valid application for the Subordinated Capital Notes made under this Prospectus by using the applicable Application Form to apply for a specified number of Subordinated Capital Notes.
Application Form	the application form attached to or accompanying the Prospectus.
Application Payment	payment which is to accompany the Application Form.
ASIC	Australian Securities and Investments Commission.
Ashton Coal Joint Venture	the unincorporated joint venture established to investigate and mine commercial coal deposits within the area surrounding the Ashton coal mine.
ASX	ASX Limited (ABN 98 008 624 691) or the financial market operated by ASX Limited, as the context requires.
ASX Listing Rules or Listing Rules	the listing rules of ASX, as amended or replaced from time to time, and subject to any waivers or modifications that ASX may grant.
ASX Settlement	ASX Settlement Pty Ltd.
ASX Settlement Operating Rules	the Settlement Operating Rules made by ASX Settlement.
Bank of China	Bank of China Limited, Sydney Branch.
Board	the board of directors of Yancoal.
BOC Facilities	BOC Bilateral Facility and BOC Syndicated Facility.
BOC Bilateral Facility	has the meaning given in Section 5.8.
BOC Syndicated Facility	has the meaning given in Section 5.8.
Business Day	has the meaning given in the Terms.
Closing Date	the last day on which Applications will be accepted, expected to be 5.00pm Sydney time on 17 December 2014[1].
Change in Law	has the meaning given in the Terms.
Change of Control Event	has the meaning given in the Terms.
Change of Control Step Up	has the meaning given in the Terms.
CHESS	the clearing house electronic sub-register system of securities transfers operated by ASX Settlement Pty Ltd ACN 008 504 532.
CHPP	coal handling and preparation plant.
Competent Person	has the meaning given in JORC 2012.
Consenting Party	each of the consenting parties named in Section 10.9.
Constitution	the constitution of Yancoal as amended from time to time.

1 Yancoal may, in its absolute discretion, close the Offer early or extend the Offer Period without notice. Yancoal may also withdraw the Offer at any time before the Subordinated Capital Notes are issued.

171

Conversion Notice	has the meaning given in the Terms.
Conversion Period	has the meaning given in the Terms.
Conversion Price	has the meaning given in the Terms.
Convert	has the meaning given in the Terms.
Corporations Act	*Corporations Act 2001* (Cth).
Default	an Event of Default or event which, with the giving of notice or lapse of time, would become an Event of Default.
Distribution Facility	has the meaning given in Section 5.8.2(b).
Distribution Payment Date	has the meaning given in the Terms.
Distribution Period	has the meaning given in the Terms.
Distribution Rate	has the meaning given in the Terms.
Dollar or $ or A$	the lawful currency for the time being of the Commonwealth of Australia.
EBIT	earnings before interest and tax.
EBITDA	earnings before interest, tax, depreciation and amortisation.
Eligible Shareholder	a registered holder of Yancoal Ordinary Shares shown on the Register at 7:00pm Sydney time on 28 November 2014 with an address in Australia.
EMBA	Executive Masters of Business Administration.
Entitlement	the entitlement to take up Subordinated Capital Notes under the Offer.
Equal Ranking Obligations	has the meaning given in the Terms.
Event of Default	has the meaning given in the Note Trust Deed, being, the occurrence of any of the following events: • the Winding Up of the Issuer and it becoming obliged to redeem the Subordinated Capital Notes under clause 5.1 (Redemption on Winding Up) of the Terms; or • a default by the Issuer or Yancoal under this deed or the Terms in respect of their payment obligations or the performance of any of their other obligations.
Export Coal	has the meaning given in Section 5.6.2.
Exposure Period	the 7 day period commencing on the day after this Prospectus is lodged with ASIC, that may be extended by ASIC.
Face Value	the face value of each Subordinated Capital Note, being US$100.
FIRB	Foreign Investment Review Board.
FOR	free on rail.
Gloucester Basin	the Stratford and Duralie mines.
Gloucester Coal	Gloucester Coal Ltd ACN 008 881 712.
Gloucester Group	Gloucester Coal and its related bodies corporate.
GST	the goods and services tax levied under the GST Act.
GST Act	the *A New Tax System (Goods and Services Tax) Act 1999* (Cth).
HCC	hard coking coal.
HIN	a Holder Identification Number for the Subordinated Capital Notes (when issued) held on the CHESS sub-register.
Holder or Noteholder	in relation to any Subordinated Capital Note, a person whose name is for the time being registered in the Register as the holder of that Subordinated Capital Note.

172 Yancoal Subordinated Capital Notes

B Glossary
Continued

Holder Resolution	has the meaning given in the Terms.
Holding Statement	a statement issued to Holders by the Share Registry which sets out details of the Subordinated Capital Notes issued to them under the Offer.
IBC	the committee of independent directors of Yancoal.
Investigating Accountant or Auditor	ShineWing Hall Chadwick.
Issue Date	the date of issue of the Subordinated Capital Notes, expected to be 24 December 2014.
Issue Price	the issue price for the Subordinated Capital Notes under this Prospectus, being US$100 per Subordinated Capital Note.
Issuer	Yancoal SCN Limited ACN 602 841 556
Issuer Directors	the directors of the Issuer.
Issuer Ordinary Share	has the meaning given in the Terms.
JORC	Australasian Joint Ore Reserves Committee, which is sponsored by the Australian Mining Industry and its professional organisations.
JORC 2004	the 2004 Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy Australian Institute of Geoscientists and Minerals Council of Australia.
JORC 2012	the 2012 Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy Australian Institute of Geoscientists and Minerals Council of Australia.
Junior Ranking Obligations	has the meaning given in the Terms.
KORES	Korea Resources Corporation.
Listing Rules	the listing rules of ASX, as amended or replaced from time to time, and subject to any waivers or modifications that ASX may grant.
LTCC	longwall top coal caving.
LTM	last twelve months.
LV PCI	low volatile pulverised injection coal.
Manager	Deutsche Bank AG, Sydney Branch.
Margin	has the meaning given in the Terms.
Market Rate	has the meaning given in the Terms.
Meeting Provisions	has the meaning given in the Terms.
Middlemount Coal	Middlemount Coal Pty Ltd ACN 122 348 412.
Middlemount Coal Joint Venture	the incorporated joint venture conducted by Middlemount Coal being the joint venture entity with ownership (through its wholly owned subsidiaries) of the tenements and project assets of the Middlemount Mine.
Middlemount Coal Royalty	the royalty of 4% of FOBT sales which the Gloucester Group is entitled to receive under a Royalty Deed with Middlemount Coal (as amended). For this purpose, FOBT means Free on Board Trimmed, excluding ocean freight and insurance but including trimming of cargo after loading.
Monash Projects	the assets owned by Monash Coal Holdings Pty Ltd ACN 089 542 987 and its subsidiaries.
Moolarben Joint Venture	the unincorporated joint venture established to investigate and mine commercial coal deposits within the area surrounding the Moolarben coal mine.
Mt	million tonnes.
Mtpa	million tonnes per annum.

173

NCIG	the Newcastle Coal Infrastructure Group, consisting of NCIG Holdings Pty Ltd and Newcastle Coal Infrastructure Group Pty Ltd.
Noble	Noble Group Limited.
Noble Marketing	Noble Resources Pte Ltd (a Singapore company).
Noble Marketing Services Fee	has the meaning given in Section 5.6.2.
Non-Executive Director	A Director who is not employed in a full time executive capacity by Yancoal.
Note Trust Deed	the deed dated on or about the date of this Prospectus between the Issuer, Yancoal and the Trustee in relation to the Subordinated Capital Notes (see section 10.6).
Note Trustee	Australian Executor Trustees Limited (ABN 84 007 869 794) AFSL240023.
Offer	the offer by the Issuer of Subordinated Capital Notes under this Prospectus to raise up to approximately US$2.3077 billion.
OMA	the offer management agreement dated on or about the date of this Prospectus between the Issuer, Yancoal and the Manager (see section 10.5).
Offer Period	the period from the Opening Date to the Closing Date[2].
Opening Date	the day the Offer opens, which is expected to be 2 December 2014.
Optional Distribution Payment	has the meaning given in the Terms.
Outstanding	has the meaning given in the Terms.
PAC	the New South Wales Planning Assessment Commission.
PCI	pulverised coal injection.
PRC	People's Republic of China.
Privacy Act	Privacy Act 1988 (Cth).
Prospectus	this document (including the electronic form of this Prospectus), as supplemented or replaced.
PWCS	Port Waratah Coal Services Ltd ACN 001 363 828.
Record Date	the record date of the Offer, expected to be 7.00pm 28 November 2014.
Redeem or Redemption	has the meaning given in the Terms.
Redemption Amount	has the meaning given in the Terms.
Reference Price	has the meaning given in the Terms.
Register	the official register of Yancoal Ordinary Shares maintained by the Registrar on the issuer's behalf, and includes any sub-register established and maintained under CHESS.
Relevant Date	has the meaning given in the Terms.
Reserve or Reserves	has the meaning given to ore reserve under JORC 2004 or JORC 2012 (as relevant). Reserves are sub-divided in order of increasing confidence into probable ore reserves and proved ore reserves. For further details of Yancoal's probable ore reserves and proved ore reserves please refer to Section 5.2.2.
Resource or Resources	has the meaning given to mineral resource under JORC 2004 or JORC 2012 (as relevant). Resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories. For further details of Yancoal's inferred, indicated and measured resource categories please refer to Section 5.2.2.
Restricted Action	has the meaning given in the Terms.
ROM	run of mine.

2 Yancoal may, in its absolute discretion, close the Offer early or extend the Offer Period without notice. Yancoal may also withdraw the Offer at any time before the Subordinated Capital Notes are issued.

174 Yancoal Subordinated Capital Notes

B Glossary
Continued

Second Reset Date	has the meaning given in the Terms.
Senior Ranking Obligations	has the meaning given in the Terms.
SEOC	South-East Open-Cut area.
SEP	Stratford expansion project.
Share Registry	Computershare Investor Services Pty Limited.
Shareholder Loans	has the meaning given in Section 5.8.
SHCC	semi-hard coking coal.
Special Resolution	has the meaning given in the Terms.
SRN	Securityholder Reference Number for the Subordinated Capital Notes (when issued) held on any Issuer sponsored sub-register.
SSCC	semi-soft coking coal.
Step Up	has the meaning given in the Terms.
Subordinated Capital Notes	the subordinated perpetual convertible unsecured capital notes to be issued by Yancoal under this Prospectus on the terms and conditions set out in Appendix A.
Subordinated Guarantee	has the meaning given in the Terms.
Subsequent Reset Date	has the meaning given in the Terms.
Subsidiaries	has the meaning given in the Terms.
Tax Event	has the meaning given in the Terms.
Taxation Letter	the taxation letter from PricewaterhouseCoopers dated 24 November 2014 in Section 8.
Terms	the terms and conditions of the Subordinated Capital Notes as set out in Appendix A.
TFN	Tax File Number.
ToP	take-or-pay.
ULD	Upper Liddell.
Unpaid Distribution Amounts	has the meaning given in the Terms.
US dollar or US$	the lawful currency for the time being of the United States of America.
WICET	the Wiggins Island Coal Export Terminal.
WICET Holdings	WICET Holdings Pty Ltd ABN 26 131 210 001.
Winding Up	has the meaning given in the Terms.
Yancoal	Yancoal Australia Limited ABN 82 111 859 119.
Yancoal Directors	the directors of Yancoal.
Yancoal Group	Yancoal and its controlled entities taken as a whole.
Yancoal Ordinary Share	a fully paid ordinary share in the capital of Yancoal.
Yanzhou	Yanzhou Coal Mining Company Limited.
Yanzhou Support	has the meaning given in Section 5.8.2(b).
YEN	Yarrabee East North.
YRL	Yancoal Resources Limited ACN 000 754 174.

This page has been left blank intentionally.

B Glossary Continued
This page has been left blank intentionally.

Corporate Directory
Issuer
Yancoal SCN Limited Level 26, 363 George Street Sydney NSW 2000 ACN 602 841 556
Subordinated Guarantor
Yancoal Australia Limited Level 26, 363 George Street Sydney NSW 2000 ACN 111 859 119
Auditor
ShineWing Hall Chadwick Level 1, CITIC House
99 King Street Melbourne VIC 3000
Legal Adviser
Herbert Smith Freehills ANZ Tower 161 Castlereagh Street Sydney NSW 2000
Tax Adviser
PricewaterhouseCoopers Darling Park Tower 2, 201 Sussex Street Sydney NSW 1171
Share Registry
Computershare Investor Services Pty Limited Level 4, 60 Carrington Street Sydney NSW 2000
Trustee
Australia Executor Trustees Limited Level 22, 207 Kent Street Sydney NSW 2000
How to contact us
Yancoal Information Line on 1300 608 419 (within Australia) or +61 3 9938 4354 (outside Australia) (Monday to Friday 9.00am – 5.00pm, Sydney time)
Website www.yancoal.com.au

YANCOAL.COM.AU

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC